As filed with the Securities and Exchange Commission on December 14, 2016
Registration No. 333-213803

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

BERRY PLASTICS GROUP, INC.
(Exact name of registrant as specified in its charter)
Delaware	3089	20-5234618
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
101 Oakley Street
Evansville, Indiana 47710
(812) 424-2904
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Jason K. Greene
Chief Legal Officer
Berry Plastics Group, Inc.
101 Oakley Street
Evansville, Indiana 47710
(812) 306-2764
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:
Louis C. Spelios Eliot W. Robinson Bryan Cave LLP One Atlantic Center Fourteenth Floor 1201 West Peachtree Street, NW Atlanta, Georgia 30309-3488 (404) 572-6785	Richard J. Grossman Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036-6522 (212) 735-2116	Michael S. Ben Meredith Ervine Honigman Miller Schwartz and Cohn LLP 2290 First National Building 660 Woodward Avenue Detroit, MI 48226-3506 (313) 465-7316
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of  “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐

Exchange Act Rule 14d-1(d) (Cross-Border Third Party Tender Offer)
☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED UNTIL THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROXY STATEMENT/PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION WHERE SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.
PRELIMINARY — SUBJECT TO COMPLETION —  DATED DECEMBER 14, 2016

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear Stockholders of AEP Industries Inc.,
On August 24, 2016, AEP Industries Inc. (“AEP”) entered into an Agreement and Plan of Merger, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of December 7, 2016 (the “merger agreement,” a copy of which is included as Annex A) with Berry Plastics Group, Inc. (“Berry”) and related entities providing for the acquisition of AEP by Berry. Under the terms of the merger agreement, Berry will acquire AEP through a two-step merger process (the “mergers”) that will result in AEP merging with and into an indirect, wholly owned limited liability company subsidiary of Berry.
In connection with the transactions contemplated by the merger agreement, AEP will hold a special meeting of stockholders on January 18, 2017 at the Courtyard by Marriott Montvale, 100 Chestnut Ridge Road, Montvale, New Jersey 07645 to vote to adopt the merger agreement and approve related matters as described in the accompanying proxy statement/prospectus. Under the laws of the State of Delaware, the approval of AEP’s stockholders must be obtained before the mergers can be completed. Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of AEP common stock. The AEP board of directors unanimously recommends that AEP stockholders vote “FOR” the adoption of the merger agreement in the event the base merger consideration (as defined below) becomes payable, “FOR” the adoption of the merger agreement in the event the alternative merger consideration (as defined below) becomes payable, and “FOR” the other matters to be considered at the AEP special meeting. In connection with the merger agreement, certain stockholders have entered into voting agreements with Berry pursuant to which such stockholders, who collectively own approximately 21.5% of the outstanding common stock of AEP, have agreed to vote their shares in favor of the mergers. Accordingly, an affirmative vote of approximately an additional 28.5% of the outstanding common stock of AEP is required in order to approve the mergers. In considering the recommendation of the AEP board of directors, you should be aware that certain directors and executive officers of AEP will have interests in the mergers that may be different from, or in addition to, the interests of AEP stockholders generally. See “Proposal 1 — The Mergers — Interests of Certain Directors and Executive Officers of AEP in the Mergers.”
If the mergers are completed and the base merger consideration becomes payable, each stockholder of AEP will be entitled to receive, at the holder’s election, $110.00 in cash (the “cash consideration”) or 2.5011 shares of Berry common stock (the “stock consideration” and, together with the cash consideration, the “base merger consideration”) in exchange for each share of AEP common stock, except in the limited circumstances that the alternative merger consideration becomes payable and subject to the terms and conditions set forth in the merger agreement. The base merger consideration will be prorated as necessary to ensure that fifty percent (50%) of the total outstanding shares of AEP common stock entitled to receive base merger consideration will be exchanged for the cash consideration and fifty percent (50%) of such shares will be exchanged for the stock consideration. In addition, under certain limited circumstances (as specified in the merger agreement), Berry may elect, in its sole discretion, to pay one hundred percent (100%) of the merger consideration in cash (the “alternative merger consideration”), subject to certain conditions.
Based on the $50.52 closing price of Berry’s common stock on the New York Stock Exchange (the “NYSE”) on December 14, 2016, the blended value of the base merger consideration represented an implied value of approximately $118.18 for each share of AEP common stock. The AEP common stock is traded on the Nasdaq Global Select Market under the symbol “AEPI” and the Berry common stock is traded on the NYSE under the symbol “BERY.” Because a fixed number of shares of Berry common stock is to be received by AEP stockholders as stock consideration if the base merger consideration becomes payable, the implied value of the base merger consideration will fluctuate with the market price of Berry common stock and will not be known at the time AEP stockholders vote on the mergers or at the time AEP stockholder elect their form of base merger consideration. You should obtain current stock price quotations for AEP common stock and Berry common stock before deciding how to vote with respect to the adoption of the merger agreement and before you elect your preferred form of base merger consideration.
The obligations of AEP and Berry to complete the mergers are subject to the satisfaction or waiver of a number of conditions set forth in the merger agreement, including the adoption of the merger agreement for the applicable merger consideration by AEP stockholders.
Your vote is very important, regardless of the number of shares of AEP common stock you own. To ensure your representation at the special meeting, please take time to vote by following the instructions contained in the accompanying proxy statement/prospectus and on your proxy card. Please vote promptly whether or not you expect to attend the special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the special meeting. A failure to vote your shares, or to provide instructions to your broker, bank or nominee as to how to vote your shares, is the equivalent of a vote against the mergers with respect to each of the proposals regarding the adoption of the merger agreement.

We encourage you to read this entire proxy statement/prospectus, including the risk factors relating to the mergers, in the section entitled “Risk Factors” beginning on page 28. You also can obtain information about AEP and Berry from the documents that each has filed with the Securities and Exchange Commission.
Sincerely,
/s/ J. Brendan Barba

J. Brendan Barba
Chairman of the Board of Directors and
Chief Executive Officer
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the mergers described in the accompanying proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
The accompanying proxy statement/prospectus is dated December [   ], 2016, and it
is first being mailed to AEP stockholders of record on or about December 16, 2016.

AEP INDUSTRIES INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON JANUARY 18, 2017
To the Stockholders of AEP Industries Inc.:
We will hold a special meeting of the stockholders of AEP Industries Inc. (“AEP”) on January 18, 2017, at 10:00 a.m., Eastern Time, at the Courtyard by Marriott Montvale, 100 Chestnut Ridge Road, Montvale, New Jersey 07645, to consider and vote upon the following items of business:
•
A proposal to adopt the merger agreement pursuant to which AEP stockholders would be entitled to receive, at the holder’s election, $110.00 in cash or 2.5011 shares of Berry common stock in exchange for each share of AEP common stock (the “base merger consideration”), subject to the proration mechanics in the merger agreement, which will result in AEP merging with and into a wholly owned subsidiary of Berry Plastics Group, Inc. (“Berry”) (the “base merger consideration proposal”).

•
A proposal to adopt the merger agreement pursuant to which, in certain limited circumstances (as specified in the merger agreement) Berry may elect, in its sole discretion, to pay $110.00 in cash for each share of AEP common stock (the “alternative merger consideration”), subject to certain conditions, which will result, in those circumstances and subject to those conditions, in AEP merging with and into a wholly owned subsidiary of Berry (the “alternative merger consideration proposal”).

•
A proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable to the named executive officers of AEP in connection with the consummation of the mergers (the “advisory compensation proposal”).

•
A proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement pursuant to the base merger consideration proposal or the alternative merger consideration proposal (the “adjournment proposal”).

The accompanying proxy statement/prospectus describes the merger agreement and the proposed mergers in detail and includes, as Annex A, the complete text of the merger agreement. We urge you to read these materials for a description of the merger agreement and the proposed mergers. In particular, you should carefully read the section entitled “Risk Factors” beginning on page 28 of the accompanying proxy statement/prospectus for a discussion of certain risk factors relating to the mergers.
The AEP board of directors unanimously determined that the merger agreement and the transactions contemplated thereby, upon the terms and subject to the conditions set forth in the merger agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and Delaware Limited Liability Company Act (the “DLLCA”), are advisable, fair to and in the best interests of the AEP stockholders and approved the execution and delivery of and performance under the merger agreement. The AEP board of directors unanimously recommends that stockholders vote (1) “FOR” the approval of the base merger consideration proposal, (2) “FOR” the approval of the alternative merger consideration proposal (3) “FOR” the approval of the advisory compensation proposal and (4) “FOR” the approval of the adjournment proposal.
The AEP board of directors fixed the close of business on December 12, 2016, as the record date for determining the stockholders entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. Only holders of our common stock at the close of business on the record date are entitled to receive this notice and to attend and vote at the special meeting. For ten (10) days prior to the special meeting, a complete list of stockholders will be available during regular business hours at our principal executive office, 95 Chestnut Ridge Road, Montvale, New Jersey 07645. A stockholder may examine the list for any legally valid purpose related to the special meeting.
YOUR VOTE IS VERY IMPORTANT. Each of the base merger consideration proposal and the alternative merger consideration proposal must be adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of AEP common stock entitled to vote. If you do not return your proxy or do not vote in person at the special meeting, the effect will be the same as a vote against the base merger consideration proposal and the alternative merger consideration proposal. Whether or not you plan to attend the special meeting in person, we urge you to take time to vote by following the instructions contained in the accompanying proxy statement/prospectus and on your proxy card. You may revoke your proxy at any time before the special meeting by sending a written notice of revocation, submitting a new proxy or by attending the special meeting and voting in person.
If you have any questions concerning the merger agreement or the transaction contemplated by the merger agreement or this proxy statement/prospectus, would like additional copies or need help voting your shares of AEP common stock, please contact AEP’s proxy solicitor:
Georgeson
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Call Toll Free: (800) 561-3947
By Order of the Board of Directors
/s/ John F. Hughes, Jr.

John F. Hughes, Jr.
Vice President and Secretary
Montvale, New Jersey
December [   ], 2016

AVAILABLE ADDITIONAL INFORMATION
Both Berry and AEP file annual, quarterly and current reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the “SEC”). You may read and copy any materials that either Berry or AEP files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 for further information on the Public Reference Room. In addition, Berry and AEP file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You can also obtain these documents, free of charge, from Berry at http://www.berryplastics.com or from AEP at http://www.aepinc.com. The information contained on, or that may be accessed through, Berry’s and AEP’s websites is not incorporated by reference into, and is not a part of, this proxy statement/prospectus.
Berry has filed a registration statement on Form S-4 of which this proxy statement/prospectus forms a part with respect to the shares of Berry common stock to be issued in the mergers. This proxy statement/prospectus constitutes the prospectus of Berry filed as part of the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits in the SEC’s reading room at the address set forth above or at the SEC’s website mentioned above. Statements contained in this proxy statement/prospectus as to the contents of any contract or other documents referred to in this proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable agreement or other document filed as an exhibit to the registration statement. Additionally, as permitted by the SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement but incorporates certain important business and financial information about Berry and AEP from other documents that are not included in or delivered with this document. These documents are available to you without charge upon your written or oral request. Your requests for these documents should be directed to the following:
For information related to Berry:
Berry Plastics Group, Inc.
101 Oakley Street
Evansville, Indiana 47710
Attn: Dustin Stilwell, Head of Investor Relations
(812) 424-2904
For information related to AEP:
Georgeson
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Call Toll Free: (800) 561-3947
In order to ensure timely delivery of these documents, you should make your request by January 11, 2017, to receive them before the special meeting.
You can also obtain documents incorporated by reference in this document through the SEC’s website at www.sec.gov. For a more detailed description of the information incorporated by reference into this proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 153.

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form S-4 filed with the SEC by Berry (File No. 333-213803), constitutes a prospectus of Berry under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock, par value $0.01 per share, of Berry (“Berry common stock”), to be issued to AEP stockholders pursuant to the merger agreement. This document also constitutes a proxy statement of AEP under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting of AEP stockholders, at which AEP stockholders will be asked to consider and vote upon the adoption of the merger agreement pursuant to each of the base merger consideration proposal and the alternative merger consideration proposal.
You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. Berry and AEP have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated December [   ], 2016, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date hereof or any earlier date provided herein. Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to AEP stockholders nor the issuance by Berry of shares of its common stock pursuant to the merger agreement will create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

i

ii

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QUESTIONS AND ANSWERS ABOUT THE MERGERS AND THE SPECIAL MEETING
Q:
Why am I receiving this proxy statement/prospectus?

A:
AEP Industries Inc., which we refer to as “AEP,” has agreed to be acquired by Berry Plastics Group, Inc., which we refer to as “Berry,” under the terms of the merger agreement that are described in this proxy statement/prospectus. In order for AEP to complete the transactions contemplated by the merger agreement, AEP needs the approval of the merger agreement by AEP stockholders. In addition, AEP is soliciting proxies from its stockholders with respect to a proposal to approve, on a non-binding, advisory basis, the compensation that certain executive officers of AEP may receive in connection with the mergers pursuant to agreements or arrangements with AEP, which we refer to as the “advisory compensation proposal,” as well as a proposal to adjourn the special meeting, if necessary or appropriate to solicit additional proxies in favor of the merger agreement, which we refer to as the “adjournment proposal.” Approval of the advisory compensation proposal and the adjournment proposal are not conditions to the consummation of the mergers.

This proxy statement/prospectus includes important information about the mergers, the merger agreement (a copy of which is attached as Annex A to this proxy statement/prospectus) and the special meeting. AEP stockholders should read this document carefully and in its entirety. The enclosed voting materials allow stockholders to vote their shares without attending the special meeting in person. Your vote is important. We encourage you to submit your proxy as soon as possible.
Q:
Why am I being asked to vote on the merger agreement twice?

A:
The merger agreement provides that upon the closing of the mergers, AEP stockholders will receive from Berry one of two sets of merger consideration, each of which would become payable in mutually exclusive scenarios:

•
In Proposal 1, AEP stockholders are being asked to vote “FOR” the proposal to adopt the merger agreement pursuant to which AEP stockholders would be entitled to receive, at the holder’s election, 2.5011 shares of Berry common stock (the “stock consideration”) or $110.00 in cash or (the “cash consideration” and, together with the stock consideration, the “base merger consideration”) in exchange for each share of AEP common stock, subject to the proration mechanics in the merger agreement, which would result in AEP merging with and into a wholly owned subsidiary of Berry (the “base merger consideration proposal”).

•
In Proposal 2, AEP stockholders are being asked to vote “FOR” the proposal to adopt the merger agreement pursuant to which, in certain limited circumstances (as specified in the merger agreement and described below), Berry may elect, in its sole discretion, to pay $110.00 in cash per share of AEP common stock (the “alternative merger consideration”), subject to certain conditions, which would result, in those circumstances and subject to those conditions, in AEP merging with and into a wholly owned subsidiary of Berry (the “alternative merger consideration proposal”).

If AEP provides written notice to Berry (i) that there is a parent material adverse effect (as defined in the merger agreement) or (ii) that the written tax opinion that the mergers will be treated as a “reorganization” for U.S. federal income tax purposes, which is required to be delivered to AEP in connection with the mergers, cannot be delivered, and, accordingly, in either event (i) or (ii), such condition to the closing of the mergers has not been and cannot be satisfied, Berry may elect in its sole discretion to pay the alternative merger consideration (which we refer to as the “Alternative Funding Election”), but only if AEP stockholders have approved the alternative merger consideration proposal.
You may choose to vote “FOR” or “AGAINST” either or both of the base merger consideration proposal and the alternative merger consideration proposal, though the payment of the base merger consideration or the alternative merger consideration is dependent upon AEP stockholders approving the base merger consideration proposal and the alternative merger consideration proposal, respectively. Accordingly, if the base merger consideration proposal is adopted by AEP stockholders and the alternative merger consideration proposal is not adopted by AEP stockholders, the mergers will only close in the event that all conditions to closing have been satisfied or waived, in which case the AEP stockholders will receive the base merger consideration. If the base merger consideration proposal is not adopted by AEP stockholders but the alternative merger consideration proposal is adopted by AEP stockholders, the mergers will only close in the limited circumstances that Berry can and does make an Alternative Funding Election, in which case AEP stockholders will receive the alternative merger consideration. If both the base merger consideration proposal and the alternative merger consideration proposal are adopted by AEP stockholders, the mergers will close if all conditions to closing have been satisfied or waived (in which case AEP stockholders will receive the base merger consideration) or in the limited circumstances that certain conditions to closing are not satisfied, Berry makes an Alternative Funding Election and the transaction closes within the Alternative Funding Election Period (in which case AEP stockholders will receive the alternative merger consideration). If neither the base merger consideration proposal nor the alternative merger consideration proposal is adopted by AEP stockholders, the mergers will not close; in such case, AEP will remain an independent, public company and AEP stockholders will not receive any merger consideration. In no circumstances will both the alternative merger consideration and the base merger consideration be paid to AEP stockholders.
Q:
What am I being asked to vote on at the special meeting?

A:
AEP is holding the special meeting to ask its stockholders to consider and vote upon a proposal to approve the adoption of the merger agreement pursuant to which AEP stockholders will receive the base merger consideration and to separately vote upon a proposal to approve the adoption of the merger agreement pursuant to which AEP stockholders will receive the alternative merger consideration, which will result, in the case of either proposal, in AEP merging with and into a wholly owned subsidiary of Berry. AEP stockholders are also being asked to consider and vote upon (i) the advisory compensation proposal and (ii) the adjournment proposal.

Q:
What will I receive in the mergers?

A:
If the base merger consideration proposal is approved by AEP stockholders and all conditions to the mergers have been satisfied or waived, upon the closing of the mergers, each share of AEP common stock will be converted into the right to receive, at the holder’s election and subject to the proration procedures set forth in the merger agreement and the exceptions discussed below, the base merger consideration.

If the base merger consideration becomes payable, the total number of shares of AEP common stock (including shares of restricted stock, but excluding shares owned by Berry or its subsidiaries or shares of AEP common stock owned by AEP or any of its subsidiaries as treasury stock, which treasury stock will be automatically cancelled (the “cancelled shares”) and excluding shares for which AEP stockholders have properly exercised and perfected a demand for appraisal rights pursuant to the Delaware General Corporation Law (the “DGCL”) (the “dissenting shares”)) that will be converted into cash consideration is fixed at fifty percent (50%) of the total number of shares of AEP common stock outstanding immediately prior to the completion of the mergers (including shares of restricted stock, but excluding cancelled shares and dissenting shares), and the remaining fifty percent (50%) of shares of AEP common stock will be converted into the stock consideration. As a result, to the extent that aggregate number of shares with respect to which a valid cash election (the “cash election”) or a valid stock election (the “stock election”) has been made exceeds these limits, stockholders who elected the form of consideration that has been oversubscribed will receive a mixture of both cash and stock consideration in accordance with the proration procedures set forth in the merger agreement and described in the section entitled “The Merger Agreement — Consideration to be Received by AEP Stockholders in the Merger.”
If the alternative merger consideration proposal is approved by AEP stockholders, Berry elects the Alternative Funding Election and the mergers are consummated within the Alternative Funding Election Period (as defined below), each share of AEP common stock shall be exchanged for $110.00 in cash.
See “The Merger Agreement — Consideration to be Received by AEP Stockholders in the Merger” for a more complete discussion of the merger consideration, the election procedures, the proration procedures, and the Alternative Funding Election.

Q:
How do I make an election to receive cash, Berry common stock or a combination of both in connection with the base merger consideration proposal?

A:
Prior to consummation of the mergers and at least twenty (20) business days prior to the anticipated election deadline, you will be sent an election form that contains instructions for making your election of the form of base merger consideration you wish to receive in the mergers. Following the mailing, Berry or the exchange agent will also, upon request, make available forms of election to each person who subsequently becomes a holder of AEP common stock. If you have not received a form of election, you may obtain one by contacting D.F. King & Co., Inc., the information agent at (800) 791-3320 (banks and brokers should use (212) 269-5550). Each AEP stockholder should complete and return the election form to the exchange agent according to the instructions included with the form prior to the election deadline. Elections returned to AEP or Berry will be invalid. Unless otherwise agreed to in advance by AEP and Berry, the election deadline will be 5:00 p.m. Eastern Time on the date as near as practicable to the date that is two (2) business days prior to the expected closing date of the mergers. AEP and Berry will cooperate to issue a press release announcing the date of the election deadline at least five (5), but not more than fifteen (15), business days prior to the election deadline. AEP and Berry currently expect the election deadline to be 5:00 p.m. Eastern Time on January 18, 2017. If the closing date of the mergers is delayed to a subsequent date, the election deadline will be similarly delayed to a subsequent date, and Berry and AEP will promptly announce any such delay or rescheduling.

If you own shares of AEP common stock in “street name” or through a bank, broker or other nominee, you should follow the instructions of the bank, broker or other nominee for making an election with respect to your shares. That deadline may be earlier than the election deadline specified above. See “The Merger Agreement — Consideration to be Received by AEP Stockholders in the Merger.”
Whether you vote “FOR” or “AGAINST” either the base merger consideration proposal or the alternative merger consideration proposal, you are permitted and encouraged to submit an election form. If you do not send in the election form by the election deadline, you will be treated as though you did not make an election.
Q:
What happens if I do not make a valid election to receive cash or Berry common stock?

A:
If an AEP stockholder does not return a properly completed election form by the election deadline, such stockholder’s shares of AEP common stock will be considered “non-election” shares and will be converted into the right to receive the stock consideration or the cash consideration according to the allocation procedures specified in the merger agreement (unless Berry makes the Alternative Funding Election, the alternative merger consideration proposal is approved by AEP stockholders and the closing occurs within the Alternative Funding Election Period). Generally, in the event the base merger consideration becomes payable and one form of consideration (stock consideration or cash consideration) is undersubscribed in the mergers, shares of AEP common stock for which no election has been validly made will be allocated to that form of undersubscribed base merger consideration before any shares of AEP common stock electing the oversubscribed form will be switched to the undersubscribed base merger consideration pursuant to the proration procedures. Accordingly, while electing one form of base merger consideration will not guarantee you will receive that form of base merger consideration for all of your shares of AEP common stock, shares for which an election has been timely returned will generally have a priority over non-election shares in the event proration is necessary.

Q:
What will holders of AEP restricted stock, options and performance units receive in the mergers?

A:
In the event AEP stockholders approve the base merger consideration proposal, all conditions to closing are satisfied or waived and the mergers are consummated, the holders of AEP restricted stock, options and performance units will receive the following:

•
Restricted Stock Awards:   At the effective time of the mergers, the vesting conditions or restrictions applicable to each outstanding award of restricted stock will lapse. Each holder of a restricted stock award will be entitled to make the same election as other AEP common stockholders with respect to the shares of restricted stock and to receive the same consideration as other AEP common stockholders, subject to certain conditions.
•
Options:   At the effective time of the mergers, each outstanding option to purchase shares of AEP common stock, whether or not vested, will be cancelled in exchange for the right to receive the following: (i) a cash payment equal to the excess of  (A) the product of  (x) fifty percent (50%) of the cash consideration and (y) the total number of shares of AEP common stock underlying such option over (B) the aggregate exercise price of such option; and (ii) a number of shares of Berry common stock equal to the product of  (A) fifty percent (50%) of the stock consideration and (B) the total number of shares of AEP common stock underlying such option, subject to certain conditions.

•
Performance Units:   At the effective time of the mergers, the vesting conditions or restrictions applicable to each outstanding performance unit of AEP, which represents the right to receive one share of AEP common stock or the cash value of one share of AEP common stock (each, a “performance unit”), will lapse, and each holder of a performance unit will receive payment for such performance unit in accordance with his or her payment election (the “payment election”) or as provided below. For performance units subject to a performance condition as in effect immediately prior to the effective time of the mergers, the number of performance units will be determined based on the level of achievement of such performance condition for the period beginning on the first day of the performance period and ending on (I) if the effective time of the mergers occurs on or prior to the 18th of a calendar month, the last day of the second most recently completed full fiscal month prior to the effective time of the mergers or (II) if the effective time of the mergers occurs following the 18th of a calendar month, the last day of the most recently completed fiscal month prior to the effective time of the mergers, in each case, in a manner that is consistent with past practice and prorated for the period based on completed full fiscal months from the date of grant through the effective time of the mergers. Each holder of a performance unit will be entitled to elect to receive in full settlement of such performance unit either of the following: (i) a cash payment equal to the product of  (A) the closing price of a share of AEP common stock on Nasdaq on the last full trading day prior to the closing date and (B) the total number of shares of AEP common stock subject to such performance unit; or (ii) a combination of  (A) a cash payment equal to the product of  (1) fifty percent (50%) of the cash consideration and (2) the total number of shares of AEP common stock subject to such performance unit and (B) a number of shares of Berry common stock equal to the product of  (1) fifty percent (50%) of the stock consideration and (2) the total number of shares of AEP common stock subject to such performance unit, subject to certain conditions.

In the event AEP stockholders approve the alternative merger consideration proposal, Berry makes the Alternative Funding Election and the closing occurs during the Alternative Funding Election Period, the holders of AEP restricted stock, options and performance units will receive the following:
•
Restricted Stock Awards:   At the effective time of the mergers, each share of restricted stock will be cancelled in exchange for the right to receive the alternative merger consideration with respect to each share of restricted stock.

•
Options:   At the effective time of the mergers, each outstanding option, whether or not vested, will be cancelled in exchange for the right to receive a cash payment equal to the excess of  (i) the product of  (A) the alternative merger consideration and (B) the total number of shares of AEP common stock underlying such option over (ii) the aggregate exercise price of such option.

•
Performance Units:   At the effective time of the mergers, each holder of a performance unit will be entitled to receive, in full settlement of such performance unit, a cash payment equal to the product of  (i) the alternative merger consideration and (ii) the total number of shares of AEP common stock subject to such performance unit.

See “The Merger Agreement — Treatment of AEP Equity Awards.”

Q:
Will fractional shares be issued?

A:
No. If the aggregate number of shares of Berry common stock that you are otherwise entitled to receive as part of the merger consideration includes a fraction of a share of Berry common stock, you will receive cash in lieu of that fractional share. See “The Merger Agreement — Election of Form of Consideration; Exchange of Certificates; Receipt of Merger Consideration — Fractional Shares.”

Q:
What risks should I consider before I vote on the merger agreement?

A:
You should review “Risk Factors” beginning on page 28, as well as the risk factors that appear in the documents incorporated by reference into this proxy statement/prospectus.

Q:
Will Berry stockholders receive any shares or cash in the mergers?

A:
No. Berry stockholders will continue to own the same number of Berry shares they owned before the effective time of the mergers and will not receive merger consideration.

Q:
When are the mergers expected to be completed?

A:
We are working to complete the mergers as quickly as possible. We currently expect to complete the mergers promptly after the special meeting; however, it is possible that the mergers could be completed at a later time or not at all.

Q:
What are the United States federal income tax consequences of the mergers to me?

A:
If the base merger consideration becomes payable, Berry and AEP expect the mergers to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), for United States federal income tax purposes. If the mergers so qualify, AEP stockholders generally will not recognize gain or loss on the exchange of AEP common stock solely for Berry shares in the mergers and their basis in and holding periods for their AEP common stock will generally carry over to the Berry common stock received in the mergers. AEP stockholders exchanging AEP common stock solely for cash in the merger, including all AEP stockholders in the event that the alternative merger consideration proposal is approved by AEP stockholders, Berry makes the Alternative Funding Election and the mergers are consummated, generally will recognize gain or loss in an amount equal to the difference between the amount of cash received and the AEP stockholder’s aggregate tax basis in its AEP common stock surrendered in exchange thereof. AEP stockholders exchanging AEP common stock for a combination of Berry common stock and cash generally will recognize gain (but not loss) or, in certain circumstances, dividend income, in an amount equal to the lesser of  (i) the amount of cash received in the mergers and (ii) the excess, if any, of  (A) the sum of the amount of cash and the fair market value of shares of Berry common stock received in the mergers over (B) the AEP stockholder’s aggregate tax basis in the AEP common stock surrendered in exchange for Berry common stock.

See “United States Federal Income Tax Consequences” beginning on page 123 for a more complete discussion of the United States federal income tax consequences of the mergers. Your tax consequences will depend on your personal situation. You should consult your tax advisor for a full understanding of the tax consequences of the mergers to you.
Q:
What happens if I do not return a proxy or otherwise do not vote?

A:
Because the required vote of AEP stockholders on the merger agreement is based upon the number of outstanding shares of AEP common stock entitled to vote rather than upon the number of shares actually voted, a failure to return a proxy, abstentions and broker non-votes will have the same practical effect as a vote “AGAINST” the base merger consideration proposal and “AGAINST” the alternative merger consideration proposal.

The vote on the advisory compensation proposal and the vote on the adjournment proposal each requires the affirmative vote of the majority of shares present in person or represented by proxy at such special meeting and entitled to vote thereon. A failure to return a proxy and broker non-votes will have no effect on these proposals. Broker non-votes occur when a beneficial owner holding shares in “street name” does not instruct the broker, bank or other nominee that is the record owner of such stockholder’s shares on how to vote those shares on a particular proposal. Abstentions will have the same effect as a vote “AGAINST” the proposals.
If you properly complete and sign your proxy but do not indicate how your shares of AEP common stock should be voted on a proposal, the shares of AEP common stock represented by your proxy will be voted as the AEP board of directors recommends and therefore, “FOR” the adoption of the base merger consideration proposal, “FOR” the adoption of the alternative merger consideration proposal, “FOR” approval of the advisory compensation proposal and “FOR” approval of the adjournment proposal.
If you are a participant in the 401(k) Savings Plan, you are not able to vote the shares of AEP common stock allocated to such account in person at the special meeting. Your proxy card will serve to instruct the trustee of the 401(k) Savings Plan on how to vote your shares of AEP common stock. If you are a participant in the 401(k) Savings Plan and do not submit voting instructions to the trustee of the 401(k) Savings Plan, those shares of AEP common stock will not be voted. To allow sufficient time for the trustee to vote your shares of AEP common stock, your proxy card related to the AEP shares allocated to your account in the 401(k) Savings Plan must be received by January 12, 2017.
Q:
Why am I being asked to cast a non-binding, advisory vote on the advisory compensation proposal?

A:
The SEC requires AEP to seek a non-binding, advisory vote on the advisory compensation proposal.

Q:
What will happen if AEP stockholders do not approve the advisory compensation proposal at the special meeting?

A:
Approval of the advisory compensation proposal is not a condition to completion of the mergers. The vote with respect to the advisory compensation proposal is an advisory vote and will not be binding on AEP, the AEP board of directors, Berry or other parties to the merger agreement. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the mergers are consummated, AEP’s named executive officers will be eligible to receive the compensation that is based on or otherwise relates to the mergers in accordance with the terms and conditions applicable to such payments.

Q:
Am I entitled to exercise appraisal rights instead of receiving the per share merger consideration for my shares of AEP common stock?

A:
Stockholders are entitled to appraisal rights under Section 262 of the DGCL provided they follow the procedures and satisfy the conditions set forth in Section 262 of the DGCL. For more information regarding appraisal rights, see the section entitled “Appraisal Rights of AEP Stockholders.”

In addition, a copy of Section 262 of the DGCL is attached as Annex D to this proxy statement/prospectus. Failure to strictly comply with Section 262 of the DGCL may result in your waiver of, or inability to exercise, appraisal rights.
Q:
What do I need to do now?

A:
After reading this proxy statement/prospectus, you may vote in one of four ways: (i) by mail (by completing and signing the proxy that accompanies this proxy statement/prospectus); (ii) by telephone; (iii) by using the internet; or (iv) in person (by either delivering the completed proxy or by casting a ballot if attending the special meeting). In the event that you choose not to exercise your vote by telephone, internet or in person, you should mail your signed proxy in the accompanying pre-addressed, postage-paid envelope as soon as possible so that your shares can be voted at the special meeting.

The telephone and internet voting procedures have been set up for your convenience and have been designed to authenticate your identity, to allow you to give voting instructions, and to confirm that those instructions have been properly recorded. If you would like to vote by telephone or by using the internet, please refer to the specific instructions on the proxy. The deadline for voting by telephone or via the internet is 11:59 p.m. Eastern Time on January 17, 2017.
Q:
If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:
No. Your broker will vote your shares on the merger agreement only if you provide instructions on how to vote. You should contact your broker and ask what directions your broker will need from you. If you do not provide instructions to your broker on how to vote on the merger agreement, your broker will not be able to vote your shares, and this will have the effect of voting “AGAINST” the base merger consideration proposal and “AGAINST” the alternative merger consideration proposal.

Similarly, your broker will vote your shares on the advisory compensation proposal and the adjournment proposal only if you provide instructions on how to vote. If you do not submit voting instructions to your broker, your shares will not be counted in determining the outcome of those proposals.
If you are a participant in the 401(k) Savings Plan and do not submit voting instructions to the trustee of the 401(k) Savings Plan, those shares of AEP common stock will not be voted. To allow sufficient time for the trustee to vote your shares of AEP common stock that are allocated to your account in the 401(k) Savings Plan, your proxy card must be received by January 12, 2017.
Q:
Should I send in my stock certificates now?

A:
No, please do NOT return your stock certificate(s) with your proxy. Prior to consummation of the mergers, Berry will mail you an election form and instructions regarding the surrender of your stock certificates. You should then, prior to the election deadline, send your AEP stock certificates to the exchange agent, together with your completed and signed election form.

Q:
What constitutes a quorum?

A:
The holders of at least one-third of the outstanding shares of AEP common stock as of the record date must be present in person or by proxy at the special meeting to constitute a quorum. For purposes of determining whether there is a quorum, all shares that are present will count towards the quorum, which includes abstentions.

Q:
Do any of AEP’s directors or executive officers have interests in the mergers that are in addition to or may differ from those of AEP stockholders?

A:
AEP’s executive officers and directors may have interests in the mergers that are in addition to or different from those of AEP stockholders generally, including certain rights with respect to unvested equity awards and severance benefits the aggregate value of which is approximately $28.77 million (based on an assumed effective date of the mergers and qualifying termination of employment on November 30, 2016 and a per share value of  $110.69 which is the average closing price of AEP common stock over the first five (5) business days following the public announcement of the mergers). The AEP board of directors was aware of and considered these interests to the extent such interests existed at the time, among other matters, in evaluating and negotiating the merger agreement, in approving the merger agreement and the mergers and in recommending that the base merger consideration proposal, the alternative merger consideration proposal, the advisory compensation proposal and the adjournment proposal each be approved by AEP stockholders. For a description of these interests, refer to “The Mergers — Interests of Certain Directors and Executive Officers of AEP in the Mergers.”

Q:
Whom should I contact if I have other questions about the merger agreement or the mergers?

A:
If you have more questions about the merger agreement or the mergers, you should contact:

Georgeson
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Call Toll Free: (800) 561-3947

Q:
When and where is the special meeting of AEP stockholders?

A:
The special meeting of AEP stockholders is scheduled to be held on January 18, 2017, at 10:00 a.m., Eastern Time, at the Courtyard by Marriott Montvale, 100 Chestnut Ridge Road, Montvale, New Jersey 07645.

Q:
Who can vote at the special meeting?

A:
All AEP stockholders of record at the close of business on December 12, 2016, the record date for the AEP special meeting, are entitled to received notice of and to vote at the special meeting.

Q:
Who will own Berry immediately following the mergers?

A:
Immediately following the consummation of the mergers in the event the base merger consideration becomes payable, AEP and Berry estimate that Berry stockholders as of immediately prior to the mergers will hold approximately 95% of the outstanding stock of Berry and AEP stockholders as of immediately prior to the mergers will hold approximately 5% of the outstanding stock of Berry on a fully diluted basis unless Berry has made the Alternative Funding Election. In the event the alternative merger consideration becomes payable, AEP stockholders will not hold any of the outstanding stock of Berry as a result of the mergers.

Q:
What must I bring to attend the special meeting?

A:
Only AEP’s stockholders of record as of the applicable record date, beneficial owners of AEP common stock as of the applicable record date, holders of valid proxies for the AEP special meeting and invited guests of AEP may attend the applicable special meeting. All attendees should be prepared to present government-issued photo identification (such as a driver’s license or passport) for admittance. The additional items, if any, that attendees must bring depend on whether they are stockholders of record, beneficial owners or proxy holders.

Additional information on attending the special meetings can be found under the section entitled “Special Meeting of the AEP Stockholders.”
Q:
Who will count the votes?

A:
The votes at the AEP special meeting will be counted by an independent inspector or judge of election appointed for the special meeting.

Q:
May I vote in person?

A:
Yes. If you are a stockholder of record of AEP at the close of business on December 12, 2016, you may attend the special meeting and vote your shares in person, in lieu of submitting your proxy by internet, telephone or by completing, signing, dating and returning the enclosed proxy card. Please vote promptly even if you expect to attend the special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the special meeting.

Q:
How does the AEP board of directors recommend I vote?

A:
The AEP board of directors, after considering the various factors described in the section entitled “The Mergers — AEP’s Reasons for the Mergers and Recommendation of the Board of Directors” beginning on page 48 and the alternatives to the mergers (including remaining as a stand-alone company), has unanimously approved the adoption of the merger agreement, resolved that the merger agreement and the transactions contemplated thereby (including the consummation of the mergers, the “Transactions”), upon the terms and subject to the conditions set forth in the merger agreement and in accordance with the relevant provisions of the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”), are advisable, fair to and in the best interests of AEP and its stockholders and resolved to recommend the adoption of the merger agreement by AEP’s stockholders and that the adoption of the merger agreement be submitted to a vote at a meeting of AEP’s stockholders.

Accordingly, the AEP board of directors unanimously recommends that you vote “FOR” the base merger consideration proposal, “FOR” the alternative merger consideration proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.
Q:
What happens if the mergers are not completed?

A:
If the merger agreement is not adopted by AEP’s stockholders pursuant to the base merger consideration proposal or the alternative merger consideration proposal, as either may become applicable, or if the mergers are not completed for any reason, AEP’s stockholders will not receive any payment for their shares of common stock. Instead, AEP will remain an independent public company, AEP common stock will continue to trade on Nasdaq and be registered under the Exchange Act and AEP will continue to file periodic reports with the SEC on account of the AEP common stock.

Under specified circumstances, AEP and/or Berry may be required to reimburse the other party’s expenses, or AEP may be required to pay Berry a termination fee, in each case upon termination of the merger agreement and as described in the section entitled “The Merger Agreement — Termination of the Merger Agreement — Expenses” beginning on page 101 and in the section entitled “The Merger Agreement — Termination of the Merger Agreement — Termination Fee” beginning on page 101.
Q:
Will the Berry common stock received at the time of completion of the mergers be traded on an exchange?

A:
Yes. Unless AEP stockholders approve the alternative merger consideration proposal, Berry has made the Alternative Funding Election and the closing occurs during the Alternative Funding Election Period, it is a condition to the consummation of the mergers that the shares of Berry common stock to be issued to AEP stockholders in connection with the mergers be authorized for listing on NYSE, subject to official notice of issuance.

Q:
What should I do if I receive more than one set of voting materials for the AEP special meeting?

A:
You may receive more than one set of voting materials for the AEP special meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instructions from your bank, broker or other nominee. For example, if you hold your AEP common stock in more than one brokerage account, you will receive a separate voting instructions for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy or respond to each set of voting instructions that you receive by following the instructions set forth in each separate proxy or set of voting instructions.

Q:
What’s the difference between holding shares as a stockholder of record and as a beneficial owner?

A:
If your shares of AEP common stock are registered directly in your name with AEP’s transfer agent, American Stock & Transfer Company, LLC, you are considered, with respect to those shares, to be the stockholder of record. If you are a stockholder of record, then this proxy statement/prospectus and your proxy card have been sent directly to you by AEP.

If your shares of AEP common stock are held through a bank, broker or other nominee, you are considered the beneficial owner of the shares of AEP common stock held in “street name.” In that case, this proxy statement/prospectus has been forwarded to you by your bank, broker or other nominee who is considered, with respect to those shares, to be the stockholder of record. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your shares by following their instructions for voting. You are also invited to attend the special meeting. However, because you are not the stockholder of record, you may not vote your shares in person at the special meeting unless you request and obtain a valid proxy from your bank, broker or nominee.
If you are a participant in the 401(k) Savings Plan, you are not able to vote the shares of AEP common stock allocated to such account in person at the special meeting and you must submit voting instructions for those shares of AEP common stock to the trustee of the 401(k) Savings Plan. To allow sufficient time for the trustee to vote your shares of AEP common stock related to the AEP shares allocated to your account in the 401(k) Savings Plan, your proxy card must be received by January 12, 2017.

Q:
What do I do if I am an AEP stockholder and I want to revoke my proxy?

A:
Stockholders of record may revoke their proxies at any time before their shares are voted at the AEP special meeting in any of the following ways:

•
sending a written notice of revocation to AEP at 95 Chestnut Ridge Road, Montvale, New Jersey 07645, Attn: John F. Hughes, Jr., Vice President and Secretary, which must be received before their shares are voted at the special meeting;

•
properly submitting a later-dated, new proxy card, which must be received before their shares are voted at the special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•
submitting a proxy via the internet or by telephone at a later date (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•
attending the AEP special meeting and voting in person. Attendance at the special meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Beneficial owners of AEP common stock may change their voting instruction only by submitting new voting instructions to the brokers, banks or other nominees that hold their shares of record or by obtaining a “legal” proxy and voting in person of the special meeting. If you are a participant in the 401(k) Savings Plan, you are not able to vote the shares of AEP common stock allocated to such account in person at the special meeting.
Additional information can be found under the section entitled “Special Meeting of the AEP Stockholders.”

SUMMARY
This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information important to you. To understand the mergers more fully, you should read this entire document carefully, including the annexes and the documents referred to in and incorporated by reference into this proxy statement/prospectus. A list of the documents incorporated by reference appears under the caption “Where You Can Find More Information” on page 153.
The Companies (page 37)
AEP Industries Inc.
95 Chestnut Ridge Road
Montvale, New Jersey 07645
(201) 641-6600
AEP, founded in 1970 and incorporated in Delaware in 1985, is a leading manufacturer of flexible plastic packaging films in North America. AEP manufactures and markets an extensive and diverse line of polyethylene and polyvinyl chloride flexible plastic packaging products, with consumer, industrial and agricultural applications. AEP’s flexible plastic packaging films are used in the packaging, transportation, beverage, food, automotive, pharmaceutical, chemical, electronics, construction, agriculture, carpeting, furniture and textile industries.
AEP manufactures plastic films, principally from resins blended with other raw materials, which it either sells or further processes by printing, laminating, slitting or converting. AEP’s processing technologies enable the creation of a variety of value-added products according to the specifications of AEP’s customers. AEP’s manufacturing operations are located in the United States and Canada.
AEP manufactures both industrial grade products, which are manufactured to general industry specifications, and specialty products, which are manufactured under more exacting standards to assure certain required chemical and physical properties. Specialty products generally sell at higher margins than industrial grade products.
The AEP common stock is currently listed on the Nasdaq Global Select Market under the symbol “AEPI.”
Berry Plastics Group, Inc.
101 Oakley Street
Evansville, Indiana 47710
(812) 424-2904
Berry is a leading provider of value-added plastic consumer packaging, nonwoven specialty materials and engineered materials with a track record of delivering high-quality customized solutions to its customers. Representative examples of Berry products include closures, prescription vials, specialty films, adhesives, nonwovens, drink cups, containers, and bottles. Berry sells its products predominantly into stable, consumer-oriented end-markets, such as healthcare, personal care, and food and beverage.
Berry’s customers consist of a diverse mix of leading global, national, mid-sized regional and local specialty businesses. The size and scope of Berry’s customer network allows it to introduce new products it develops or acquires to a vast audience that is familiar with its brand. In fiscal 2016, no single customer represented more than approximately 5% of net sales and the top ten customers represented 19% of net sales. Berry believes that its manufacturing processes and ability to leverage its scale to reduce expenses positions it as a low-cost manufacturer relative to its competitors.
Berry’s common stock is listed on the NYSE under the symbol “BERY.”
Berry Plastics Corporation, a Delaware corporation is a direct, wholly owned subsidiary of Berry. Berry Plastics Acquisition Corporation XVI, a Delaware corporation (referred to previously in this proxy statement/prospectus as Merger Sub) and Berry Plastics Acquisition Corporation XV, LLC, a Delaware limited liability company (referred to previously in this proxy statement/prospectus as Merger Sub LLC), are direct, wholly owned subsidiaries of Berry Plastics Corporation. Neither Merger Sub nor Merger Sub

LLC has conducted any business and neither has any assets, liability or other obligations of any nature other than as set forth in the merger agreement. Berry, Berry Plastics Corporation, Merger Sub and Merger Sub LLC are referred to collectively as the “Berry parties” in this proxy statement/prospectus.
Special Meeting of Stockholders; Required Vote (page 39)
The special meeting of AEP stockholders is scheduled to be held on January 18, 2017, at 10:00 a.m., Eastern Time, at the Courtyard by Marriott Montvale, 100 Chestnut Ridge Road, Montvale, New Jersey 07645. At the AEP special meeting, you will be asked to vote to adopt the merger agreement pursuant to the base merger consideration proposal and to adopt the merger agreement pursuant to the alternative merger consideration proposal. You will also be asked to approve the advisory compensation proposal and the adjournment proposal. Only AEP stockholders of record as of the close of business on December 12, 2016 are entitled to notice of, and to vote at, the AEP special meeting and any adjournments or postponements of the AEP special meeting.
As of the record date, there were 5,113,801 shares of AEP common stock outstanding. The directors and executive officers of AEP (and their affiliates), as a group, beneficially owned 1,198,446 shares of AEP common stock representing approximately 23.4% of the outstanding shares of AEP common stock as of the record date. The directors and executive officers of Berry do not own any shares of AEP common stock. Berry does not own any shares of AEP common stock except to the extent it may be deemed to beneficially own the shares of AEP common stock as a result of the voting agreements entered into in connection with the merger agreement.
Adoption of the merger agreement requires the affirmative vote of holders of at least a majority of the outstanding shares of AEP common stock entitled to vote. Abstentions and broker non-votes, if any, will have the same effect as a vote “AGAINST” the base merger consideration proposal and “AGAINST” the alternative merger consideration proposal. If you hold your shares in “street name,” failure to instruct your bank, broker or other nominee how to vote your shares will have the same effect as a vote “AGAINST” the base merger consideration proposal and “AGAINST” the alternative merger consideration proposal. The vote on the advisory compensation proposal and the vote on the adjournment proposal each require the majority of shares present in person or represented by proxy at such special meeting and entitled to vote thereon. Abstentions will have the same effect as a vote “AGAINST” the advisory compensation proposal and the adjournment proposal. Broker non-votes, if any, will have no effect on the outcome of the vote on the advisory compensation proposal or on the vote on the adjournment proposal. If you hold your shares in “street name,” failure to instruct your bank, broker or other nominee how to vote your shares will have no effect on the advisory compensation proposal or the adjournment proposal.
No approval by Berry stockholders is required.
If you are a participant in the 401(k) Savings Plan and do not submit voting instructions to the trustee of the 401(k) Savings Plan, those shares of AEP common stock will not be voted. To allow sufficient time for the trustee to vote your shares of AEP common stock, your proxy card related to the AEP shares allocated to your account in the 401(k) Savings Plan must be received by January 12, 2017.
The Mergers and the Merger Agreement (pages 41 and 73)
The terms and conditions of the mergers are contained in the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the legal document that governs the mergers.
The merger agreement provides that, if all of the conditions are satisfied or waived, at the effective time of the mergers:
•
Berry Plastics Acquisition Corporation XVI, a Delaware corporation and a direct, wholly owned subsidiary of Berry Plastics Corporation, itself a Delaware corporation and a direct, wholly owned subsidiary of Berry, will merge with and into AEP, with AEP surviving (we refer to this as the “First-Step Merger”); and

•
thereafter, AEP, as survivor of the First-Step Merger, will merge with and into Berry Plastics Acquisition Corporation XV, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Berry Plastics Corporation, with Berry Plastics Acquisition Corporation XV, LLC surviving as a direct, wholly owned subsidiary of Berry Plastics Corporation (we refer to this as the “Second-Step Merger” and, together with the First-Step Merger, as the “mergers”).

What AEP Stockholders Will Receive in the Mergers (page 74)
If the base merger consideration proposal is approved by AEP stockholders and all conditions to the mergers have been satisfied or waived, upon the closing of the mergers, each share of AEP common stock will be converted into the right to receive, at the holder’s election and subject to the exceptions (including the Alternative Funding Election) and proration procedures discussed below, 2.5011 shares of Berry common stock (“stock consideration”) or $110.00 in cash (“cash consideration”).
If the base merger consideration becomes payable, the total number of shares of AEP common stock (including shares of restricted stock, but excluding cancelled shares and dissenting shares) that will be converted into cash consideration is fixed at fifty percent (50%) of the total number of shares of AEP common stock outstanding immediately prior to the completion of the mergers (including shares of restricted stock but excluding cancelled shares and dissenting shares), and the remaining fifty percent (50%) of shares of AEP common stock will be converted into the stock consideration. As a result, to the extent that aggregate number of shares with respect to which a valid cash or stock election has been made exceeds these limits, stockholders who elected the form of consideration that has been oversubscribed will receive a mixture of both cash and stock consideration in accordance with the following proration procedures:
Proration Adjustment if Cash Consideration is Oversubscribed
Berry common stock consideration may be issued to AEP stockholders who make cash elections if the cash election is oversubscribed, which will occur if the number of shares of AEP common stock that elect to receive the cash consideration (the “cash election shares”) exceeds fifty percent (50%) of the total number of shares of AEP common stock outstanding immediately prior to the completion of the mergers (including shares of restricted stock, but excluding cancelled shares and dissenting shares, which we refer to as the “cash conversion number”). In the event the cash elections are oversubscribed:
•
all shares of AEP common stock held by AEP stockholders for which such stockholders elect to receive the stock consideration (which we refer to as the “stock election shares”) and shares of AEP common stock held by AEP stockholders who make no election to receive the cash consideration or the stock consideration in the mergers, whose elections are not received by Berry by the election deadline, or whose forms of election are improperly completed, revoked and/or are not signed, will be deemed not to have made an election (which we refer to as “non-election shares”) and will be converted into the right to receive the stock consideration; and

•
all cash election shares will be converted into the right to receive:

•
the cash consideration for a number of shares of AEP common stock equal to the product obtained by multiplying (i) the number of cash election shares held by such AEP stockholder by (ii) a fraction, the numerator of which is the cash conversion number and the denominator of which is the aggregate number of cash election shares; and

•
stock consideration for the remaining number of such AEP stockholder’s shares for which such holder made a cash election.

Proration Adjustment if Cash Consideration is Undersubscribed
Cash consideration may be issued to AEP stockholders who make stock elections if the cash conversion number is undersubscribed, which will occur if the number of cash election shares is less than the cash conversion number. The amount by which the number of cash election shares is less than the cash conversion number is referred to herein as the “shortfall number.”

If the cash conversion number is undersubscribed, then all AEP stockholders making a cash election will receive cash consideration for all shares of AEP common stock as to which they made a cash election. AEP stockholders making a stock election, AEP stockholders who make no election and AEP stockholders who failed to make a valid election will receive cash and/or Berry common stock based in part on whether the shortfall number is less or greater than the number of non-election shares, as described below.
•
Scenario 1: shortfall number is less than or equal to the number of non-election shares.   If the shortfall number is less than or equal to the number of non-election shares, then:

•
an AEP stockholder making a cash election will receive the cash consideration for each share of AEP common stock as to which he, she or it made a cash election;

•
an AEP stockholder making a stock election will receive the stock consideration for each share of AEP common stock as to which he, she or it made a stock election; and

•
an AEP stockholder who made no election or who did not make a valid election with respect to any of his, her or its shares of AEP common stock will receive:

•
the cash consideration in respect of the number of such holder’s non-election shares equal to the product of  (i) the number of non-election shares held by such holder and (ii) a fraction, the numerator of which is the shortfall number and the denominator of which is the total number of non-election shares, and

•
the stock consideration in respect of such holder’s remaining non-election shares.

•
Scenario 2: shortfall number exceeds the number of non-election shares.   If the shortfall number exceeds the number of non-election shares, then:

•
an AEP stockholder making a cash election will receive the cash consideration for each share of AEP common stock as to which he, she or it made a cash election;

•
an AEP stockholder who made no election or who did not make a valid election will receive the cash consideration for each share of AEP common stock for which he, she or it made no election or did not make a valid election; and

•
an AEP stockholder making a stock election will receive:

•
the cash consideration in respect of the number of such holder’s stock election shares equal to the product obtained by multiplying (i) the number of shares of AEP common stock with respect to which such AEP stockholder made a stock election by (ii) a fraction, the numerator of which is equal to the amount by which the shortfall number exceeds the number of non-election shares and the denominator of which is equal to the total number of stock election shares; and

•
stock consideration with respect to the remaining shares of AEP common stock held by such AEP stockholder as to which he, she or it made a stock election.

Alternative Merger Consideration
In the event that all conditions to the closing have been or are capable of being satisfied except that AEP provides written notice to Berry that there is a parent material adverse effect (as defined in the merger agreement) or that the written tax opinion that the mergers will be treated as a “reorganization” for U.S. federal income tax purposes required to be delivered to AEP in connection with the mergers cannot be delivered, Berry may elect in its sole discretion to pay the merger consideration solely in cash. We refer to this as the “Alternative Funding Election.” However, the Alternative Funding Election will only be effective if the closing of the mergers occurs within twenty (20) business days following the date on which AEP receives notice from Berry that Berry is making an Alternative Funding Election (the “Alternative Funding Election Period”). If the closing does not occur within the Alternative Funding Election Period, the Alternative Funding Election will no longer be effective and Berry will not thereafter be permitted to make an Alternative Funding Election. If the alternative merger consideration proposal is approved by AEP stockholders, Berry elects the Alternative Funding Election and the mergers are consummated during the

Alternative Funding Election Period, each share of AEP common stock (including shares of restricted stock and shares underlying options and performance units, but excluding cancelled shares and dissenting shares) shall be exchanged for $110.00 in cash, notwithstanding any election otherwise.
Under the merger agreement, a “parent material adverse effect” means, with regard to Berry, any condition, change, event, occurrence, development, circumstance or effect that, individually or in the aggregate with other such conditions, changes, events, occurrences, developments, circumstances or effects, (i) has had or is reasonably likely to have a material adverse effect on the business, results of operations or condition (financial or otherwise) of Berry and its subsidiaries, taken as a whole, subject to certain exceptions, or (ii) would, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the mergers and related transactions by Berry. See “The Merger Agreement — Definition of Material Adverse Effect.”
Treatment of AEP’s Restricted Stock, Options and Performance Units (page 74)
In the event the base merger consideration proposal is approved, all conditions to the closing are satisfied or waived and the closing of the mergers occurs within the Alternative Funding Election Period, holders of restricted stock, options and performance units will receive the following:
•
Restricted Stock Awards:   At the effective time of the mergers, the vesting conditions or restrictions applicable to each outstanding award of restricted stock will lapse. Each holder of a restricted stock award will be entitled to make the same election as other AEP common stockholders with respect to the shares of restricted stock and to receive the same consideration as other AEP common stockholders, subject to certain conditions.

•
Options:   At the effective time of the mergers, each outstanding option to purchase shares of AEP common stock, whether or not vested, will be cancelled in exchange for the right to receive the following: (i) a cash payment equal to the excess of  (A) the product of  (x) fifty percent (50%) of the cash consideration and (y) the total number of shares of AEP common stock underlying such option over (B) the aggregate exercise price of such option; and (ii) a number of shares of Berry common stock equal to the product of  (A) fifty percent (50%) of the stock consideration and (B) the total number of shares of AEP common stock underlying such option, subject to certain conditions.

•
Performance Units:    At the effective time of the mergers, the vesting conditions or restrictions applicable to each outstanding performance unit will lapse, and each holder of a performance unit will receive payment for such performance unit in accordance with his or her payment election or as provided below. For performance units subject to a performance condition, the number of performance units in respect of the performance period as in effect immediately prior to the effective time of the mergers will be determined based on the level of achievement of such performance condition for the period beginning on the first day of the performance period and ending on (I) if the effective time of the mergers occurs on or prior to the 18th of a calendar month, the last day of the second most recently completed full fiscal month prior to the effective time of the mergers or (II) if the effective time of the mergers occurs following the 18th of a calendar month, the last day of the most recently completed fiscal month prior to the effective time of the mergers, in each case, in a manner that is consistent with past practice and prorated for the period based on completed full fiscal months from the date of grant through the effective time of the mergers. Each holder of a performance unit will be entitled to elect to receive in full settlement of such performance unit either of the following: (i) a cash payment equal to the product of  (A) the closing price of a share of AEP common stock on Nasdaq on the last full trading day prior to the closing date and (B) the total number of shares of AEP common stock subject to such performance unit; or (ii) a combination of  (A) a cash payment equal to the product of  (1) fifty percent (50%) of the cash consideration and (2) the total number of shares of AEP common stock subject to such performance unit and (B) a number of shares of Berry common stock equal to the product of  (1) fifty percent (50%) of the stock consideration and (2) the total number of shares of AEP common stock subject to such performance unit, subject to certain conditions.

In the event AEP stockholders approve the alternative merger consideration proposal, Berry makes the Alternative Funding Election and the closing occurs during the Alternative Funding Election Period, the holders of AEP restricted stock, options and performance units will receive the following:
•
Restricted Stock Awards:   At the effective time of the mergers, each share of restricted stock will be cancelled in exchange for the right to receive the alternative merger consideration with respect to each share of restricted stock.

•
Options:   At the effective time of the mergers, each outstanding option, whether or not vested, will be cancelled in exchange for the right to receive a cash payment equal to the excess of  (i) the product of  (A) the alternative merger consideration and (B) the total number of shares of AEP common stock underlying such option over (ii) the aggregate exercise price of such option.

•
Performance Units:   At the effective time of the mergers, each holder of a performance unit will be entitled to receive, in full settlement of such performance unit, a cash payment equal to the product of  (i) the alternative merger consideration and (ii) the total number of shares of AEP common stock subject to such performance unit.

Recommendations of AEP Board of Directors; AEP’s Reasons for the Mergers (page 48)
The AEP board of directors unanimously determined that the merger agreement and the transactions contemplated thereby, upon the terms and subject to the conditions set forth in the merger agreement and in accordance with the relevant provisions of the DGCL and the DLLCA, are fair to, advisable and in the best interests of AEP and AEP stockholders. The AEP board of directors unanimously recommends that AEP stockholders vote “FOR” the base merger consideration proposal and “FOR” the alternative merger consideration proposal. In reaching its determination, the AEP board of directors considered a number of factors, which are described in the section entitled “The Mergers — AEP’s Reasons for the Mergers and Recommendation of the Board of Directors” beginning on page 48. Because of the wide variety of factors considered, the AEP board of directors did not believe it practicable, nor did it attempt, to quantify or otherwise assign relative weight to the specific factors it considered in reaching its decision.
The AEP board of directors also unanimously recommends that you vote “FOR” approval of the advisory compensation proposal and “FOR” approval of the adjournment proposal.
Interests of Certain Directors and Executive Officers of AEP in the Mergers (page 54)
AEP’s executive officers and directors may have interests in the mergers that are in addition to or different from your interests as a stockholder. The AEP board of directors was aware of and considered these interests to the extent such interests existed at the time, among other matters, in evaluating and negotiating the merger agreement, in approving the merger agreement and the mergers and in recommending that the merger agreement be approved by the stockholders of AEP. As described in more detail below, these interests potentially include:
•
Acceleration of Vesting of Equity Awards.   AEP’s executive officers and directors have previously been granted equity awards under AEP’s equity incentive plans. These equity awards will generally vest and become payable in connection with the mergers. The aggregate value of the unvested equity awards held by AEP’s nine executive officers and five directors is approximately $14.31 million, assuming the effective date of the mergers is on November 30, 2016 with a per share value of  $110.69 (the average closing price of AEP common stock over the first five (5) business days following the public announcement of the mergers).

•
Severance Benefits.   Certain of AEP’s executive officers have entered into employment agreements with AEP which provide for severance payments upon a termination of employment other than for cause or the executive officer’s resignation with good reason or for any reason within thirty (30) days following a change in control of AEP, such as the change in control contemplated by the mergers. The employment agreements provide for a cash payment equal to two times the sum of  (i) the executive officer’s base salary and (ii) the executive officer’s bonus earned for, among other things, the fiscal year immediately preceding the termination event. Two of AEP’s executive officers have not entered into employment agreements and are eligible for severance benefits under AEP’s Severance Pay Plan upon an involuntary termination of employment. The Severance Pay Plan provides for a cash payment equal to one week’s base salary for each year of the executive’s service with AEP. In addition, these two executive officers are eligible for retention bonuses that are payable on the date that is nine months after the closing. The executive officers are also eligible for a pro-rated bonus for the year in which the termination of employment occurs. The aggregate value of the severance, retention and pro-rated bonus amounts potentially payable to the nine executive officers is approximately $14.45 million, assuming the effective date of the mergers and the qualifying termination of employment occurred on November 30, 2016.
•
Fiscal Year 2017 AEP Equity Awards.   Under the merger agreement, for fiscal year 2017 AEP may grant its directors awards of restricted stock in the ordinary course consistent with past practice. In addition, AEP may grant performance units to the executive officers, other than Messrs. Noll and Rafferty, in a manner consistent with the methodology and vesting criteria used for the fiscal year 2016 grants. The aggregate grant date fair value of the 2017 performance units will not exceed $3.4 million. The 2017 performance unit grants will be based on the level of achievement of such performance condition for the period beginning on the first day of the performance period and ending on (I) if the effective time of the mergers occurs on or prior to the 18th of a calendar month, the last day of the second most recently completed full fiscal month prior to the effective time of the mergers or (II) if the effective time of the mergers occurs following the 18th of a calendar month, the last day of the most recently completed fiscal month prior to the effective time of the mergers, in each case, in a manner that is consistent with past practice and prorated for the period based on completed full fiscal months from the date of grant through the effective time.

•
2017 Management Incentive Plan.   Under the merger agreement, AEP may grant annual bonus awards under AEP’s Management Incentive Plan in respect of fiscal year 2017. Immediately prior to the closing, each participant will be paid his or her bonus, prorated through the date of the closing based on (i) if the effective time of the mergers occurs on or prior to the 18th of a calendar month, the financial performance of AEP for the period beginning on the first day of the performance period and ending on the last day of the second most recently completed fiscal month or (ii) if the effective time of the mergers occurs following the 18th of a calendar month, the financial performance of AEP for the period beginning on the first day of the performance period and ending on the last day of the most recently completed fiscal month.

•
Indemnification and Insurance.   The merger agreement provides that certain indemnification and insurance arrangements for AEP’s current officers and directors will be continued for six years after the completion of the transactions.

See the section of this document entitled “The Mergers — Interests of Certain Directors and Executive Officers of AEP in the Mergers” beginning on page 54 for a more detailed description.
Opinion of AEP’s Financial Advisor (page 63)
In connection with the mergers, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), AEP’s financial advisor, delivered to the AEP board of directors its oral opinion (which was subsequently confirmed in writing), as to the fairness, from a financial point of view and as of the date of the opinion, of the base merger consideration to be received by holders of AEP common stock (other than cancelled shares and dissenting shares). The full text of the written opinion, dated August 24, 2016, of BofA Merrill Lynch, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C to this proxy statement/prospectus and is incorporated by reference herein in its entirety. BofA Merrill Lynch provided its opinion to the AEP board of directors (in its capacity as such) for the benefit and use of the AEP board of directors in connection with and for purposes of its evaluation of the base merger consideration from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the mergers and no opinion or view was expressed as to the relative merits of the mergers in comparison to other strategies or transactions that might be available to AEP or in which AEP might engage or as to the underlying business decision of AEP to proceed with or effect the mergers. BofA Merrill Lynch’s opinion does not address any other aspect of the mergers and does not constitute a recommendation to any stockholder as to how to vote, which form of base merger consideration to elect, if at all, or how to act in connection with the proposed mergers or any related matter.
Regulatory Approvals (page 70)
On November 2, 2016, the U.S. Federal Trade Commission notified Berry and AEP that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), was granted, effective immediately. Therefore, the closing condition to the mergers in the merger agreement relating to the expiration or termination of the waiting period applicable to the mergers under the HSR Act has been satisfied.
Debt Financing Commitments (page 70)
In connection with the merger agreement, Berry Plastics Corporation has obtained financing commitments for a seven-year first priority, senior secured incremental term loan credit facility in an aggregate principal amount of up to $500 million. Those commitments expire on February 24, 2017 subject to extension (i) to March 31, 2017, if the proxy statement has not been mailed to the AEP stockholders by January 20, 2017, and (ii) under certain other circumstances to May 24, 2017, at which point the commitments expire unless the lenders agree to extend their commitments.
Voting Agreement (page 102)
In connection with the execution of the merger agreement, certain stockholders of AEP owning approximately 21.5% of the shares of AEP common stock outstanding as of the record date executed voting agreements with Berry pursuant to which they agreed, among other things and subject to certain exceptions, to vote, or cause or direct to be voted, all of the shares of AEP common stock beneficially owned by them in favor of adoption of the merger agreement and the mergers and against matters that would reasonably be expected to materially impede, interfere with, delay or postpone any of the transactions contemplated by the merger agreement.
Issued Berry Shares Will be Eligible for Trading
Unless AEP stockholders approve the alternative merger consideration proposal, Berry has made the Alternative Funding Election and the closing of the mergers occurs within the Alternative Funding Election Period, the shares of Berry common stock to be issued upon completion of the mergers will be eligible for trading on the NYSE immediately upon their receipt by former AEP stockholders.
Conditions to the Mergers (page 98)
The respective obligations of Berry and AEP to consummate the mergers are subject to the satisfaction or waiver, on or before the effective time of the mergers, of a number of conditions, including:
•
the approval by AEP stockholders of the base merger consideration proposal, unless Berry has made the Alternative Funding Election and the Alternative Funding Election Period is not yet complete, in which event the approval by AEP stockholders of the alternative merger consideration proposal;

•
no law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority will be in effect enjoining, restraining, preventing or prohibiting consummation of the mergers or making the consummation of the mergers illegal and no governmental authority has instituted any legal proceeding before any governmental authority of competent jurisdiction seeking to restrain, enjoin or otherwise prohibit the consummation of the mergers;

•
the expiration of all waiting periods (including extensions) applicable to the mergers under the HSR Act;

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unless Berry has made the Alternative Funding Election and the Alternative Funding Election Period is not complete, the continued effectiveness of the Registration Statement on Form S-4 of which this proxy statement/prospectus is a part;

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unless Berry has made the Alternative Funding Election and the Alternative Funding Election Period is not complete, the approval, subject only to official notice of issuance, by the NYSE of the listing of the shares of Berry common stock to be issued in the mergers on the NYSE;

•
the receipt by Berry of an opinion from Berry’s legal counsel, and unless Berry has made the Alternative Funding Election, the receipt by AEP of an opinion from AEP’s legal counsel, that the mergers qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•
the continued accuracy of the party’s representations and warranties contained in the merger agreement, subject to certain specified materiality standards;

•
compliance with covenants contained in the merger agreement; and

•
the absence of any “company material adverse effect” or “parent material adverse effect” as each term is defined in the merger agreement and described in “The Merger Agreement — Conditions to the Mergers” and “The Merger Agreement — Definition of  ‘Material Adverse Effect.’”

We cannot be certain when, or if, the conditions to the mergers will be satisfied or waived, or that the mergers will be completed on the terms and conditions as provided in the merger agreement or at all.
No Solicitation (page 88)
As more fully described in this proxy statement/prospectus and in the merger agreement, and subject to certain exceptions summarized below, AEP has agreed not to, among other things, initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to, or engage or participate in any negotiations concerning, or provide confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to a takeover proposal, as such term is defined in the merger agreement. Notwithstanding these restrictions, the merger agreement provides that, prior to the receipt of the required approval of AEP’s stockholders with respect to either the base merger consideration proposal or the alternative merger consideration proposal, AEP may participate in discussions or negotiations regarding an acquisition proposal or furnish nonpublic information regarding AEP in response to an unsolicited takeover proposal if the AEP board of directors concludes in good faith (in accordance with the merger agreement and after consultation with AEP’s outside legal counsel and financial advisors) that the takeover proposal is or could reasonably be expected to result in a Superior Proposal (as such term is defined in the merger agreement), if the AEP board of directors (after consultation with AEP’s outside legal counsel) determines in good faith that failure to take such actions would be inconsistent with the directors’ fiduciary duties under applicable law.
Termination (page 99)
Berry or AEP may mutually agree at any time to terminate the merger agreement without completing the mergers, even if the AEP stockholders have approved the merger agreement. In addition, the merger agreement may be terminated:
•
by either of Berry or AEP, in the event that the mergers have not been consummated on or before February 24, 2017 (as may be extended, the “end date”), which date may be extended upon written notice from either party to August 24, 2017 in the event that the only closing condition not yet satisfied (other than those conditions that are, by their nature, to be satisfied at closing) is the expiration of all waiting periods (including extensions) applicable to the mergers under the HSR Act and any other applicable antitrust laws, so long as the party terminating was not the primary cause of the failure to consummate by such date and so long as Berry has not made the Alternative Funding Election;

•
by either Berry or AEP, in the event that any governmental authority has imposed any restraint that would prohibit the consummation of the mergers, and such the imposition of such restraint has become final and nonappealable, so long as the restraint was not primarily due to the failure of the terminating party to perform its obligations under the merger agreement;

•
by either Berry or AEP, in the event that the meeting of AEP stockholders was duly convened and final vote taken and the required approval of AEP stockholders was not obtained;

•
by either Berry or AEP, upon the other party’s breach or failure to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, if such breach or failure to perform would result in the inability to satisfy the closing conditions related to the accuracy of the party’s representations and warranties and performance of covenants, subject to certain specified materiality standards, but only if such breach has not been cured prior to the earlier of the end date or thirty (30) days after the terminating party has provided notice of breach and if the terminating party is not then in breach of any of its representations, warranties, covenants or agreements that would result in the inability to satisfy the closing conditions related to the accuracy of the party’s representations and warranties and performance of covenants, subject to certain specified materiality standards;

•
by Berry, at any time prior to the receipt of the required approval of AEP’s stockholders with respect to either the base merger consideration proposal or the alternative merger consideration proposal, if the AEP board of directors makes a company adverse recommendation change, as defined in the merger agreement; and

•
by AEP, at any time prior to the receipt of the required approval of AEP’s stockholders with respect to either the base merger consideration proposal or the alternative merger consideration proposal, in order to enter into a definitive agreement with respect to a Superior Proposal, as defined in the merger agreement.

Termination Fee (page 101)
If either party terminates the merger agreement in the event that the meeting of AEP stockholders was duly convened and final vote taken and the applicable required approval of AEP stockholders was not obtained (i.e., the base merger consideration proposal was not adopted by AEP stockholders in the event all other conditions to the closing were satisfied or waived, or the alternative merger consideration proposal was not adopted by AEP stockholders in the event Berry makes the Alternative Funding Election), or if Berry terminates as a result of fraud or willful and material breach by AEP of its representations, warranties, covenants or agreements in the merger agreement, AEP shall reimburse Berry for its expenses in an amount not to exceed $5 million.
If AEP terminates as a result of fraud or willful and material breach by Berry of its representations, warranties, covenants or agreements in the merger agreement, Berry shall reimburse AEP for its expenses in an amount not to exceed $5 million.
If, prior to the receipt of the required approval of AEP’s stockholders, either Berry terminates after an adverse recommendation change by the AEP board of directors, or AEP terminates in order to enter into a definitive agreement with respect to a Superior Proposal, AEP shall pay Berry the termination fee of  $20 million.
If either party terminates due the failure to consummate the mergers by the end date, as such may be extended, or because the meeting of AEP stockholders was duly convened and a final vote taken and the required approval of AEP stockholders was not obtained with respect to both the base merger consideration proposal and the alternative merger consideration proposal, and if prior to such termination a takeover proposal, as such term is defined in the merger agreement, shall have been publicly disclosed and not publicly withdrawn within fifteen (15) days, and within twelve (12) months of such termination AEP consummates the transactions contemplated by the takeover proposal, AEP shall pay Berry the termination fee of  $20 million.

Accounting Treatment of the Mergers (page 104)
The mergers will be accounted for as a purchase transaction in accordance with United States generally accepted accounting principles (“GAAP”).
Appraisal Rights of AEP Stockholders (page 104)
AEP stockholders of record have appraisal rights under the DGCL in connection with the mergers.
AEP stockholders who do not vote in favor of the adoption of the base merger consideration proposal or the alternative merger consideration proposal, as may be applicable, and who otherwise comply with applicable provisions of Section 262 of the DGCL will be entitled to exercise appraisal rights thereunder. Any shares of AEP common stock held by an AEP stockholder as of the record date who has not voted in favor of either the base merger consideration proposal or the alternative merger consideration proposal, as applicable, and who has demanded appraisal for such shares in accordance with the DGCL will not be converted into a right to receive the merger consideration, unless such AEP stockholder fails to perfect, withdraws or otherwise loses such stockholder’s appraisal rights under the DGCL. If, after the consummation of the mergers, such holder of AEP common stock fails to perfect, withdraws or otherwise loses his, her or its appraisal rights, each such share will be treated as if it had been converted as of the consummation of the mergers into a right to receive the applicable merger consideration. The relevant provisions of the DGCL are included as Annex D to this proxy statement/prospectus.
Rights of Stockholders After the Mergers (page 106)
Following completion of the mergers, AEP stockholders who receive stock consideration, if any, will become Berry stockholders, and their rights then will be governed by Berry’s Amended and Restated Certificate of Incorporation (the “Berry Certificate”) and Berry’s Amended and Restated Bylaws (the “Berry Bylaws”), which may vary materially from the rights of AEP stockholders under the Restated Certificate of Incorporation of AEP (the “AEP Certificate”) and the Seventh Amended and Restated By-laws of AEP (the “AEP Bylaws”). Each of Berry and AEP is organized under Delaware law. To review the differences in the rights of stockholders under each company’s governing documents, see “Comparison of the Rights of Stockholders” beginning on page 106.
United States Federal Income Tax Consequences of the Mergers (page 123)
If the base merger consideration becomes payable, Berry and AEP expect the mergers to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for United States federal income tax purposes. If the mergers so qualify, AEP stockholders will not recognize any gain or loss for United States federal income tax purposes on the exchange of AEP common stock solely for Berry shares in the mergers and their basis in and holding periods for their AEP common stock will generally carry over to the Berry common stock received in the mergers. AEP stockholders exchanging AEP common stock solely for cash in the mergers, including all AEP stockholders in the event that the alternative merger consideration proposal is approved, Berry makes the Alternative Funding Election and the mergers are consummated, will recognize gain or loss in an amount equal to the difference between the amount of cash received and the AEP stockholder’s aggregate tax basis in its AEP common stock surrendered in exchange thereof. AEP stockholders exchanging AEP common stock for a combination of Berry common stock and cash will recognize gain (but not loss) or, in certain circumstances, dividend income in an amount equal to the lesser of  (i) the amount of cash received in the mergers and (ii) the excess, if any, of  (A) the sum of the amount of cash and the fair market value of shares of the Berry common stock received in the mergers over (B) the AEP stockholder’s aggregate tax basis in the AEP common stock surrendered in exchange for Berry common stock.
Amendment No. 1 to the Merger Agreement
On December 7, 2016, AEP and Berry, and its related entities, entered into Amendment No. 1 to the Agreement and Plan of Merger (“Amendment No. 1”) which, among other things, (i) removed the requirement in the merger agreement that Berry make available and mail the form of election to AEP stockholders not less than thirty (30) business days prior to the anticipated election deadline, and required instead that the forms of election be made available and mailed at least twenty (20) business days prior to the anticipated election deadline, (ii) provided for the “unbundling” of the single proposal to approve the merger agreement into each of the base merger consideration proposal and the alternative merger consideration proposal, (iii) revised certain mechanics in connection with the calculation of the 2017 performance units and the 2017 MIP, (iv) revised the merger agreement to permit AEP to redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify the terms of, any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person for borrowed money, in the ordinary course of business consistent with past practice in a principal amount not to exceed $65 million in the aggregate and (v) provided for the extension of the end date to March 31, 2017 if the proxy statement has not been mailed to AEP stockholders on or prior to January 20, 2017. The above summary does not purport to reflect all of the terms of Amendment No. 1 and is qualified in its entirety by the text of Amendment No. 1, which is included in this proxy statement/prospectus in Annex A attached hereto.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BERRY
The following table summarizes selected historical consolidated financial data of Berry for the periods and as of the dates indicated. This information has been derived from Berry’s consolidated financial statements filed with the SEC. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference in this proxy statement/prospectus. See the section entitled “Where You Can Find More Information.” Results for past periods are not necessarily indicative of results that may be expected for any future period.
	Fiscal Year Ended
	October 1, 2016	September 26, 2015	September 27, 2014	September 28, 2013	September 29, 2012
	(in millions, except per share amounts)
Statement of Operations Data:
Net sales	$6,489	$4,881	$4,958	$4,647	$4,766
Cost of goods sold	5,202	4,012	4,190	3,835	3,984
Operating income	581	408	316	386	325
Net income attributable to the Company	236	86	62	57	2
Net income available to Common Stockholders:
Basic	$1.95	$0.72	$0.53	$0.50	$0.02
Diluted	1.89	0.70	0.51	0.48	0.02
Balance Sheet Data (at period end):
Current assets	$1,792	$1,383	$1,432	$1,337	$1,233
Property, plant and equipment, net	2,224	1,294	1,364	1,266	1,216
Goodwill	2,406	1,652	1,659	1,634	1,626
Total assets	7,653	5,028	5,252	5,111	5,060
Current liabilities	1,031	705	767	684	646
Long-term debt obligations, less current portion	5,712	3,648	3,844	3,851	4,385
Stockholders’ equity (deficit)	221	(65)	(114)	(196)	(475)
Per Share Data
Book value at period end	$1.83	$(0.55)	$(0.98)	$(1.73)	$(5.70)
Dividends	—	—	—	—	—
Cash Flow and other Financial Data:
Net cash from operating activities	$857	$637	$530	$464	$479
Net cash from investing activities	(2,579)	(165)	(422)	(245)	(255)
Net cash from financing activities	1,817	(365)	(119)	(164)	(179)

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AEP
The following table summarizes selected historical consolidated financial data of AEP for the periods and as of the dates indicated. This information has been derived from AEP’s consolidated financial statements filed with the SEC. Historical financial data as of and for each of the nine-month periods ended July 31, 2016 and 2015 are derived from unaudited financial statements and include, in management’s opinion, all normal recurring adjustments considered necessary to present fairly the results of operations and financial condition of AEP. The operating results for the nine months ended July 31, 2016 are not necessarily indicative of the results that may be expected for the full year ending October 31, 2016. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference in this proxy statement/prospectus. See the section entitled “Where You Can Find More Information.” Results for past periods are not necessarily indicative of results that may be expected for any future period.
	For the Nine Months Ended July 31, 2016	For the Nine Months Ended July 31, 2015	For the Years Ended October 31,
			2015	2014	2013	2012	2011
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$810,404	$863,143	$1,141,391	$1,192,990	$1,143,852	$1,152,535	$974,792
Gross profit	144,012	130,541	181,662	121,905	154,472	182,743	128,722
Operating income(1)	56,656	42,251	62,718	9,861	33,316	55,648	25,231
Interest expense	(13,625)	(14,252)	(18,790)	(19,571)	(18,713)	(19,077)	(19,178)
Other (expense) income, net(2)	(229)	220	317	270	1,360	829	8,418
Income (loss) before (provision) benefit for income taxes	42,802	28,219	44,245	(9,440)	15,963	37,400	14,471
(Provision) benefit for income taxes	(14,858)	(10,048)	(15,408)	3,934	(5,215)	(14,248)	(2,083)
Net income (loss)	27,944	18,171	$28,837	$(5,506)	$10,748	$23,152	$12,388
Basic Earnings (Loss) per Common Share:
Net income (loss) per common share	$5.47	$3.57	$5.66	$(1.03)	$1.93	$4.20	$2.10
Diluted Earnings (Loss) per Common Share:
Net income (loss) per common share	$5.44	$3.56	$5.64	$(1.03)	$1.92	$4.16	$2.09
Book value per common share	22.37	15.47	17.60	11.21	15.32	13.37	8.48
Cash dividends declared per common share	0.75	—	—	—	—	—	—
	July 31, 2016	July 31, 2015	2015	2014	2013	2012	2011
	(in thousands)
Consolidated Balance Sheet Data (at period end):
Total assets	$469,393	$422,100	$440,205	$446,946	$471,563	$431,443	$415,669
Total debt (including current portion and capital leases)	210,822	213,758	213,426	256,331	242,266	217,332	238,515
Stockholders’ equity	114,298	78,766	89,648	59,697	85,413	73,729	49,986

(1)
Fiscal year 2014 included $2.1 million in business interruption insurance recoveries resulting from damages sustained in the relocation of equipment purchased from Transco Plastics Industries Ltd. in Quebec, Canada to AEP’s Bowling Green, Kentucky facility.

(2)
Fiscal years 2013, 2012 and 2011 included a gain on bargain purchase of a business of  $1.0 million, $17,000 and $8.3 million, respectively.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED PER SHARE DATA
The following table shows information about Berry’s and AEP’s book value per share, cash dividends per share, and diluted earnings per share, and similar information as if the mergers had occurred as of the beginning of each fiscal period presented (or, in the case of book value per share, as of the date indicated), all of which is referred to as “pro forma” information. In presenting the comparative pro forma information for certain time periods, it has been assumed that Berry and AEP had been merged throughout those periods along with certain other assumptions.
Pursuant to the terms of the base merger consideration proposal, stockholders of AEP will have the opportunity to elect to receive, in exchange for each share of AEP common stock they own, either 2.5011 shares of Berry common stock or $110.00 in cash. The elections as to the form of base merger consideration to be received by each AEP stockholder are subject to proration procedures intended to ensure that, in the aggregate, fifty percent (50%) of outstanding shares of AEP common stock will be converted into the stock consideration, and fifty percent (50%) will be converted into the cash consideration. The following was calculated using the estimated number of shares of Berry common stock to be issued in exchange for shares of AEP common stock in connection with the mergers, with the remaining shares of AEP common stock being exchanged for cash.
The information is presented for illustrative purposes only and only reflects the mergers in the event the base merger consideration becomes payable. You should not rely on the pro forma information as being indicative of the historical results that we would have had if we had been combined or the future results that we will experience after the mergers. It is anticipated that the combined company will derive financial benefits from the mergers that include reduced operating expenses and the opportunity to earn more revenue. Further, the pro forma information below excludes one-time expenses related to the mergers. The pro forma information, while helpful in illustrating the financial characteristics of the merged company under one set of assumptions, does not reflect these benefits or expenses and, accordingly, does not attempt to predict or suggest future results.
	Year ended October 1, 2016
	Income(1)	Book Value(2)	Cash Dividends
Berry Historical	$1.89	$1.83	$—
	Twelve months ended July 31, 2016
	Income(1)	Book Value(2)	Cash Dividends
AEP Historical(3)	$7.52	$22.37	$0.75
	Year ended October 1, 2016
	Income(1)	Book Value(2)	Cash Dividends
Pro Forma Combined(3)	$1.88	$4.01	$—
Per Equivalent AEP Share(4)	4.70	10.03	—

(1)
Income per share is calculated on diluted shares.

(2)
Book Value per share is calculated on the number of weighted average common shares outstanding for the period presented.

(3)
AEP Historical data per share is derived from combining consolidated financial statements for the nine months ended July 31, 2016 as reported in AEP’s Form 10-Q for the quarter ended July 31, 2016, and adding thereto the 2015 fourth quarter activity as disclosed in footnote 16 of AEP’s Form 10-K for the year ended October 31, 2015. Pro Forma Combined data per share is based on AEP Historical data for the twelve months ended July 31, 2016 derived thereby.

(4)
Per Equivalent AEP Share is pro forma combined multiplied by the exchange ratio of 2.5011.

Comparative per Share Market Price Data
Berry’s Market Price Data
The shares of Berry common stock are listed on the NYSE under the symbol “BERY.” This table sets forth, for the two fiscal years ended September 26, 2015 and October 1, 2016 and, for the fiscal year ending September 30, 2017, as of latest practicable date prior to the filing of this proxy statement/prospectus, the high and low per share sales prices of Berry common stock, as reported on the NYSE composite transaction reports, and dividends declared per share of Berry common stock.
	Price Per Berry Common Share		Dividends Declared Per Berry Common Share
	High	Low
Fiscal 2015
First Quarter (ended December 27, 2014)	$31.88	$22.62	N/A
Second Quarter (ended March 28, 2015)	$36.52	$30.88	N/A
Third Quarter (ended June 27, 2015)	$37.08	$31.94	N/A
Fourth Quarter (ended September 26, 2015)	$35.75	$28.43	N/A
Fiscal 2016
First Quarter (ended January 2, 2016)	$37.59	$28.41	N/A
Second Quarter (ended April 2, 2016)	$36.66	$27.79	N/A
Third Quarter (ended July 2, 2016)	$40.00	$34.96	N/A
Fourth Quarter (ended October 1, 2016)	$46.26	$38.19	N/A
Fiscal 2017
First Quarter (through December 14, 2016)	$51.51	$42.46	N/A
As of the record date for the AEP special meeting, there were approximately 122,261,238 registered holders of Berry common stock.
AEP’s Market Price Data
The shares of AEP common stock are listed on the Nasdaq Global Select Market under the symbol “AEPI.” This table sets forth, for the fiscal years ended October 31, 2015 and 2016 and, for the fiscal year ending October 31, 2017, as of latest practicable date prior to the filing of this proxy statement/prospectus, the high and low per share sales prices of AEP common stock, as reported on the Nasdaq Global Select Market composite transaction reports, and dividends declared per share of AEP common stock.
	Price Per AEP Common Share		Dividends Declared Per AEP Common Share
	High	Low
Fiscal 2015
First Quarter (November – January)	$58.88	$43.10	N/A
Second Quarter (February – April)	$60.64	$35.20	N/A
Third Quarter (May – July)	$62.75	$42.98	N/A
Fourth Quarter (August – October)	$84.71	$47.43	N/A
Fiscal 2016
First Quarter (November – January)	$93.94	$71.44	$0.25
Second Quarter (February – April)	$85.20	$60.10	$0.25
Third Quarter (May – July)	$94.91	$56.89	$0.25
Fourth Quarter (August – October)	$113.05	$75.26	$0.25
Fiscal 2017
First Quarter (through December 14, 2016)	$119.95	$108.40	N/A

As of the record date for the AEP special meeting, AEP common stock was held by over 1,000 holders. A substantially greater number of holders are beneficial owners whose shares are held of record by banks, brokers and other nominees.
Comparative Recent Market Price Data
The following table sets forth the closing price per share for Berry and AEP common stock on the NYSE and Nasdaq Global Select Market, respectively, on August 24, 2016, which was the last trading day prior to the announcement of the signing of the merger agreement and December 14, 2016, which was the last practicable trading day for which information was available prior to the date of this proxy statement/prospectus. The table also shows the implied value of the base merger consideration per share of AEP common stock as of the same two dates.
	Berry Common Stock	AEP Common Stock	Implied Value of Base Merger Consideration per AEP Share
	(Dollars per share)
August 24, 2016	$43.28	$76.97	$109.12
December 14, 2016	$50.52	$118.70	$118.18
AEP stockholders will not receive any merger consideration until the mergers are completed, which may be a substantial period of time after the AEP special meeting. There can be no assurance as to the trading prices of Berry common stock or AEP common stock at the time of the closing of the mergers. The market prices of Berry common stock and AEP common stock are likely to fluctuate prior to consummation of the mergers and cannot be predicted. We urge you to obtain current market quotations for both Berry common stock and AEP common stock.

RISK FACTORS
In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the caption “Caution About Forward-Looking Statements” on page 35, you should consider the following risk factors carefully in deciding whether to vote to approve the merger agreement.
In addition, AEP’s and Berry’s respective businesses are subject to numerous risks and uncertainties, including the risks and uncertainties described, in the case of Berry, in its Annual Report on Form 10-K for the fiscal year ended October 1, 2016, and in the case of AEP, in its Annual Report on Form 10-K for the fiscal year ended October 31, 2015 and subsequent Quarterly Reports on Form 10-Q, each of which are incorporated by reference into this proxy statement/prospectus. Additional risks and uncertainties not presently known to Berry or AEP that are not currently believed to be important to you, if they materialize, also may adversely affect the mergers or Berry after the mergers. See the section entitled “Where You Can Find More Information” beginning on page 153 of this proxy statement/prospectus.
AEP stockholders may receive a form of consideration different from what they elect.
While each AEP stockholder may elect to receive cash or Berry common stock in exchange for each share of AEP common stock (including shares of restricted stock) that it holds, in the event the base merger consideration becomes payable, the total number of shares of AEP common stock that will be converted into the cash consideration is fixed at fifty percent (50%) of the total number of shares of AEP common stock outstanding immediately prior to the completion of the mergers (including shares of restricted stock, but excluding cancelled shares and dissenting shares), and the remaining fifty percent (50%) of shares of AEP common stock will be converted into the stock consideration. As a result, if you choose the election that is oversubscribed and the base merger consideration becomes payable, you will receive a portion of your consideration in the form you did not elect. In addition, while not currently anticipated, in certain limited circumstances, and subject to the approval of the alternative merger consideration proposal by AEP stockholders, Berry may elect to pay the merger consideration entirely in cash, in which case all AEP stockholders will receive the cash consideration, including stockholders who make a stock election. See “The Merger Agreement — Consideration to be Received by AEP Stockholders in the Merger — Alternative Merger Consideration.”
Berry may exercise the Alternative Funding Election and pay cash for shares of AEP common stock if certain conditions exist.
In the event the alternative merger consideration proposal is adopted by AEP stockholders, certain conditions occur and Berry makes an Alternative Funding Election, AEP stockholders will be entitled to receive only cash for their shares of AEP common stock. In that event, each AEP stockholder generally would recognize gain or loss on each share of AEP common stock surrendered in an amount equal to the difference between the stockholder’s adjusted tax basis in that share and the amount of cash received for the stockholder’s AEP common stock upon completion of the First-Step Merger. See “The Merger Agreement — Consideration to be Received by AEP Stockholders in the Merger — Alternative Merger Consideration.”
Because the exchange ratio is fixed and the market price of Berry common stock may fluctuate, you cannot be certain of the precise value of the stock consideration you may receive in the mergers.
If the base merger consideration becomes payable, at the time the mergers are completed, each issued and outstanding share of AEP common stock (including restricted stock but excluding dissenting shares and cancelled shares) will be converted into the right to receive either (i) $110.00 in cash, or (ii) 2.5011 shares of Berry common stock, based on the holder’s election and subject to an overall proration which will result in fifty percent (50%) of the aggregate consideration in the mergers to be payable in cash, and fifty percent (50%) of the aggregate consideration in the mergers to be payable in shares of Berry common stock, except in the limited circumstances under which Berry may elect to pay the entire merger consideration in cash (which is subject to, among other things, the approval of the alternative merger consideration proposal by AEP stockholders). See “The Merger Agreement — Consideration to be Received by AEP Stockholders in the Merger.”

Time will elapse from the date of the merger agreement, when the exchange ratio was established, until each of the date of this proxy statement/prospectus, the date on which AEP stockholders vote to approve the merger agreement at the special meeting, the election deadline by which AEP stockholders may elect to receive the cash consideration or the stock consideration and the date on which AEP stockholders entitled to receive shares of Berry common stock under the merger agreement actually receive such shares. The market value of Berry common stock may fluctuate during these periods as a result of a variety of factors, including general market and economic conditions, changes in Berry’s businesses, operations and prospects and regulatory considerations. Many of these factors are outside of the control of AEP and Berry. Consequently, at the time AEP stockholders must decide whether to approve the merger agreement, including the base merger consideration proposal, and, if applicable, to elect to receive stock consideration or cash consideration, they will not know the actual market value of the shares of Berry common stock they may receive when the mergers are completed. The value of the cash consideration is fixed at $110.00, but the actual value of the shares of Berry common stock to be issued to AEP stockholders who receive stock consideration, if any, will depend on the market value of shares of Berry common stock on the date of issuance. This value will not be known at the time of the special meeting and may be more or less than the current price of Berry common stock or the price of Berry common stock at the time of the special meeting or at the time an election is made, and the implied value of the stock consideration may be more or less than the value of the cash consideration at the completion of the mergers.
The market price for Berry common stock may be affected by factors different from those that historically have affected AEP.
Upon completion of the mergers, holders of AEP common stock who receive stock consideration in the mergers, if applicable, will become holders of Berry common stock. Berry’s businesses differ from those of AEP, and accordingly the results of operations of Berry will be affected by some factors that are different from those currently affecting the results of operations of AEP. For a discussion of the businesses of Berry and AEP and of some important factors to consider in connection with those businesses, see the section entitled “Information About the Companies” beginning on page 37 of this proxy statement/prospectus and the documents incorporated by reference referred to under the section entitled “Where You Can Find More Information” beginning on page 153, including, in particular, in the section entitled “Risk Factors” in Berry’s Annual Report on Form 10-K for the fiscal year ended October 1, 2016.
Berry may be unable to successfully integrate AEP’s operations and may not realize the anticipated benefits of acquiring AEP.
Berry and AEP have operated and, until the completion of the mergers, will continue to operate, independently. The success of the mergers will depend, in part, on Berry’s ability to successfully integrate AEP’s operations. Berry’s business may be negatively affected if Berry is unable to effectively manage its expanded operations and there can be no assurance that Berry will be able to successfully integrate the businesses of AEP. Implementation of Berry’s integration plans will require significant time and focus from management and may divert attention from the day-to-day operations of the combined business. The integration of AEP may be made more difficult by Berry’s efforts to continue to integrate other recent acquisitions. The difficulties and risks associated with the integration of AEP could create substantial costs, delays or other problems that could adversely affect Berry’s business, financial condition and results of operations. As a result of these and other difficulties and risks, Berry may not accomplish the integration of AEP smoothly, successfully or within its budgetary expectations or anticipated timeframes. Accordingly, Berry may fail to realize some or all of the anticipated benefits of the mergers.
Among the factors considered by the Berry board of directors in connection with their approval of the merger agreement were the synergistic benefits that could result from the mergers. We cannot give any assurance that the benefits of such synergies will be realized within the time periods contemplated or at all.
The merger agreement limits AEP’s ability to pursue alternatives to the mergers.
The merger agreement contains provisions that may discourage a third party from submitting an acquisition proposal to AEP that might result in greater value to AEP’s stockholders than the mergers. These provisions include a general prohibition on AEP from soliciting or, subject to certain exceptions relating to the exercise of fiduciary duties by the AEP board of directors, entering into discussions with any third party regarding, an acquisition proposal or offers for competing transactions.

The mergers are subject to conditions, including certain conditions that may not be satisfied or completed on a timely basis, if at all, or, if completed, that may impose conditions that could have an adverse effect on AEP or Berry.
The merger agreement is subject to a number of conditions, each of which, unless waived, must be fulfilled in order to complete the mergers. Those conditions include: neither Berry nor AEP having suffered a material adverse effect, the approval of the base merger consideration proposal and the alternative merger consideration proposal by AEP stockholders, as applicable, the receipt of all required regulatory approvals and expiration or termination of all statutory waiting periods in respect thereof, the accuracy of representations and warranties under the merger agreement (subject to the materiality standards set forth in the merger agreement), Berry’s and AEP’s performance of their respective obligations under the merger agreement in all material respects and, unless Berry makes the Alternative Funding Election, the alternative merger consideration proposal is approved and the closing occurs during the Alternative Funding Election Period, each of Berry’s and AEP’s receipt of an opinion to the effect that the mergers will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. These conditions to the closing of the mergers may not be fulfilled in a timely manner or at all, and, accordingly, the mergers may be delayed or may not be completed.
The governmental authorities from which the regulatory approvals are required may impose conditions on the completion of the mergers or require changes to the terms of the merger agreement or other agreements to be entered into in connection with the merger agreement. Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying or impeding consummation of the mergers or imposing additional costs or limitations on AEP or Berry following completion of the merger, any of which might have an adverse effect on AEP or Berry following completion of the mergers.
The merger agreement may be terminated in accordance with its terms and the mergers may not be completed.
If the mergers are not completed by February 24, 2017 (which may be extended (i) at the election of either party to August 24, 2017 if the only condition to closing not satisfied or not able to be satisfied at closing is the receipt of required antitrust approvals or (ii) to March 31, 2017 if the proxy statement has not been mailed to AEP stockholders on or prior to January 20, 2017), either Berry or AEP may choose not to proceed with the mergers, and either party can decide to terminate the merger agreement. In addition, Berry and AEP may elect to terminate the merger agreement in certain other circumstances. If the merger agreement is terminated under certain circumstances, AEP may be required to pay a termination fee of  $20 million to Berry. Under certain circumstances, including if AEP stockholders do not adopt the base merger consideration proposal or the alternative merger consideration proposal, as may be applicable, AEP will have to pay up to $5 million of certain of Berry’s expenses. In addition, under certain circumstances, Berry will have to pay up to $5 million of AEP’s expenses. See the section entitled “The Merger Agreement — Termination of the Merger Agreement — Termination Fee” beginning on page 101 for a full description of these circumstances.
If the mergers are not completed before Berry’s financing commitments expire or if Berry makes an Alternative Funding Election, Berry may need to obtain alternative financing to complete the mergers.
While Berry Plastics Corporation has obtained commitments for up to $500 million of incremental term loans, such commitments expire on February 24, 2017 subject to extension (i) to March 31, 2017, if the proxy statement has not been mailed to the AEP stockholders by January 20, 2017, and (ii) under certain other circumstances to May 24, 2017, at which point the commitments expire unless the lenders agree to extend their commitments. If the mergers are not completed before the commitments expire and the lenders do not agree to extend their commitments, or if the financing contemplated by the commitment letter becomes or is expected to become unavailable, Berry is generally obligated to use its reasonable best efforts to obtain alternative financing sufficient to consummate the mergers. The financing contemplated by the commitment letter would not be sufficient to fund the aggregate alternative merger consideration payable if Berry make the Alternative Funding Election. In either of such events, Berry Plastics Corporation could borrow under its revolving credit facility to the extent it has availability thereunder and can satisfy customary conditions to borrowing thereunder or Berry could seek alternative financing from other sources, and would be required to use reasonable best efforts to obtain alternative financing. Such alternative financing might only be available on terms that are not favorable to Berry. Whether or not Berry Plastics Corporation could borrow under its revolving credit facility or arrange alternative financing, Berry will still be obligated to close the mergers if the conditions to closing the mergers are satisfied prior to the expiration of the merger agreement.
Failure to complete the mergers could negatively impact the stock price and the future business and financial results of AEP and Berry.
If the mergers are not completed for any reason, including as a result of AEP stockholders declining to approve either the base merger consideration proposal or the alternative merger consideration proposal, the ongoing business of AEP and Berry may be adversely affected and, without realizing any of the benefits of having completed the mergers, AEP and Berry would be subject to a number of risks, including the following:
•
AEP and Berry may experience negative reactions from the financial markets, including negative impact to their respective stock prices;

•
AEP and Berry may experience negative reactions from their respective customers, vendors and employees; and

•
AEP and Berry will each have incurred substantial expenses and will be required to pay certain costs relating to the mergers, whether or not the mergers are completed.

AEP will be subject to restrictions on its business and uncertainties while the mergers are pending, which could adversely affect its business.
Uncertainty about the effect of the mergers on employees and customers may have an adverse effect on AEP, and, consequently, Berry after closing. These uncertainties may impair AEP’s ability to attract, retain and motivate key personnel until the mergers are consummated and for a period of time thereafter, and could cause customers and others that deal with AEP to seek to change their existing business relationships with AEP. Employee retention at AEP may be particularly challenging during the pendency of the mergers, as employees may experience uncertainty about their roles with the surviving corporation following the mergers. In addition, the merger agreement restricts AEP from making certain acquisitions and taking other specified actions without the consent of Berry, and generally requires AEP to continue its operations in the ordinary course, until the mergers close. These restrictions may prevent AEP from entering into any new line of business outside of AEP’s existing businesses or existing business plans prior to the completion of the mergers. Please see the section entitled “The Merger Agreement — Covenants and Agreements — Conduct of the Business of AEP Pending the Mergers” beginning on page 85 for a description of the restrictive covenants to which AEP is subject.
Directors and executive officers of AEP may have interests in the mergers that are different from or in addition to the interests of AEP stockholders.
Directors and executive officers of AEP may have interests in the mergers that are different from or in addition to interests of AEP stockholders generally. These interests include, among others, certain payments and benefits payable under employment, change in control, and rights to ongoing indemnification and insurance coverage by the surviving corporation for acts or omissions occurring prior to the mergers. The AEP board was aware of and considered those interests, among other matters, in reaching its decisions to approve and adopt the merger agreement (including the base merger consideration proposal and the alternative merger consideration proposal) and the transactions contemplated thereby, and resolve to recommend the approval of the merger agreement to AEP stockholders. See “The Mergers — Interests of Certain Directors and Executive Officers of AEP in the Mergers” beginning on page 54 of this proxy statement/prospectus for a more detailed description of these interests.
Shares of Berry common stock to be received by AEP stockholders in the mergers will have rights different from the shares of AEP common stock.
If the base merger consideration becomes payable, upon completion of the mergers, the rights of former AEP stockholders who receive stock consideration will be governed by the Berry Certificate, the Berry Bylaws and the DGCL. The rights associated with Berry common stock differ from the rights associated with AEP common stock, which are governed by the AEP Certificate, the AEP Bylaws and the DGCL. Please see the section entitled “Comparison of the Rights of Stockholders” beginning on page 110 for a discussion of the different rights associated with Berry common stock.
AEP’s stockholders will have a reduced ownership and voting interest in Berry after the mergers.
If the base merger consideration becomes payable, upon the completion of the mergers, each AEP stockholder who receives shares of Berry common stock will become a stockholder of Berry with a percentage ownership of Berry that is substantially smaller than the stockholder’s current percentage ownership of AEP. Accordingly, the former AEP stockholders would exercise significantly less influence over Berry after the mergers relative to their influence over AEP prior to the mergers, and thus would have a less significant impact on the approval or rejection of future Berry proposals submitted to a stockholder vote.
Large volume sales of Berry common stock by stockholders after the mergers may negatively affect its market price.
If the base merger consideration becomes payable, the shares of Berry common stock to be issued in the mergers to AEP stockholders will generally be eligible for immediate resale. The market price of Berry common stock following the mergers could decline if a large number of shares of Berry common stock received by AEP stockholders as base merger consideration are sold in the market after the completion of the mergers or if there exists a perception in the market that these sales could occur.
The mergers may not be accretive, and may be dilutive, to Berry’s earnings per share, which may negatively affect the market price of Berry common stock received by you in the mergers.
Berry currently expects the mergers will be accretive to earnings per share by approximately 10%, in the first full fiscal year after the mergers are completed, excluding non-recurring charges associated with transaction costs. This reflects anticipated annual cost synergies of  $50 million or more. However, because shares of Berry common stock will be issued in the mergers (except in the limited circumstances that the alternative merger consideration proposal is approved by AEP stockholders and Berry is permitted to make the Alternative Funding Election to pay the entire merger consideration in cash), it is possible that the mergers may be dilutive to Berry earnings per share, which could negatively affect the market price of shares of Berry common stock.
In connection with the base merger consideration proposal, based on the number of issued and outstanding shares of AEP common stock as of December 12, 2016, Berry would issue approximately 6,395,064 shares of Berry common stock. The issuance of these new shares of Berry common stock could have the effect of depressing the market price of shares of Berry common stock through dilution of earnings per share or otherwise.
In addition, future events and conditions could increase the dilution that is currently projected, including adverse changes in market conditions, additional transaction and integration related costs and other factors such as the failure to realize some or all of the benefits anticipated in the mergers. Any dilution of, or delay of any accretion to, Berry earnings per share could cause the price of shares of Berry common stock to decline or grow at a reduced rate.
AEP and Berry have incurred and will continue to incur significant transaction and merger-related costs in connection with the mergers.
AEP has incurred significant legal, advisory and financial services fees in connection with its board of directors’ review of strategic alternatives and the process of negotiating and evaluating the terms of the mergers. AEP expects to continue to incur additional costs in connection with the satisfaction of the various conditions to closing, including seeking approval from stockholders and from applicable regulatory agencies. AEP expects to incur costs in the range of  $14.0 million to $15.5 million associated with the mergers, the majority of which will not be incurred if the mergers are not consummated.
Berry has incurred a number of non-recurring costs in connection with the satisfaction of the various conditions to closing, including seeking approval from applicable regulatory agencies. In addition, Berry expects to incur costs associated with combining the operations of the two companies and achieving desired synergies. Berry will incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. Berry expects to incur non-recurring transaction fees and costs associated with the mergers in the range of  $6 million to $8 million, the majority of which will not be incurred if the mergers are not consummated. Berry does not expect to incur any material recurring costs in connection with the mergers.
The costs described above, as well as other unanticipated costs and expenses could be greater than expected and could have an adverse effect on the financial condition and operating results of Berry following the closing of the mergers.
AEP may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the mergers from being completed.
Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the mergers, that injunction may delay or prevent the mergers from being completed, which may adversely affect AEP’s and Berry’s respective business, financial position and results of operation.
The mergers may fail to qualify as a reorganization for United States federal income tax purposes, resulting in AEP stockholders recognition of taxable gain or loss in respect of shares of AEP common stock.
If the base merger consideration becomes payable, AEP intends the mergers to qualify as a reorganization within the meaning of Section 368(a) of the Code. Although the Internal Revenue Service (“IRS”) will not provide a ruling on the matter, Berry and AEP will, as a condition to closing, each obtain an opinion from their respective legal counsel that the mergers will constitute a reorganization for United States federal income tax purposes (unless the alternative merger consideration proposal is approved, Berry makes the Alternative Funding Election and the mergers are consummated during the Alternative Funding Election Period). These opinions do not bind the IRS or prevent the IRS from adopting a contrary position. If the mergers fail to qualify as a reorganization (including in the event the alternative merger consideration proposal is approved, Berry makes the Alternative Funding Election to pay the merger consideration entirely in cash and the closing occurs during the Alternative Funding Election Period), AEP stockholders generally would recognize gain or loss on each share of AEP common stock surrendered in an amount equal to the difference between the stockholder’s adjusted tax basis in that share and the fair market value of the merger consideration (i.e., the sum of the cash plus the fair market value of the Berry stock) received in exchange for that share upon completion of the First-Step Merger. See “United States Federal Income Tax Consequences” beginning on page 123.
If you tender shares of AEP common stock to make an election, you may not be able to sell those shares, unless you revoke your election prior to the election deadline.
If you are a registered AEP stockholder and want to make a valid cash or stock election, you will have to deliver your stock certificates (or follow the procedures for guaranteed delivery), and a properly completed and signed form of election to the exchange agent prior to the election deadline. You may not be able to sell any shares of AEP common stock that you have delivered as part of your election unless you revoke your election before the election deadline by providing written notice to the exchange agent. Unless otherwise agreed to in advance by Berry and AEP, the election deadline will be 5:00 p.m. Eastern Time on the date that Berry and AEP agree is as near as practicable to two business days prior to the expected closing date of the mergers. Berry and AEP will cooperate to issue a press release announcing the date of the election deadline at least five business days prior to, and no more than fifteen (15) business days before, the election deadline. AEP and Berry currently expect the election deadline to be 5:00 p.m. Eastern Time on January 18, 2017. If the closing date of the mergers is delayed to a subsequent date, the election deadline will be similarly delayed to a subsequent date, and Berry and AEP will promptly announce any such delay or rescheduling. If you do not revoke your election prior to the election deadline, you may not be able to liquidate your investment in AEP common stock for any reason until you receive the merger consideration. Moreover, because the election deadline for shares held by a bank, broker or other nominees may be earlier than the election deadline specified above, holders of such shares may be unable to revoke their elections or sell their shares as of an earlier date. In the time between the election deadline and the closing of the mergers, the trading price of AEP or Berry common stock may fluctuate, and you might otherwise want to sell your shares of AEP common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment. The date that you will receive your applicable merger consideration depends on the completion date of the mergers, which is uncertain. The completion date of the mergers might be later than expected due to unforeseen events, such as delays in obtaining regulatory approvals.
Consummation of the mergers may trigger change in control provisions in certain agreements to which AEP is a party.
The completion of the mergers may trigger change in control or other provisions in certain agreements to which AEP is a party. If Berry and AEP are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if AEP and Berry are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to AEP.
Berry has identified a material weakness in its internal control over financial reporting which could, if not remediated, result in material misstatements in Berry’s financial statements.
As part of its evaluation of Berry’s internal control over financial reporting as of October 1, 2016, Berry’s management identified a material weakness related to the income tax provision process. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. As a result of this material weakness, Berry’s management concluded that its internal controls over financial reporting and its disclosure controls and procedures were not effective as of October 1, 2016. Specifically, as part of Berry management’s assessment of year-end income tax provision controls, Berry’s management noted deficiencies in the design and operating effectiveness related to the timeliness of Berry’s annual income tax provision process and adequacy of written documentation around aspects of Berry’s foreign tax provisions resulting primarily from the increased complexity of Berry’s legal entity structure following the acquisition of AVINTIV Inc. (“Avintiv”). As there were no errors in the accounting or adjustments to the consolidated financial statements as a result of the identified deficiencies, management concluded that there was no impact on Berry’s prior or current period consolidated financial statements and that Berry’s financial statements were presented fairly in all material respects. Berry’s management is actively engaged in developing a remediation plan designed to accelerate the timing of the completion of foreign tax provisions, dedicating the appropriate incremental resources, and is committed to increasing the level of written documentation related to all aspects of the income tax provision. See “Information About the Companies — Recent Developments — Berry Controls and Procedures.”
As Berry continues to grow and acquire businesses, including Avintiv, its processes and internal controls may become more complex and may require significantly more resources to ensure they are designed and operating effectively. Avintiv was not subject to the requirement to obtain an attestation report from its independent registered public accounting firm on the effectiveness of its internal control over financial reporting and fiscal 2017 will be the first year that Avintiv is included in Berry’s assessment of the effectiveness of its internal controls over financial reporting.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS
This document, and the documents incorporated by reference into it, contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The forward-looking statements include, in particular, statements with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events, including statements about Berry’s and AEP’s financial condition, results of operations, earnings outlook, asset quality trends and profitability. Forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to assumptions, risks and uncertainties.
In addition, certain statements may be contained in the future filings of Berry and AEP with the SEC, in press releases and in oral and written statements made by or with the approval of Berry that are not statements of historical fact and constitute forward-looking statements within the meaning of the Securities Act and the Exchange Act. Examples of forward-looking statements include, but are not limited to:
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the ability of Berry to complete the contemplated financing transactions;

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required approvals of the mergers by AEP’s stockholders and by governmental authorities;

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the stock price of Berry following the consummation of the mergers;

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the satisfaction of the closing conditions to the mergers;

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the timing of the completion of the mergers;

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statements about the benefits of the mergers between Berry and AEP, including future financial and operating results, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the mergers;

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statements of plans, objectives and expectations of Berry or AEP or their managements or boards of directors;

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statements of future economic performance; and

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statements of assumptions underlying such statements.

Words such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek,” “project,” “target,” “goal,” “likely,” “will,” “would,” “could,” “guidance,” “may,” “possible,” “potential,” “predict,” “pursue,” “should,” and variations of such words and similar expressions are intended to identify such forward-looking statements.
Forward-looking statements are not guarantees of future performance and all forward-looking statements involve certain risks, uncertainties and assumptions that are difficult to predict and are outside the control of AEP or Berry. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:
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the risk that the businesses of Berry and AEP will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

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expected revenue synergies and cost savings from the mergers may not be fully realized or realized within the expected time frame;

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revenues following the mergers may be lower than expected;

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operating costs, customer loss and business disruption following the mergers, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected;

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the failure of the AEP stockholders to approve the base merger consideration proposal or the alternative merger consideration proposal;

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the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions;

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the possibility that the consummation of the mergers is delayed or does not occur, which may have adverse effects on the business and stock price of Berry and AEP;

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local, regional, national and international economic conditions and the impact they may have on Berry and AEP and their customers and Berry’s and AEP’s assessment of that impact;

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changes in prices and availability of resin and other raw materials and the ability of Berry and/or AEP to pass on changes in raw material prices on a timely basis;

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material changes in the stock market value of Berry common stock;

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catastrophic loss of one of Berry or AEP’s key manufacturing facilities, natural disasters, and other unplanned business interruptions;

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the risks related to AEP being restricted in its business while the merger agreement is in effect;

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the risk that management’s assumptions and estimates used in applying critical accounting policies prove unreliable, inaccurate or not predictive of actual results;

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general business and economic conditions, including, but not limited to, changes in interest rates, foreign currency translation rates, consumer confidence, trends in disposable income, changes in consumer demand for goods produced, and cyclical or other downturns;

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risks associated with Berry’s indebtedness and debt service;

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reliance on unpatented proprietary know-how and trade secrets;

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the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment;

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changes in laws and regulations with which Berry and AEP must comply;

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risks related to operations in foreign jurisdictions (including changes to applicable tax and other laws);

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Berry’s and AEP’s common stock outstanding and common stock price volatility;

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the inability of AEP to retain key personnel;

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potential litigation relating to the proposed transaction that could be instituted against Berry, AEP or their respective directors;

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governmental and public policy changes; and

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financial resources in the amounts, at the times and on the terms required to support Berry’s and AEP’s future businesses.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.
Additional factors that could cause Berry’s and AEP’s results to differ materially from those described in the forward-looking statements can be found in Berry’s and AEP’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC and incorporated herein by reference. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Berry or AEP or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. Berry and AEP undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events. For any forward-looking statements made in this proxy statement/prospectus or in any documents incorporated by reference into this proxy statement/prospectus, Berry and AEP claim the protection of the safe harbor for forward-looking statements contained in the Securities Act and the Exchange Act.
We caution you not to place undue reliance on the forward-looking statements.

INFORMATION ABOUT THE COMPANIES
AEP Industries Inc.
95 Chestnut Ridge Road
Montvale, New Jersey 07645
(201) 641-6600
AEP, founded in 1970 and incorporated in Delaware in 1985, is a leading manufacturer of flexible plastic packaging films in North America. AEP manufactures and markets an extensive and diverse line of polyethylene and polyvinyl chloride flexible plastic packaging products, with consumer, industrial and agricultural applications. AEP’s flexible plastic packaging films are used in the packaging, transportation, beverage, food, automotive, pharmaceutical, chemical, electronics, construction, agriculture, carpeting, furniture and textile industries.
AEP manufactures plastic films, principally from resins blended with other raw materials, which it either sells or further processes by printing, laminating, slitting or converting. AEP’s processing technologies enable the creation of a variety of value-added products according to the specifications of AEP’s customers. AEP’s manufacturing operations are located in the United States and Canada.
AEP manufactures both industrial grade products, which are manufactured to general industry specifications, and specialty products, which are manufactured under more exacting standards to assure certain required chemical and physical properties. Specialty products generally sell at higher margins than industrial grade products.
The AEP common stock is currently listed on the Nasdaq Global Select Market under the symbol “AEPI.”
Additional information about AEP and its subsidiaries is included in documents incorporated by reference into this document. For more information, please see the section entitled “Where You Can Find More Information.”
Berry Plastics Group, Inc.
101 Oakley Street
Evansville, Indiana 47710
(812) 424-2904
Berry is a leading provider of value-added plastic consumer packaging, nonwoven specialty materials and engineered materials with a track record of delivering high-quality customized solutions to its customers. Representative examples of Berry products include closures, prescription vials, specialty films, adhesives, nonwovens, drink cups, containers and bottles. Berry sells its products predominantly into stable, consumer-oriented end-markets, such as healthcare, personal care, and food and beverage.
Berry’s customers consist of a diverse mix of leading global, national, mid-sized regional and local specialty businesses. The size and scope of Berry’s customer network allows it to introduce new products it develops or acquires to a vast audience that is familiar with its brand. In fiscal 2016, no single customer represented more than approximately 5% of net sales and the top ten customers represented 19% of net sales. Berry believes that its manufacturing processes and ability to leverage its scale to reduce expenses, positions it as a low-cost manufacturer relative to its competitors.
Berry’s common stock is listed on the NYSE under the symbol “BERY.”
Berry Plastics Corporation, a Delaware corporation, is a direct, wholly owned subsidiary of Berry. Berry Plastics Acquisition Corporation XVI, a Delaware corporation (referred to previously in this proxy statement/prospectus as Merger Sub), and Berry Plastics Acquisition Corporation XV, LLC, a Delaware limited liability company (referred to previously in this proxy statement/prospectus as Merger Sub LLC), are direct, wholly owned subsidiaries of Berry Plastics Corporation. Neither Merger Sub nor Merger Sub LLC has conducted any business and neither has any assets, liability or other obligations of any nature other than as set forth in the merger agreement. Berry, Berry Plastics Corporation, Merger Sub and Merger Sub LLC are referred to collectively as the “Berry parties” in this proxy statement/prospectus.

Additional information about Berry and its subsidiaries is included in documents incorporated by reference into this document. For more information, please see the section entitled “Where You Can Find More Information.”
Amendment No. 1 to the Merger Agreement
On December 7, 2016, AEP and Berry, and its related entities, entered into Amendment No. 1 to the Agreement and Plan of Merger (“Amendment No. 1”) which, among other things, (i) removed the requirement in the merger agreement that Berry make available and mail the form of election to AEP stockholders not less than thirty (30) business days prior to the anticipated election deadline, and required instead that the forms of election be made available and mailed at least twenty (20) business days prior to the anticipated election deadline, (ii) provided for the “unbundling” of the single proposal to approve the merger agreement into each of the base merger consideration proposal and the alternative merger consideration proposal, (iii) revised certain mechanics in connection with the calculation of the 2017 performance units and the 2017 MIP, (iv) revised the merger agreement to permit AEP to redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify the terms of, any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person for borrowed money, in the ordinary course of business consistent with past practice in a principal amount not to exceed $65 million in the aggregate and (v) provided for the extension of the end date to March 31, 2017 if the proxy statement has not been mailed to AEP stockholders on or prior to January 20, 2017. The above summary does not purport to reflect all of the terms of Amendment No. 1 and is qualified in its entirety by the text of Amendment No. 1, which is included in this proxy statement/prospectus in Annex A attached hereto.
Recent Developments
Berry Officers
On September 30, 2016, Berry announced the election of Thomas E. Salmon as its President and Chief Operating Officer, effective as of October 3, 2016. Mr. Salmon joined Berry in 2007 with Berry’s acquisition of Covalence Specialty Materials where he had led the Adhesives Division for four years. From 2007-14, he served as President of Berry’s Engineered Materials Division, prior to being appointed President of Berry’s Rigid Closed Top Division in 2014 and President of Berry’s Consumer Packaging Division in 2015. Before joining Covalence, Mr. Salmon was General Manager of Honeywell Plastics and Global Sales Director for Allied Signal’s Engineering Plastics and Films. He began his career with General Electric and held a variety of commercial positions during his 12 years in General Electric’s Plastics and Lighting divisions.
Additionally, on September 30, 2016, Berry announced that its Chairman and Chief Executive Officer, Jonathan D. Rich, has advised the Berry board of directors of his intention to retire as Chief Executive Officer in February, 2017. Mr. Rich will continue to serve as Executive Chairman of the Berry board of directors.
Berry Controls and Procedures
As part of its evaluation of Berry’s internal control over financial reporting as of October 1, 2016, Berry’s management identified a material weakness related to the income tax provision process. As a result of this material weakness, Berry’s management concluded that its internal control over financial reporting and its disclosure controls and procedures were not effective as of October 1, 2016. Berry management’s overall conclusion was specifically impacted by deficiencies in the design and operating effectiveness related to the timeliness of Berry’s annual income tax provision process and adequacy of written documentation around aspects of its foreign tax provisions resulting primarily from the increased complexity in the legal entity structure following the acquisition of Avintiv. As there were no errors in the accounting or adjustments to the consolidated financial statements as a result of the identified deficiencies, management concluded that there was no impact on Berry’s prior or current period consolidated financial statements and that Berry’s financial statements were presented fairly in all material respects. Berry’s management is actively engaged in developing a remediation plan designed to accelerate the timing of the completion of foreign tax provisions, dedicating the appropriate incremental resources, and is committed to increasing the level of written documentation related to all aspects of the income tax provision.

SPECIAL MEETING OF THE AEP STOCKHOLDERS
Date, Place, Time and Purpose
The AEP board of directors is sending you this proxy statement/prospectus to use at the special meeting. At the special meeting, the AEP board of directors will ask you to vote (i) to approve the base merger consideration proposal, (ii) to approve the alternative merger consideration proposal, (iii) to approve the advisory compensation proposal and (iv) to approve the adjournment proposal. AEP does not expect any other items of business to be presented at the special meeting. If other matters do properly come before the special meeting, the accompanying proxy gives discretionary authority to the persons named in the proxy to vote on any other matters brought before the meeting. Those persons intend to vote the proxies in accordance with their judgment.
The special meeting will be held on January 18, 2017, at 10:00 a.m., Eastern Time, at the Courtyard by Marriott Montvale, 100 Chestnut Ridge Road, Montvale, New Jersey 07645.
Record Date, Voting Rights, Quorum and Required Vote
AEP has set the close of business on December 12, 2016, as the record date for determining the holders of AEP common stock entitled to notice of and to vote at the special meeting. Only AEP stockholders at the close of business on the record date are entitled to notice of and to vote at the special meeting. As of the record date, there were 5,113,801 shares of AEP common stock outstanding and entitled to vote at the special meeting. Each share of AEP common stock is entitled to one vote at the special meeting on all matters properly presented.
The holders of not less than one-third of the outstanding shares of AEP common stock as of the record date must be present in person or by proxy at the special meeting to constitute a quorum. In determining whether a quorum is present, stockholders who abstain will be treated as present for determining the presence or absence of a quorum.
Adoption of each of the base merger consideration proposal and the alternative merger consideration proposal will require the affirmative vote of holders of not less than a majority of AEP’s outstanding shares entitled to vote. Abstentions from voting and broker non-votes will have the same effect as a vote against the merger agreement.
In connection with the execution of the merger agreement, certain stockholders of AEP each executed a voting agreement pursuant to which they agreed to vote their shares, and to use reasonable efforts to cause all shares owned by such person jointly with another person or by such person’s spouse to be voted, for adoption of the merger agreement. Such persons, as a group, owned with power to vote 1,099,189 shares of AEP common stock, representing approximately 21.5% of the outstanding shares of AEP common stock as of the record date.
The vote on the advisory compensation proposal and the vote on the adjournment proposal each require the affirmative vote of holders of a majority of shares entitled to vote and present at the meeting, in person or by proxy. Abstentions will have the same effect as votes against the matters. Broker non-votes will have no effect on the outcome of these matters.
Voting and Revocability of Proxies
Stockholders of record may vote in one of four ways: (i) by mail (by completing and signing the proxy that accompanies this proxy statement/prospectus); (ii) by telephone; (iii) by using the internet; or (iv) in person (by either delivering the completed proxy or by casting a ballot if attending the special meeting). To ensure your representation at the special meeting, we recommend you vote by proxy even if you plan to attend the special meeting. You may change your proxy vote at the special meeting. If you are a participant in the 401(k) Savings Plan, you are not able to vote the shares of AEP common stock allocated to such account in person at the special meeting. Your proxy card will serve to instruct the trustee of the 401(k) Savings Plan on how to vote your shares of AEP common stock.
AEP stockholders whose shares are held in “street name” by their broker, bank, or other nominee must follow the instructions provided by their broker, bank, or other nominee to vote their shares.

Voting instructions are included on your proxy. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. If you submit your proxy without specifying a voting instruction, your shares will be voted “FOR” the approval of the base merger consideration proposal, “FOR” the approval of the alternative merger consideration proposal, “FOR” the approval of the advisory compensation proposal and “FOR” the approval of the adjournment proposal.
If you are a participant in the 401(k) Savings Plan and do not submit voting instructions to the trustee of the 401(k) Savings Plan, those shares of AEP common stock will not be voted. To allow sufficient time for the trustee to vote your shares of AEP common stock, your proxy card related to the AEP shares allocated to your account in the 401(k) Savings Plan must be received by January 12, 2017.
You may revoke your proxy before it is voted by:
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filing with the Secretary of AEP a duly executed revocation of proxy;

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submitting a new proxy with a later date; or

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voting in person at the special meeting.

Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to: AEP Industries Inc., c/o John F. Hughes, Jr., Vice President and Secretary, 95 Chestnut Ridge Road, Montvale, New Jersey 07645.
The telephone and internet voting procedures have been set up for your convenience and have been designed to authenticate your identity, to allow you to give voting instructions, and to confirm that those instructions have been properly recorded. If you would like to vote by telephone or by using the internet, please refer to the specific instructions on the proxy. The deadline for voting by telephone or via the internet is 11:59 p.m. Eastern Time on January 17, 2017.
Solicitation of Proxies
All costs of soliciting proxies of AEP stockholders shall be borne by AEP. In addition to soliciting proxies by mail, directors, officers, and employees of AEP may solicit proxies personally by email and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. AEP has also retained Georgeson, Inc. to assist in the solicitation of proxies for approximately $12,500, plus reasonable out-of-pocket expenses. AEP will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.
Recommendation of the AEP Board of Directors
The AEP board of directors unanimously determined that the merger agreement and the transactions contemplated thereby, upon the terms and subject to the conditions set forth in the merger agreement and in accordance with the relevant provisions of the DGCL and the DLLCA, are advisable, fair to and in the best interests of AEP and the AEP stockholders. The AEP board of directors unanimously recommends that AEP stockholders vote “FOR” the approval of the base merger consideration proposal, “FOR” the approval of the alternative merger consideration proposal, “FOR” the approval of the advisory compensation proposal and “FOR” the approval of the adjournment proposal.
See “The Mergers — Background of the Mergers” and “— AEP’s Reasons for the Mergers and Recommendation of the Board of Directors” for a more detailed discussion of the AEP board of directors’ recommendation with regard to the merger agreement.
Questions and Additional Information
AEP stockholders may contact AEP’s proxy solicitor, Georgeson, Inc., with any questions about the proposals or how to vote or to request additional copies of any materials at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104 or Call Toll Free: (800) 561-3947

THE MERGERS
Background of the Mergers
As part of its ongoing evaluation of AEP’s business, the AEP board of directors, together with senior management, regularly reviews and assesses opportunities to increase stockholder value. From time to time, AEP has also received preliminary contacts from financial sponsors or other industry participants regarding possible interest in various types of transactions. In recent years, AEP has focused on increasing stockholder value by focusing on maintaining a strong balance sheet and sufficient liquidity to provide AEP with financial flexibility, undertaking acquisitions and making significant capital expenditures to increase operating efficiencies and capacity in spite of challenging resin markets, continuing to discount and negotiate strong rebates with resin purchases and implementing a quarterly cash dividend beginning in fiscal 2016.
On December 21, 2015, representatives of BofA Merrill Lynch met with certain members of AEP management to discuss financial projections of AEP and to discuss generally the mergers and acquisitions market and stockholder activism. BofA Merrill Lynch provided an overview of potential strategic buyers that could be interested in a transaction with AEP, noting that Berry was likely to be the most motivated and financially-able strategic buyer. BofA Merrill Lynch also presented potential financial sponsors that could be interested in a transaction with AEP. Management and BofA Merrill Lynch discussed timing considerations to maximize transaction value for AEP in the event that the AEP board of directors determined to pursue a strategic transaction.
On January 13, 2016, the AEP board of directors held an in-person meeting to discuss, among other things, financial projections of AEP and to discuss generally the mergers and acquisitions market and stockholder activism. Representatives of Honigman also participated in such meeting. Management of AEP presented to the AEP board of directors the information regarding potential strategic and financial buyers and timing considerations that had been discussed with BofA Merrill Lynch on December 21, 2015.
On March 4, 2016, the AEP board of directors held a telephonic meeting to discuss generally stockholder activism. Representatives of Honigman also participated during such call. The AEP board of directors continued the discussion from the January 13, 2016 meeting regarding timing considerations of a potential transaction with AEP in order to maximize stockholder value.
On March 12, 2016, AEP’s management received an in-bound inquiry from a financial sponsor, which we call Party A.
On March 16, 2016, Paul Feeney, Executive Vice President, Finance and Chief Financial Officer, had discussions with representatives of Party A.
On April 1, 2016, at the direction of AEP management, in light of Berry’s prior strategic outreach to AEP in 2007, 2013 and 2015 and BofA Merrill Lynch’s advice that Berry was likely to be the most motivated and financially able buyer, BofA Merrill Lynch contacted Berry to ascertain potential interest in a transaction with AEP. Berry’s outreach to AEP in prior years led to preliminary discussions among the respective management teams regarding various alternatives for potential strategic transactions, including a merger, asset sales (including sales of specific assets, divisions or substantially all of the assets of a company), combination and/or spin-offs, between AEP and Berry; however, none of the prior discussions resulted in the execution of a non-disclosure agreement, due diligence or substantive negotiations between the parties. Upon conclusion of each of the prior discussions, Berry’s management advised AEP’s management to contact Berry in the event AEP’s board of directors determined to pursue a potential sale of the company.
On April 12, 2016, the AEP board of directors had an in-person meeting to discuss financial valuations of AEP and to consider potential strategic options. Representatives of BofA Merrill Lynch and Honigman also participated during such meeting. Management reported on the preliminary discussions with Party A. BofA Merrill Lynch provided information on potential financial sponsor and strategic bidders with respect to a potential transaction with AEP. The AEP board of directors instructed AEP’s management and advisors to further engage with Party A and Berry, and to provide select non-public information regarding AEP, subject to non-disclosure agreements.

On April 26, 2016, AEP and Party A entered into a non-disclosure agreement, which included a standstill restriction for the benefit of AEP, with respect to a potential transaction between AEP and Party A, pursuant to which Party A agreed that, for a period of eighteen months from the date of the non-disclosure agreement, none of Party A, its affiliates or representatives acting on its behalf or any other persons acting in concert with it, would do any of the following, directly or indirectly, without the consent of AEP: (1) effect any acquisition of any securities, rights or options to acquire any securities, assets, indebtedness or businesses of AEP, any tender or exchange offer, merger or other business combination involving AEP or a significant portion of the consolidated assets of AEP, any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to AEP or any solicitation of proxies or consents to vote any securities of AEP or take any action that would force AEP to make a public announcement of any of the foregoing; (2) form or participate in a group with respect to AEP or act in concert with any person in respect of the securities of AEP; (3) seek representation on or to control or influence the management, board of directors or policies of AEP; or (4) enter into any discussions or arrangements with any third party with respect to any of the foregoing.
On May 17, 2016, AEP and Berry entered into a non-disclosure agreement, which included a standstill restriction for the benefit of AEP, with respect to a potential transaction between AEP and Berry, pursuant to which Berry agreed that, for a period of eighteen months from the date of the non-disclosure agreement, none of Berry, its affiliates or representatives acting on its behalf or any other persons acting in concert with it, would do any of the following, directly or indirectly, without the consent of AEP: (1) effect any acquisition of any securities, rights or options to acquire any securities, assets, indebtedness or business of AEP, any tender or exchange offer, merger or other business combination involving AEP or a significant portion of the consolidated assets of AEP, any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to AEP or any solicitation of proxies or consents to vote any securities of AEP or take any action that would force AEP to make a public announcement of any of the foregoing; (2) form or participate in a group with respect to AEP or act in concert with any person in respect of the securities of AEP; (3) seek representation on or to control or influence the management, board of directors or policies of AEP: or (4) enter into any discussions or arrangements with any third party with respect to any of the foregoing.
In late May of 2016, a representative of a portfolio company of a financial sponsor party, Party B, contacted representatives of BofA Merrill Lynch, to indicate that it would have an interest in exploring a transaction with AEP to the extent AEP were to pursue a sale. The representative indicated that Party B would consider a reverse merger or potentially a cash transaction. BofA Merrill Lynch advised Party B that it would report the inquiry to AEP.
On June 1, 2016, at AEP’s direction, BofA Merrill Lynch distributed a confidential process letter to each of Party A and Berry, separately inviting each party to present a non-binding indication of interest following a review of preliminary due diligence.
On June 8, 2016, AEP’s board of directors held an in-person meeting. Representatives of Honigman attended and discussed the status of the process with Party A and Berry as well as certain legal matters, including directors’ fiduciary duties. The AEP board of directors also discussed the general inquiry received from Party B, which did not include an indication of price or request the negotiation of a non-disclosure agreement in preparation for preliminary due diligence. Given that no due diligence was requested and no indication of valuation was provided by Party B, that a process letter was already sent to Party A and Berry and that Berry continued to be considered likely to be the most motivated and financially-able buyer, the AEP board of directors determined to prioritize the evaluation of the proposals from Party A and Berry. The AEP board of directors determined that Party B would be considered for potential outreach in the event that the AEP board of directors determined such proposals by Party A and Berry were inadequate and further elected to pursue a sale process for AEP.
On June 15, 2016, following the filing of AEP’s Quarterly Report on Form 10-Q for the second quarter of fiscal 2016, Party A provided an indication of interest orally to BofA Merrill Lynch at approximately $80-$85 per share of AEP common stock, but advised that it would not be submitting a written bid in connection with BofA Merrill Lynch’s process letter of June 1, 2016 in light of prevailing market trading prices in the $80.00 per share range, which Party A observed was up from the $70.00 per share range when it had initially approached AEP. During such conversation, BofA Merrill Lynch indicated that the amount reflected in its indication of interest would not likely to be at a level that the AEP board of directors would find acceptable.
On June 16, 2016, Berry sent an initial, non-binding proposal to AEP (the “June 16 Proposal”) in connection with BofA Merrill Lynch’s process letter of June 1, 2016, which proposed, among other things, (i) a price of  $82.00 per share of AEP common stock, with a mix of cash and stock consideration to be negotiated, (ii) that the transaction would not be conditioned on financing and (iii) an expedited review of AEP based on customary public company due diligence.
On June 30, 2016, BofA Merrill Lynch advised Citi Global Markets Inc. (“Citi”), Berry’s financial advisor, that Berry’s preliminary price indication was not of interest to AEP, and that while a formal sale process had not been initiated, if one were to be initiated, it would not include Berry given its indication of interest level of  $82.00 per share of AEP common stock.
On July 6, 2016, Citi on behalf of Berry communicated an unsolicited, non-binding verbal proposal to BofA Merrill Lynch (the “July 6 Proposal”), which proposed, among other things, (i) a price of  $100.00 per share of AEP common stock, with AEP stockholders receiving 50% of the merger consideration in the form of cash and 50% of the merger consideration in the form of Berry common stock, (ii) that the transaction would not be conditioned on financing and (iii) reasonable due diligence and that such proposal was conditioned on an exclusivity period of thirty (30) days, during which Berry and AEP would intend to announce the execution of a merger agreement.
On July 8, 2016, representatives of BofA Merrill Lynch advised representatives of Citi that management of AEP did not believe it could support pursuing the proposed bilateral discussions at a price of  $100.00 per share, but that it would support pursuing bilateral discussions for a period of thirty (30) days and recommend doing so to the AEP board of directors on the following basis: (i) a price of  $110.00 per share of AEP common stock, (ii) certainty of closing the transaction with Berry with respect to antitrust risk, if any, and the absence of a financing condition, (iii) public company style diligence and (iv) strict confidentiality. In the course of the discussion, BofA Merrill Lynch noted that Berry should take into account the significant cash position of AEP in making any revised proposal.
On July 11, 2016, Berry sent a revised, non-binding proposal to AEP (the “July 11 Proposal”), which proposed, among other things, (i) a price of  $110.00 per share of AEP common stock, with AEP stockholders receiving 50% of the merger consideration in the form of cash and 50% of the merger consideration in the form of Berry common stock, (ii) that Berry would appropriately assume any antitrust risk associated with the transaction, (iii) that the transaction would not be conditioned on financing and otherwise provide for minimal closing conditions, (iv) a request for further due diligence items to be completed in thirty (30) days, (v) a requirement that the parties proceed on an exclusive basis and, if AEP were to receive an unsolicited offer from a third party that could be deemed superior to the terms set forth in the July 11 Proposal, AEP would be obligated to promptly inform Berry of such superior offer and (vi) a request that Berry and AEP would intend to announce the execution of a merger agreement within thirty (30) days.
On July 13, 2016, the AEP board of directors held an in-person meeting to review the terms of the July 11 Proposal. Representatives of BofA Merrill Lynch and Honigman also participated during such meeting. Representatives of BofA Merrill Lynch reviewed the terms of the June 16 Proposal, the July 11 Proposal and the July 6 Proposal as well as the oral indication of interest from Party A received on June 15, 2016. Representatives of BofA Merrill Lynch reviewed a preliminary financial analysis of the July 11 Proposal, which preliminary financial analysis was based on AEP’s 2016 fiscal year expected budget provided to BofA Merrill Lynch, and was extrapolated by BofA Merrill Lynch for fiscal years 2017 – 2021. BofA Merrill Lynch indicated that Party A disengaged from further discussions with AEP and its advisors after the release of AEP’s financial results for the second quarter of fiscal 2016, primarily due to the significant increase in the market trading prices of AEP’s common stock promptly following such release and Party A’s inability or lack of interest in increasing the price per share included in its oral indication of interest. Following discussion, the AEP board of directors determined that while the price and other terms proposed by Berry in the July 11 Proposal justified moving forward on the bilateral basis requested for a period of thirty (30) days, the AEP board of directors was not agreeing at that time to a price of  $110.00 per share. Further, the AEP board of directors determined that AEP should not be required to disclose to Berry the terms or identity of any unsolicited third party offer. The AEP board of directors instructed AEP’s management and advisors to engage with Berry’s advisors to negotiate an exclusivity agreement and, in light of the stock component of the July 11 Proposal, a non-disclosure agreement to provide for reverse due diligence. The AEP board of directors also formed an Administrative Committee of the independent directors to assist in communication between management and the independent directors during a transaction process, and determined to engage Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) as co-counsel with Honigman Miller Schwartz and Cohn LLP (“Honigman”). The Administrative Committee of the AEP board of directors consisted of Robert T. Bell, Ira M. Belsky, Richard E. Davis, Frank P. Gallagher and Lee C. Stewart, who comprise all of the independent members of the AEP board of directors. Such members were selected due to their status as independent and non-employee directors of AEP. The Administrative Committee did not have a formal charter and was formed solely to facilitate communication between management and the independent directors of the AEP board of directors regarding a potential transaction with AEP.
On July 14, 2016, representatives of BofA Merrill Lynch had a telephone call with representatives of Citi to discuss key issues in the July 11 Proposal. These issues included, among other things, the price of the transaction, the parties’ willingness to engage on a bilateral basis and the due diligence process, as well as confirmation from representatives of Citi that Berry would assume the anti-trust risk associated with any transaction. Representatives of BofA Merrill Lynch also communicated to representatives of Citi that any exclusivity agreement between the parties would need to allow AEP to withhold from Berry the identity, price and other terms of an unsolicited alternative acquisition proposal received during the exclusivity period.
On July 18, 2016, Skadden sent an initial draft of a limited, thirty (30) day exclusivity agreement to Bryan Cave LLP, counsel to Berry (“Bryan Cave”), providing for AEP’s ability to engage third parties who proposed alternative transactions on an unsolicited basis during the thirty (30) day period and to withhold the identity, price and other terms of such unsolicited alternative acquisition proposal. Honigman sent an initial draft nondisclosure agreement to Bryan Cave providing for reverse due diligence by AEP of Berry, as well as a standstill for the benefit of Berry. During the week of July 18, 2016, Skadden and Honigman continued to exchange drafts of the exclusivity agreement and non-disclosure agreement with Bryan Cave.
On July 21, 2016, the AEP board of directors held a telephonic meeting to review the draft exclusivity agreement and non-disclosure agreement. Representatives of BofA Merrill Lynch, Skadden and Honigman also participated during such call. Management provided an update regarding the latest communications with Berry. Representatives from Skadden and Honigman provided advice regarding the draft exclusivity agreement and non-disclosure agreement, which exclusivity agreement permitted AEP to withhold the identity, price and other terms of an unsolicited alternative acquisition proposal received by AEP during the exclusivity period. Following discussion, while the AEP board of directors did not make a determination to sell the company based on the July 11 Proposal, the AEP board of directors continued to believe that, along with other reasons, the price and other terms reflected in the July 11 Proposal, including the assumption by Berry of most of the anti-trust risk associated with a transaction and Berry’s commitment that a definitive transaction would not be conditioned on financing, justified such limited exclusivity. In contemplating whether to execute the exclusivity agreement, the AEP board of directors discussed, among other things, the implications of the exclusivity agreement on AEP’s ability to evaluate additional bids for a sale of AEP, including engaging in a formal sale process, or to engage in other strategic alternatives in light of the value to be delivered to AEP stockholders pursuant to the July 11 Proposal and the probability, based in part on consultation with BofA Merrill Lynch, that Berry likely would be the most motivated and financially able strategic buyer for AEP. Following discussion, the AEP board of directors approved the exclusivity agreement and non-disclosure agreement with Berry and authorized the representatives of AEP to begin negotiating with Berry to see if a potential transaction could be negotiated on acceptable terms. The AEP board of directors also approved the terms of the engagement with BofA Merrill Lynch. The independent members of the AEP board of directors determined to appoint Mr. Bell as the Chairman of the Administrative Committee, and the AEP board of directors ratified that determination. That same day, the exclusivity agreement and non-disclosure agreement were executed with Berry. The non-disclosure agreement entered into in connection with AEP’s reverse due diligence included a standstill restriction for the benefit of Berry pursuant to which AEP agreed to be bound by the same restrictions imposed on Berry under the non-disclosure agreement executed on May 17, 2016.
On July 22, 2016, advisors of each of Berry and AEP engaged in discussions regarding a potential transaction.
On July 28, 2016, the AEP board of directors held a telephonic meeting. Representatives of BofA Merrill Lynch, Skadden and Honigman also participated during such call. Advisors of AEP provided an update regarding due diligence and reverse due diligence efforts. Representatives from Honigman and Skadden discussed certain legal matters, including directors’ fiduciary duties and the potential issues that would be required to be negotiated in a definitive transaction agreement with Berry.
On July 29, 2016, Bryan Cave sent a draft merger agreement to Skadden and Honigman.
On August 4, 2016, the AEP board of directors held an in-person meeting. Representatives of BofA Merrill Lynch, Skadden and Honigman also participated during such meeting. Representatives of BofA Merrill Lynch reviewed its preliminary financial analysis of certain strategic alternatives available to AEP, other than a potential transaction with Berry, including executing the AEP management’s business plan with or without a recapitalization (including adding leverage, repurchasing AEP securities and/or issuing dividends, including a special dividend), an acquisition strategy and a merger (including a merger of equals). Representatives of BofA Merrill Lynch noted that executing management’s business plan could lead to continued growth in profit margins given the then-current resin cost environment and continued accumulation of cash on AEP’s balance sheet. However, members of AEP management noted that the volatility of the resin markets and management’s challenge in accurately predicting resin pricing movements during and beyond fiscal year 2016 cast uncertainty on the sustainability of such future growth. Representatives of BofA Merrill Lynch also reviewed the possibility of returning capital to AEP stockholders through either a special dividend and/or a share repurchase, which would have the benefit of, among other things, immediately returning value to stockholders but would also limit AEP’s financial flexibility in the near and medium term. In addition, members of the AEP board of directors noted that AEP management regularly reviewed acquisition opportunities but did not believe opportunities in recent years represented good value to AEP and AEP’s stockholders. Members of the AEP board of directors further noted that AEP was not then staffed for a long-term “roll-up” acquisition strategy and that the net benefits of pursuing such a strategy were uncertain. The AEP board of directors also discussed the possibility of merging with a competitor to increase scale and capture additional synergy value, though the availability of potential merger partners was not immediately known. Representatives from BofA Merrill Lynch then reviewed a preliminary financial analysis of the potential transaction with Berry and remaining as a stand-alone company, which preliminary financial analysis was based on AEP’s 2016 fiscal year expected budget provided to BofA Merrill Lynch. Representatives of Skadden reviewed the legal issues presented by the draft merger agreement received from Berry, including a $40 million termination fee and the events under which termination fee would be payable, a “no shop” provision, certain conditions to the transaction, a reverse termination fee and the circumstances under which it would be payable, a limited divestiture requirement if necessary to obtain regulatory approval, no AEP closing condition regarding a Berry material adverse effect, the absence of a cash or stock election feature and the request that AEP make a proposal with respect to the treatment of AEP equity awards in the transaction. After discussion, the AEP board of directors instructed management and AEP’s advisors to continue the negotiations with Berry.
Later that day, the compensation committee of the AEP board of directors held a telephonic meeting. Representatives of Skadden and Honigman also participated during the call. Representatives from Skadden and Honigman outlined various potential treatment of equity awards in a transaction with Berry. The Compensation Committee instructed representatives of Skadden and Honigman to provide for treatment of the equity awards in a manner that would be largely consistent with treatment of AEP’s common stock in a transaction, as well as the existing rights of such equityholders.
On that same day, Bryan Cave sent a draft of the voting agreement to Skadden.
Further, on that same day, AEP engaged BofA Merrill Lynch (AEP’s historical financial and strategic advisor) as its exclusive financial advisor regarding its strategic review process.

Beginning the week of August 8, 2016, representatives of Berry conducted plant visits of certain AEP facilities.
On August 10, 2016, Skadden sent a revised draft of the merger agreement and the voting agreement to Berry, which draft merger agreement included, among other things, a “go-shop” provision, a reduced termination fee and more limited circumstances under which the termination fee would become payable.
On August 11, 2016, the Administrative Committee held a telephonic meeting. Representatives of BofA Merrill Lynch, Skadden and Honigman also participated during such call. Members of management and representatives of Skadden and Honigman provided an update regarding the negotiations with Berry including the ongoing due diligence efforts, the outstanding issues in the merger agreement and the request from Berry that certain officers and members of the AEP board of directors execute voting agreements in support of a transaction. The Administrative Committee authorized the AEP management and advisors to continue negotiating a potential transaction with Berry.
Later in the evening, the AEP senior management team met with senior members of the Berry management team for dinner.
On August 12, 2016, the AEP senior management team, with representatives of BofA Merrill Lynch in attendance, gave a management presentation to certain representatives of Berry.
During the week of August 15, 2016, representatives of KPMG, AEP’s external auditors, conducted reverse due diligence and had various conference calls with representatives of Ernst & Young, Berry’s external auditors.
On August 14, 2016, Bryan Cave sent a revised draft of merger agreement and the voting agreement to Skadden and Honigman.
On August 15, 2016, members of Berry management and representatives of Bryan Cave, participated in a legal reverse due diligence call with representatives of Skadden and Honigman.
On August 16, 2016, members of Berry management and representatives of Citi participated in a financial reverse due diligence call with members of AEP management, representatives of BofA Merrill Lynch and representatives of KPMG.
On that same day, the AEP board of directors held a telephonic meeting. Representatives of BofA Merrill Lynch, Skadden and Honigman also participated during such call. Representatives of Skadden reviewed key open issues in the merger agreement, including the treatment of equity awards, the introduction of the Alternative Funding Election, which had been proposed by Berry as a means of providing certainty to the transaction in the event that certain limited circumstances occurred, the very limited period of the “go-shop” period requested by Berry and circumstances under which AEP would be able to engage alternative acquisition proposals, termination rights, Berry’s proposal of a $30 million termination fee and the circumstances under which the termination fee would become payable, the obligation of AEP to reimburse Berry for certain expenses under certain circumstances, the requirement to propose divestitures in the event divestitures are determined to be necessary to facilitate regulatory approval, certain covenants, the scope of certain representations, the terms of the proposed voting agreement with certain stockholders, and certain employee benefit matters. During the course of the presentation, members of the AEP board of directors asked questions, which the representatives of Skadden answered, including with respect to the Alternative Funding Election. Following discussion, members of management provided preliminary indicative operating results for the month of July, which reflected lower sales volumes and revenues than management’s fiscal 2016 budget. Representatives of BofA Merrill Lynch and Skadden offered their perspectives on the process to date, including the merits of various provisions included in the revised merger agreement received from Bryan Cave. The AEP board of directors authorized AEP’s management and advisors to continue pursuing their negotiations with Berry and provided guidance on certain of the key contractual issues.
On August 17, 2016, Skadden sent a revised draft of the merger agreement and the voting agreement to Bryan Cave.

On August 18, 2016, the AEP board of directors held a telephonic meeting. Representatives of BofA Merrill Lynch, Skadden and Honigman also participated during such call. Members of management provided an update regarding the due diligence process and negotiations with Berry. Representatives of BofA Merrill Lynch confirmed that there had been no indication from Berry regarding a degradation in value from the $110.00 per share consideration included in the July 11 Proposal, although BofA Merrill Lynch noted that it confirmed with Citi that the AEP board of directors had not agreed that such price was final. After discussion, the AEP board of directors determined to reconvene the next day to continue review of the potential transaction. Later that day, Bryan Cave sent a revised draft of the merger agreement to Skadden and Honigman.
On August 19, 2016, the AEP board of directors held an in-person meeting. Representatives of BofA Merrill Lynch, Skadden and Honigman also participated in such meeting. BofA Merrill Lynch reviewed its preliminary analysis of the July 11 Proposal, which preliminary analysis was based on management’s projections from fiscal year 2016 – 2021 (as such management projections are further described below under the heading “— Certain AEP Unaudited Prospective Financial Information”). Skadden reviewed the merger agreement as well as the key open issues in the agreement, including termination rights, treatment of equity awards, a $25 million termination fee, the obligation of AEP to reimburse certain Berry expenses under certain circumstances, certain covenants and certain employee matters. Skadden and Honigman also reviewed certain legal matters, including the directors’ fiduciary duties, and Honigman reviewed the results of the legal reverse due diligence. AEP management reviewed the results of the accounting reverse due diligence conducted by KPMG. BofA Merrill Lynch then reviewed certain outstanding due diligence requests from Berry, including additional financial diligence regarding performance during AEP’s third fiscal quarter as well as certain non-pricing information regarding key resin supplier contracts. Following discussion, the AEP board of directors authorized BofA Merrill Lynch to seek a higher valuation for a transaction with Berry and authorized management to continue to provide the requested due diligence information to Berry, subject to customary limitations.
On August 20, 2016, representatives of Skadden discussed the open issues in the merger agreement with Bryan Cave, following which Skadden sent a revised draft of the merger agreement to Bryan Cave. Later that day, members of AEP management provided to members of Berry management certain preliminary financial information regarding AEP’s third fiscal quarter performance and operating results, including an expected adjusted EBITDA range of  $27 million – $30 million. Also on that day, Mr. Feeney had a call with Mr. Mark Miles, Berry’s Chief Financial Officer, during which Mr. Feeney outlined certain non-pricing terms regarding AEP’s key resin supplier contracts.
On August 21, 2016, representatives of Citi reported to representatives of BofA Merrill Lynch that Berry would not be positioned to enter into a transaction with AEP until the third quarter adjusted EBITDA numbers were available, though Berry remained committed to the transaction.
On August 22, 2016, members of AEP management, through its advisors, provided to Berry the adjusted EBITDA for the third fiscal quarter, which was expected to be approximately $28.5 million, as well as a preliminary draft of AEP’s income statement for the third fiscal quarter. Throughout the course of the day, Bryan Cave and Skadden continued to exchange revised drafts of the merger agreement and the voting agreement.
On August 23, 2016, Bryan Cave sent a draft of the merger agreement to Skadden, which, in response to a request for a lower termination fee from AEP, reflected a $20 million termination fee. Later that evening, the AEP board of directors held a telephonic meeting. Representatives of BofA Merrill Lynch, Skadden and Honigman also participated during such call. Representatives of BofA Merrill Lynch reviewed the negotiations since the prior meeting of the AEP board of directors, and advised that representatives of Citi had stated that the Berry board of directors was not supportive of any further valuation enhancement to the July 11 Proposal. Representatives of Skadden reviewed the open items in the merger agreement, including the $20 million termination fee, certain termination events and certain employee matters. The AEP board of directors then authorized management and AEP’s advisors to seek to finalize the transaction documents, with a goal of executing such documents as soon as practicable. Later that evening, Skadden sent a draft of the merger agreement to Bryan Cave.
On August 24, 2016, members of AEP and Berry senior management, along with their respective financial and legal advisors, had a call to negotiate and finalize certain employee matters, including the amount of the retention pool that would be allocated to AEP employees. Also on that day, Bryan Cave sent a draft of the merger agreement to Skadden and Honigman. The draft merger agreement included an exchange ratio of 2.5011 shares of Berry common stock for each share of AEP common stock, which reflected an implied value of  $110.00 per share of AEP common stock using the price of Berry common stock on the NYSE at the close of trading on August 23, 2016 but reflected an implied value of  $109.12 per share of AEP common stock using the price of Berry common stock on the NYSE at the close of trading on August 24, 2016. During the course of the day, representatives of the legal and financial advisors to AEP and Berry discussed the appropriate date for which to establish the exchange ratio. Representatives of Berry stated that, while Berry’s stock had decreased modestly in value during the day of August 24, Berry was not prepared to modify the exchange ratio higher to reflect an implied value of  $110.00 per share of AEP common stock using the price of Berry common stock on the NYSE at the close of trading on August 24, 2016.
Later that evening, AEP board of directors met. Also participating were members of AEP’s management and representatives of BofA Merrill Lynch, Skadden and Honigman. The representatives of Skadden reviewed the terms of the draft transaction documents and described the changes to such documents since the last meeting of the AEP board of directors, including the establishment of the exchange ratio based on the price of Berry stock on the NYSE at the close of trading on August 23, 2016. Also at this meeting, BofA Merrill Lynch reviewed with AEP’s board of directors its financial analysis of the merger consideration and delivered to AEP’s board of directors an oral opinion, which was confirmed by delivery of a written opinion dated August 24, 2016, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its written opinion, the base merger consideration to be received by holders of AEP common stock (other than dissenting shares and cancelled shares), was fair, from a financial point of view, to such holders. For more information about BofA Merrill Lynch’s opinion, see below under the heading “— Opinion of AEP’s Financial Advisor.” After discussing potential reasons for and against the proposed transaction (see below under the heading “— Recommendation of Our Board of Directors and Reasons for the Merger”), the AEP board of directors unanimously determined that the transactions with Berry are advisable, fair to and in the best interests of AEP’s stockholders, approved such transactions and the transaction agreements and recommended that AEP’s stockholders vote to adopt the merger agreement at any meeting of stockholders of AEP to be called for the purposes of acting thereon. The AEP board of directors also adopted resolutions exempting Berry, the merger agreement and the transactions contemplated thereby from applicable antitakeover statutes, including Section 203 of the DGCL, as well as resolutions exempting Berry, the merger agreement and the transactions contemplated thereby from the AEP rights plan such that AEP’s rights plan would not apply to Berry, the merger agreement and the transactions contemplated thereby.
After the meeting of the AEP board of directors on August 24, 2016, the parties finalized the transaction documents and, late in the evening, the parties executed the merger agreement. Also that evening, Berry and certain stockholders of AEP executed the voting agreements in which certain stockholders of AEP committed to voting in favor of the merger agreement, and AEP and AST executed the rights plan amendment to ensure that AEP’s rights plan would not be triggered by Berry, the merger agreement and the transactions contemplated thereby.
On August 25, 2016, prior to the opening of trading of AEP’s and Berry’s common stock on Nasdaq and the NYSE, respectively, AEP and Berry issued a joint press release announcing the execution of the merger agreement.
On December 7, 2016, AEP and Berry (and related parties) entered into Amendment No. 1 to the Agreement and Plan of Merger.
AEP’s Reasons for the Mergers and Recommendation of the Board of Directors
At a meeting held on August 24, 2016, the AEP board of directors unanimously approved the adoption of the merger agreement and resolved that the merger agreement and the transactions contemplated thereby (including the consummation of the mergers (the “Transactions”)), upon the terms and subject to the conditions set forth in the merger agreement and in accordance with the relevant provisions of the DGCL and the DLLCA, are advisable, fair to and in the best interests of AEP and its stockholders. The AEP board of directors, including its independent directors, unanimously recommends that AEP stockholders vote “FOR” the approval of the base merger consideration proposal, “FOR” the approval of the alternative merger consideration proposal, “FOR” the proposal to approve, by non-binding, advisory vote, compensation that will or may become payable to the named executive officers of AEP in connection with the consummation of the mergers and “FOR” the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement.
In evaluating the proposed Transactions, the AEP board of directors consulted with and received the advice of AEP’s management and its financial and legal advisors. The AEP board of directors also consulted with its legal advisors regarding its obligations, legal due diligence and the terms of the merger agreement and the other transaction documents. In reaching its determination and recommendation, the AEP board of directors, including its independent directors, considered a number of factors, including, but not limited to, the following (not necessarily in order of relative importance):
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the fact that based on Berry’s closing price of  $43.28 on August 24, 2016, the last trading day prior to the public announcement of the merger agreement, the blended implied value of the transaction was $109.12 per share of AEP common stock, which represents (i) a 41.8% premium over the closing price of AEP common stock on August 24, 2016, (ii) a 37.1% premium over the 30-day volume-weighted average closing price of AEP common stock, for the period through August 24, 2016, and (iii) a 45.9% premium over the 52-week volume-weighted average closing price of AEP common stock, in each case for the period through August 24, 2016;

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the fact that the blended implied transaction value of  $109.12 per share (based on Berry’s closing price of  $43.28 on August 24, 2016, the last trading day prior to the public announcement of the merger agreement) represents a valuation of AEP at a multiple of 6.9 times AEP’s estimated adjusted EBITDA for the 2016 fiscal year and a multiple of 7.9 times AEP’s estimated last twelve (12) months adjusted EBITDA;

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the possibility that a considerable period of time would elapse before the trading price of AEP common stock would reach and sustain the blended implied transaction value of  $109.12 per share (based on Berry’s closing price of  $43.28 on August 24, 2016, the last trading day prior to the public announcement of the merger agreement), as adjusted for present value, given that such implied transaction value is approximately 15% higher than the trading price of AEP common stock at any point in its history;

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the historical volatility in AEP’s profitability due to, among other things, increasing or decreasing resin pricing, which is not in AEP’s control and is difficult to predict;

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the belief of the AEP board of directors that the proposed mergers are more favorable to AEP stockholders than the opportunities and strategic alternatives reasonably available to AEP, which the AEP board of directors evaluated with the assistance of AEP’s management and its financial and legal advisors, taking into account the potential risks, rewards and uncertainties associated with each alternative;

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AEP’s prospects for a merger or sale transaction with a party other than Berry, including (i) the AEP board of directors’ belief, after consultation with its financial advisor, that Berry’s offer was likely to be the highest offer with the greatest transaction certainty, considering the other potential buyers for AEP; (ii) the risk of losing the Berry offer if AEP elected to solicit other offers; (iii) the belief of the AEP board of directors that, after consultation with its financial advisor, a private equity or financial sponsor was not likely to reach the level of the merger consideration offered by Berry; (iv) the risk that Berry would lower its offer if AEP elected to solicit other offers and little or no competitive bidding emerged; (v) the risks associated with a robust and extensive “sale process,” including among other things, the potential significant harm to AEP’s business if it became known to AEP’s customers and employees that AEP was seeking to be sold (without assurance that a financially superior offer would be made or consummated); and (vi) the substantial management time and resources that would be required to engage in an extensive “sale process,” potentially causing significant management distraction from operating AEP’s business;

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the fact that, pursuant to the merger agreement, in the event the base merger consideration becomes payable, AEP stockholders will be able to elect to receive either $110.00 in cash or 2.5011 shares of Berry common stock, subject to proration, such that fifty percent (50%) of the total outstanding shares of AEP will receive stock consideration and fifty percent (50%) of such shares will receive cash consideration;

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the fact that the cash consideration provides AEP stockholders (that receive such merger consideration) liquidity and certainty of value;

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the fact that the stock consideration is a fixed exchange ratio of shares of Berry common stock to AEP common stock, which provides AEP stockholders (that receive such merger consideration) the opportunity to benefit from any increase in the trading price of Berry common stock during the period prior to the consummation of the mergers;

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the fact that in the event that the base merger consideration becomes payable, based on the shares of each of AEP and Berry common stock outstanding as of August 19, 2016, AEP stockholders would own approximately 5% of the combined company on a fully-diluted basis immediately following the consummation of the mergers, allowing AEP stockholders to participate in the future earnings and growth as well as any synergies and other value created as a result of the mergers; such synergies (which typically are derived from, among other things, procurement savings, improved asset utilization and reduction of duplicative costs) were estimated to be approximately $50 million;

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the fact that the receipt of stock consideration, if applicable, is not expected to be taxable to AEP stockholders based on the expected tax treatment of the mergers as a “reorganization” for United States federal income tax purposes, as more fully described under the section entitled “United States Federal Income Tax Consequences”;

•
the fact that legal, accounting and financial reverse due diligence was conducted with respect to Berry and that such reverse due diligence did not uncover any material issues that would lead the AEP board of directors to conclude that it was not advisable for AEP stockholders to receive the stock consideration;

•
the projected financial results of AEP as a stand-alone company and the likelihood of AEP’s long-term ability to achieve strategic goals that could deliver superior benefits to AEP stockholders;

•
the fact that there was no guarantee that recent AEP profit margins would be sustained in the future given the historical cyclicality, volatility and uncertainty in resin and oil prices;

•
the opinion of BofA Merrill Lynch, dated August 24, 2016, rendered to the AEP board of directors to the effect that, as of that date, and subject to the various assumptions and limitations set forth in such opinion, the base merger consideration to be received by the holders of shares of AEP common stock (other than the holders of dissenting shares and cancelled shares) was fair, from a financial point of view, to such stockholders, as more fully described under the section entitled “The Mergers — Opinion of Financial Advisor to AEP”;

•
the fact that Berry common stock has historically traded in significantly greater daily volumes on its national securities exchange as compared to AEP common stock, which will provide significantly greater liquidity to the AEP stockholders that receive stock consideration;

•
the fact that absent a sale of AEP, the very small float and low liquidity of AEP’s outstanding common stock, together with limited analyst coverage and historically significant volatility in the trading price of AEP common stock not tied to the current or anticipated future performance of AEP, would continue to create outsized volatility in AEP’s stock price upon the open market sale of even relatively small amounts of AEP common stock.

•
the AEP board of directors’ view that the merger agreement is unlikely to unduly deter third parties from making unsolicited acquisition proposals given that:

•
the merger agreement does not preclude AEP from engaging in discussions or negotiations with, or furnishing information and other access to, third parties that make unsolicited acquisition proposals prior to the time AEP stockholders adopt the merger agreement, if the AEP board of directors determines in good faith, after consulting with, and receiving advice from, its legal advisors, that such unsolicited acquisition proposal is or could reasonably be expected to lead to a “Superior Proposal” (as defined in the merger agreement), subject to certain conditions (including, that the failure of the AEP board of directors to furnish such information or access would be inconsistent with its fiduciary duties under applicable law);

•
the structure of the transaction and time required to obtain AEP stockholder approval would allow sufficient time for a third party to make a Superior Proposal if such third party desires to do so;

•
the AEP board of directors can change its recommendation to AEP’s stockholders with respect to the adoption of the merger agreement by the vote of its stockholders, if it determines in good faith, after consulting with, and receiving advice from, its legal advisors, that the failure to change its recommendation would reasonably be likely to be inconsistent with its fiduciary duties under applicable law;

•
the AEP board of directors can terminate the merger agreement to enter into a Superior Proposal, subject to its compliance with the merger agreement, if it determines in good faith, after consulting with, and receiving advice from, its legal advisors, that the failure to change its recommendation would reasonably be likely to be inconsistent with its fiduciary duties under applicable law; and

•
while the merger agreement contains (i) a $5 million expense reimbursement fee in certain circumstances, including if AEP stockholders do not adopt the base merger consideration proposal or the alternative merger consideration proposal, as may be applicable, as well as (ii) a termination fee of  $20 million that AEP would be required to pay to Berry in certain events described under “The Merger Agreement — Termination of the Merger Agreement — Termination Fee,” the AEP board of directors believed that this fee is reasonable in light of the circumstances and the overall terms of the merger agreement, consistent with fees in comparable transactions and not preclusive of other offers;

•
the likelihood that the proposed mergers would be consummated based on, among other things:

•
the absence of a financing condition in the merger agreement and the receipt by Berry of an executed debt financing commitment letter to provide a substantial portion of financing obligations from reputable, large commercial banks with significant experience in similar lending transactions and reputations for honoring the terms of their commitment letters, which increases the likelihood of such financing being completed;

•
the limited number and nature of the conditions to the debt financing and the obligation of Berry to use reasonable best efforts to obtain such necessary debt financing;

•
the level of commitments made by AEP and Berry to obtain applicable regulatory approvals, including with respect to the HSR Act, which in the view of the AEP board of directors made it more likely that the mergers would be completed; and,

•
the termination date under the merger agreement, which allows for time that is expected to be sufficient to complete the mergers;

•
the other terms of the merger agreement, including:

•
the ability of AEP to, under certain circumstances described in the merger agreement, seek specific performance to prevent breaches or to enforce the terms of the merger agreement, including with regard to the financing commitments;

•
the continuing obligation on Berry to provide indemnification to, and maintain insurance for, officers and directors of AEP, which is common in a transaction of this type;

•
the fact that AEP’s compensatory equity awards and AEP’s directors’ options will generally be treated in a substantially similar manner to AEP common stock (See “The Merger Agreement — Treatment of AEP Equity Awards”);

•
the fact that the merger agreement permits AEP to continue to pay its regular quarterly dividends to AEP stockholders in the ordinary course during the period prior to the consummation of the mergers;

•
the obligation of Berry to reimburse certain expenses of AEP in an amount not to exceed $5 million if AEP terminates the merger agreement as a result of fraud or willful material breach of the merger agreement by Berry; and

•
the fact that Berry may elect to pay 100% of the merger consideration in cash if the merger agreement was adopted and if  (i) a tax opinion from AEP’s legal advisors confirming that the transaction will be treated as a “reorganization” cannot be delivered or (ii) there is a parent material adverse effect (as defined in the merger agreement);

•
the fact that the consummation of the mergers is subject to the approval of AEP stockholders, who will have the opportunity to approve or reject the mergers, while the consummation of the mergers is not subject to the conditionality and execution risk of any required approval by Berry stockholders;

•
the fact that the consideration and negotiation of the merger agreement was conducted through extensive arms-length negotiations;

•
the fact that the merger agreement was unanimously approved by the AEP board of directors, which is comprised of a majority of independent directors who are not affiliated with Berry and are not employees of AEP or any of its subsidiaries, and which retained and received advice from AEP’s outside financial and legal advisors in evaluating, negotiating and recommending the terms of the merger agreement;

•
the fact that appraisal rights under the DGCL are available to holders of AEP common stock who comply with all of the required procedures under the DGCL, which allows such holders to seek appraisal of the fair value of their shares of AEP common stock as determined by the Delaware Court of Chancery, as more fully described under the section entitled “Appraisal Rights of AEP Stockholders”;

•
the fact that certain AEP stockholders, who collectively owned approximately 21.5% of AEP common stock, entered into voting agreements with Berry to vote in favor of the proposed merger agreement and the mergers, as more fully described under the section entitled “The Merger Agreement — Voting Agreement”; and

•
the fact that key members of AEP’s senior management, including its Chief Executive Officer and its Chief Financial Officer, are nearing retirement and that, if not for the mergers, there could be some uncertainty associated with succession planning.

The AEP board of directors weighed these advantages and opportunities against a number of other risks and potential negative factors concerning the merger agreement and the mergers, including:
•
the fact that the consummation of the mergers is subject to certain customary closing conditions which may delay or prevent the completion of the mergers, and the adverse impact such event would have on AEP and its business;

•
the risk that that if the mergers are not consummated, AEP will, with certain exceptions, be required to pay its own expenses associated with the merger agreement and the Transactions;

•
the requirement that AEP must pay to Berry a termination fee of  $20 million, and up to $5 million of Berry’s documented out-of-pocket expenses incurred in connection with the merger agreement and the Transactions, if the merger agreement is terminated under certain circumstances, which may discourage third parties that might otherwise have an interest in a business combination with, or acquisition of, AEP from making unsolicited acquisition proposals, as more fully described under the section entitled “The Merger Agreement — Termination of the Merger Agreement”;

•
the risk that AEP stockholders may vote down the merger agreement at the meeting of AEP stockholders held for such purpose;

•
the fact that under the terms of the merger agreement, AEP is unable to solicit other acquisition proposals during the pendency of the mergers;

•
the restrictions in the merger agreement on the conduct of AEP’s business during the period between execution of the merger agreement and the consummation of the mergers, which may delay or prevent AEP from undertaking business opportunities outside the ordinary course of business that may arise during such period of time

•
the fact that the AEP board of directors and management are delaying important succession planning steps that will be necessary in the event that the mergers are not consummated;

•
the risk that the proposed mergers might not be consummated and the effect of the resulting public announcement of termination of the merger agreement on the trading price of AEP common stock;

•
the fact that the AEP business, sales operations and financial results could suffer in the event that the mergers are not consummated and that AEP’s stock price would likely be adversely affected;

•
the fact that segments of Berry’s business face similar uncertainty regarding profit margins as they relate to resin and oil prices which may have an impact on the volatility and future value of Berry’s stock price;

•
the possibility that existing margin profits could continue or grow over a sustainable period, which would provide further opportunity to return additional value to stockholders;

•
the fact that if Berry makes the Alternative Funding Election and AEP stockholders adopt the merger agreement, all of the merger consideration received by AEP stockholders in the transaction will be taxable to AEP stockholders;

•
the process of obtaining antitrust clearance in the United States and the risk that regulatory agencies may object to and challenge the mergers or may impose terms and conditions in order to resolve those objections that adversely affect the financial results of the combined company, as more fully described under the section entitled “The Merger Agreement — Covenants and Agreements — Reasonable Best Efforts”;

•
the amount of time it could take to consummate the mergers, including the fact that the consummation of the mergers depends on factors outside of AEP’s or Berry’s control, and the risk that the pendency of the mergers for an extended period of time following the announcement of the execution of the merger agreement could adversely affect AEP’s relationships with its customers, suppliers and any other persons with whom AEP has a business relationship;

•
the potential for diversion of management and employee attention during the period prior to the consummation of the mergers and the potential negative effects on AEP as a result of such diversion;

•
the risk that, despite the retention efforts of AEP and Berry in connection with the mergers, either the combined company, following the closing of the mergers, or AEP, in the event the mergers are not consummated, may lose key personnel;

•
the fact that because the stock component of the base merger consideration is a fixed exchange ratio of shares of Berry common stock to AEP common stock, AEP stockholders could be adversely affected by a decrease in the trading price of Berry common stock during the period prior to the consummation of the mergers given that the merger agreement does not provide for any adjustment of the exchange ratio if the trading price of Berry common stock decreases and does not provide a price-based termination right to AEP;

•
the fact that AEP stockholders’ election with respect to the base merger consideration for stock or cash is subject to proration, which may impede or qualify such stockholders’ ability to obtain their optimal merger consideration mix;

•
the risk that changes in the regulatory landscape or new industry developments may adversely affect the synergies anticipated to result from the mergers; and

•
the risks of the type and nature described under “Risk Factors” and the matters described under “Caution About Forward-Looking Statements.”

The foregoing discussion of the factors considered by the AEP board of directors is not intended to be exhaustive, but rather includes material factors considered by the AEP board of directors. In view of the wide variety of factors considered in connection with its evaluation of the mergers and the complexity of these matters, the AEP board of directors did not find it practicable to, and did not attempt to, quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger agreement and to make its recommendations to AEP stockholders. In addition, individual members of the AEP board of directors applied their own personal business judgment to the process and may have given differing weights to different factors. The AEP board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The AEP board of directors based its recommendation on the totality of the information presented.
In considering the recommendation of the AEP board of directors to approve the base merger consideration proposal and the alternative merger consideration proposal, AEP stockholders should be aware that AEP’s directors may have interests in the mergers that are different from, or in addition to, those of AEP stockholders generally. For additional information, see the section entitled “The Mergers — Interests of Certain Directors and Executive Officers of AEP in the Mergers.” The explanation of the reasoning of the AEP board of directors and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section entitled “Caution About Forward-Looking Statements.”
For the reasons set forth above, the AEP board of directors unanimously recommends that the AEP common stockholders vote “FOR” the base merger consideration proposal and “FOR” the alternative merger consideration proposal.
Interests of Certain Directors and Executive Officers of AEP in the Mergers
AEP’s executive officers and directors may have interests in the mergers that may be in addition to or different from your interests as a stockholder. The AEP board of directors was aware of and considered these interests to the extent such interests existed at the time, among other matters, in evaluating and negotiating the merger agreement, in approving the merger agreement and the mergers and in recommending that each of the base merger consideration proposal and the alternative merger consideration proposal be approved by the stockholders of AEP.
Treatment of Outstanding Performance Units
Each of AEP’s executive officers holds performance units. Upon completion of the mergers, the performance units will be treated as follows:
•
The vesting conditions or restrictions applicable to each outstanding performance unit will lapse, and each holder of a performance unit will receive payment for such performance unit in accordance with his or her payment election or as provided below. For performance units subject to a performance condition, the number of performance units in respect of the performance period as in effect immediately prior to the effective time will be determined based on the level of achievement of such performance condition for the period beginning on the first day of the performance period and ending on (I) if the effective time of the mergers occurs on or prior to the 18th of a calendar month, the last day of the second most recently completed full fiscal month prior to the effective time of the mergers or (II) if the effective time of the mergers occurs following the 18th of a calendar month, the last day of the most recently completed fiscal month prior to the effective time of the mergers, in each case, in a manner that is consistent with past practice and prorated for the period based on completed full fiscal months from the date of grant through the effective time.
•
In the event the base merger consideration becomes payable, each holder of a performance unit will be entitled to elect to receive (the “payment election”), in full settlement of such performance unit either of the following:

•
a cash payment equal to the product of  (i) the closing price of a share of AEP common stock on Nasdaq on the last full trading day prior to the closing date and (ii) the total number of shares of AEP common stock subject to such performance unit; or

•
a combination of  (i) a cash payment equal to the product of  (A) fifty percent (50%) of the cash consideration and (B) the total number of shares of AEP common stock subject to such performance unit and (ii) a number of shares of Berry common stock equal to the product of (A) fifty percent (50%) of the stock consideration and (B) the total number of shares of AEP common stock subject to such performance unit.

•
If AEP stockholders approve the alternative merger consideration proposal, Berry makes the Alternative Funding Election and the closing occurs during the Alternative Funding Election Period, each holder of a performance unit will be entitled to receive, in full settlement of such performance unit, a cash payment equal to the product of  (i) the alternative merger consideration and (ii) the total number of shares of AEP common stock subject to such performance unit.

Treatment of Outstanding Options and Restricted Stock Awards
Each non-employee member of the AEP board of directors holds vested and unvested options to purchase shares of AEP common stock and restricted stock awards. Upon completion of the mergers, these awards will be treated as follows:
•
In the event the base merger consideration becomes payable, each outstanding option to purchase shares of AEP common stock, whether or not vested, will be cancelled in exchange for the right to receive the following:

•
a cash payment equal to the excess of  (i) the product of  (A) fifty percent (50%) of the cash consideration and (B) the total number of shares of AEP common stock underlying such option over (ii) the aggregate exercise price of such option; and

•
a number of shares of Berry common stock equal to the product of  (i) fifty percent (50%) of the stock consideration and (ii) the total number of shares of AEP common stock underlying such option.

•
In the event the base merger consideration becomes payable, the vesting conditions or restrictions applicable to each outstanding award of restricted stock will lapse. Each holder of a restricted stock award will be entitled to make the same election as other AEP common stockholders with respect to the shares of restricted stock and to receive the same consideration as other AEP common stockholders.

•
If AEP stockholders approve the alternative merger consideration proposal, Berry makes the Alternative Funding Election and the closing occurs during the Alternative Funding Election Period,

•
each outstanding option, whether or not vested, will be cancelled in exchange for the right to receive a cash payment equal to the excess of  (i) the product of  (A) the alternative merger consideration and (B) the total number of shares of AEP common stock underlying such option over (ii) the aggregate exercise price of such option; and

•
each share of restricted stock will be cancelled in exchange for the right to receive the alternative merger consideration with respect to each share of restricted stock.

Value to Executive Officers and Directors in Respect of AEP Equity Awards
The tables below set forth the number of performance units, options and shares of restricted stock awards held by each executive officer and director of AEP as of November 30, 2016, and the value that each executive officer and director can expect to receive for such equity as of promptly following the effective time of the mergers, assuming continued employment or service through the effective time of the mergers.
Since the value of the base merger consideration is not fixed, for purposes of the tables below, the value of the equity awards is based on the average closing price of AEP common stock over the first five (5) business days following the public announcement of the mergers, or $110.69. Accordingly, the actual value received by AEP’s executive officers and directors may be greater or less than as provided below. Depending on when the mergers are completed, certain equity awards shown in the tables below may become vested in accordance with their terms without regard to the mergers.
Executive Officers
Name	Performance Units(1)
	Number (#)	Value ($)
J. Brendan Barba	85,610	9,476,171
Paul Feeney	11,125	1,231,426
John Powers	9,912	1,097,159
Paul Vegliante	2,381	263,553
Linda Guerrera	4,561	504,857
David Cron	2,849	315,356
Robert Cron	2,097	232,117
Lawrence R. Noll	2,500	276,725
James B. Rafferty	2,500	276,725

(1)
The number of performance units is based on an assumption that the performance level is at maximum, with proration, in respect of the fiscal year 2017 performance period.

Directors
Name	Vested Options(a)		Unvested Options(a)		Restricted Stock Awards
	Number (#)	Value ($)	Number (#)	Value ($)	Number (#)	Value ($)
Robert T. Bell	11,600	941,350	400	30,670	876	96,965
Ira Belsky	400	30,670	400	30,670	876	96,965
Richard E. Davis	11,600	941,350	400	30,670	876	96,965
Frank P. Gallagher	11,600	941,350	400	30,670	876	96,965
Lee C. Stewart	11,600	941,350	400	30,670	876	96,965

(a)
The amounts shown for the options, vested and unvested, represent calculations based on fifty percent (50%) of the cash consideration ($110.00) and fifty percent (50%) of the average closing price of AEP common stock over the first five business days following the public announcement of the mergers ($110.69).

Employment Agreements, Severance Pay Plan and Retention Bonus Agreements
AEP has entered into employment agreements with its executive officers, other than with Lawrence R. Noll and James B. Rafferty, which provide that if an executive’s employment is terminated other than for cause or the executive resigns with good reason or resigns for any reason within thirty (30) days following a change in control of AEP (a “Qualifying Termination”), the executive would be entitled, subject to the execution and non-revocation of a general release of claims, to the following:
•
a cash payment equal to two times the sum of  (i) the executive’s annual base salary in effect immediately prior to the termination event and (ii) the executive’s bonus earned for the fiscal year immediately preceding the termination event, payable in equal pro rata installments over two years;

•
a cash payment equal to the pro rata portion of the bonus for the fiscal year in which the termination event occurs, payable at the same time payment is made to other participants in the bonus plan, based upon the bonus that would have been earned for that year; and

•
continued participation in AEP’s medical and dental plans at active employee contribution rates, ending on the earlier of the last day of the severance period or the first date AEP ceases to be obligated to make such plans available under the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended (“COBRA”).

Messrs. Noll and Rafferty are eligible for severance benefits under AEP’s Severance Pay Plan which provides that upon an involuntary termination (including a resignation for good reason), the executive would be entitled to, subject to the execution and non-revocation of a general release of claims, severance pay equal to one week’s base salary for each year of the executive’s service with AEP, payable in lump sum. At AEP’s discretion, the executive may also receive continued medical coverage and outplacement services.
AEP has entered into retention bonus agreements with Messrs. Noll and Rafferty providing for a bonus that will become payable on the date that is nine months after the closing, subject to the executive’s continued employment through such date. Upon the executive’s involuntary termination under AEP’s Severance Pay Plan (or the termination of the executive’s employment without “cause” or the executive’s resignation for “good reason,” each as defined in the retention bonus agreements) after the closing, or Berry failing to retain or hire the executive as of the closing, the executive would be paid his full retention bonus.
Under AEP’s 2016 Management Incentive Plan, if a participant’s employment is terminated due to an involuntary termination in connection with a reorganization (which will occur upon the closing of the mergers), the participant, including Messrs. Noll and Rafferty, will be paid his or her pro rata portion of the bonus for fiscal year 2016, payable at the same time payment is made to other participants in the plan.
Under AEP’s 2013 Omnibus Incentive Plan, if the aggregate payments and benefits under all compensation arrangements provided to an executive constitute “parachute payments” subject to the excise tax imposed by section 4999 of the Code (the “Excise Tax”), then the payments and benefits payable under all compensation arrangements will be either (i) delivered in full or (ii) delivered to such lesser amount as would result in no portion of the amounts payable under the 2013 Omnibus Incentive Plan being subject to the Excise Tax, whichever results in the receipt by the executive on an after-tax basis of the greatest amount.
For an estimate of the amounts that would be payable to each executive officer in the event he or she incurs a Qualifying Termination under his or her employment agreement in connection with the mergers or involuntary termination under AEP’s Severance Pay Plan, retention bonus agreements and 2016 Management Incentive Plan, see “— Merger-Related Compensation for AEP Executive Officers.”
Fiscal Year 2017 AEP Equity Awards
Under the merger agreement, for fiscal year 2017 AEP may grant its directors awards of restricted stock in the ordinary course consistent with past practice.
In addition, for fiscal year 2017, AEP may grant performance units to the executive officers, other than Messrs. Noll and Rafferty, in a manner consistent with the methodology and vesting criteria used for the fiscal year 2016 grants. The aggregate grant date fair value of the 2017 performance units did not exceed $3.4 million. Under the merger agreement, the 2017 performance unit grants will be based on the level of achievement of such performance condition for the period beginning on the first day of the performance period and ending on (I) if the effective time of the mergers occurs on or prior to the 18th of a calendar month, the last day of the second most recently completed full fiscal month prior to the effective time of the mergers or (II) if the effective time of the mergers occurs following the 18th of a calendar month, the last day of the most recently completed fiscal month prior to the effective time of the mergers, in each case, in a manner that is consistent with past practice and prorated for the period based on completed full fiscal months from the date of grant through the effective time.
Fiscal Year 2017 Management Incentive Plan
Under the merger agreement, AEP may grant annual bonus awards under AEP’s Management Incentive Plan in respect of fiscal year 2017. Immediately prior to the closing, each participant will be paid his or her bonus, prorated through the date of the closing based on (i) if the effective time of the mergers occurs on or prior to the 18th of a calendar month, the financial performance of AEP for the period beginning on the first day of the performance period and ending on the last day of the second most recently completed fiscal month or (ii) if the effective time of the mergers occurs following the 18th of a calendar month, the financial performance of AEP for the period beginning on the first day of the performance period and ending on the last day of the most recently completed fiscal month.
Indemnification and Insurance
The merger agreement provides that certain indemnification and insurance arrangements for AEP’s current officers and directors will be continued for six years after the completion of the transactions. For a summary of the indemnification provisions, see the section entitled “The Merger Agreement — Covenants and Agreements — Indemnification and Directors’ and Officers’ Insurance.”
Merger-Related Compensation for AEP Executive Officers
The first table below sets forth the information required by Item 402(t) of Regulation S-K under the Securities Act regarding the compensation for each named executive officer of AEP that is based on or otherwise relates to the mergers. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers. The table below assumes that the mergers were completed on November 30, 2016 (the latest practicable date, determined pursuant to Item 402(t) of Regulation S-K) and each of the executive officers was terminated without cause or involuntarily on the same day. The amounts in respect of the “golden parachute” compensation set forth in the table below are subject to a non-binding, advisory vote of AEP’s stockholders, as described under “Special Meeting of the AEP Stockholders.”
The second table below, entitled “Golden Parachute Compensation — AEP Other Executive Officers,” shows the compensation that could become payable to AEP’s other executive officers based on the mergers and is not subject to an advisory vote. Although the rules of the SEC do not require the second table, it has been included so that quantification of the potential change in control payments and benefits that could be received by all of AEP’s executive officers is presented in a uniform manner. Similar to the table required by Item 402(t) of Regulation S-K, the second table assumes that the mergers were completed on November 30, 2016 and each of the executive officers was terminated without cause or involuntarily on the same day.
Golden Parachute Compensation — AEP Named Executive Officers
Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)	Other ($)	Total ($)
J. Brendan Barba	5,060,269	9,476,171	—	20,736	—	—	14,557,176
Paul M. Feeney	2,252,670	1,231,426	—	20,705	—	—	3,504,801
John J. Powers	1,852,175	1,097,159	—	29,240	—	—	2,978,574
Paul C. Vegliante	1,340,825	263,553	—	29,240	—	—	1,633,618
Linda N. Guerrera	906,111	504,857	—	29,469	—	—	1,440,426

(1)
The amounts in this column represent cash severance payments under the employment agreements that are considered “double-trigger” arrangements for purposes of this disclosure. The amounts shown in this column will be payable only if the executive officer resigns for any reason within thirty (30) days following the mergers or, at any time following the mergers, the executive officer’s employment is terminated without “cause” or he or she resigns for “good reason,” as those terms are defined in the employment agreements. The amounts in this column consist of:

Name(a)	Severance ($)(b)	Pro Rata 2017 Bonus ($)(c)
J. Brendan Barba	4,996,700	63,569
Paul M. Feeney	2,226,020	26,650
John J. Powers	1,830,800	21,375
Paul C. Vegliante	1,326,800	14,025
Linda N. Guerrera	897,000	9,100

(a)
These amounts are based on the compensation and benefit levels in effect on November 30, 2016. If compensation is increased after November 30, 2016, actual payments to a named executive officer may be greater than those provided for above. For additional disclosure related to the amounts disclosed in this table, see the section entitled “Employment Agreements, Severance Pay Plan and Retention Bonus Agreements” above.

(b)
The amount represents a payment equal to two times the sum of  (i) the executive’s base salary and (ii) the executive’s 2016 fiscal year bonus.

(c)
The amount represents the prorated bonus for fiscal year 2017 as if all performance metrics had been achieved at maximum level.

(2)
The amounts in this column represent the value of accelerated vesting of performance units held by the executive officers, which awards will be paid in cash as described under the heading “— Treatment of Outstanding Performance Units” above. These amounts are attributable to “single-trigger” arrangements. Since the value of the base merger consideration is not fixed, the value of the performance units is based on the average closing price of AEP common stock over the first five (5) business days following the public announcement of the mergers, or $110.69. Accordingly, actual payments may be greater or less than those provided for above. For additional disclosure related to the amounts disclosed in this column, see the section entitled “Value to Executive Officers and Directors in Respect of AEP Equity Awards” above.

(3)
The amounts in this column represent the value of the continued participation in AEP’s medical and dental plans at normal contribution rates due to the executive officers under the terms of the employment agreements based on the executive’s COBRA cost less the executive’s contribution. These amounts are attributable to arrangements that are considered “double-trigger” arrangements for purposes of this disclosure. The amounts shown in this column will be payable only if the executive officer resigns for any reason within thirty (30) days following the mergers or, at any time following the mergers, the executive officer’s employment is terminated without “cause” or he or she resigns for “good reason,” as those terms are defined in the employment agreements.

Golden Parachute Compensation — AEP Other Executive Officers
Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)	Other ($)	Total ($)
David Cron	1,408,129	315,356	—	28,865	—	—	1,752,350
Robert Cron	955,252	232,117	—	20,736	—	—	1,208,105
Lawrence R. Noll	290,649	276,725	—	—	—	—	567,374
James B. Rafferty	209,374	276,725	—	—	—	—	486,099

(1)
The amounts in this column represent cash severance payments under the employment agreements for Messrs. D. Cron and R. Cron that are attributable to arrangements that are considered “double-trigger” arrangements for purposes of this disclosure and cash severance payments under AEP’s Severance Pay Plan for Messrs. Noll and Rafferty that are payments without regard to a change in control. For Messrs. D. Cron and R. Cron, the amounts in this column will only be payable if the executive officer resigns for any reason within thirty (30) days following the mergers or, at any time following the mergers, the executive officer’s employment is terminated without “cause” or he or she resigns for “good reason,” as those terms are defined in the employment agreements. For Messrs. Noll and Rafferty, the severance amounts shown in this column will not be payable unless there is an involuntary termination of employment without regard to the mergers; these amounts are attributable to “double-trigger” arrangements (because by definition these amounts are not “single-trigger” arrangements). In addition, the amounts in this column include the retention bonuses for Messrs. Noll and Rafferty that are payable either on the date that is nine months after the date of the change in control, subject to the executive’s continued employment (which would make them “single-trigger” arrangements) or upon the executive’s termination of employment without “cause” or resignation for “good reason,” as those terms are defined the applicable retention bonus agreement. For Messrs. Noll and Rafferty, the amounts in this column also include a prorated 2017 bonus pursuant to the terms of AEP’s 2017 Management Incentive Plan (these amounts are attributable to “double-trigger” arrangements (because by definition these amounts are not “single-trigger” arrangements)). The amounts in this column consist of:

Name(a)	Severance ($)(b)	Pro Rata 2017 Bonus ($)(c)	Retention Bonus ($)(d)
David Cron	1,393,400	14,729	—
Robert Cron	948,600	6,652	—
Lawrence R. Noll	159,300	4,794	$126,555
James B. Rafferty	85,604	4,635	$119,135

(a)
These amounts are based on the compensation and benefit levels in effect on November 30, 2016. If compensation is increased after November 30, 2016, actual payments to a named executive officer may be greater than those provided for above. For additional disclosure related to the amounts disclosed in this table, see the section entitled “Employment Agreements, Severance Pay Plan and Retention Bonus Agreements” above.

(b)
For Messrs. D. Cron and R. Cron, the amount represents a payment equal to two times the sum of (i) the executive’s base salary and (ii) the executive’s 2016 fiscal year bonus. For Messrs. Noll and Rafferty, the amount represents one week’s base salary for each year of his service with AEP.

(c)
The amount represents the prorated bonus for fiscal year 2017 as if all performance metrics had been achieved at maximum level.

(d)
For Messrs. Noll and Rafferty, the amount represents the executive’s retention bonus.

(2)
The amounts in this column represent the value of accelerated vesting of performance units held by the executive officers, which awards will be paid in cash as described under the heading “— Treatment of Outstanding Performance Units” above. These amounts are attributable to “single-trigger” arrangements. Since the value of the base merger consideration is not fixed, the value of the performance units is based on the average closing price of AEP common stock over the first five (5) business days following the public announcement of the mergers, or $110.69. Accordingly, actual payments may be greater or less than those provided for above. For additional disclosure related to the amounts disclosed in this column, see the section entitled “Value to Executive Officers and Directors in Respect of AEP Equity Awards” above.

(3)
For Messrs. D. Cron and R. Cron, the amounts in this column represent the value of the continued participation in AEP’s medical and dental plans at normal contribution rates due to the executive officers under the terms of the employment agreements based on the executive’s COBRA cost less the executive’s contribution. These amounts are attributable to arrangements that are considered “double-trigger” arrangements for purposes of this disclosure. The amounts shown in this column will be payable only if the executive officer resigns for any reason within thirty (30) days following the mergers or, at any time following the mergers, the executive officer’s employment is terminated without “cause” or he or she resigns for “good reason,” as those terms are defined in the employment agreements.
Narrative to Golden Parachute Compensation Tables
The tabular disclosure set forth above (i) assumes that each of the listed executive officers incurs a Qualifying Termination in connection with the mergers or experiences an involuntary termination under circumstances that entitle such individual to severance payments and other benefits under the merger agreement, the employment agreements, the Severance Pay Plan and the retention bonus agreements, as applicable, as of November 30, 2016 (the latest practicable date, determined pursuant to Item 402(t) of Regulation S-K), and (ii) becomes entitled to accelerated vesting and/or payment in respect of all performance units held by such executive officer on such date (based on the average per share closing price of AEP common stock over the first five (5) business days following August 24, 2016, determined pursuant to Item 402(t) of Regulation S-K).
For the executive officers with an employment agreement, the receipt of the benefits in the columns with the headings “Cash” and “Perquisites/Benefits” above are subject to his or her compliance with certain restrictive covenants. The restrictive covenants generally provide for a non-competition and non-solicitation period through the later of  (i) the second anniversary of the date of the executive’s termination of employment or (ii) the first anniversary of the date on which the executive ceases to receive any severance payments from AEP.
Certain AEP Unaudited Prospective Financial Information
AEP does not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with AEP’s engagement with Berry with respect to the merger agreement, in July through mid-August, 2016, AEP’s management updated its estimate of financial results for AEP’s fiscal year ending October 31, 2016 and accelerated its customary unaudited budget process for fiscal year 2017 (including the preparation of certain unaudited financial forecasts for fiscal years 2018 – 2021), which were provided to the AEP board of directors, to AEP’s financial advisor, BofA Merrill Lynch, in connection with its financial analyses and opinion, and which we refer to as the “Management Forecasts.” AEP also provided to Berry the then-expected estimate of financial results for fiscal year 2016 and budget for fiscal year 2017. The inclusion of the Management Forecasts should not be regarded as an indication that any of AEP, Berry, BofA Merrill Lynch, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.
The Management Forecasts were prepared solely for internal use and are subjective in many respects. While presented with numeric specificity, the Management Forecasts reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions, and matters specific to AEP’s business, all of which are difficult to predict and many of which are beyond AEP’s control. The Management Forecasts reflect both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. AEP can give no assurance that the Management Forecasts and the underlying estimates and assumptions will be realized. In addition, since the Management Forecasts cover multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the Management Forecasts to be inaccurate include, but are not limited to, risks and uncertainties relating to AEP’s business, oil and resin prices, general business and economic conditions, competition and adverse changes in applicable laws, regulations or rules. For other factors that could cause actual results to differ, please see the sections entitled “Risk Factors” and “Caution About Forward-Looking Statements.”

The Management Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither AEP’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.
Furthermore, the Management Forecasts do not take into account any circumstances or events occurring after the date prepared. AEP can give no assurance that, had the Management Forecasts been prepared either as of the date of the merger agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. AEP does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the Management Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The Management Forecasts do not take into account the effect on AEP of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the mergers. Further, the Management Forecasts do not take into account the effect on AEP of any possible failure of the mergers to occur. None of AEP, Berry or BofA Merrill Lynch or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any stockholder of AEP or other person regarding AEP’s or Berry’s ultimate performance compared to the information contained in the Management Forecasts or that the forecasted results will be achieved. The inclusion of the Management Forecasts herein should not be deemed an admission or representation by AEP, Berry, BofA Merrill Lynch or any other person that the Management Forecasts are viewed as material information of AEP or Berry, particularly in light of the inherent risks and uncertainties associated with such forecasts. The Management Forecasts included below are not being included to influence your decision whether to vote in favor of the merger or any other proposal to be considered at the special meeting or influence your election of your preferred form of base merger consideration, but is being provided solely because they were made available to AEP’s financial advisor and certain of such Management Forecasts were provided to Berry in connection with the merger.
In light of the foregoing, and considering that the special meeting will be held several months after the Management Forecasts were prepared, as well as the uncertainties inherent in any forecasted information, AEP stockholders are cautioned not to place unwarranted reliance on such information, and Berry and AEP urge all AEP stockholders to review AEP’s most recent SEC filings for a description of AEP’s reported financial results. See the section entitled “Where You Can Find More Information.”
Management Forecasts
	AEP Fiscal Year
	2016E	2017E	2018E	2019E	2020E	2021E
Revenue	$1,090	$1,164	$1,187	$1,211	$1,235	$1,260
Gross Profit	$188	$202	$208	$212	$216	$220
Adjusted EBITDA(1)	$116	$118	$118	$120	$122	$123
Adjusted EBITDA (including stock based compensation)(2)	$111	$114	$116	$119	$121	$123
EBIT(3)	$72	$85	$87	$90	$92	$94
Net Income	$34	$43	$47	$51	$52	$53
Diluted EPS(4)	$6.54	$8.39	$9.15	$9.89	$10.12	$10.39

Note: Dollars in millions except per share values.

(1)
AEP defines adjusted EBITDA as net income (loss) before discontinued operations, interest expense, income taxes, depreciation and amortization, changes in LIFO reserve, other non-operating income (expense), net, and share-based compensation expense (income).

(2)
Adjusted EBITDA burdened for stock based compensation.

(3)
AEP defines EBIT as net income (loss) before discontinued operations, interest expense, income tax and other non-operating income (expense)

(4)
Assumes share count of 5.136 million held constant throughout the projection period.

The following are key assumptions underlying the Management Forecasts:
•
Management Forecasts include accruals for cash-based bonuses paid pursuant to the AEP’s Management Incentive Plan, which bonuses are not customarily included in management’s yearly budget process.

•
Assumed Average Book Gross Profit Per Pound of  $0.195 for fiscal year 2016, $0.201 for fiscal year 2017 and $0.202 for each of the fiscal years 2018 – 2021.

•
Assumed gross profit margin of 17.3% for fiscal year 2016, 17.4% for fiscal year 2017 and 17.5% for each of the fiscal years 2018 – 2021.

•
Assumed volume of pounds sold (in millions) of 965 for fiscal year 2016, 1,008 for fiscal year 2017, 1,028 for fiscal year 2018, 1,048 for fiscal year 2019, 1,069 for fiscal year 2020 and 1,091 for fiscal year 2021.

•
Assumed certain cost cutting measures in fiscal year 2017. Assumed capital expenditures of  $20 million per year in each fiscal year other than fiscal year 2018 and 2019, in which capital expenditures are assumed to be $30 million for each year.

•
Assumed GDP growth in volume sold of 2% for fiscal years 2018 – 2021.

•
Assumed redemption of  $75 million of outstanding 8.25% Notes in fiscal year 2017. On October 13, 2016, AEP redeemed $75 million aggregate principal amount of its outstanding 8.25% Notes.

Opinion of Financial Advisor to AEP
AEP has retained BofA Merrill Lynch to act as AEP’s financial advisor in connection with the mergers. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. AEP selected BofA Merrill Lynch to act as AEP’s financial advisor in connection with the mergers on the basis of BofA Merrill Lynch’s experience in transactions similar to the mergers, its reputation in the investment community and its familiarity with AEP and its business.
On August 24, 2016, at a meeting of the AEP board of directors held to evaluate the mergers, BofA Merrill Lynch delivered to the AEP board of directors an oral opinion, which was confirmed by delivery of an opinion, dated August 24, 2016, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its written opinion, the base merger consideration to be received by holders of AEP common stock (other than dissenting shares and cancelled shares) was fair, from a financial point of view, to such holders.
The full text of BofA Merrill Lynch’s written opinion to the AEP board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C to this proxy statement/prospectus and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to the AEP board of directors for the benefit and use of the AEP board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the base merger consideration from a financial point of view. BofA Merrill

Lynch’s opinion does not address any other aspect of the mergers and no opinion or view was expressed as to the relative merits of the mergers in comparison to other strategies or transactions that might be available to AEP or in which AEP might engage or as to the underlying business decision of AEP to proceed with or effect the mergers. BofA Merrill Lynch’s opinion does not address any other aspect of the mergers and does not constitute a recommendation to any stockholder as to how to vote, which form of base merger consideration to elect, if at all, or how to act in connection with the proposed mergers or any related matter.
In connection with rendering its opinion, BofA Merrill Lynch:
(i)
reviewed certain publicly available business and financial information relating to AEP and Berry;

(ii)
reviewed certain internal financial and operating information with respect to the business, operations and prospects of AEP furnished to or discussed with BofA Merrill Lynch by the management of AEP, including certain financial forecasts relating to AEP prepared by the management of AEP;

(iii)
reviewed certain publicly available financial forecasts relating to Berry furnished to or discussed with BofA Merrill Lynch by the management of Berry and certain adjustments thereto and extrapolations thereof based on certain financial and operating metrics furnished to or discussed with BofA Merrill Lynch by the management of Berry, prepared at the direction of AEP and approved by AEP for BofA Merrill Lynch’s use in its analyses for purposes of its opinion (such publicly available financial forecasts, as adjusted and extrapolated, the “Berry Forecasts”);

(iv)
discussed the past and current business, operations, financial condition and prospects of AEP with members of senior management of AEP, and discussed the past and current business, operations, financial condition and prospects of Berry with members of senior managements of AEP and Berry;

(v)
reviewed the potential pro forma financial impact of the mergers on the future financial performance of Berry, including the potential effect on Berry’s estimated earnings per share;

(vi)
reviewed the trading histories for AEP common stock and Berry common stock and a comparison of such trading histories with each other and with the trading histories of other companies BofA Merrill Lynch deemed relevant;

(vii)
compared certain financial and stock market information of AEP and Berry with similar information of other companies BofA Merrill Lynch deemed relevant;

(viii)
compared certain financial terms of the mergers to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

(ix)
reviewed a draft, dated August 23, 2016, of the merger agreement; and

(x)
performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the managements of AEP and, with respect to publicly available information and information furnished to or discussed with BofA Merrill Lynch by Berry, Berry that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the AEP Management Forecasts, BofA Merrill Lynch was advised by AEP, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of AEP as to the future financial performance of AEP. BofA Merrill Lynch was not provided with, and did not have access to, financial forecasts relating to Berry prepared by the management of Berry. BofA Merrill Lynch was advised by the management of Berry that Berry was not of aware of any facts or circumstances that would cause it to conclude that the Berry Forecasts were not a reasonable basis, and, at the direction of AEP, BofA Merrill Lynch assumed that the Berry Forecasts were a reasonable basis, upon which to evaluate the future financial performance of Berry and, accordingly, BofA Merrill Lynch used the Berry Forecasts for purposes of its analyses and opinion. BofA Merrill Lynch did not make or was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of AEP or Berry, nor did it make any physical inspection of the properties or assets of AEP or Berry. BofA Merrill Lynch did not evaluate the solvency or fair value of AEP or Berry under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of AEP, that the mergers would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the mergers, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on AEP, Berry or the contemplated benefits of the mergers in any material respects. BofA Merrill Lynch also assumed, at the direction of AEP, that the mergers will qualify for United States federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Code. BofA Merrill Lynch also assumed, at the direction of AEP, that the final executed merger agreement would not differ in any material respect from the draft of the merger agreement, dated August 23, 2016, reviewed by BofA Merrill Lynch.
BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects of the mergers (other than the merger consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the mergers, the form of the base merger consideration, the allocation of the base merger consideration as between holders of AEP common stock who receive the stock consideration, the cash consideration or a combination thereof, the relative fairness of the stock consideration and the cash consideration, or any voting agreements entered into in connection with the transaction. BofA Merrill Lynch was not requested to, and it did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of AEP or any alternative transaction. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the base merger consideration to be received by the holders of AEP common stock (other than dissenting shares and cancelled shares) and no opinion or view was expressed with respect to any consideration received in connection with the mergers by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the mergers, or class of such persons, relative to the merger consideration. Furthermore, no opinion or view was expressed as to the relative merits of the mergers in comparison to other strategies or transactions that might be available to AEP or in which AEP might engage or as to the underlying business decision of AEP to proceed with or effect the mergers. BofA Merrill Lynch did not express any opinion as to what the value of Berry common stock actually would be when issued or the prices at which AEP common stock or Berry common stock would trade at any time, including following announcement or consummation of the mergers. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any stockholder should vote, which base merger consideration the stockholder should elect, if any, or act in connection with the mergers or any related matter. Except as described above, AEP imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.
BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by a fairness opinion review committee of BofA Merrill Lynch.
The following represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to the AEP board of directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

AEP Financial Analyses
Selected Publicly Traded Companies Analysis.   BofA Merrill Lynch reviewed publicly available financial and stock market information for AEP, Berry (which is also included in the analysis as a selected specialty packaging company) and the following eight publicly traded companies that operate in the specialty packaging sector or that are small cap packaging companies, which are collectively referred to as the “selected publicly traded companies” in this proxy statement/prospectus:
Specialty Packaging Companies
AptarGroup, Inc.
Bemis Company, Inc.
Sealed Air Corporation
Sonoco Products Co.
Berry Plastics Group, Inc.
Selected Small Cap Packaging Companies
Multi-Color Corp.
Multi Packaging Solutions International Limited
Tredegar Corp.
WinPak Ltd.
BofA Merrill Lynch reviewed, among other things, enterprise values of the selected publicly traded companies, calculated as equity values based on closing stock prices on August 24, 2016, plus total debt, less cash, commonly referred to as EV, as a multiple of  (a) estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, adjusted for stock based compensation expenses, for the 12 month period ended April 2016 (referred to herein as LTM) and (b) estimated EBITDA for calendar year (commonly referred to as CY) 2016. The analyses indicated (1) EV/ LTM adjusted EBITDA multiples for the selected publicly traded companies ranging from (A) a low of 9.3x to a high of 12.2x, with a median of 11.2x, for the specialty packaging companies and (B) a low of 7.9x to a high of 10.9x, with a median of 9.3x, for the selected small cap packaging companies, and (2) EV/ CY 2016 EBITDA multiples for the selected publicly traded companies ranging from (A) a low of 9.4x to a high of 11.7x, with a median of 10.5x, for the specialty packaging companies, and (B) a low of 7.8x to a high of 11.1x, with a median of 9.4x, for the selected small cap packaging companies. BofA Merrill Lynch then applied a range of selected fiscal year (commonly referred to as FY) 2016 EV/LTM adjusted EBITDA multiples of 6.5x to 8.5 derived from the selected publicly traded companies to AEP’s EV/LTM adjusted EBITDA. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates, estimated financial data of Berry were based on the Berry forecasts and estimated financial data of AEP were based on the AEP Management Forecasts. This analysis indicated the following approximate implied per share equity value reference range for AEP, as compared to the implied merger consideration as of August 24, 2016 (referred to herein as the implied merger consideration), based upon prorated per share merger consideration of  $55.00 in cash and 1.25055 shares of Berry common stock (at the Berry common stock price of  $43.28 as of August 24, 2016):
Implied Per Share Equity Value Reference Ranges for AEP	Implied Base Merger Consideration
EV/LTM Adjusted EBITDA
$84.00 – $120.00	$109.12
No company used in this analysis is identical or directly comparable to AEP. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which AEP was compared.
Selected Precedent Transactions Analysis.   BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following eleven selected transactions involving companies in the specialty or flexible packaging sector, which are collectively referred to as the “selected transactions” in this proxy statement/prospectus:

Date Announced	Acquiror	Target
• December 23, 2014	• Wendel	• Constantia Flexibles
• April 2, 2013	• Hilex Poly Co. LLC	• Clondalkin Group Holdings Ltd.
• July 11, 2012	• Mondi Group	• Nordenia International AG
• March 7, 2012	• Amcor Ltd.	• Aperio Group
• October 17, 2011	• Tredegar Corporation	• Terphane Holdings LLC
• October 14, 2011	• Sun European Partners, Inc.	• Kobusch-Sengewald (a business unit of Pregis Corporation)
• October 13, 2009	• Berry Plastics Corporation	• Pliant Corporation
• August 16, 2009	• Amcor Ltd.	• Alcan Packaging (certain Europe and Asia businesses)
• July 5, 2009	• Bemis Company Inc.	• Alcan Packaging (Food Americas business)
• May 3, 2007	• Blackstone Group	• Klockner Pentaplast Group
• December 20, 2005	• Apollo Management, L.P.	• Covalence Specialty Materials Corp.
BofA Merrill Lynch reviewed transaction values, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company’s LTM EBITDA. The analysis indicated EV/LTM EBITDA multiples for the selected transactions ranging from a low of 4.3x to a high of 9.0x. BofA Merrill Lynch then applied a range of EV/LTM EBITDA multiples of 5.0x to 9.0x, derived from the selected transactions to AEP’s EV/LTM adjusted EBITDA. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data of AEP were based on the AEP Management Forecasts. This analysis indicated the following approximate implied per share equity value reference range for AEP, as compared to the implied base merger consideration:
Implied Per Share Equity Value Reference Ranges for AEP	Implied Base Merger Consideration
EV/LTM Adjusted EBITDA
$57.00 – $129.00	$109.12
No company, business or transaction used in this analysis is identical or directly comparable to AEP or the mergers. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which AEP and the mergers were compared.
Discounted Cash Flow Analysis.   BofA Merrill Lynch performed a discounted cash flow analysis of AEP to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that AEP was forecasted to generate during AEP’s six-month period ending October 31, 2016 through the full fiscal year ending October 31, 2021 based on the AEP Management Forecasts. BofA Merrill Lynch calculated terminal values for AEP based upon the following assumptions: (i) terminal year net working capital in steady state; (ii) terminal year capital expenditures equal to estimated 2021 capital expenditures; (iii) terminal year depreciation and amortization adjusted for 2% inflation over a 10-year depreciation period; and (iv) terminal year adjusted EBITDA implied by 5 (five) year and ten (10) year average book gross profit per lb. of AEP product sold to third parties of  $0.173, based on guidance provided by AEP. BofA Merrill Lynch then applied a range of terminal value EBITDA multiples of 7.5x to 8.5x to AEP’s fiscal year 2021 estimated EBITDA. The cash flows and terminal values were then discounted to present value as of April 30, 2016 using discount rates ranging from 7.5% to 9.5%, which were based on an estimate of AEP’s weighted average cost of capital, to derive a range of implied enterprise values for AEP. This analysis indicated the following approximate implied per share equity value reference range for AEP as compared to the implied base merger consideration:

Implied Per Share Equity Value Reference Range for AEP	Implied Base Merger Consideration
$90.50 – $113.00	$109.12
Berry Financial Analyses
Selected Publicly Traded Companies Analysis.   BofA Merrill Lynch reviewed publicly available financial and stock market information for Berry and the following four publicly traded companies in the specialty packaging sector, which are collectively referred to as the “Berry selected publicly traded companies” in this proxy statement/prospectus:
Specialty Packaging Companies
AptarGroup, Inc.
Bemis Company, Inc.
Sealed Air Corporation
Sonoco Products Co.
BofA Merrill Lynch reviewed, among other things, EVs of the Berry selected publicly traded companies, calculated as equity values based on closing stock prices on August 24, 2016, plus total debt and non-controlling interests, less cash, as a multiple of CY 2016 and 2017 estimated EBITDA. The analyses indicated (a) EV/LTM EBITDA multiples for the Berry selected publicly traded companies ranging from a low of 9.3x to a high of 12.2x, with a median of 11.2x, and (b) EV/CY 2016 estimated EBITDA multiples for the Berry selected publicly traded companies ranging from a low of 9.4x to a high of 11.7x, with a median of 10.5x. BofA Merrill Lynch then applied a range of selected EV/LTM EBITDA multiples of 8.5x to 10.5x derived from the Berry selected publicly traded companies to Berry’s CY 2016 estimated EV/EBITDA and a range of selected EV/LTM EBITDA multiples of 8.0x to 10.0x derived from the Berry selected publicly traded companies to AEP’s CY 2017 estimated EV EBITDA. Estimated financial data of the Berry selected publicly traded companies were based on publicly available research analysts’ estimates and estimated financial data of Berry were based on the Berry forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for Berry, as compared to Berry’s closing stock price as of August 24, 2016:
Implied Per Share Equity Value Reference Ranges for AEP		Berry Stock Price
2016 EV/EBITDA	2017 EV/EBITDA
$35.50 – $53.50	$33.50 – $52.00	$43.28
No company used in this analysis is identical or directly comparable to Berry. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Berry was compared.
Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis of Berry to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Berry was forecasted to generate during Berry’s three-month period ending September 30, 2016 through the full fiscal year ending September 30, 2021 based on the Berry forecasts, which, at Berry’s direction and with AEP’s consent (a) for 2016 to 2018, are based on research consensus numbers, which were provided to BofA Merrill Lynch by Berry and discussed with AEP management and Berry management and (b) for the periods beyond 2018, are based on extrapolations of the 2016 to 2018 projections using growth rates, margins and capital spending levels discussed with Berry management. BofA Merrill Lynch calculated terminal values for Berry by applying a range of terminal value EBITDA multiples of 8.0x to 10.0x to Berry’s fiscal year 2021 estimated EBITDA. The cash flows and terminal values were then discounted to present value as of July 2, 2016 using discount rates ranging from 7.0% to 9.0%, which were based on an estimate of Berry’s weighted average cost of capital. This analysis indicated the following approximate implied per share equity value reference range for Berry as compared to Berry’s closing stock price as of August 24, 2016:
Implied Per Share Equity Value Reference Range for AEP	Berry Stock Price
$32.50 – $53.00	$43.28

Other Factors
In rendering its opinion, BofA Merrill Lynch also reviewed and considered other factors, including:
•
historical trading prices and trading volumes (i) of AEP common stock during the five-year period ended August 24, 2016 and (ii) Berry common stock during the period commencing on October 4, 2012 (the first full trading day following the initial public offering of shares of Berry common stock on the New York Stock Exchange) and ending on August 24, 2016;

•
historical premia to (i) unaffected stock price and (ii) 52-week high stock price, in each case, for all cash acquisitions of U.S. publicly traded companies with transaction values ranging from $500 million to $1.5 billion from 2000 through August 1, 2016;

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the most recent stand-alone stock price targets for Berry common stock, as published by third party equity research analysts associated with various Wall Street firms and as discounted at the estimated cost of equity of 8.9%, noting that such price targets ranged from $35.91 to $50.46; and

•
the potential pro forma financial effect of the mergers on Berry’s fiscal year 2017 through fiscal year 2020 estimated earnings per share, commonly referred to as EPS, based on the Berry forecasts and the AEP Management Forecasts, which analysis indicated that the mergers could be accretive to Berry’s estimated EPS for Berry’s fiscal year 2017 and fiscal year 2018.

Miscellaneous
As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to the AEP board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.
In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of AEP and Berry. The estimates of the future performance of AEP and Berry in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the base merger consideration to be received by holders of AEP common stock (other than dissenting shares and cancelled shares) and were provided to the AEP board of directors in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of AEP or Berry.
The type and amount of consideration payable in the mergers were determined through negotiations between AEP and Berry, rather than by any financial advisor, and was approved by the AEP board of directors. The decision to enter into the merger agreement was solely that of the AEP board of directors. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by the AEP board of directors in its evaluation of the proposed mergers and should not be viewed as determinative of the views of the AEP board of directors or management with respect to the mergers or the base merger consideration.

AEP has agreed to pay BofA Merrill Lynch for its services in connection with the mergers an aggregate fee currently estimated to be approximately $11.5 million, $1 million of which was payable in connection with its opinion and the remainder of which is contingent upon the completion of the mergers. AEP also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.
BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of AEP, Berry and certain of their respective affiliates.
BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to AEP and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as collateral agent for, and as a lender to, AEP under its asset-based revolving credit facility. From July 1, 2014 through June 30, 2016, BofA Merrill Lynch and its affiliates derived aggregate revenues from AEP and its affiliates of approximately $800,000 for investment and corporate banking services.
In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to Berry and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as administrative agent, joint book runner, co-lead arranger and collateral agent for, and as a lender (including a swing-line and letter of credit lender) under, Berry’s asset-based revolving line of credit, and as a joint book runner and co-lead arranger for, and as a lender under, Berry’s senior secured credit facilities; (ii) having acted as a joint book runner to Berry for certain debt offerings; and (iii) having provided or providing certain treasury and trade management services and products. From July 1, 2014 through June 30, 2016, BofA Merrill Lynch and its affiliates derived aggregate revenues from Berry and its affiliates of approximately $6.5 million for investment and corporate banking services.
Regulatory Approvals
Under the HSR Act, and the rules promulgated thereunder by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”), certain transactions may not be consummated unless certain information has been furnished to the DOJ and the FTC and the applicable waiting period requirements have been satisfied. The consummation of the merger agreement is subject to such requirements. Both parties made such HSR Act filings on September 6, 2016. The HSR Act provides for an initial thirty (30) calendar day waiting period following the FTC’s and/or DOJ’s receipt of the HSR Act filings. The original initial waiting period was set to expire on October 6, 2016. In order to provide the FTC with additional time to complete its review of the mergers, Berry withdrew its filing on October 6, 2016 and refiled it with the FTC and the DOJ on October 11, 2016, which started a new initial 30 (thirty)-day waiting period under the HSR Act. The FTC granted early termination of that waiting period on November 2, 2016.
Debt Financing Commitments
On August 24, 2016, Berry Plastics Corporation entered into a commitment letter (the “Commitment Letter”) with Citigroup Global Markets Inc., Credit Suisse AG, Cayman Islands Branch and Credit Suisse Securities (USA) LLC, which letter was supplemented with a joinder on September 16, 2016 with Citigroup Global Markets Inc., Credit Suisse AG, Cayman Islands Branch and Credit Suisse Securities (USA) LLC, Barclays Bank plc, Deutsche Bank AG New York Branch, Goldman Sachs Bank USA and Wells Fargo

Bank National Association (together with their affiliates, the “Incremental Lenders”) pursuant to which the Incremental Lenders agreed to lend Berry Plastics Corporation up to $500 million in incremental loans (the “Term I Loans”). The Term I Loans would be made pursuant to an agreement which supplements and amends Berry Plastics Corporation’s existing term loan agreement. The merger agreement is not subject to any financing condition, including any condition related to the consummation of the transactions contemplated by the Commitment Letter.
The Incremental Lenders’ commitments to make the Term I Loans expire on February 24, 2017 subject to extension (i) to March 31, 2017, if the proxy statement has not been mailed to the AEP stockholders by January 20, 2017, and (ii) under certain other circumstances to May 24, 2017, at which point the commitments of the Incremental Lenders will expire unless the Incremental Lenders agree to extend their commitments. If the mergers are not completed before the commitments expire and the Incremental Lenders do not agree to extend their commitments, or if the financing contemplated by the Commitment Letter becomes or is expected to become unavailable, Berry is generally obligated to use its reasonable best efforts to obtain alternative financing sufficient to consummate the mergers. In such event, Berry Plastics Corporation could borrow under its revolving credit facility to the extent it has availability thereunder and can satisfy customary conditions to borrowing thereunder, and it is required to use reasonable best efforts to obtain alternative financing. Whether or not Berry Plastics Corporation could borrow under its revolving credit facility or arrange alternative financing in such event, Berry will still be obligated to close the mergers if the conditions to closing the mergers are satisfied prior to the expiration of the merger agreement.
The Commitment Letter provides for the Term I Loans to bear interest based, at Berry Plastics Corporation’s option, at (a) LIBOR (but not less than 1.00%) plus an applicable margin of 2.50% to 2.75% per annum based on Berry Plastics Corporation’s total net first lien leverage ratio (with the applicable margin set at 2.75% at closing) or (b) the higher (but not less than 1.00%) of  (i) the Federal Funds Effective Rate plus 1/2 of 1% and (ii) the rate of interest in effect for such day as publicly announced from time to time by Credit Suisse AG, Cayman Islands Branch as its “prime rate” at its principal office in New York, New York plus an applicable margin of 1.50% to 1.75% per annum based on Berry Plastics Corporation’s total net first lien leverage ratio (with the applicable margin set at 1.75% at closing).
The Term I Loans will be guaranteed by Berry and by the direct and indirect domestic subsidiaries of Berry that guarantee indebtedness under Berry Plastics Corporation’s existing term loan and revolving credit facilities, and will be secured by liens and security interests on all or substantially all of the assets of Berry and such subsidiaries (subject to certain exceptions), on a pari passu basis with Berry Plastics Corporation’s and each guarantor’s other first lien obligations from time to time outstanding under the existing term loan and revolving credit facilities. The Term I Loans will mature seven years after the making of the Term I Loans.
The Commitment Letter provides for amortization payments on the Term I Loans equal to one-quarter of one percent (0.25%) of the initial principal amount of the Term I Loans each quarter, commencing on the last day of the first full calendar quarter following the funding of the Term I Loans.
The availability of the Term I Loans (which have not yet been advanced) is subject to the satisfaction (or waiver) of the conditions set forth in the Commitment Letter, including the following:
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the First-Step Merger having been (or substantially contemporaneously with the borrowing of the Term I Loans, being) consummated pursuant to the merger agreement without giving effect to any amendments, modifications, supplements or waivers that are materially adverse to the Incremental Lenders;

•
the payment by Berry of relevant fees and expenses;

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the accuracy of certain customary representations and warranties including as to the absence of a bankruptcy or payment default under Berry Plastics Corporation’s term loan agreement;

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the accuracy of the representations and warranties made by or with respect to AEP and its subsidiaries in the merger agreement as are material to the interests of the Incremental Lenders (but only to the extent that Berry or its affiliates have the right (taking into account any applicable cure provisions) not to consummate the First-Step Merger, or to terminate their obligations (or otherwise do not have an obligation to close), under the merger agreement as a result of a failure of such representations in the merger agreement to be true and correct);
•
the refinancing of certain debt of AEP upon consummation of the First-Step Merger;

•
the execution and delivery of certain collateral documents;

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the delivery of certain financial statements, customary opinions and certificates (including a solvency certificate);

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receipt by the Incremental Lenders of  “know your customer” information;

•
the Incremental Lenders having been afforded a customary marketing period; and

•
the absence of a company material adverse effect (as defined in the merger agreement).

THE MERGER AGREEMENT
The following is a summary of the material terms of the merger agreement. The descriptions in this section and elsewhere in this proxy statement/prospectus are qualified in their entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety before making any decisions regarding the transactions, including completing your form of election, as it is the legal document governing the transactions.
Explanatory Note Regarding the Merger Agreement
The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Berry and AEP contained in this proxy statement/prospectus or in the public reports of Berry and AEP filed with the SEC may supplement, update or modify the factual disclosures about Berry and AEP contained in the merger agreement. The merger agreement contains representations and warranties by Berry, on the one hand, and by AEP, on the other hand. The representations, warranties and covenants made in the merger agreement by Berry and AEP were qualified and subject to important limitations agreed to by Berry and AEP in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary and elsewhere in this proxy statement/prospectus, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the mergers if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and some were qualified by the matters contained in the confidential disclosure schedules that Berry and AEP each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement. The representations and warranties in the merger agreement will not survive the completion of the mergers. For the foregoing reasons, the representations and warranties or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of Berry or AEP or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this proxy statement/prospectus. Please see “Where You Can Find More Information.” Berry and AEP will provide additional disclosures in their public reports to the extent they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement and will update such disclosure as required by federal securities laws.
Structure of the Mergers
Subject to the terms and conditions of the merger agreement, at the effective time of the First-Step Merger, Berry Plastics Acquisition Corporation XVI (“Merger Sub”), a Delaware corporation and a direct, wholly owned subsidiary of Berry Plastics Corporation, itself a Delaware corporation and a direct, wholly owned subsidiary of Berry, will merge with and into AEP, with AEP continuing as the surviving corporation of the First-Step Merger. Following this First-Step Merger, but on the same date, AEP will merge with and into Berry Plastics Acquisition Corporation XV, LLC (“Merger Sub LLC”), a Delaware limited liability company and a direct, wholly owned subsidiary of Berry Plastics Corporation, with Merger Sub LLC continuing as the surviving company and as a wholly owned subsidiary of Berry Plastics Corporation. We sometimes refer to Berry, Merger Sub, Merger Sub LLC and Berry Plastics Corporation as the “Berry parties” in this document. AEP and Berry expect to complete the mergers after all of the conditions to completion of the mergers contained in the merger agreement are satisfied or waived, including after receiving the applicable approval of AEP stockholders at the AEP special meeting. The conditions to completion of the mergers are described in the section entitled “The Merger Agreement — Conditions to the Mergers.”
Consideration to be Received by AEP Stockholders in the Mergers
Conversion of Merger Subsidiaries’ Interests
At the effective time of the First-Step Merger, by virtue of the First-Step Merger and without any action on the part of the holder of any shares of AEP common stock or any shares of capital stock of Merger Sub, each issued and outstanding share of capital stock of Merger Sub that is issued and outstanding prior to the effective time of the First-Step Merger shall be converted into one share of AEP common stock, shares of AEP common stock owned by AEP or any of its subsidiaries as treasury stock and shares owned by Berry or its subsidiaries will be automatically cancelled (we refer to these shares as the “cancelled shares”), and all issued and outstanding shares of AEP common stock (including shares of restricted stock but excluding the cancelled shares and shares for which holders have properly exercised and perfected a demand for appraisal rights pursuant to the DGCL (as described further under the section titled “Appraisal Rights of AEP Stockholders” and which we refer to as “dissenting shares”) will be converted into the right to receive the merger consideration, subject to the terms and conditions set forth in the merger agreement. Cancelled shares shall cease to exist and no merger consideration shall be exchanged for the cancelled shares.
At the effective time of the Second-Step Merger, and subject to the terms and conditions set forth in the merger agreement, the sole limited liability company interest of Merger Sub LLC issued and outstanding immediately prior to the effective time of the Second-Step Merger will remain outstanding as the sole limited liability company interest of the surviving company and the capital stock of AEP will be cancelled and will cease to exist and no merger consideration will be exchanged for such shares.
Base Merger Consideration
If the AEP stockholders approve the base merger consideration proposal and the mergers are completed, each share of AEP common stock will be converted into the right to receive, at the holder’s election and subject to the exceptions discussed below, 2.5011 shares (which we refer to as the “exchange ratio”) of Berry common stock (which we refer to as the “stock consideration”) or $110.00 in cash (which we refer to as the “cash consideration” and, collectively with the stock consideration, the “base merger consideration”).
Because the exchange ratio is a fixed number, the value of the stock consideration will fluctuate before the completion of the mergers, and will also fluctuate between the completion of the mergers and the time you receive any Berry common stock. You should obtain current stock price quotations for Berry common stock and AEP common stock before you vote and before you make your election of your preferred form of merger consideration.
Holders of AEP common stock, even if they make a valid election and the base merger consideration becomes payable, will not know or be able to calculate until after the completion of the mergers whether and to what extent they will be subject to the proration and adjustment procedures described below, and consequently to what extent they will receive cash consideration and/or stock consideration in accordance with their election. In the event the base merger consideration becomes payable, any holder of AEP common stock who does not make a valid election in his, her or its form of election will receive cash, Berry common stock or a mixture of cash and Berry common stock, based on what is available after giving effect to the valid elections made by other AEP stockholders, as well as the proration and adjustments described below. In addition, AEP stockholders may specify different elections with respect to different shares held by such stockholders (for example, a stockholder with 100 shares could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).
Stock Election
The merger agreement provides that if the base merger consideration becomes payable, each AEP stockholder who makes a valid stock election (which we refer to as a “stock election”) will have the right to receive, in exchange for each share of AEP common stock, subject to proration and adjustment as described below, a number of shares of Berry common stock equal to the exchange ratio.
Even if a holder of AEP common stock makes a valid stock election and the base merger consideration becomes payable, such stockholder may nevertheless receive a mix of cash and stock consideration due to the proration mechanics described below. The allocation of the mix of consideration payable to AEP stockholders in the mergers will not be known until the completion of the mergers or until a time after completion.
Cash Election
The merger agreement provides that if the base merger consideration becomes payable, each AEP stockholder who makes a valid cash election (which we refer to as a “cash election”) will have the right to receive, in exchange for each share of AEP common stock, subject to proration and adjustment as described below, an amount in cash equal to $110.00 per share.
Even if a holder of AEP common stock makes a valid cash election and the base merger consideration becomes payable, such stockholder may nevertheless receive a mix of cash and stock consideration due to the proration mechanics described below. The allocation of the mix of consideration payable to AEP stockholders in the mergers will not be known until the completion of the mergers or until a time after completion.
Non-Election
In the event the base merger consideration becomes payable, AEP stockholders who make no election to receive cash or Berry common stock in the mergers, whose elections are not received by Berry by the election deadline, or whose forms of election are improperly completed, revoked and/or are not signed, will be deemed not to have made an election (which we refer to as “non-election shares”). AEP stockholders not making an election may be paid in cash, Berry common stock or a mix of cash and Berry common stock depending on, and after giving effect to, the proration procedures described below, the number of valid cash elections and stock elections that have been made by other AEP stockholders, and the number of shares held by AEP stockholders who have perfected and not lost their right to dissenters’ rights of appraisal in accordance with the procedures and requirements of the DGCL.
Proration Procedures
Unless the alternative merger consideration becomes payable, the total number of shares of AEP common stock (including shares of restricted stock, but excluding cancelled shares and dissenting shares) that will be converted into cash consideration is fixed at fifty percent (50%) of the total number of shares of AEP common stock outstanding immediately prior to the completion of the mergers (including shares of restricted stock, but excluding cancelled shares and dissenting shares), and the remaining fifty percent (50%) of shares of AEP common stock will be converted into stock consideration. As a result, to the extent that the aggregate number of shares with respect to which a valid cash election or stock election has been made exceeds such limits, AEP stockholders who elected the form of consideration that has been oversubscribed will receive a mixture of both cash and stock consideration in accordance with the proration procedures described below.
Shares underlying options to buy AEP common stock and AEP performance units shall not be subject to these proration procedures. Shares of AEP restricted stock shall be subject to these proration procedures. See “— Treatment of AEP Equity Awards.”
Proration Adjustment if Cash Consideration is Oversubscribed
Stock consideration may be issued to AEP stockholders who make cash elections if the cash election is oversubscribed, which will occur if the number of cash election shares exceeds fifty percent (50%) of the total number of shares of AEP common stock outstanding immediately prior to the completion of the mergers (including shares of restricted stock, but excluding cancelled shares and dissenting shares, which we refer to as the “cash conversion number”). In the event the cash elections are oversubscribed:

•
all stock election shares and non-election shares will be converted into the right to receive the stock consideration; and

•
all cash election shares will be converted into the right to receive:

•
the cash consideration for a number of shares of AEP common stock equal to the product obtained by multiplying (i) the number of cash election shares held by such AEP stockholder by (ii) a fraction, the numerator of which is the cash conversion number and the denominator of which is the aggregate number of cash election shares; and

•
stock consideration for the remaining number of such AEP stockholder’s shares for which such holder made a cash election.

Proration Adjustment if Cash Consideration is Undersubscribed
Cash consideration may be issued to AEP stockholders who make stock elections if the cash conversion number is undersubscribed, which will occur if the number of cash election shares is less than the cash conversion number. The amount by which the number of cash election shares is less than the cash conversion number is referred to herein as the “shortfall number.”
If the cash conversion number is undersubscribed, then all AEP stockholders making a cash election will receive cash consideration for all shares of AEP common stock as to which they made a cash election. AEP stockholders making a stock election, AEP stockholders who make no election and AEP stockholders who failed to make a valid election will receive cash and/or Berry common stock based in part on whether the shortfall number is less or greater than the number of non-election shares, as described below.
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Scenario 1: shortfall number is less than or equal to the number of non-election shares.   If the shortfall number is less than or equal to the number of non-election shares, then:

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an AEP stockholder making a cash election will receive the cash consideration for each share of AEP common stock as to which he, she or it made a cash election;

•
an AEP stockholder making a stock election will receive the stock consideration for each share of AEP common stock as to which he, she or it made a stock election; and

•
an AEP stockholder who made no election or who did not make a valid election with respect to any of his, her or its shares of AEP common stock will receive:

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the cash consideration in respect of the number of such holder’s non-election shares equal to the product of  (i) the number of non-election shares held by such holder and (ii) a fraction, the numerator of which is the shortfall number and the denominator of which is the total number of non-election shares, and

•
the stock consideration in respect of such holder’s remaining non-election shares.

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Scenario 2: shortfall number exceeds the number of non-election shares.   If the shortfall number exceeds the number of non-election shares, then:

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an AEP stockholder making a cash election will receive the cash consideration for each share of AEP common stock as to which he, she or it made a cash election;

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an AEP stockholder who made no election or who did not make a valid election will receive the cash consideration for each share of AEP common stock for which he, she or it made no election or did not make a valid election; and

•
an AEP stockholder making a stock election will receive:

•
the cash consideration in respect of the number of such holder’s stock election shares equal to the product obtained by multiplying (i) the number of shares of AEP common stock with respect to which such AEP stockholder made a stock election by (ii) a fraction, the numerator of which is equal to the amount by which the shortfall number exceeds the number of non-election shares and the denominator of which is equal to the total number of stock election shares; and

•
stock consideration with respect to the remaining shares of AEP common stock held by such AEP stockholder as to which he, she or it made a stock election.

Alternative Merger Consideration
In the event that all conditions to the closing have been or are capable of being satisfied except that AEP provides written notice to Berry that there is a parent material adverse effect (as defined in the merger agreement) or that the written tax opinion that the mergers will be treated as a “reorganization” for U.S. federal income tax purposes, required to be delivered to AEP in connection with the mergers cannot be delivered, Berry may elect in its sole discretion (the “Alternative Funding Election”) to pay the merger consideration solely in cash (the “alternative merger consideration”). Upon receipt of such written notice from AEP that there is a parent material adverse effect or that the written tax opinion cannot be delivered, Berry has five business days to provide notice to AEP of its intention to make the Alternative Funding Election. In this notice to AEP regarding the Alternative Funding Election, Berry will be required to describe the sources of funds and reasonable evidence that such funds will be available to complete the transactions contemplated by the mergers. In the event Berry makes the Alternative Funding Election and the closing occurs during the Alternative Funding Election Period as described below, at and after the effective time of the mergers, each issued and outstanding share of AEP common stock will be converted automatically, in accordance with the procedures set forth in the merger agreement and described above, into and will thereafter represent the right to receive an amount in cash equal to $110.00 (without interest). Each share of AEP common stock will be deemed to have properly made an election for the cash consideration, regardless of whether an AEP stockholder has submitted a form of election for stock consideration, cash consideration or at all and regardless of whether the election deadline has passed. Notwithstanding the above, Berry may only make the Alternative Funding Election if AEP stockholders approve the alternative merger consideration proposal. If AEP provides written notice to Berry that there is a parent material adverse effect or that the written tax opinion cannot be delivered, and AEP stockholders have voted not to approve the alternative merger consideration proposal, the conditions to the mergers will have not been satisfied, the closing of the mergers may not occur and no merger consideration will become payable to AEP stockholders.
Under the merger agreement, a “parent material adverse effect” means, with regard to Berry, any condition, change, event, occurrence, development, circumstance or effect that, individually or in the aggregate with other such conditions, changes, events, occurrences, developments, circumstances or effects, (i) has had or is reasonably likely to have a material adverse effect on the business, results of operations or condition (financial or otherwise) of Berry and its subsidiaries, taken as a whole, subject to certain exceptions, or (ii) would, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the mergers and related transactions by Berry. See “The Merger Agreement — Definition of Material Adverse Effect.”
In addition to the required adoption of the alternative merger consideration proposal by AEP stockholders, the Alternative Funding Election will be effective only if the closing of the mergers occurs within twenty (20) business days following the date on which AEP receives notice from Berry that Berry is making an Alternative Funding Election (the “Alternative Funding Election Period”). If Berry makes an Alternative Funding Election because there has been a parent material adverse effect, then the condition to AEP’s obligation to close that there be no parent material adverse effect will be deemed to be waived. In addition, if Berry makes an Alternative Funding Election because the written tax opinion required to be delivered to AEP in connection with the mergers cannot be delivered, then the conditions to each party’s obligation to close that (i) each party receive a written tax opinion, (ii) the registration statement on Form S-4 has been declared effective and no stop order suspending its effectiveness has been issued and (iii) the shares of Berry common stock to be issued in the mergers have been approved for listing on the NYSE, subject only to official notice of issuance, will each be deemed to be waived. If the closing of the mergers does not occur within twenty (20) business days following the date on which AEP receives notice from Berry that Berry is making an Alternative Funding Election, then none of the conditions to either party’s obligations to close will be deemed waived and Berry will not be able to make another Alternative Funding Election thereafter.

Dissenting Stockholders
Dissenting shares will not have a right to receive the applicable merger consideration that becomes payable and will be entitled only to such rights as are granted under the DGCL. If any holder of dissenting shares effectively withdraws or loses his, her or its right to dissenters’ rights of appraisals at or prior to the election deadline, such holder’s shares of AEP common stock will be converted into a right to receive the applicable merger consideration pursuant to the merger agreement. If such holder effectively withdraws or loses his, her or its right to dissenters’ rights of appraisal after the election deadline, each share of AEP common stock of such holder shall be treated as a non-election share.
Adjustment of Merger Consideration
In the event of a stock split, reverse stock split, subdivision, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to AEP common stock or Berry common stock prior to the effective time of the First-Step Merger, the applicable merger consideration will be adjusted appropriately and proportionally to reflect the same economic effect as contemplated in the merger agreement.
Treatment of AEP Equity Awards
The merger agreement provides that AEP equity awards that are outstanding immediately prior to the effective time of the mergers will be subject to the following treatment at the effective time of the mergers:
Options
If the base merger consideration becomes payable, each outstanding option to purchase shares of AEP common stock, whether or not vested, will be cancelled in exchange for the right to receive the following:
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a cash payment equal to the excess of  (i) the product of  (A) fifty percent (50%) of the cash consideration and (B) the total number of shares of AEP common stock underlying such option over (ii) the aggregate exercise price of such option; and

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a number of shares of Berry common stock equal to the product of  (i) fifty percent (50%) of the stock consideration and (ii) the total number of shares of AEP common stock underlying such option.

If AEP stockholders approve the alternative merger consideration proposal, Berry makes the Alternative Funding Election and the closing occurs during the Alternative Funding Election Period, each outstanding option, whether or not vested, will be cancelled in exchange for the right to receive a cash payment equal to the excess of  (i) the product of  (A) the alternative merger consideration and (B) the total number of shares of AEP common stock underlying such option over (ii) the aggregate exercise price of such option.
Performance Units
The vesting conditions or restrictions applicable to each outstanding performance unit will lapse, and each holder of a performance unit will receive payment for such performance unit in accordance with his or her payment election or as provided below. For performance units subject to a performance condition as in effect immediately prior to the effective time, the number of performance units will be determined based on the level of achievement of such performance condition for the period beginning on the first day of the performance period and ending on (I) if the effective time of the mergers occurs on or prior to the 18th of a calendar month, the last day of the second most recently completed full fiscal month prior to the effective time of the mergers or (II) if the effective time of the mergers occurs following the 18th of a calendar month, the last day of the most recently completed fiscal month prior to the effective time of the mergers, in each case, in a manner that is consistent with past practice and prorated for the period based on completed full fiscal months from the date of grant through the effective time. If the base merger consideration becomes payable, each holder of a performance unit will be entitled to elect to receive (the “payment election”), in full settlement of such performance unit either of the following:

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a cash payment equal to the product of  (i) the closing price of a share of AEP common stock on Nasdaq on the last full trading day prior to the closing date and (ii) the total number of shares of AEP common stock subject to such performance unit; or

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a combination of  (i) a cash payment equal to the product of  (A) fifty percent (50%) of the cash consideration and (B) the total number of shares of AEP common stock subject to such performance unit and (ii) a number of shares of Berry common stock equal to the product of (A) fifty percent (50%) of the stock consideration and (B) the total number of shares of AEP common stock subject to such performance unit.

If AEP stockholders approve the alternative merger consideration proposal, Berry makes the Alternative Funding Election and the closing occurs during the Alternative Funding Election Period, each holder of a performance unit will be entitled to receive, in full settlement of such performance unit, a cash payment equal to the product of  (i) the alternative merger consideration and (ii) the total number of shares of AEP common stock subject to such performance unit.
Restricted Stock Awards
The vesting conditions or restrictions applicable to each outstanding award of restricted stock will lapse. If the base merger consideration becomes payable, each holder of a restricted stock award will be entitled to make the same election as other AEP common stockholders with respect to the shares of restricted stock and to receive the same consideration as other AEP common stockholders.
If AEP stockholders approve the alternative merger consideration proposal, Berry makes the Alternative Funding Election and the closing occurs during the Alternative Funding Election Period, each share of restricted stock will be cancelled in exchange for the right to receive the alternative merger consideration with respect to each share of restricted stock.
Election of Form of Consideration; Exchange of Certificates; Receipt of Merger Consideration
Form of Election.   The merger agreement provides that Berry shall cause, the exchange agent, to make a form of election available to AEP stockholders with which a stockholder may elect to receive either the stock consideration or the cash consideration. The exchange agent will mail the election form to AEP stockholders of record at least twenty (20) business days prior to the anticipated election deadline, which deadline will be as near as practicable to the date that is two business days prior to the anticipated closing date of the mergers. Following the mailing, Berry or the exchange agent will also make available forms of election to each person who subsequently becomes a holder of AEP common stock. If you have not received a form of election, you may obtain one by contacting D.F. King & Co., Inc., the information agent at (800) 791-3320 (banks and brokers should use (212) 269-5550). The merger agreement requires Berry and AEP to issue a press release at least five, but not more than fifteen (15), business days prior to the anticipated date of the election deadline. AEP and Berry currently expect the election deadline to be 5:00 p.m. Eastern Time on January 18, 2017. If the closing date of the mergers is delayed to a subsequent date, the election deadline will be similarly delayed to a subsequent date, and Berry and AEP will promptly announce any such delay or rescheduling.
Holders of AEP common stock who wish to elect the type of base merger consideration they will receive in the mergers should carefully review and follow the instructions set forth in the form of election. Elections must be sent to the exchange agent. Elections sent to AEP or Berry will be invalid. The instructions may require AEP stockholders to send to the exchange agent, together with the completed forms of elections, the share certificates representing the shares of AEP common stock reflected on the completed form of election (or an appropriate guarantee of delivery of such shares) in order for the form of election to be considered properly submitted. AEP stockholders who hold their shares in “street name” should follow their broker’s instructions for making an election with respect to such shares. Shares of AEP common stock as to which the holder has not made a valid election prior to the election deadline will be treated as though they had not made an election.
Each holder of AEP common stock may specify on the form of election the whole number of shares of AEP common stock (including restricted stock) owned by such holder with respect to which such holder wishes to (i) make an election for stock consideration, (ii) make an election for cash consideration or

(iii) make no election at all, which such shares will then be deemed non-election shares. To make an election, a holder of AEP common stock must submit a properly completed form of election so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the form of election.
If the base merger consideration becomes payable, because a fixed number of shares of Berry common stock is to be received by AEP stockholders as stock consideration, the implied value of the base merger consideration will fluctuate with the market price of Berry common stock and, accordingly, the stock consideration at the time of the closing of the mergers may be more or less valuable than the cash consideration. However, the value of the stock consideration at the time of the closing of the mergers will not be known at the time AEP stockholders vote on the mergers or at the time AEP stockholders elect their form of base merger consideration. You should obtain current stock price quotations for AEP common stock and Berry common stock before you elect your preferred form of base merger consideration. The AEP common stock is traded on the Nasdaq Global Select Market under the symbol “AEPI” and the Berry common stock is traded on the NYSE under the symbol “BERY.”
Additionally, even holders of AEP common stock that properly submit and do not withdraw a completed form of election prior to the election deadline will be subject to the proration procedures in the merger agreement and, accordingly, there is no guarantee that holders of AEP common stock will receive the base merger consideration preferences reflected in his, her or its completed form of election. For more information regarding the proration procedures, please read the section above entitled “— Merger Consideration.”
Unless a holder of AEP common stock’s properly completed form of election provides otherwise, for United States federal income tax purposes, any cash consideration paid to such holder in exchange for such holder’s shares of AEP common stock will be deemed to be attributable: (i) first, to shares of AEP common stock held by such holder for more than one year (within the meaning of Section 1223 of the Code), if any, and to such shares with the highest United States federal income tax basis, in descending order until such shares are exhausted or the cash portion of the base merger consideration to be paid to such holder is fully paid, then (ii) for all other of such holder’s shares of AEP common stock, to those shares with the highest United States federal income tax basis, in descending order until the cash portion of the base merger consideration to be paid to such holder is fully paid.
Generally, an election may be revoked or changed, but only by written notice received by the exchange agent prior to the election deadline. If an election is revoked and unless a subsequent properly executed form of election is properly completed and actually received by the exchange agent prior to the election deadline, the holder having revoked the election will be deemed to have made no election with respect to his, her or its shares of AEP common stock, and the related shares will be deemed non-election shares.
AEP stockholders will not be entitled to revoke or change their elections following the election deadline. As a result, AEP stockholders who have made elections will be unable to revoke their elections and may be unable to sell their shares of AEP common stock during the interval between the election deadline and the date of completion of the mergers. Moreover, because the election deadline for shares held by a bank, broker or other nominees may be earlier than the election deadline specified above, holders of such shares may be unable to revoke their elections or sell their shares as of an earlier date.
Shares of AEP common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed non-election shares. If it is determined by Berry that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.
If AEP stockholders approve the alternative merger consideration proposal, Berry makes an Alternative Funding Election pursuant to the terms of the merger agreement, all holders of AEP common stock will be deemed to have made an election for cash consideration for all shares held, and all elections made by holders of AEP common stock will not be taken into account with respect to the distribution of merger consideration. The Alternative Funding Election is described further above under the heading entitled “— Alternative Merger Consideration.” In the event that the alternative merger consideration becomes payable, the tax treatment of the merger consideration may be different than had the Alternative Funding Election not been made, as further described below under the heading entitled “United States Federal Income Tax Consequences.”

Letter of Transmittal.   Promptly after the completion of the mergers (but in no event later than three (3) business days thereafter), Berry or the exchange agent will send a letter of transmittal to those persons who were AEP stockholders at the effective time of the mergers (and who have not previously submitted a form of election and properly surrendered shares of AEP common stock to the exchange agent pursuant to the instructions on the form of election). The mailing will also contain instructions on how to surrender shares of AEP common stock (if these shares have not already been surrendered). Upon surrender of the shares and the delivery of the properly completed letter of transmittal, the holder of AEP common stock will be entitled to receive, for each share of AEP common stock surrendered, the merger consideration the holder is entitled to receive under the merger agreement (whether the base merger consideration or the alternative merger consideration, as the case may be), an amount in cash equal to the fractional share consideration resulting from the rounding down of any shares of Berry common stock that otherwise would have been issuable as merger consideration and any applicable dividends or distributions with respect to Berry common stock having a record date after the effective time of the mergers and a distribution date prior to the date that such holder has surrendered his, her to its shares and delivered the properly completed letter of transmittal.
Withholding.   Berry is entitled to deduct and withhold from the cash portion of each of the aggregate applicable merger consideration, the consideration for fractional shares or the cash dividends or distributions payable to any holder of AEP common stock or AEP restricted stock such amounts as it is required to deduct and withhold under any federal, state, local or foreign tax law. If any such amounts are withheld, these amounts will be treated for all purposes of the mergers as having been paid to the AEP stockholders from whom they were withheld.
Dividends and Distributions.   Until shares of AEP common stock are surrendered for exchange, any dividends or other distributions having a record date after the effective time of the mergers with respect to the whole number of Berry common stock into which shares of AEP common stock may be converted will accrue but will not be paid. Such accrued dividends or other distributions that have become payable to holders of Berry common stock prior to the date of surrender of the AEP common stock will become payable upon surrender of the AEP common stock; dividends or other distributions that have a record date prior to the date of surrender of the AEP common stock but have not yet become payable will become payable on the date that the dividends or other distributions become payable to holders of Berry common stock. Berry will (i) reserve a sufficient number of shares of Berry common stock to be issued as stock consideration and (ii) have and make available sufficient cash to allow Berry to make all payments that may be required to effect the exchange of shares.
Fractional Shares.   No certificates or scrip representing fractional shares of Berry common stock will be issued upon the conversion of shares of AEP common stock pursuant to the merger agreement and such fractional shares will not entitle the holder of such AEP common stock to vote or any other rights of a Berry stockholder. Instead, each AEP stockholder who would otherwise be entitled to fractional shares of Berry common stock will be entitled to an amount in cash, rounded to the nearest whole cent, determined by multiplying (i) the amount of the fractional share interest in a share of Berry common stock to which such holder is entitled under the merger agreement and (ii) the closing sale price, rounded to the nearest one ten thousandth, of Berry common stock on the NYSE as reported by The Wall Street Journal for the last business day preceding the closing date of the mergers.
Lost, Stolen or Destroyed Certificates.   If any share certificates owned by AEP stockholders has been lost, stolen, mutilated or destroyed, then before such AEP stockholder becomes entitled to receive the merger consideration, such AEP stockholder may be required to provide an affidavit of the loss, theft, mutilation or destruction and may be required to post a bond in such amount as Berry or its exchange agent may reasonably determine.
Termination of Payment Fund.   Any certificates representing shares of Berry common stock and any funds that had been made available to the exchange agent for the payment of per share merger consideration and have not been disbursed to AEP stockholders one year after the effective time of the mergers will be delivered to Berry. Thereafter, holders will be entitled to look only to Berry (subject to abandoned property, escheat or other similar laws) as general creditors thereof with respect to the payment of any merger consideration that may be payable upon surrender of any AEP common stock held by such holders, pursuant to and in accordance with the merger agreement, without any interest thereon. Any amounts remaining unclaimed by such holders as of the second anniversary of the closing of the mergers (or immediately prior to such earlier date on which the merger consideration or such cash would otherwise escheat to or become property of any governmental authority) shall become, to the extent permitted by applicable law, the property of Berry, free and clear of all claims or interest of any person previously entitled thereto.
Stock Transfer Books.   The stock transfer books of AEP will be closed at the effective time of the mergers and after the effective time there will be no transfers on the stock transfer records of AEP of any shares of AEP common stock that were outstanding prior to the effective time.
Termination of Rights Plan
Immediately prior to the effective time of the First-Step Merger, all issued and outstanding preferred share purchase rights of AEP issued pursuant to the Amended and Restated Rights Agreement, dated as of March 28, 2014, by and between AEP and American Stock Transfer & Trust Company, LLC, as rights agent, as amended, restated, supplemented or modified from time to time (the “Rights Plan”), will expire in their entirety with no payment to be made. See the section entitled “— Amendment of Rights Plan.”
Closing and Effective Time of the Mergers
The mergers will be completed only if the applicable conditions to the mergers discussed in this proxy statement/prospectus and set forth in the merger agreement are either satisfied or waived. See “— Conditions to the Mergers.”
Unless otherwise mutually agreed to by Berry and AEP, the closing of the mergers is expected to occur three business days after the later of the satisfaction or waiver of all closing conditions (other than those closing conditions that are, by their nature, satisfied at closing), provided that the closing will not occur if the marketing period related to the debt financing has not ended prior to the time that the closing would otherwise have occurred, in which case the closing will occur on the earlier of  (i) the date before or during the marketing period specified by Berry (on three business days’ notice) or (ii) the third business day following the final day of the marketing period (see “— Marketing Period” below).
Representations and Warranties
Representations and Warranties of AEP and Berry
The merger agreement contains representations and warranties of AEP and Berry concerning, among other things:
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corporate matters, including organization, corporate power, qualification and subsidiaries;

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capitalization;

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authority relative to the execution and delivery of the merger agreement and related documents, and to consummate the mergers;

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the absence of conflicts with, or violations of, organizational documents, applicable law or other obligations as a result of the mergers;

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required governmental and other regulatory filings, consents and approvals in connection with the mergers;

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financial statements, internal controls and compliance with Section 13(b) of the Exchange Act;

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reports to regulatory authorities, including the SEC;

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broker’s fees payable in connection with the mergers;

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absence of certain legal proceedings;

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absence of undisclosed liabilities and off-balance sheet arrangements;

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absence of certain material adverse changes or events;

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compliance with applicable laws and permits;

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tax matters, including the absence of any action or circumstance that could reasonably be expected to prevent the mergers from being treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code;

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employee benefits matters;

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environmental matters;

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intellectual property; and

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accuracy of information provided in filings with the SEC.

Representations and Warranties of AEP
In addition, the merger agreement contains representations and warranties of AEP concerning, among other things:
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labor and employment matters;

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inapplicability of takeover statutes;

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vote required to approve the merger agreement;

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real property;

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certain material contracts;

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insurance matters;

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absence of certain affiliate transactions;

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opinion of AEP’s financial advisor; and

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largest suppliers and customers.

Representations and Warranties of Berry
The merger agreement also contains representations and warranties of Berry concerning, among other things:
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Berry’s ownership of Berry Plastics Corporation;

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Berry Plastics Corporation’s ownership of Merger Sub and Merger Sub LLC;

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financing matters, including sufficiency of funds necessary to satisfy Berry’s obligations under the merger agreement;

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lack of ownership of shares of AEP stock;

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absence of certain agreements; and

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solvency of Berry and its subsidiaries.

Survival of Representations and Warranties
None of the representations and warranties of the parties will survive the consummation of the First-Step Merger. In addition, the parties qualified certain of the representations and warranties contained in the merger agreement with exceptions set forth in disclosure schedules that were separately delivered by each party to the other party.
Definition of  “Material Adverse Effect”
Certain representations and warranties of AEP and Berry are qualified as to “materiality” or “material adverse effect.”
Parent Material Adverse Effect
Under the merger agreement, a “parent material adverse effect” means, with regard to Berry, any condition, change, event, occurrence, development, circumstance or effect that, individually or in the aggregate with other such conditions, changes, events, occurrences, developments, circumstances or effects, has had or is reasonably likely to have:

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a material adverse effect on the business, results of operations or condition (financial or otherwise) of Berry and its subsidiaries, taken as a whole, other than: (i) any condition, change, event, occurrence, development, circumstance or effect in any of the principal industries, geographies or markets in which Berry or its subsidiaries operate; (ii) any enactment of, change in, or change in interpretation of, any law, GAAP or governmental policy; (iii) general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest or currency exchange rates) in any country or region in which Berry or its subsidiaries conducts business; (iv) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of terrorism, armed hostilities or war; (v) any action taken pursuant to the express terms of the merger agreement or with the consent or at the direction of AEP; (vi) any change in the market price, or change in trading volume, of the capital stock of Berry, within context; (vii) the negotiation, execution, announcement or performance of the merger agreement or consummation of the mergers and related transactions, including their impact on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, financing sources, officers and employees and including due to the identity of AEP; (viii) any proceeding brought or threatened by stockholders of AEP or Berry (whether on behalf of AEP, Berry or otherwise) asserting allegations of breach of fiduciary duty relating to (A) the merger agreement or violations of securities laws in connection with this proxy statement/prospectus and each other document required to be filed by Berry with the SEC or required to be distributed or otherwise disseminated by Berry to its stockholders in connection with the mergers and related transactions or (B) otherwise arising out of or relating to the merger agreement, the mergers or related transactions; (ix) any action taken under the merger agreement or with the consent or at the direction of AEP (or any action not taken as a result of the failure of AEP to consent to any action requiring AEP’s consent); and (x) any failure by Berry or any of its subsidiaries to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to Berry or any of its subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of  “parent material adverse effect” may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a parent material adverse effect), to the extent, in each of clauses (i) through (iv), that such change, event, occurrence, development, circumstance or effect does not affect Berry and its subsidiaries, taken as a whole, in a disproportionate manner relative to other participants in the business and industries in which Berry and its subsidiaries operate and conduct business; or

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would, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the mergers and related transactions by Berry.

Company Material Adverse Effect
Under the merger agreement, a “company material adverse effect” means, with regard to AEP, any condition, change, event, occurrence, development, circumstance or effect that, individually or in the aggregate with other such conditions, changes, events, occurrences, developments, circumstances or effects, has had or is reasonably likely to have:
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a material adverse effect on the business, results of operations or condition (financial or otherwise) of AEP and its subsidiaries, taken as a whole, other than: (i) any condition, change, event, occurrence, development, circumstance or effect in any of the principal industries, geographies or markets in which AEP or its subsidiaries operates; (ii) any enactment of, change in, or change in interpretation of, any law, GAAP or governmental policy; (iii) general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest or currency exchange rates) in any country or region in which AEP or its subsidiaries conducts business; (iv) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of terrorism, armed hostilities or war; (v) any action taken pursuant to the express terms of the merger agreement or with the consent or at the direction of the Berry parties; (vi) any change in the market price, or change in trading volume, of the capital stock of AEP, within context; (vii) the negotiation, execution, announcement or performance of the merger agreement or consummation of the mergers and related transactions, including their impact on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, financing sources, officers and employees and including due to the identity of Berry or any communication by Berry or its subsidiaries regarding the plans or intentions of Berry regarding the conduct of the business of AEP or any of its subsidiaries; (viii) any proceeding brought or threatened by stockholders of AEP or Berry (whether on behalf of AEP, Berry or otherwise) asserting allegations of breach of fiduciary duty relating to (A) the merger agreement or violations of securities laws in connection with this proxy statement/prospectus and each other document required to be filed by AEP with the SEC or required to be distributed or otherwise disseminated by AEP to its stockholders in connection with the mergers and related transactions or (B) otherwise arising out of or relating to the merger agreement, the mergers or related transactions; (ix) any action taken under the merger agreement or with the consent or at the direction of the Berry parties (or any action not taken as a result of the failure of Berry to consent to any action requiring Berry’s consent); and (x) any failure by AEP or its subsidiaries to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to AEP or any of its respective subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of  “company material adverse effect” may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a company material adverse effect), to the extent, in each of clauses (i) through (iv), that such change, event, occurrence, development, circumstance or effect does not affect AEP and its subsidiaries, taken as a whole, in a disproportionate manner relative to other participants in the business and industries in which AEP and its subsidiaries operate and conduct business; or
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would, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the mergers and related transactions by AEP.

Covenants and Agreements
Conduct of the Business of AEP Pending the Mergers
AEP has agreed to certain covenants in the merger agreement restricting the conduct of its business between the date of the merger agreement and the earlier of the effective time of the First-Step Merger or the termination of the merger agreement. In general, except as expressly contemplated by the merger agreement or as required by applicable law, or with the prior written consent of Berry, AEP has agreed to (i) conduct its business in all material respects in the ordinary course of business consistent with past practice and (ii) use its reasonable best efforts to maintain, in the ordinary course of business consistent with past practice in all material respects, satisfactory relationships with customers, suppliers, insurers and other material business relationships, and preserve, in all material respects, AEP’s and its subsidiaries business and material assets intact.
In addition, AEP has agreed to specific restrictions on the conduct of its business between the date of the merger agreement and the earlier of the effective time of the First-Step Merger or termination of the merger agreement, except where consented to in writing by Berry (which may not be unreasonably withheld, conditioned or delayed) or required by applicable law. AEP has agreed that it will not, and will not permit any of its subsidiaries to, take any of the following actions (subject, in each case, to exceptions specified below and in the merger agreement or previously disclosed in writing to Berry as provided in the merger agreement):
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amend its certificate of incorporation, bylaws or comparable governing documents of its subsidiaries;

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issue, sell or grant any shares of its capital stock or other equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, or any options, warrants, or other rights of any kind to acquire any shares of its capital stock, except for (i) the issuance of capital stock due to a contract or an offer letter, in each case, in effect or extended and disclosed to Berry prior to the date of the merger agreement, (ii) the issuance of shares of AEP common stock required to be issued upon exercise or settlement of options or the earning or vesting of performance units or restricted stock granted and disclosed to Berry prior to the date of the merger agreement or (iii) the issuance of shares of equity interests to AEP or between AEP subsidiaries;
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directly or indirectly, redeem, purchase, or otherwise acquire any outstanding shares of its capital stock or other equity interests convertible into securities having the right to vote with AEP stockholders on any matter, except for (i) commitments disclosed to Berry prior to the date of the merger agreement, (ii) in connection with withholding tax requirements for options, performance stock units, or restricted stock granted prior to date of the merger agreement, or (iii) for inter-company transactions among AEP and its wholly owned subsidiaries;

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declare, authorize, set aside for payment or pay any dividend or distribution regarding its capital stock except for dividends paid by any wholly owned subsidiary of AEP to AEP or any wholly owned subsidiary of AEP and other than regular quarterly dividends issued by AEP (not to exceed $0.25 per share of AEP common stock per quarter);

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adjust, split, combine, subdivide or reclassify any shares of its capital stock;

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redeem, repurchase, prepay (except as required by AEP credit agreements), defease, cancel, incur or otherwise acquire or modify the terms of any debt or issue any debt securities or assume, guarantee, or endorse or otherwise become responsible for the debt obligations of any person except in the ordinary course of business consistent with past practice in an amount not to exceed $65 million in the aggregate or among AEP and its subsidiaries;

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sell, transfer, lease, rent, license, assign, abandon or otherwise dissolve or dispose of  (including by merger, consolidation, or sale of stock or assets), any of its material properties, legal entities or assets (tangible or intangible), except (i) dispositions of inventory, equipment or other assets no longer used or useful, (ii) in the ordinary course of business consistent with past practice, (iii) due to contracts in force on, and disclosed to Berry prior to, the date of the merger agreement or (iv) transfers among AEP and its subsidiaries;

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make capital expenditures in excess of  $3 million per calendar month;

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acquire or agree to acquire (whether by merger, consolidation, purchase of stock or assets, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, exchange, business combination or similar transaction) any business or any material amount of assets of any other person, except in connection with a restructuring, merger or consolidation among AEP and its subsidiaries or due to contracts in force on, and disclosed to Berry prior to, the date of the merger agreement;

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make, grant or increase any current or former employee’s or consultant’s bonus, compensation, salary or wages, except as required pursuant to applicable law or the terms of existing company plans or arrangements in effect and disclosed to Berry prior to the date of the merger agreement;

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enter into any contracts with, or increase any bonus, compensation, salary or wages of, any of its directors, senior executive officers, employees or consultants except as required pursuant to applicable law or the terms of existing company plans or arrangements in effect and disclosed to Berry prior to the date of the merger agreement and except for agreements for newly hired employees or consultants, in each case, in the ordinary course of business consistent with past practice (and with an annual base salary not to exceed $125,000 in the aggregate for any such new employee or consultant);

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implement or announce any “mass layoff” or “plant closing” within the meaning of the Worker Adjustment and Retraining Notification Act of 1988, as amended, and the regulations promulgated thereunder, and any comparable foreign, state or local law (the “WARN Act”), except where in compliance with the WARN Act;

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make any material change to its method of financial accounting in effect as of October 31, 2015, except as required by GAAP or applicable law;

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make, change or revoke any material tax election, file any material tax return inconsistent with past practice except as required by applicable law, make any material change to any method of tax accounting, amend any material tax return, settle or compromise any material tax controversy or consent to any extension or waiver of any limitations period regarding a claim for a material amount of taxes;

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adopt or publicly propose a plan or agreement to completely or partially liquidate, dissolve, recapitalize or reorganize AEP or any of its subsidiaries;

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change the engagement letter of AEP’s financial advisor to increase the fee or commission payable by AEP or otherwise increase or impose any obligations on AEP following the effective time of the First-Step Merger;

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enter into, terminate, materially amend, renew or waive any material provision of certain material contracts or make any material change in any instrument or agreement governing the terms of certain of its material contracts, enter into certain material contracts, or increase the rent payable under any lease agreement;

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settle or compromise any legal proceeding threatened or existing if settlement or compromise of such legal proceeding (i) involves the payment by AEP or any of its subsidiaries monetary damages in excess of  $500,000 individually or $1 million in the aggregate or (ii) imposes or requires actions that would or would reasonably be expected to be material to the business of AEP and its subsidiaries, taken as a whole;

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amend the terms of the Rights Plan in a way reasonably expected to prevent or impede, interfere with, hinder or delay the consummation of the mergers;

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enter into any new line of business outside of AEP’s existing businesses or existing business plans; or

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agree in writing to take any of the foregoing actions.

On September 13, 2016, AEP entered into the Consent and Amendment No. 3 with the lenders to its credit facility, which permits AEP to redeem up to $75 million of the 8.25% Notes in accordance with the redemption provisions contained in the 8.25% Notes and the related indenture. In connection with such redemption, AEP obtained the consent of Berry under the merger agreement to enter into such Consent and Amendment No. 3 and to borrow, repay and reborrow debt under AEP’s credit agreements in an amount outstanding or repaid at any time of up $30 million. On October 13, 2016, AEP redeemed $75 million aggregate principal amount of its outstanding 8.25% Notes.
Conduct of the Business of Berry Pending the Mergers
Each of the Berry parties has agreed to certain covenants in the merger agreement restricting the conduct of its respective business between the date of the merger agreement and the earlier of the effective time of the First-Step Merger or the termination of the merger agreement. In general, except as expressly contemplated by the merger agreement or as required by applicable law or with the prior written consent of AEP, each of the Berry parties has agreed to (i) conduct its respective business in all material respects in the ordinary course of business consistent with past practice and (ii) use its reasonable best efforts to maintain, in the ordinary course of business consistent with past practice in all material respects, satisfactory relationships with customers, suppliers, insurers and other material business relationships, and preserve, in all material respects, Berry’s and its subsidiaries business and material assets intact.
In addition, each of the Berry parties has agreed to specific restrictions on the conduct of its respective business between the date of the merger agreement and the earlier of the effective time of the First-Step Merger or termination of the merger agreement, except where consented to in writing by AEP (which may not be unreasonably withheld, conditioned or delayed) or required by applicable law. Berry has agreed that it will not, and will not permit any of its subsidiaries to, take any of the following actions (subject, in each case, to exceptions specified below and in the merger agreement or previously disclosed in writing to AEP as provided in the merger agreement):
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amend its certificate of incorporation, bylaws or comparable governing documents of its subsidiaries;

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directly or indirectly, redeem, purchase, or otherwise acquire any outstanding shares of its capital stock or other equity interests convertible into securities having the right to vote with Berry stockholders on any matter, to the extent such action would prevent, impede, or materially delay or materially impair the ability the Berry parties to consummate the mergers and related transactions;

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declare, authorize, set aside for payment or pay any dividend or distribution regarding its capital stock except for dividends paid by any Berry subsidiary to Berry or to any other Berry subsidiary;

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adjust, split, combine, subdivide or reclassify any shares of its capital stock;

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except to the extent involving only Berry and its subsidiaries, adopt or publicly propose a plan or agreement of restructuring or reorganization;

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adopt or publicly propose a plan or agreement to completely or partially liquidate, dissolve, restructure, recapitalize or reorganize Berry;

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acquire or agree to acquire (whether by merger, consolidation, purchase of stock or assets, joint venture, partnership, consolidation, dissolution, liquidation tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction) any business or any material amount of assets of any other person if the acquisition would reasonably be expected to (i) materially impose any delay in the obtaining of, or materially increase the risk of not obtaining, any required governmental approvals necessary to consummate the mergers or the expiration of any applicable waiting period, including pursuant to antitrust laws, (ii) materially increase the risk of an adverse government order prohibiting the consummation of the mergers, (iii) materially increase the risk of not being able to remove any such adverse government order on appeal or otherwise or (iv) prevent, materially delay or materially impair the ability of the Berry parties to complete the mergers and related transactions;

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except as set forth in the merger agreement or to the extent such action does not prevent, impede or materially delay or materially impair the ability of the Berry parties to consummate the mergers, redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire or modify the terms of any debt or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the debt obligations of any person;

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act or fail to act in a manner that would reasonably be expected to cause any of the conditions as described in the merger agreement regarding the mergers to not be satisfied; or

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agree in writing to take any of the foregoing actions.

No Solicitation; Takeover Proposals by Third Parties
AEP has agreed that AEP and its subsidiaries will, and will use reasonable best efforts to cause AEP’s and their officers, directors, agents, advisors and representatives to:
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immediately cease any discussions or negotiations with any person conducted prior to the date of the merger agreement regarding any takeover proposal or any existing discussion that could reasonably be expected to lead to a takeover proposal;

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request all non-public information previously provided by or on behalf of AEP or its subsidiaries to any person regarding a takeover proposal discussion or negotiation be returned or destroyed in accordance with the terms of any applicable confidentiality agreement; and

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prohibit access for anyone other than AEP and the Berry parties and their respective representatives to any data room of AEP.

Except as described in the merger agreement, AEP has agreed, from the time of the execution of the merger agreement until the earlier of the effective time of the First-Step Merger or the termination of the merger agreement in accordance with its terms, that it will not, and will use reasonable best efforts to cause its subsidiaries, and its and their respective representatives, not to, directly or indirectly:
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solicit, initiate, knowingly encourage or knowingly facilitate any inquiries, proposals or offers that constitute or could reasonably be expected to lead to, a takeover proposal or the consummation thereof;

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engage in, enter into, continue or participate in any substantive discussions (except to notify such person of the existence of these provisions) or negotiations regarding, or furnish to any person any non-public material information in connection with or for the purpose of encouraging or facilitating, any takeover proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a takeover proposal;

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enter into any letter of intent, agreement, contract, commitment or agreement in principle regarding a takeover proposal (other than an applicable confidentiality agreement) or enter into any agreement, contract or commitment requiring AEP to abandon, terminate or fail to consummate the mergers and related transactions; or

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authorize, permit or direct any representative of AEP or its subsidiaries to take any action regarding the foregoing.

Notwithstanding the restrictions described above, if, at any time prior to the date that the applicable AEP stockholder approval is obtained, AEP, any of its subsidiaries, or any representative of AEP or its subsidiaries receives an unsolicited takeover proposal, which the AEP board of directors determines in good faith (after consultation with its outside legal and financial advisors) is or could reasonably be expected to lead to a “Superior Proposal,” AEP, its board of directors (or a duly authorized committee thereof) and their representatives may engage in negotiations and discussions with, or furnish any information and other access to any person making such takeover proposal and any of its representatives; provided that (i) prior to furnishing any material non-public information to any person, AEP receives from the person making the takeover proposal an acceptable confidentiality agreement to the extent such person is not already subject to a confidentiality agreement with AEP, (ii) the AEP board of directors determines in good faith, after consultation with its outside legal counsel, that a failure to furnish such information or access would be inconsistent with the fiduciary duties of the AEP board of directors under applicable law, and (iii) AEP provides written notice to Berry immediately after any such determination by the AEP board of directors and before taking any of the actions described in this sentence.
In addition, from and after the date of the merger agreement, AEP will promptly (but in any event within twenty-four (24) hours) notify Berry in writing of the receipt of such takeover proposal and (i) if it is in writing, deliver to Berry a copy of such takeover proposal and any related draft agreements and other written material relating to such takeover proposal or (ii) if oral, communicate to Berry the material terms and conditions of such takeover proposal, including, in each case, the identity of the person making such takeover proposal. AEP will keep Berry reasonably apprised on a reasonably timely basis of the status and material terms of such takeover proposal and with respect to any change in the price or any material terms thereof within twenty-four (24) hours of such material change.
In addition, from and after the date of the merger agreement, AEP has agreed that it will not terminate, amend, modify, waive or fail to enforce any provision of any “standstill” or similar obligation of any person, unless the AEP board of directors (or a duly authorized committee thereof) determines in good faith after consultation with its outside legal counsel that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law; provided that any such termination, amendment, modification, waiver or failure to enforce any provision of any such “standstill” may occur only at the initiation and request of the third party to the agreement.
A “takeover proposal” means any bona fide inquiry, proposal or offer from any person or “group,” within the meaning of Section 13(d) of the Exchange Act, (other than the Berry parties and any of their respective affiliates) to purchase or otherwise acquire, directly or indirectly, in a single transaction or series of related transactions, (i) assets of AEP and its subsidiaries (including securities of its subsidiaries but excluding sales of assets in the ordinary course of business consistent with past practice) that account for fifteen percent (15%) or more of AEP’s consolidated assets or from which fifteen percent (15%) or more of AEP’s revenues or earnings on a consolidated basis are derived or (ii) beneficial ownership, within the meaning of Section 13(d) of the Exchange Act, of fifteen percent (15%) or more of the outstanding AEP common stock or any other voting or equity securities of AEP pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer, exchange offer or similar transaction.
A “Superior Proposal” means any bona fide written takeover proposal, which (i) is not subject to a financing condition (it being understood that the remedy of a reverse termination fee or other similar fee payable in the event that the third party submitting the takeover proposal does not obtain its financing shall not be deemed to be a financing condition), (ii) is on terms which the AEP board of directors (or a duly authorized committee thereof) determines in good faith, after consultation with AEP’s outside legal counsel and independent financial advisors, to be more favorable to the holders of AEP common stock from a financial point of view than the mergers and related transactions contemplated by the merger agreement, taking into account, to the extent applicable, (x) any revisions to the terms of the merger agreement and the debt commitment letter proposed by Berry to AEP, as described in the merger agreement, and (y) the legal, financial, regulatory and other aspects of such takeover proposal and the merger agreement that the AEP board of directors considers relevant and (iii) is reasonably likely to be consummated in accordance with its terms on a timely basis, taking into account all legal, regulatory and financial aspects (including the certainty of closing and the availability of financing) of such takeover proposal and the ability of such third party to consummate the transactions contemplated by such takeover proposal; provided that for purposes of the definition of Superior Proposal, the references to “15%” in the definition of takeover proposal shall be deemed to be references to “50%.”
Changes in AEP Board Recommendation
The AEP board of directors has agreed, subject to certain exceptions summarized below, not to make an “adverse recommendation change,” which means AEP has agreed not to:
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withhold, withdraw, amend or modify, or publicly propose to take such action, in a manner adverse to the Berry parties, its board recommendation to adopt the merger agreement, its determination that the merger agreement and related transactions are advisable, fair to and in the best interests of AEP’s stockholders, and its recommendation that its stockholders approve the merger agreement and related transactions on the terms set forth in the merger agreement (the “board recommendation”);

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approve, endorse or recommend, or publicly propose to approve, endorse or recommend to the stockholders of AEP a takeover proposal;

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fail to publicly recommend against acceptance of any tender offer or exchange offer for common stock of AEP within ten (10) business days after commencement of such offer or against any takeover proposal (provided, that a “stop, look and listen” communication by the AEP board of directors pursuant to Rule 14d-9(f) of the Exchange Act shall not be deemed an adverse recommendation change unless and until the board fails to reconfirm the board recommendation within ten (10) business days following the commencement of such tender offer or exchange offer);

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fail to publicly reaffirm the its board recommendation within five business days after Berry requests such reaffirmation (other than with respect to the ten (10) business day period regarding the “stop, look and listen” communication described above);

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enter into any definitive agreement providing for a takeover proposal; or

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resolve or publicly propose to take any action described in the foregoing clauses.

Notwithstanding the restrictions described above, the AEP board of directors (or a duly authorized committee thereof) may (i) make an adverse recommendation change in response to AEP’s receipt of an unsolicited takeover proposal that the AEP board of directors determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal, or (ii) if AEP has complied (other than immaterial breaches) with the no-solicitation provisions of the merger agreement, cause AEP to terminate the merger agreement and cause AEP to enter into a definitive written agreement providing for such Superior Proposal, if and only if, in all cases, the AEP board of directors determines in good faith (after consulting with and receiving advice from outside counsel) that failure to make an adverse recommendation change or failure to terminate the merger agreement and enter into a definitive written agreement regarding the Superior Proposal, as the case may be, would reasonably be likely to be inconsistent with the AEP board of directors’ fiduciary duties under applicable law.
Prior to making an adverse recommendation change regarding a Superior Proposal or termination of the merger agreement, AEP shall have complied in all material respects with the no-solicitation provisions of the merger agreement and the AEP board of directors must inform Berry in writing of its intention to make such an adverse recommendation change or terminate the merger agreement at least three business days prior to taking such action and, in the case of a Superior Proposal, describe the material terms and conditions of such Superior Proposal (including the identity of the person making such Superior Proposal and a copy of the then-current forms of all of the relevant proposed transaction documents related thereto, including definitive agreements with respect to such Superior Proposal and any financing commitments relating thereto). During the three business day notice period, as may be extended, AEP must have negotiated, and must have caused its representatives to negotiate, with Berry in good faith (to the extent Berry desires to negotiate) with regard to any adjustments proposed by Berry to the terms and conditions of the merger agreement so that such Superior Proposal ceases to be “superior” and no such agreement is reached and, if applicable, prior to, or substantially concurrent with, the termination of the merger agreement, pay the termination fee described below under “— Termination Fee.”
AEP and Berry further agree that, in the case of such actions taken in connection with a Superior Proposal, any material amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notice of the AEP board of directors recommendation and an additional two (2) business day period (the period inclusive of all such days, the “notice period”). AEP agrees that: (i) during the notice period, AEP will, and will cause its financial advisors and outside legal counsel to, negotiate with Berry in good faith (if Berry indicates to AEP that it desires to negotiate) the terms of the merger agreement and (ii) AEP will take into account all changes and adjustments to the terms of the merger agreement proposed by Berry in determining whether such Superior Proposal continues to constitute a Superior Proposal. AEP will keep Berry reasonably informed of all developments affecting the material terms of any such Superior Proposal (and AEP will provide Berry with copies of any additional written materials received that relate to such Superior Proposal).
Nothing contained in the merger agreement prohibits AEP or the AEP board of directors (or a duly authorized committee thereof) from (i) taking and disclosing to the AEP stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or making a statement contemplated by Rule 14d-9 under the Exchange Act, (ii) making any disclosure to AEP stockholders if the AEP board of directors (or a duly authorized committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties to the AEP stockholders under applicable law, (iii) informing any person of the existence of these provisions or (iv) except pursuant to the terms set forth above, making any “stop, look and listen” communications to the AEP stockholders pursuant to Rule 14d-9(f) under the Exchange Act by AEP that describes AEP’s receipt of a takeover proposal (or any similar communications to the AEP stockholders); provided that this provision would not in and of itself be deemed to permit the AEP board of directors to make an adverse recommendation change that would not otherwise be permitted by AEP as describe above and any such statements or disclosures made by the AEP board of directors will be subject to the terms and conditions of the merger agreement.
Reasonable Best Efforts
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Each of AEP and the Berry parties has agreed, subject to the terms of the merger agreement, to take or cause to be taken all actions reasonably necessary and to do, or cause to be done, all things reasonably necessary under any applicable law to cause the mergers and related transactions to be consummated as soon as practicable including (i) the satisfaction of the conditions to consummating the mergers, (ii) defense of any lawsuits or legal proceedings challenging the merger agreement or consummation of the mergers and related transactions, including seeking to have any stay or temporary restraining order entered by any court or other governmental authority vacated or reversed, (iii) make as promptly as practicable and advisable any required submissions, notices, and filings under applicable antitrust laws or any other applicable laws with respect to the mergers and related transactions, (iv) promptly furnish information required in connection with such submissions and filings under applicable antitrust laws, (v) keep the other parties informed with regard to the status of such submissions and filings under applicable antitrust laws, including with respect to the receipt of any non-action, action, clearance, consent, approval or waiver, the expiration or termination of any waiting period, the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under antitrust laws, or the nature and status of any objections raised or proposed or threatened to be raised under antitrust laws with respect to the mergers and related transactions, (vi) obtain all actions or non-actions, consents, orders, exemptions, approvals, consents, waivers, registrations, permits, authorizations and other confirmations from, or avoiding an investigation, action, proceeding or other challenge of the legality of the mergers and related transactions by, any governmental entity and any other third party required to consummate the mergers and related transactions as soon as practicable (which we collectively refer to as the “necessary approvals”) and (vii) execute and deliver any additional instruments necessary to consummate the mergers and related transactions to carry out the purposes of the merger agreement.
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Each of AEP and the Berry parties has agreed to not take any action after the date of the merger agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any necessary approval regarding applicable antitrust laws or other applicable law.

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Each of AEP and the Berry parties has agreed to make an appropriate filing of a notification and report form as required under the HSR Act no later than ten (10) business days after the date of the merger agreement, supply as soon as reasonably practicable and advisable any additional information or documentary material that may be requested under the HSR Act, and act in accordance with the merger agreement to cause the expiration or termination of the applicable waiting periods under the HSR Act, as may be extended.

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Each of AEP and the Berry parties has agreed to make an appropriate filing as required under any foreign antitrust laws as soon as practicable and advisable but no later than twenty (20) business days after the date of the merger agreement (unless the parties agree to a different date), supply as soon as reasonably practicable and advisable any additional information or documentary material that may be required or reasonably requested by any governmental authority, and act in accordance with the merger agreement to obtain any necessary approvals, consents, waivers, permits, authorizations or other actions or non-actions from each governmental authority as soon as practicable.

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Each of AEP and the Berry parties has agreed to keep each other reasonably fully informed of the status of various matters relating to the consummation of the mergers and work cooperatively to obtain all necessary approvals under the merger agreement, including (i) promptly notify the other parties of, and if in writing, furnish the others with copies of  (or, if an oral communications, advise the other parties of the contents of) any communication between such party and a governmental authority and permit the other parties to review and discuss in advance (and to fully coordinate their responses with respect to) any proposed written communication to a governmental authority, (ii) keep the other parties reasonably fully informed of any developments, meetings or discussions with any governmental authority in respect of any filing, investigation, or inquiry concerning the mergers and related transactions, (iii) not independently participate in any meeting or discussions with a governmental authority in respect of any filings, investigation or inquiry concerning the mergers and related transactions without giving the other party prior notice of such meeting or discussions and, unless prohibited by such governmental authority, the opportunity to attend or participate (whether by telephone or in person) and (iv) furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such governmental authority.

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Berry and AEP may designate any non-public information provided to any governmental authority as restricted to “Outside Antitrust Counsel” only and any such information will not be shared with employees, officers or directors or their equivalents of the other party without approval of the party providing the non-public information.

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The Berry parties, following consultation with AEP and after giving due consideration to its views and acting reasonably and in good faith, will direct and control all aspects of the parties’ efforts to gain regulatory clearance either before any governmental authority or in any action brought to enjoin the mergers and related transactions pursuant to any antitrust laws, though either AEP or Berry, or their respective representatives, may communicate or have discussions with any governmental authority, so long as the other party or its respective representatives is provided reasonable prior notice of any such communication or discussions and is invited to participate in such communications or discussions.

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Each of AEP and the Berry parties has agreed to promptly take all steps reasonably necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under antitrust laws that may be required so as to close the mergers and related transactions as soon as practicable, including disposing of assets or businesses of Berry, AEP, or their respective subsidiaries; terminating, relinquishing, modifying, or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of Berry, AEP or their respective subsidiaries; and creating any relationships, ventures, contractual rights, obligations or other arrangements of Berry, AEP, or their respective subsidiaries, as needed, to enable the consummation of the mergers and related transactions by February 24, 2017 (though the obligations of the parties under this provision only cease upon termination of the merger agreement). Any action required by this provision of the merger agreement may, upon Berry’s discretion, be conditioned upon the consummation of the mergers and the related transactions.

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Each of AEP and Berry has agreed to act to avoid or resolve any litigation or other administrative or judicial action or proceeding that commences, is threatened or is foreseeable with respect to the mergers and related transactions relating to any required submissions and filings or approvals under applicable antitrust laws or other applicable law and such litigation, action or proceeding seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of the mergers and related transactions.

Takeover Statutes
Each of AEP and the AEP board of directors has agreed to ensure that no state takeover statute or similar law or regulation is or will become applicable to the Berry parties, AEP and the mergers and related transactions under the merger agreement and, if any such takeover statute becomes applicable to the mergers and related transactions, use its reasonable best efforts to consummate the mergers and related transactions as quickly as practicable or else, minimize the effect of such statute on the affected party or the mergers and related transactions.
Indemnification and Directors’ and Officers’ Insurance
Berry has agreed to cause the surviving company following the mergers, from and after the effective time of the First-Step Merger, to indemnify, defend and hold harmless each current and former director, officer, employee and agent of AEP and any of its subsidiaries (including individuals who served at the request or for the benefit of AEP or its subsidiaries as a director, officer, employee, agent, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise) against all claims, liabilities, losses, damages, judgments, fines, penalties, costs and expenses reasonably incurred (including fees and expenses of legal counsel) regarding any actual or threatened claim, suit, action, proceeding, arbitration, audit, hearing, mediation or investigation, whenever asserted or claimed (including before or after the effective time of the First-Step Merger), for a period of six years after the closing date of the First-Step Merger, which concern any action or omission by them in their capacity as an indemnitee occurring or alleged to have occurred before or at the effective time of the First-Step Merger, in each case, to the fullest extent permitted by AEP’s organizational documents and applicable law; provided that such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

Berry has agreed to cause the Merger Sub LLC to maintain, for a period of six years after completion of the mergers, AEP’s and AEP’s subsidiaries’ existing directors’ and officers’ liability insurance policy and fiduciary liability insurance policy, with regard to claims against the present and former officers and directors of AEP or any of its subsidiaries arising from facts or events that occurred on or prior to the effective date of the mergers; provided that Berry is not required to spend annual premiums in excess of 300% of the last annual premium paid by AEP prior to the date of the merger agreement for such insurance but in such case shall purchase a policy with the greatest coverage possible that does not exceed 300% of the last annual premium paid by AEP prior to the date of the merger agreement. In lieu of the foregoing insurance, AEP may purchase “tail” insurance coverage no less favorable than the aforementioned coverage, at a cost per year of  “tail” insurance no greater than 300% of the last annual premium paid by AEP prior to the date of the merger agreement.
Notwithstanding anything to the contrary contained in the merger agreement, Berry has agreed not to (and Berry has agreed to cause Merger Sub LLC not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, unless such settlement, compromise, consent or termination includes an unconditional release of all of the indemnitees covered by the claim from all liability arising out of such claim.
Form S-4 and Proxy Statement/Prospectus; Stockholder Meetings
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Each of AEP and Berry has agreed to (i) use its reasonable best efforts to prepare and file with the SEC the Form S-4, which includes this document, as promptly as practicable following the date of the merger agreement (and in any event no later than forty-five (45) business days after the date of the merger agreement) and (ii) use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act, and keep the Form S-4 effective through the closing to permit the consummation of the mergers and related transactions. Each of AEP and Berry has agreed to amend or supplement the Form S-4 as necessary such that the Form S-4 and this proxy statement/prospectus do not include any misstatement of material fact or omit to state any material fact necessary to make the statements herein, in light of the circumstances under which they are made, not misleading.

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AEP has agreed to (i) mail this proxy statement/prospectus to its stockholders no later than five (5) business days after it is declared effective and (ii) hold a special meeting of its stockholders, as soon as practicable but no more than twenty-five (25) business days following the date on which this proxy statement/prospectus is declared effective, for the purpose of seeking the AEP stockholder approval of the base merger consideration proposal and the alternative merger consideration proposal and, except if the AEP board of directors has made an adverse recommendation change, to use its commercially reasonable efforts to solicit the requisite stockholder adoption for such proposals.

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AEP has agreed to cause this proxy statement/prospectus to comply in form and substance with the applicable requirements of the Exchange Act and Nasdaq.

Financing
Although obtaining debt financing is not a condition to the closing of the mergers, Berry and AEP have entered into a number of covenants relating to obtaining debt financing:
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Berry has agreed to use its reasonable best efforts to do all things necessary, proper, or advisable to arrange and obtain debt financing as described in the merger agreement;

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Berry has agreed that it will not, nor will it permit any of its affiliates to, consent to any amendment, restatement, replacement, supplement, termination, assignment or modification to be made to, or any waiver of any provision or remedy under, any debt financing document without the prior written consent of AEP (not to be unreasonably withheld, delayed or conditioned) if such amendment, restatement, replacement, supplement, termination, assignment, modification or waiver: (i) reduces the aggregate principal amount of the debt financing, (ii) imposes new or additional conditions or expands any conditions to the receipt of the debt financing, or (iii) is reasonably expected to materially delay or prevent the closing, make the funding of the financing less likely to occur at or prior to the effective time of the First-Step Merger, or adversely impact the ability of each of the Berry parties to enforce it rights against other parties to the debt financing documents or related agreements or delay, prevent or adversely impact the ability of each of them to consummate the mergers and related transactions, subject to certain caveats in the merger agreement;
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Berry has agreed to use its reasonable best efforts to do all things necessary, proper or advisable to maintain in effect each debt financing document until the earlier of  (i) the date of termination of the merger agreement and (ii) the date that the debt financing is funded in full;

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Berry has agreed to use its reasonable best efforts to do all things necessary, proper or advisable to satisfy on a timely basis all terms, covenants and conditions in the financing agreements applicable to Berry Plastics Corporation, Merger Sub, Merger Sub LLC, and their respective affiliates and representatives to obtain the debt financing;

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Berry has agreed to use its reasonable best efforts to do all things necessary, proper or advisable to negotiate and enter into definitive agreements with regard to the debt financing on terms and conditions contained in the debt financing documents, as modified pursuant to certain “flex” provisions, or on other terms permitted under the merger agreement, which are not materially less beneficial to Berry Plastics Corporation than those included in the debt financing documents in effect as of the date of the merger agreement;

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Berry has agreed to use its reasonable best efforts to do all things necessary, proper or advisable to consummate the debt financing at or prior to the closing, provided that the marketing period provided for with respect to obtaining the debt financing has ended and all conditions to the Berry parties’ obligations under the merger agreement are satisfied or waived (including by taking enforcement actions against the financing sources, which may include specific performance against the financing sources);

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Berry has agreed to keep AEP reasonably informed of the status of the debt financing and promptly provide copies of all documents related to the debt financing including written notice of any breach, default, or other modification by any party to any financing document of which Berry becomes aware or of any termination of any financing agreement;

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Berry, in the event the debt financing becomes unavailable, has agreed to use its reasonable best efforts to obtain alternative financing from the same or alternative sources in an amount sufficient to consummate the mergers and related transactions;

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AEP has agreed to use its reasonable best efforts to provide to Berry, at Berry’s expense, such reasonable cooperation requested by Berry that is customary and necessary under the terms of the debt financing documents to arrange, obtain, and syndicate the debt financing and otherwise satisfying the requirements of the financing agreements including, but not limited to, use its reasonable best efforts to (i) satisfying the requirements of AEP’s indenture dated as of April 18, 2011, as amended, to enable the First-Step Merger to be consummated and (ii) file all AEP SEC documents for the annual and quarterly fiscal periods ending on and after October 31, 2015 not later than ninety (90) days following the end of AEP’s fiscal year for Form 10-Ks, and forty-five (45) days following the end of AEP’s fiscal quarter for Form 10-Qs (or such later dates as may be extended under the Exchange Act);

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Berry has agreed to be responsible for pro forma financial information and financial projections of AEP;

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Berry has agreed to reimburse AEP, upon AEP’s request, for all reasonable and documented out-of-pocket costs and expenses incurred by AEP, its subsidiaries, or any of their representatives or affiliates, in connection with the debt financing and the financing cooperation required under the merger agreement;

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Berry has agreed to indemnify, defend and hold harmless AEP, its affiliates and their respective representatives from and against any and all losses, damages, claims, interest, awards, judgments, penalties, costs and expenses suffered or incurred by them in connection with the debt financing (and any action taken in connection with the financing cooperation required under the merger agreement), except (i) where such expenses are due to fraud or willful and material breach of the merger agreement and (ii) with regard to any information relating to AEP provided in writing to Berry by AEP or any of its subsidiaries; and

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each of AEP and Berry has agreed to keep all non-public or other confidential information regarding AEP or its affiliates, as obtained by Berry, Berry’s affiliates, Berry’s financing sources, or their respective representatives, confidential, subject to the confidentiality agreement between AEP and Berry; provided that such information may be shared on a confidential basis with prospective lenders and investors during syndication of the debt financing, subject to customary confidentiality arrangements for similar financing transactions, and on a confidential basis with rating agencies.

Payoff of AEP Existing Debt
AEP, prior to the closing date, has agreed to obtain all necessary approvals to terminate AEP’s and its subsidiary’s U.S. and Canadian credit agreements and its mortgage and related documents to the extent required under such documents.
Berry, at the closing, has agreed to pay the full outstanding amount owed by AEP to AEP for payment to the lenders and counterparties under AEP’s and its subsidiary’s U.S. and Canadian credit agreements and its mortgage and related documents. Upon AEP’s receipt of such payment, AEP has agreed to pay the payoff and settlement amounts to the applicable lenders and counterparties under such documents.
Marketing Period
The merger agreement provides that, without Berry’s agreement, the closing of the mergers shall not occur earlier than the third (3rd) business day immediately following the final day of the marketing period, a term which is defined in the merger agreement to be the first period of fifteen (15) consecutive business days throughout which (i) Berry will have received certain financial information regarding AEP required in connection with Berry obtaining debt financing for the transactions contemplated by the merger agreement and (ii) the conditions to each party’s obligation to consummate the mergers have been satisfied throughout such fifteen (15) business day period (other than those conditions that by their nature are to be satisfied on the closing date and, with respect to the condition related to AEP stockholder approval, as if such condition had been satisfied on the tenth business day preceding the date such meeting is held and approval obtained). The marketing period will not include certain “black-out” periods centered around the Thanksgiving and Christmas holidays and is subject to customary terms and conditions.
Other Covenants and Agreements
In addition to the restrictions noted above, the merger agreement contains certain other covenants and agreements, including, but not limited to, the following covenants:
•
each of AEP and Berry has agreed to afford the other party and its representatives reasonable access to its properties, books, contracts, tax returns, operating data and records and such other information as the other party may reasonably request except where such access would cause significant competition harm if the mergers and related transactions are not consummated, violate applicable law or contracts, or violate any legal duty or obligation of confidentiality owed to a third party;

•
AEP has agreed to give Berry the opportunity to participate in, at its own expense (but not to control), the defense or settlement of any stockholder litigation against AEP, its subsidiaries, or any of the directors or officers of AEP or its subsidiaries and to give due consideration to Berry’s advice; provided that no such litigation may be compromised, settled or result in an agreement without the prior written consent of Berry (not to be unreasonably withheld, conditioned or delayed);

•
AEP has agreed to take all such steps as may be required to cause any dispositions of AEP common stock or other equity securities resulting from the mergers and the other transactions contemplated by the merger agreement, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with regard to AEP, to be exempt from liability under Rule 16b–3 promulgated under the Exchange Act;

•
each of AEP and Berry has agreed to consult and cooperate with each other as to the timing and contents to give each other the opportunity to review and comment upon any subsequent press release or public statements with regard to the mergers and related transactions, and will not issue any such press release or public statement prior to consulting with the other, except as such party may reasonably conclude may be required by applicable law, court process, or applicable national securities exchange or national securities quotation system; provided that AEP will no longer be required to consult with Berry if the AEP board of directors has effected an adverse recommendation change and such consultation is not applicable to internal employee announcements; provided, further, that nothing in the merger agreement restricts or prohibits the Berry parties and their respective subsidiaries, affiliates and representatives from communicating with each other relating to the merger agreement, the agreements contemplated by the merger agreement, the mergers and related transactions and AEP, the Berry parties and their respective subsidiaries, affiliates and representatives from making any disclosure to a governmental authority in connection with the enforcement of any right or remedy relating to the merger agreement, the other agreements contemplated by the merger agreement, the mergers and related transactions;

•
each of AEP and Berry has agreed to notify and provide copies to the other of  (i) any material written notice from any person that alleges approval or consent of such person is or may be required regarding the mergers or related transactions, (ii) any written notice or communication from any governmental authority or national securities exchange regarding the mergers or related transactions or (iii) the occurrence of any change or event, which may prevent or materially delay the consummation of the mergers or related transactions or result in the failure to satisfy any condition to the mergers described in the merger agreement;

•
each of AEP and Berry has agreed to act to cause the AEP common stock to be de-listed from the Nasdaq and de-registered under the Exchange Act promptly after the effective time of the First-Step Merger;

•
unless the Alternative Funding Election has been made, Berry, prior to the effective time of the First-Step Merger, has agreed to use reasonable best efforts to cause the shares of Berry common stock to be issued as stock consideration to be approved for listing on the NYSE, subject to official notice of issuance;

•
unless the Alternative Funding Election has been made and closing of the mergers occurs, officers for each of the Berry parties and AEP has agreed to execute and deliver to their respective tax counsel, certificates containing appropriate representations and covenants, in connection with each such counsel’s delivery of an opinion with respect to the United States federal income tax treatment of the mergers; and

•
Berry has agreed take all action necessary to cause Berry Plastics Corporation, Merger Sub and Merger Sub LLC to perform their respective obligations under the merger agreement and to consummate the mergers and related transactions as set forth in the merger agreement.

Employee Benefit Matters
For one year following the effective date of the mergers, Berry will or will cause the surviving company to provide continuing employees of AEP and its subsidiaries with (i) an annual base salary or wage rate, short-term incentive opportunities and employee benefits (other than severance benefits) that are substantially comparable, in the aggregate, to the annual base salary or wage rate, short-term incentive opportunities and employee benefits, in the aggregate, provided to similarly situated employees of Berry and Berry’s subsidiaries immediately prior to the effective time and (ii) severance benefits that are no less favorable than the severance benefits provided to such employees as in the effect immediately prior to the effective time.

Berry has agreed to give the continuing employees credit for their service with AEP prior to the mergers in connection with any employee benefit plan maintained by the surviving company for purposes of eligibility, vesting and entitlement to benefits (but not benefit accrual purposes under a defined benefit pension plan) to the extent that such recognition of service will not result in the duplication of any benefits.
Berry has agreed, subject to any required consent from any insurer, to waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the continuing employees under any health and welfare plans in which such employees are eligible to participate at or after the effective time to the extent that such limitations were waived under the applicable AEP plan or non-U.S. AEP plan and to provide credit for any co-payments and deductibles paid prior to the closing date, in each case, under Berry’s health and welfare plans on or after the effective time.
Conditions to the Mergers
Mutual Closing Conditions
The obligations of each of AEP and Berry to consummate the mergers are subject to the satisfaction (or waiver if permissible under applicable law by each party in writing) at or prior to the effective time of the First-Step Merger, a number of conditions including the following:
•
no law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority is in effect that enjoins, restrains, prevents or prohibits consummation of the mergers or makes the consummation of the mergers illegal and no governmental authority has instituted any legal proceeding (which remains pending) before any governmental authority seeking to restrain, enjoin or otherwise prohibit the consummation of the mergers and related transactions;

•
approval by AEP stockholders of the base merger consideration proposal, unless Berry has made the Alternative Funding Election and the Alternative Funding Election Period is not yet complete, in which event the approval by AEP stockholders of the alternative merger consideration proposal;

•
expiration or termination of all waiting periods, as extended, applicable to the mergers and related transactions under the HSR Act any other applicable antitrust laws;

•
unless the Alternative Funding Election has been made and the twenty (20) business day Alternative Funding Election Period has not yet ended, declaration of effectiveness by the SEC of this proxy statement/prospectus and its continued effectiveness, and no stop order suspending the effectiveness of this proxy statement/prospectus or proceedings to that effect have been commenced or threatened by the SEC; and

•
unless the Alternative Funding Election has been made and the twenty (20) business day Alternative Funding Election Period has not yet ended, NYSE approval for listing of the shares of Berry common stock to be issued in the mergers has been obtained, subject only to official notice of issuance.

Additional Closing Conditions for the Benefit of Berry
The obligation of each of the Berry parties to effect the mergers is subject to the satisfaction or waiver of the following additional conditions:
•
the accuracy of the representations and warranties of AEP contained in the merger agreement, subject to the materiality standards provided in the merger agreement, as of the date of the merger agreement and as of the closing date of the mergers (except to the extent such representations and warranties speak as of an earlier date);

•
AEP having performed in all material respects all of the obligations required to be performed by it under the merger agreement at or prior to the closing of the mergers;

•
no AEP material adverse effect, from the date of the merger agreement, has occurred or circumstances that may give rise to an AEP material adverse effect exists; and

•
unless the Alternative Funding Election has been made and the twenty (20) business day Alternative Funding Election Period has not yet ended, the receipt by Berry from its tax counsel of a written opinion, dated as of the closing date of the mergers, to the effect that the mergers will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

Additional Closing Conditions for the Benefit of AEP
The obligation of AEP to effect the mergers is subject to the satisfaction or waiver of the following additional conditions:
•
the accuracy of the representations and warranties of the Berry parties contained in the merger agreement, subject to the materiality standards provided in the merger agreement, as of the date of the merger agreement and as of the closing date of the mergers (except to the extent such representations and warranties speak as of an earlier date);

•
each of the Berry parties having performed in all material respects all of the obligations required to be performed by it under the merger agreement at or prior to the closing of the mergers;

•
no Berry material adverse effect, from the date of the merger agreement, has occurred or circumstances that may give rise to a Berry material adverse effect exists; and

•
unless the Alternative Funding Election has been made and the twenty (20) business day Alternative Funding Election Period has not yet ended, the receipt by AEP from its tax counsel of a written opinion, dated as of the closing date of the mergers, to the effect that the mergers will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement
Termination by Mutual Agreement
The merger agreement may be terminated at any time prior to the effective time of the First-Step Merger by the mutual written consent of AEP and Berry.
Termination by Either Berry or AEP
The merger agreement may be terminated at any time prior to the effective time of the First-Step Merger by either Berry or AEP under the following circumstances:
•
if the effective time of the First-Step Merger has not occurred on or before February 24, 2017 (as may be extended, the “end date”), which date may be extended upon written notice from either party to August 24, 2017 in the event that the only closing condition not yet satisfied (other than those conditions that are, by their nature, to be satisfied at closing) is the expiration of all waiting periods (including extensions) applicable to the mergers under the HSR Act and any other applicable antitrust laws though such termination rights shall not be available to a party if the failure of the mergers to have been consummated on or before the end date was primarily due to the failure of such party to perform any representation, warranty, covenant or other agreement of such party set forth in the merger agreement or Berry, if Berry has made an Alternative Funding Election;

•
if any legal restraint in effect enjoining, restraining, preventing or prohibiting the consummation of the mergers or making consummation of the mergers illegal is in effect, final and non-appealable, provided that the right to terminate is not available to a party if such final, non-appealable legal restraint was primarily due to that party’s failure to perform its obligations under the merger agreement; or

•
if a meeting of AEP stockholders is duly convened (or at any adjournment or postponement thereof) and, (A) in the event that Berry has made the Alternative Funding Election and the Alternative Funding Election Period is not yet complete, the alternative merger consideration proposal is not approved by reason of the failure to obtain the required vote upon a final vote taken at the stockholders meeting, or (B) in the event that Berry has not made the Alternative Funding Election or Berry has made the Alternative Funding Election but the closing has not occurred within the Alternative Funding Election Period, the base merger consideration proposal is not approved by reason of the failure to obtain the required vote upon a final vote taken at the AEP stockholder meeting.
Termination by Berry
Additionally, the merger agreement may be terminated by Berry under the following circumstances:
•
at any time prior to the effective time of the First-Step Merger, if AEP breaches or fails to perform any of its representations, warranties, covenants or agreements under the merger agreement where AEP’s breach or failure to perform would, if it occurred or continued to occur on the closing date, give rise to the failure of certain conditions precedent including those regarding (i) accuracy of representations and warranties and (ii) performance of covenants in the merger agreement, and in each case where the failure cannot be cured by AEP by the end date, or if curable, AEP has not cured the breach or failure within thirty (30) days after receipt of written notice from Berry describing such breach or failure in reasonable detail; provided that Berry is not also in breach of its obligations under the merger agreement that would result in the failure of certain conditions precedent including (i) accuracy of representations and warranties and (ii) performance of covenants in the merger agreement; or

•
at any time prior to receipt of the AEP stockholder approval, in the event of an AEP “adverse recommendation change.”

Termination by AEP
Additionally, the merger agreement may be terminated by AEP under the following circumstances:
•
at any time prior to the effective time of the First-Step Merger, if any of the Berry parties breaches or fails to perform any of its representations, warranties, covenants or agreements under the merger agreement where such breach or failure to perform would, if it occurred or continued to occur on the closing date, give rise to the failure of certain conditions precedent, including those regarding (i) accuracy of representations and warranties and (ii) performance of covenants in the merger agreement, and in each case where the failure cannot be cured by any of the Berry parties by the end date, or if curable, Berry has not cured the breach or failure within thirty (30) days after receipt of written notice from AEP describing such breach or failure in reasonable detail; provided that AEP is not also in breach of its obligations under the merger agreement that would result in a failure of certain conditions precedent including (i) accuracy of representations and warranties and (ii) performance of covenants in the merger agreement; or

•
at any time prior to receipt of the AEP stockholder approval, in order to enter into a definitive agreement with respect to a Superior Proposal; provided that AEP pays the termination fee to Berry substantially concurrently with the time of such termination though AEP may enter into any transaction that is a Superior Proposal simultaneously with the termination of the merger agreement, as described in the section entitled “— Termination Fee” below.

Effect of Termination Generally
In the event that AEP or Berry terminates the merger agreement, the merger agreement will become void and have no effect, without any liability on the part of the Berry parties or AEP or their respective directors, officers and affiliates, except that the confidentiality agreements, dated May 17, 2016 and July 21, 2016, between AEP and Berry, and certain other provisions of the merger agreement, including confidentiality of information obtained for certain covenants disclaiming AEP obligations with regard to financing, expense reimbursement regarding debt financing cooperation, effect of termination, termination fees, survival of representations and warranties, other fees and expenses, amendments or supplements, waiver, assignment, counterparts, effectiveness, entire agreement, third-party beneficiaries, governing law, jurisdiction, specific enforcement, waiver of jury trial, notices, severability, non-recourse, definitions and interpretation will survive termination. No termination will relieve any party to the merger agreement of any liability or damages arising out of any breach of the merger agreement occurring prior to the termination of the merger agreement. If either party terminates the merger agreement and the termination would result in the obligation to pay a termination fee, the payment of the termination fee will be the sole and exclusive remedy of such party against the other party for any loss or damage suffered as a result of the failure of the mergers to be consummated, for a breach or failure to perform under the merger agreement, or otherwise, except where liability and damages arose due to the fraud or willful and material breach of a party. In such case, the aggrieved party will not be limited to expense reimbursement or termination fee but is entitled to all rights and remedies available in law or equity.
Expenses
AEP has agreed to reimburse Berry’s documented expenses up to $5 million in the event that:
•
either Berry or AEP terminates the merger agreement due to AEP’s failure to obtain the applicable required vote of the AEP stockholders with respect to the base merger consideration proposal or the alternative merger consideration proposal, as may be applicable, at a duly convened stockholder meeting called for that purpose; or

•
Berry terminates the merger agreement as a result of AEP’s fraud or willful and material breach of any covenant, agreement, representation or warranty in the merger agreement.

Berry has agreed to reimburse AEP’s documented expenses up to $5 million in the event that:
•
AEP terminates the merger agreement as a result of Berry’s fraud or willful and material breach of any covenant, agreement, representation or warranty in the merger agreement.

Except as described above, and in the case of specified reimbursement and indemnification obligations of the Berry parties, all fees and expenses incurred in connection with the transactions contemplated by the merger agreement will be paid by the party incurring such fees or expenses.
Termination Fee
AEP has agreed to pay Berry a termination fee of  $20 million in the event that:
•
at any time prior to the approval of the base merger consideration proposal or the alternative merger consideration proposal, Berry terminates the merger agreement due to an adverse recommendation change by the AEP board of directors;

•
at any time prior to the approval of the base merger consideration proposal or the alternative merger consideration proposal, AEP terminates the merger agreement in order to enter into a definitive agreement with respect to a “Superior Proposal”; or

•
either AEP or Berry terminates the merger agreement (i) due to the non-occurrence of the closing of the mergers by the end date, or the failure to obtain the required vote of the AEP stockholders at a duly convened AEP stockholder meeting where a vote on the merger agreement occurs, (ii) a takeover proposal is publicly disclosed after the date of the merger agreement and not publicly withdrawn within fifteen (15) days before the date of such termination, and (iii) within twelve (12) months of the date the merger agreement is terminated, AEP consummates the transactions contemplated by such takeover proposal; provided that the definition of  “takeover proposal” for purposes of this provision regarding the payment of a termination fee requires that such takeover proposal be for fifty percent (50%) of the assets, revenues or outstanding equity, as applicable, rather than fifteen percent (15%).

Upon the termination of the merger agreement and payment of the termination fee or expense reimbursement, neither party to the merger agreement will have any continuing liability to the other party, except for liabilities or damages arising from fraud or a willful and material breach of the merger agreement.

Amendment or Supplement; Waiver
Amendment or Supplement
The merger agreement may be amended by the parties, in writing, at any time before or after receipt of the AEP stockholder approval. However, after the AEP stockholder approval has been received, no amendment or change to the merger agreement is permissible that would require further AEP stockholder approval under applicable law or in accordance with the rules and regulations of Nasdaq without such approval.
Waiver
At any time prior to the effective time of the First-Step Merger, any party may, subject to applicable laws and certain conditions specified in the merger agreement, (i) waive any inaccuracies in the representations and warranties of any other party to the merger agreement, (ii) extend the time for the performance of any of the obligations or acts of any other party to the merger agreement or (iii) waive compliance by the other party with any of the agreements specified in the merger agreement or, except as otherwise provided in the merger agreement, waive any of such party’s conditions; provided, however, that after the AEP stockholder approval has been obtained, if applicable, there shall be made no waiver that by applicable law or in accordance with the rules and regulations of Nasdaq requires further approval by the stockholders of AEP without the further approval of such stockholders.
Specific Performance
In addition to any other remedy that may be available to each party, including monetary damages, each of the parties will be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically its terms and provisions.
Governing Law
The merger agreement is governed by the laws of the State of Delaware, except for the Berry Commitment Letter, which are governed by the laws of the State of New York (subject to certain exceptions).
Voting Agreement
In connection with the execution of the merger agreement, Berry has entered into voting agreements, each dated as of August 24, 2016, with certain stockholders of AEP. The voting agreements generally require, subject to certain exceptions, such stockholders to vote, or cause or direct to be voted, all of the shares of AEP common stock beneficially owned by such stockholders in favor of the approval and adoption of the merger agreement and the mergers and against matters that would reasonably be expected to materially impede, interfere with, delay or postpone any of the transactions contemplated by the merger agreement.
Additionally, the voting agreements prohibit such AEP stockholders from:
•
taking certain actions to solicit, initiate or knowingly encourage or knowingly facilitate any alternative acquisition proposal, provided that such AEP stockholders may take such actions consistent with the merger agreement in their respective capacities as officers or directors of AEP; or

•
transferring their shares, subject to certain exceptions.

The voting agreements automatically terminate without any further action required by any person upon the earliest to occur of the termination of the merger agreement, the effective time of the First-Step Merger, or, except as otherwise permitted pursuant to the merger agreement, any amendment to, or waiver of, the merger agreement that reduces the amount or changes the form of the consideration to be received by the AEP stockholders in the mergers.

As of the record date, AEP stockholders who are the parties to the voting agreements beneficially owned 1,099,189 shares of AEP common stock, representing approximately 21.5% of the shares of AEP common stock outstanding on that date.
The preceding discussion is a summary of the voting agreements and is qualified in its entirety by reference to the form of voting agreement, which is provided in its entirety as Annex B to this proxy statement/prospectus.
Amendment of Rights Plan
On August 24, 2016, in connection with the execution of the merger agreement, AEP and American Stock Transfer and Trust Company (which we refer to as the “Trust Agent”) entered into Amendment No. 3 to the Amended and Restated Rights Agreement between AEP and the Trust Agent, dated March 28, 2014. The amendment permits the execution of the merger agreement and the performance and consummation of the transactions contemplated by the merger agreement, including the merger, without triggering the provisions of the Amended and Restated Rights Agreement.

ACCOUNTING TREATMENT OF THE MERGERS
The mergers will be accounted for as an acquisition by Berry using the acquisition method of accounting in accordance with GAAP. Accordingly, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of AEP as of the effective time of the First-Step Merger will be recorded at their respective fair values and added to those of Berry.
Any excess of purchase price over the fair values will be recorded as goodwill. The consolidated combined financial statements of Berry will reflect these fair values and the results of operations of AEP only after the mergers close and will not be restated retroactively to reflect the historical financial position or results of operations of AEP. The purchase price will be determined by adding (i) the product obtained by multiplying (A) the number of shares of AEP common stock to be cancelled in the merger, by (B) 2.5011, the exchange ratio and (C) the closing price of Berry’s common stock on the last trading day prior to the date of acquisition and (ii) the amount of cash consideration paid by Berry.
Definite lived intangible assets will be amortized over their estimated useful lives. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill are also tested for impairment when certain indicators are present.
The final purchase price and fair value assessment of assets and liabilities will be based in part on a detailed valuation, which has not yet been completed.

APPRAISAL RIGHTS OF AEP STOCKHOLDERS
General
If you hold one or more shares of AEP common stock, you are entitled to appraisal rights under Delaware law and have the right to have your shares appraised by the Delaware Court of Chancery and receive the “fair value” of such shares (exclusive of any element of value arising from the accomplishment or expectation of the First-Step Merger) as of the completion of the First-Step Merger in place of the merger consideration, as determined by the court, if you strictly comply with the procedures specified in Section 262 of the DGCL. Any such AEP stockholder awarded “fair value” for their shares by the court would receive payment of that fair value in cash, together with interest, if any, in lieu of the right to receive the merger consideration.
The following discussion is not a full summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL that is attached to this proxy statement/prospectus as Annex D. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of the shares of AEP common stock. A person having a beneficial interest in shares of common stock of AEP held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. If you hold your shares of AEP common stock through a broker, fiduciary, depository or other nominee and you wish to exercise appraisal rights, you should consult with your broker, fiduciary, depository or the other nominee, as described below. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation that you exercise your rights to seek appraisal under Section 262 of the DGCL.
Under Section 262 of the DGCL, when a merger is submitted for approval at a meeting of stockholders, AEP, not less than twenty (20) days prior to the meeting, must notify each stockholder who was an AEP stockholder on the record date for notice of such meeting with respect to shares for which appraisal rights are available, that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement/prospectus constitutes the required notice, and the copy of applicable statutory provisions is attached to this proxy statement/prospectus as Annex D. A holder of AEP common stock who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion and Annex D carefully. Failure to strictly comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights. A stockholder who loses his, her or its appraisal rights will be entitled to receive the per share merger consideration.
How to Exercise and Perfect Your Appraisal Rights
AEP stockholders wishing to exercise the rights to seek an appraisal of their shares must do ALL of the following:
•
you must NOT vote in favor of the adoption of the base merger consideration proposal or the alternative merger consideration proposal, as applicable (i.e., if the base merger consideration becomes payable, you must not have voted in favor of the base merger consideration proposal, and if the alternative merger consideration becomes payable, you must not have voted in favor of the alternative merger consideration proposal). Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of the adoption of the base merger consideration proposal and the alternative merger consideration proposal, as applicable, if you vote by proxy and wish to exercise your appraisal rights you must vote against the adoption of the base merger consideration proposal or the alternative merger consideration proposal, as applicable, abstain or not vote your shares;

•
you must deliver to AEP a written demand for appraisal before the vote on the adoption of the base merger consideration proposal and the alternative merger consideration proposal at the special meeting;

•
you must continuously hold your shares of AEP common stock from the date of making the demand through the effective time of the First-Step Merger. You will lose your appraisal rights if you transfer the shares before the effective time of the First-Step Merger; and

•
you or the surviving company (or any other stockholder that has properly demanded appraisal rights and is otherwise entitled to appraisal rights) must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within one hundred twenty (120) days after the effective time of the First-Step Merger. The surviving company is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so. Accordingly, it is the obligation of the AEP stockholders to take all necessary action to perfect their appraisal rights in respect of shares of AEP common stock within the time prescribed in Section 262 of the DGCL.

Voting, in person or by proxy, against, abstaining from voting on or failing to vote on the adoption of the merger agreement, pursuant to the base merger consideration proposal or the alternative merger consideration proposal, as applicable, will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.
Who May Exercise Appraisal Rights
Only a holder of record of shares of AEP common stock issued and outstanding immediately prior to the effective time of the First-Step Merger may assert appraisal rights for the shares of stock registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the stock certificate (or in the stock ledger). The demand must reasonably inform AEP of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its common stock. Beneficial owners who do not also hold their shares of common stock of record may not directly make appraisal demands to AEP. The beneficial holder must, in such cases, have the owner of record, such as a bank, brokerage firm or other nominee, submit the required demand in respect of those shares of common stock of record. A record owner, such as a bank, brokerage firm or other nominee, who holds shares of AEP common stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of AEP common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of AEP common stock as to which appraisal is sought. Where no number of shares of AEP common stock is expressly mentioned, the demand will be presumed to cover all shares of AEP common stock held in the name of the record owner.
If you hold your shares in bank or brokerage accounts or other nominee forms, and you wish to exercise appraisal rights, you should consult with your bank, brokerage firm or other nominee, as applicable, to determine the appropriate procedures for the bank, brokerage firm or other nominee to make a demand for appraisal of those shares. If you have a beneficial interest in shares held of record in the name of another person, such as a bank, brokerage firm or other nominee, you must act promptly to cause the record holder to follow properly and in a timely manner the steps necessary to perfect your appraisal rights.
If you own shares of AEP common stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or for you and all other joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in making the demand, such person is acting as agent for the record owner. If you hold shares of AEP common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.
If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:
AEP Industries Inc.
95 Chestnut Ridge Road
Montvale, New Jersey 07645
Attn: John F. Hughes, Jr., Vice President and Secretary
(201) 641-6600
Berry’s Actions After Completion of the Mergers
If the First-Step Merger is consummated, the surviving company will give written notice that the First-Step Merger has become effective within ten (10) days after the effective time of the First-Step Merger to each stockholder that did not vote in favor of the base merger consideration proposal or the alternative merger consideration proposal, as applicable, and delivered a written demand for appraisal in accordance with Section 262 of the DGCL. At any time within sixty (60) days after the effective time of the First-Step Merger, any stockholder that did not commence an appraisal proceeding or join in such a proceeding as a named party will have the right to withdraw such demand and to accept the merger consideration for his, her or its shares of AEP common stock in accordance with the merger agreement. Within one hundred and twenty (120) days after the effective time of the First-Step Merger, but not later, any stockholder that has complied with the requirements of Section 262 of the DGCL, or the surviving company may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving company in the case of a petition filed by a stockholder, demanding a determination of the value of the shares of AEP common stock held by all such stockholders. The surviving company is under no obligation to file an appraisal petition and has no intention of doing so. If you desire to have your shares appraised, you should initiate any petitions necessary for the perfection of your appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.
Within 120 days after the effective time of the First-Step Merger, any stockholder that has complied with the provisions of Section 262 of the DGCL will be entitled to receive from the surviving company, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the adoption of the base merger consideration proposal or the alternative merger consideration proposal, as applicable, and with respect to which AEP has received demands for appraisal, and the aggregate number of holders of those shares. The surviving company must mail this statement within the later of  (i) ten (10) days of receipt by the surviving company of the request therefor or (ii) ten (10) days after expiration of the period for delivery of demands for appraisal. If you are the beneficial owner of shares of stock held in a voting trust or by a nominee on your behalf you may, in your own name, file an appraisal petition or request from the surviving company the statement described in this paragraph.
If a petition for appraisal is duly filed by any record holder of AEP common stock who has properly perfected his, her or its appraisal rights in accordance with the provisions of Section 262 of the DGCL, and a copy of the petition is delivered to the surviving company, the surviving company will then be obligated, within twenty (20) days after receiving service of a copy of the petition, to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all holders who have demanded an appraisal of their shares. The Delaware Court of Chancery will then determine which stockholders are entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings and the Delaware Court of Chancery may dismiss the proceedings as to any stockholder who fails to comply with this direction. Where proceedings are not dismissed or the demand for appraisal is not successfully withdrawn, the appraisal proceeding will be conducted as to the shares of AEP common stock owned by such stockholders in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of AEP common stock at the effective time of the First-Step Merger held by all stockholders who have properly perfected appraisal rights, exclusive of any element of value arising from the accomplishment or expectation of the First-Step Merger. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time of the First-Step Merger through the date of payment of the judgment will be compounded quarterly and will accrue at five percent (5%) over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the First-Step Merger and the date of payment of the judgment. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon, if any, to the stockholders entitled to receive the same, upon surrender by such stockholders of their stock certificates or, in the case of book-entry shares, forthwith.
In determining the fair value, and, if applicable, interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. The fair value of your shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the applicable merger consideration. Berry does not anticipate offering more than the per share merger consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of AEP common stock is less than the applicable per share merger consideration. Although AEP believes the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery.
If no party files a petition for appraisal within one hundred and twenty (120) days after the effective time of the First-Step Merger, then all stockholders will lose the right to an appraisal, and will instead receive the applicable merger consideration described in the merger agreement, without interest thereon, less any withholding taxes.
The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may tax those costs against the parties as the Delaware Court of Chancery deems to be equitable under the circumstances. However, costs do not include attorneys and expert witness fees. Each stockholder is responsible for its own attorneys and expert witnesses expenses, although, upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.
Any stockholder that has duly demanded an appraisal in compliance with Section 262 of the DGCL will not, after the effective time of the First-Step Merger, be entitled to vote the shares of AEP common stock subject to that demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record as of a record date prior to the effective time of the First-Step Merger.
Any stockholder that has not commenced an appraisal proceeding or joined such a proceeding as a named party may withdraw a demand for appraisal and accept the merger consideration by delivering a written withdrawal of the demand for appraisal to the surviving company, except that any attempt to withdraw made more than sixty (60) days after the effective time of the First-Step Merger will require written approval of the surviving company. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery and such approval may be conditioned on the terms the Delaware Court of Chancery deems just; provided, however, that such requirement will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the merger agreement within sixty (60) days. If you fail to perfect, successfully withdraw or lose the appraisal right, your shares will be converted into the right to receive the applicable merger consideration, without interest thereon, less any withholding taxes.
Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of appraisal rights. In that event, you will be entitled to receive the applicable merger consideration for your shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the DGCL, if you are an AEP stockholder and are considering exercising your appraisal rights under the DGCL, you should consult your own legal advisor.
THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF YOU WISH TO EXERCISE

YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL WILL GOVERN.

COMPARISON OF THE RIGHTS OF STOCKHOLDERS
Under the merger agreement, AEP stockholders will exchange their shares of AEP common stock for shares of Berry common stock and cash. AEP is organized under the laws of the State of Delaware, and the rights of AEP stockholders are governed by the applicable laws of the State of Delaware, including the DGCL, the Restated Certificate of Incorporation of AEP (the “AEP Certificate”), and the Seventh Amended and Restated Bylaws of AEP (the “AEP Bylaws”). In addition, as AEP common stock is listed on Nasdaq, AEP’s corporate governance is subject to compliance with the Nasdaq corporate governance requirements. Berry is organized under the laws of the State of Delaware, and the rights of Berry’s stockholders are governed by the applicable laws of the State of Delaware, including the DGCL, and the Amended and Restated Certificate of Incorporation of Berry (the “Berry Certificate”), and the Amended and Restated Bylaws of Berry (the “Berry Bylaws”). In addition, as Berry common stock is listed on the NYSE, Berry’s corporate governance is subject to compliance with the NYSE corporate governance standards. Upon consummation of the mergers, certain AEP stockholders will become Berry stockholders, and the Berry Certificate, the Berry Bylaws, the DGCL and the rules and regulations applying to public companies listed on the NYSE will govern their rights as Berry stockholders.
The following discussion is a summary of the material differences between the current rights of Berry stockholders and the current rights of AEP stockholders, but does not purport to be a complete description of those differences. These differences may be determined in full by reference to the DGCL, the Berry Certificate, the AEP Certificate, the Berry Bylaws, the AEP Bylaws and such other governing documents referenced in this summary of stockholder rights. AEP has filed with the SEC its respective governing documents referenced in this summary of stockholder rights and will send copies of these documents to you, without charge, upon your request. Berry has filed with the SEC its respective governing documents referenced in this summary of stockholder rights, which are incorporated into this proxy statement/prospectus by reference, and will send copies of these documents to you, without charge, upon your request. See “Where You Can Find More Information.”
Berry	AEP
Authorized Capital Stock

Berry is authorized to issue up to 450 million shares, divided into two classes consisting of:
•
400 million shares of common stock with a par value of  $0.01 per share; and

•
50 million shares of preferred stock with a par value of  $0.01 per share.

AEP is authorized to issue up to 31 million shares, divided into two classes consisting of:
•
30 million shares of common stock with a par value $0.01 per share; and

•
1 million shares of preferred stock with a par value $1.00 per share, of which 30,000 shares are designated Series A Junior Participating Preferred Stock, par value $1.00 per share.

As of December 12, 2016, 122,261,238 shares of common stock and no shares of preferred stock were outstanding.	As of December 12, 2016, 5,113,801 shares of Company common stock, including 4,380 shares of restricted stock, and no shares of preferred stock, including Series A Junior Participating Preferred Stock, were outstanding.
Issuance of Additional Shares
The Berry board of directors may authorize the issuance of additional shares of common stock up to the amounts authorized in the Berry Certificate, without stockholder approval, subject to the restrictions of the DGCL, the Berry Certificate and the NYSE.	The AEP board of directors may authorize the issuance of additional shares of common stock up to the amounts authorized in the AEP Certificate, without stockholder approval, subject only to the restrictions of the DGCL, the AEP Certificate, and the Nasdaq Global Select Market.

Berry	AEP
Under the Berry Certificate, the Berry board of directors has the power to approve the issuance of one or more series of preferred stock with such designation, preferences, limitations and relative voting and other rights as provided by the board of directors and as set forth in a resolution.	Under the AEP Certificate, the AEP board of directors has the power to approve the issuance of one or more series of preferred stock with such designation, preferences, limitations and relative voting and other rights as provided by the board of directors and as set forth in a resolution.
Voting Rights

Under the Berry Certificate, each outstanding share of Berry common stock, regardless of class, is entitled to one vote on all matters submitted to a vote at a meeting of Berry’s stockholders.
The Berry Certificate does not permit Berry stockholders to cumulate their votes with respect to the election of directors.

Under the AEP Bylaws, each outstanding share of AEP common stock, regardless of class, is entitled to one vote on all matters submitted to a vote at a meeting of AEP’s stockholders.
AEP stockholders do not have the right to cumulate their votes with respect to the election of directors.

Quorum

Under the Berry Bylaws, at all meetings of Berry’s stockholders, the holders of at least a majority of the outstanding shares entitled to vote generally in the election of directors, represented in person or by proxy, constitutes a quorum, unless a greater number is required by law or when specified business is to be voted on by a class or series of stock voting as a class.
When specified business is to be voted on by a class or series of stock voting as a class, a majority of the shares of such class or series constitute a quorum for such class or series.
Under the AEP Bylaws, at all meetings of AEP’s stockholders, the holders of at least one third of the outstanding shares entitled to vote at such meeting, represented in person or by proxy, constitutes a quorum, except as otherwise expressly provided by law, the AEP Certificate or the AEP Bylaws.
Requisite Vote for Stockholder Approval
The Berry Bylaws provide that action by the stockholders on a matter (other than the election of directors) is approved by the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter, subject to the Berry Certificate, Berry Bylaws, or as otherwise provided by law.	The AEP Bylaws provide that action by the stockholders on a matter (other than the election of directors) is approved by the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter, subject to the AEP Certificate, AEP Bylaws, or as otherwise provided by law.
Number, Classification and Qualifications of Directors
The Berry Bylaws require that the Berry board of directors have no less than three and no more than fifteen (15) directors on the Berry board of directors.	The AEP Bylaws provide that the number of directors shall be fixed by vote of the AEP board of directors from time to time, at any regular or special meeting.
There are currently ten (10) directors on the Berry board of directors.	There are currently eight directors on the AEP board of directors.

Berry	AEP
The Berry board of directors is currently divided into three classes of directors, as nearly equal in number as possible, with staggered three-year terms.	The AEP board of directors is divided into three classes of directors, each class to contain as near as possible to one-third of the total number of directors, with staggered three-year terms.
The Berry Bylaws provide that directors hold office until the next annual meeting of stockholders for which their applicable class term ends. However, a director continues to serve until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation or removal.	The AEP Certificate and AEP Bylaws provide that directors hold office until the next annual meeting of stockholders for which their applicable class term ends. However, a director continues to serve until such director’s successor is duly elected and qualified, or until such director’s earlier resignation or removal.
Berry’s board of directors has deemed it advisable to amend the Berry Certificate to declassify the Berry board of directors such that, after the initial transition period, directors will be elected for one-year terms rather than the staggered three-year terms currently provided in the Berry Certificate. The proposed amendments to Berry Certificate are subject to stockholder approval at the 2017 annual meeting of Berry stockholders.
Election of Directors
The Berry Bylaws provide that nominees to the board of directors are elected by the affirmative vote of the plurality of votes cast at any annual meeting at which a quorum is present.	The AEP Bylaws provide that nominees to the board of directors are elected by the affirmative vote of the plurality of votes cast at any annual meeting at which a quorum is present.
Filling Vacancies on the Board of Directors

Under the Berry Bylaws, vacancies and newly created directorships (due to an increase in the authorized number of directors) are filled by the affirmative vote of the majority of the remaining directors, even if less than a quorum, subject to the rights of holders of any series of preferred stock.
The Berry Certificate provides that any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.
Under the AEP Bylaws, vacancies and newly-created directorships (due to an increase in the authorized number of directors) may be filled by a majority of the remaining directors then in office, even if less than a quorum, or by a sole remaining director.
Removal of Directors
The Berry Certificate currently provides that directors may only be removed for cause by the affirmative vote of the holders of at least a majority of the votes which the stockholders would be entitled to cast in any annual election of directors or a class of directors.	As permitted by the DGCL, the AEP Bylaws provide directors may only be removed for cause by the affirmative vote of the holders of at least a majority of the shares then entitled to vote at an election of directors.

Berry	AEP
Following the declassification of the Berry board of directors, directors would be subject to removal with or without cause. See “Election of Directors” above.
Transactions Involving Directors

The Berry Certificate allows directors (or officers) to have an interest in a contract or transaction with Berry if the interest is disclosed or known to the Berry board of directors or a majority of directors present at any board of directors meeting at which action upon the contract or transaction is taken.
Common or interested directors may be counted for purposes of establishing a quorum at a meeting of the board of directors during which the contract or transaction is authorized, and such directors are permitted to vote to authorize any such contract or transaction.
Any such contract, transaction or act of Berry or its board of directors that is ratified at an annual meeting or special meeting of the stockholders called for such purpose, will be as valid and as binding as though ratified by every stockholder, provided that any failure of the stockholders to approve or ratify such contract, transaction or act will not invalidate it or deprive Berry or its directors, officers or employees of the right to proceed with such contract, transaction or act.
The DGCL allows directors to have an interest in a contract or transaction with AEP if (i) the interest is disclosed to or known by the board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of disinterested directors, even if the disinterested directors are less than a quorum, or (ii) the material facts as to the director’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to AEP as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. Common or interested directors may be counted for purposes of establishing a quorum at a meeting of the board of directors or of a committee which authorizes any such contract or transaction.
Director Liability

Pursuant to the provisions of the DGCL and the Berry Certificate, Berry’s directors will not be liable to Berry or its stockholders for monetary damages due to a breach of fiduciary duty as a director, except for liability:
•
for any breach of the director’s duty of loyalty to Berry or its stockholders,

•
for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•
the unlawful payment of dividends or unlawful stock purchases, or

•
for any transaction from which the director derived an improper personal benefit.

Pursuant to the provisions of the DGCL and the AEP Certificate, AEP’s directors will not be liable to AEP or its stockholders for monetary damages for breach of fiduciary duty, except for liability:
•
for any breach of the director’s duty of loyalty to AEP or its stockholders,

•
for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•
the unlawful payment of dividends or unlawful stock purchases, or

•
for any transaction from which the director derived an improper personal benefit.

Berry	AEP
The Berry Certificate provides that any amendment, repeal, or modification of Article IX in the Berry Certificate (relating to director liability) or to the DGCL that is inconsistent with the director liability provision will be prospective only.	The AEP Certificate provides that any repeal or modification of Article FIFTEENTH in the AEP Certificate (relating to director liability) shall be by the affirmative vote of the holders of not less than 80% of outstanding shares of stock of AEP entitled to vote in the election of directors and shall be prospective only and shall not adversely affect any right or protection of a director of AEP existing at the time of such repeal or modification.
In addition, any amendment to the DGCL that eliminates or limits director personal liability shall apply to Berry’s directors to the fullest extent permitted by the DGCL, as amended.	In addition, any amendment to the DGCL that eliminates or limits director personal liability shall apply to AEP’s directors to the fullest extent permitted by the DGCL, as amended.
Indemnification of Directors, Officers and Employees

Under the DGCL, a corporation may indemnify any person made a party or threatened to be made a party to any type of proceeding (other than certain actions by or in right of the corporation) because he or she is or was a director, officer, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; or in a criminal proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful.
Expenses incurred by an officer or director (or other employees or agents as deemed appropriate by the board of directors) in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by such person to repay such amount if it is ultimately determined that such person is not entitled to be indemnified.
To indemnify a party, the corporation must determine that the party met the applicable standards of conduct.
To the extent that a present or former director or officer has been successful on the merits or otherwise in defense of any such proceeding, he or she must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the proceeding.

Under the DGCL, a corporation may indemnify any person made a party or threatened to be made a party to any type of proceeding (other than certain actions by or in right of the corporation) because he or she is or was a director, officer, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; or in a criminal proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful.
Expenses incurred by an officer or director (or other employees or agents as deemed appropriate by the board of directors) in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by such person to repay such amount if it is ultimately determined that such person is not entitled to be indemnified.
To indemnify a party, the corporation must determine that the party met the applicable standards of conduct.
To the extent that a present or former director or officer has been successful on the merits or otherwise in defense of any such proceeding, he or she must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the proceeding.

Berry	AEP

The Berry Certificate provides that each person who was or is a party or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Berry or is or was at such time serving at the request of Berry as a director, officer, trustee, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by Berry, will be indemnified and held harmless by Berry to the fullest extent authorized by the DGCL.
This right to indemnification includes the right to be paid for all expense, liability and loss incurred in connection with any such proceeding in advance of its final disposition, provided such proceeding or part of such proceeding was authorized by the Berry board of directors.
The Berry Certificate permits Berry to maintain insurance to protect itself and any current or former director, officer, employee or agent of Berry, or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Berry would have the power to indemnify such person against such liability under the DGCL.

The AEP Certificate and the AEP Bylaws provide that AEP shall indemnify and hold harmless any director, officer, employee or agent of AEP from and against any and all expenses and liabilities that may be imposed upon or incurred by him or her in connection with, or as a result of any proceeding in which he or she may become involved, as a party or otherwise, by reason of the fact that he or she is or was such a director, officer, employee or agent of AEP, whether or not he or she continues to be such at the time such expenses and liabilities shall have been imposed or incurred, to the extent permitted by the DGCL, as it may be amended from time to time.
Expenses incurred in defending the proceeding shall be paid by AEP in advance of a final disposition upon delivery to AEP of an undertaking to repay such amount if ultimately determined that the director, officer, employee or agent is not entitled to indemnification.

Advance Notice Requirements for Presentation of Business and Nominations of Directors at Annual Meetings of Stockholders

The Berry Bylaws require written, printed or electronic notice that states the place, date and time of the meeting and the purpose or purposes for which the meeting is called.
Notice must be given by Berry to each stockholder of record entitled to vote at the meeting not fewer than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting.

The AEP Bylaws require written notice that states the place, date and time of the meeting and, for a special meeting, the purpose or purposes for which the meeting is called.
Notice must be given by AEP to each stockholder of record entitled to vote at the meeting not fewer than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting.

Stockholders may submit proposals for business to be considered at Berry’s annual meeting of stockholders if:
•
the stockholder is a stockholder of record at the time of providing the appropriate notice and at the time of the annual meeting;

The AEP Bylaws provide that nominations for the election of directors may be made at any annual meeting of stockholders or any special meeting of stockholders called for the purpose of electing directors (i) by or at the direction of the board of directors or (ii) by any stockholder of AEP who is entitled to vote on such election at the meeting, who

Berry	AEP
• is entitled to vote at the meeting; and • complies with the notice requirements set forth in the Berry Bylaws.	complies with the notice procedures set forth in the AEP Bylaws; provided that, for a special meeting the board of directors has determined that directors shall be elected at such meeting.

For Berry’s annual meeting, timely notice from a stockholder must be given to Berry’s secretary:
•
at least ninety (90) days but no more than one hundred and twenty (120) days prior to the first anniversary of the preceding year’s annual meeting; provided that if the annual meeting date is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder must be delivered at least ninety (90) days but no more than one hundred and twenty (120) days prior to the date of such annual meeting; or

•
if the first public announcement of the annual meeting date is less than one hundred (100) days prior to such annual meeting date, the tenth (10th) day following the day on which such public announcement is made by Berry.

For a special meeting, timely notice from a stockholder must be given to Berry’s secretary:
•
at least ninety (90) days but no more than one hundred and twenty (120) days prior to the meeting date of the special meeting; or

•
if the first public announcement of the special meeting date is less than one hundred (100) days prior to the date of such meeting, the tenth (10th) day following the day on which the public announcement is made by Berry.

Stockholders may submit proposals for business to be considered at AEP’s annual meeting of stockholders if:
•
the stockholder is a stockholder of record on the date of providing the appropriate notice and on the record date for determining stockholders entitled to notice of and to vote at such annual meeting; and

•
complies with the notice requirements set forth in the AEP Bylaws.

For AEP’s annual meeting, timely notice from a stockholder must be given to AEP’s secretary:
•
at least ninety (90) days but no more than one hundred and twenty (120) days prior to the first anniversary of the preceding year’s annual meeting; provided that if the annual meeting date is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder must be delivered at least ninety (90) days but no more than one hundred and twenty (120) days prior to the date of such annual meeting;

•
if the first public announcement of the date of the meeting is less than one hundred (100) days prior to such annual meeting date, the tenth (10th) day following the day on which such public announcement is made by AEP; or

•
if the number of directors to be elected to the AEP board of directors is increased and there is no public announcement of all of the nominees or specifying the size of the increased board of directors at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, the tenth (10th) day following the day on which such public announcement is made by AEP.

For a special meeting, timely notice from a stockholder must be given to AEP’s secretary:
•
at least ninety (90) days but no more than one hundred and twenty (120) days prior to the meeting date of the special meeting; or

•
if the first public announcement of the special meeting date is less than one hundred (100)

Berry	AEP
days prior to the date of such meeting, the tenth (10th) day following the day on which the public announcement is made by AEP.

A stockholder of record’s nomination of an individual for election to the board of directors must set forth, among other things:
•
all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and related rules and regulations (including such person’s written consent to being named as a nominee and to serving as a director if elected);

•
a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among the nominating stockholder and beneficial owner, if any, and their respective affiliates and associates, and each proposed nominee, and his or her respective affiliates and associates; and

•
a copy of the completed and signed questionnaire, representation and agreement as required by the Berry Bylaws.

In addition, Berry may require any proposed nominee to furnish other information as may reasonably be required by Berry to determine the eligibility of such proposed nominee to serve as an independent director of Berry or that could be material to a reasonable stockholder’s understanding of such nominee’s independence, or lack thereof.

A stockholder of record’s nomination of an individual for election to the board of directors must set forth, among other things:
•
all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and related rules and regulations (including such person’s written consent to being named as a nominee and to serving as a director if elected);

•
a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among the nominating stockholder and beneficial owner, if any, and their respective affiliates and associates, and each proposed nominee, and his or her respective affiliates and associates;

•
a copy of the completed and signed questionnaire, representation and agreement as required by the AEP Bylaws;

•
the name and address of the stockholder giving notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made;

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the class and number of shares owned beneficially and of record by such stockholder and beneficial owner, if any;

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a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among the nominating stockholder and beneficial owner, if any, and their respective affiliates and associates;

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a description of any proxy, relationship, agreement arrangement or understanding entered into by or on behalf of such stockholder or such beneficial owner, if any, the effect or intent of which is to mitigate loss, manage risk or benefit from share price changes or increase or decrease the voting power of such stockholder or beneficial owner, with respect to shares of AEP capital stock;

Berry	AEP

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a description of any agreement, arrangement or understanding between such stockholder or beneficial owner and any other person relating to acquiring, holding, voting or disposing of any shares of AEP capital stock;

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a representation that the stockholder is a holder of record of shares of AEP capital stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting; and

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a representation whether the stockholder or the beneficial owner, if any, intends, or is part of a group that intends, to deliver a proxy statement or form of proxy to holders of shares of AEP capital stock required to elect the nominee or otherwise to solicit proxies from stockholders in support of such nomination.

In addition, AEP may require any proposed nominee to furnish other information as may reasonably be required by AEP to determine the eligibility or independence of such proposed nominee to serve as a director of AEP.

Proxy Access

The Berry Bylaws permit a holder (or a group of not more than 20 holders) of at least 3% of the Berry’s outstanding common stock continuously for at least three years to nominate and include in Berry’s proxy materials director nominees constituting up to the greater of two individuals or 20% of the board of directors, provided that the nominating holder(s) and the nominee(s) satisfy certain requirements specified in the Berry Bylaws. Such requirements include, among others,
•
the nomination must be made pursuant to a notice delivered to and received by Berry not less than 120 days nor more than 150 days prior to the anniversary of the date Berry commenced mailing of its proxy materials in connection with the most recent annual meeting of stockholders,

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the nominating stockholder and proposed nominee must provide certain information about themselves and submit certain representations and undertakings, including those required to be submitted by stockholders and proposed nominees as described under “Advance Notice Requirements for

The AEP Bylaws do not permit AEP’s stockholders to include director nominees in AEP’s proxy materials.

Berry	AEP

Presentation of Business and Nominations of Directors at Annual Meetings of Stockholders” above,
•
the nominee must meet certain requirements described in the Berry Bylaws, including that the nominee be independent, and

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the nominating stockholder must have acquired the qualifying shares in the ordinary course of business and may not have intent to influence or change the control of Berry.

Special Meetings of Stockholders
The Berry Bylaws provide that, subject to any specified rights of preferred stockholders, a special meeting of stockholders may only be called by the chairman of the board of directors or a majority of the whole board of directors.	The AEP Bylaws provide that a special meeting of stockholders may only be held when called by resolution of the board of directors, by the chairman of the board of directors or by AEP’s president.
Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.	Business transacted at any special meeting of stockholders of AEP shall be limited to the purposes stated in the notice of such meeting.
Stockholder Action Without a Meeting
The Berry Certificate provides that any action required or permitted to be taken by the holders of common stock may not occur by written consent.	The AEP Certificate provides that except as approved by a vote of not less than a majority of the directors of AEP then holding office, any action required or permitted to be taken by the holders of common stock may not occur by written consent.
Amendment of Certificate of Incorporation and Bylaws
Certificate of Incorporation	Certificate of Incorporation

Berry reserves the right to amend, alter, change, or repeal any provision in the Berry Certificate, and any other provisions authorized by the DGCL. All rights, preferences and privileges of any nature conferred on stockholders, directors, or any other persons under the Berry Certificate are granted subject to Berry’s reserved right.
Any amendment of the Berry Certificate by stockholder approval requires an affirmative vote of the holders of at least a majority of the voting power of all of the shares of Berry entitled to vote generally at an election of directors, voting together as a single class.

AEP reserves the right to amend, alter, change or repeal any provision in the AEP Certificate as prescribed by the DGCL. All rights conferred upon stockholders under the AEP Certificate are granted subject to AEP’s reserved right.
Under the DGCL, unless otherwise provided in the certificate of incorporation, an amendment of the AEP Certificate may be adopted if the board of directors adopts a resolution setting forth the amendment proposed and declaring its advisability, and, at an annual or special meeting, a majority of the shares entitled to vote approve such an amendment. Any provision in the certificate of incorporation which requires a greater vote than required by law cannot be amended or repealed except by such greater vote.
In addition to voting requirements imposed by law and the AEP Certificate, the affirmative vote of the

Berry	AEP
holders of at least eighty percent (80%) of the outstanding capital stock entitled to vote generally in the election of directors, considered as one class, is required to amend, alter, change, repeal or rescind in any respect Articles FIFTH (board of directors), SIXTH (indemnification), ELEVENTH (business combination), TWELFTH (written consent) and THIRTEENTH (amendments to the AEP Bylaws) of the AEP Certificate.
Bylaws	Bylaws

The Berry Bylaws may be altered, amended or repealed at any meeting of the board of directors or of the stockholders, provided notice is given in accordance with the Berry Bylaws. The board of directors has authority to so alter, amend, or repeal the Berry Bylaws without any action on the part of the stockholders, subject to the Berry Bylaws.
The Berry Certificate provides that bylaws may be adopted by the board of directors, noting that any bylaws adopted by the board of directors may be amended, modified, or repealed by the stockholders entitled to vote thereon.
The AEP Certificate and AEP Bylaws provide that the AEP Bylaws may be amended by the stockholders or by the board of directors and any such amendments must be approved by either the holders of not less than eighty percent (80%) of the outstanding capital stock entitled to vote generally in the election of directors, considered as one class or by a majority of the directors present at a meeting at which a quorum is present, respectively.
Business Combinations

Under the DGCL, certain “business combinations” (such as mergers, consolidations, asset sales and other similar transactions) between a Delaware corporation and a stockholder that, together with its affiliates and associates, owns (or, under certain circumstances, has owned within the prior three years) more than fifteen percent (15%) of the outstanding voting stock (referred to as an “interested stockholder”), are prohibited for a period of three years after the time at which such person became an interested stockholder, unless: (i) prior to such time, the board of directors approved either the business combination or transaction in which such stockholder became an interested stockholder; (ii) upon becoming an interested stockholder, the stockholder owned at least eighty-five percent (85%) of the corporation’s outstanding voting stock other than shares held by directors who are also officers and certain employee benefit plans; or (iii) the business combination is approved by both the board of directors and by holders of at least two thirds of the corporation’s outstanding voting stock (at a meeting of the stockholders), excluding shares owned by the interested stockholder.
Section 203 of the DGCL regarding certain “business combinations” between a Delaware corporation and an “interested stockholder” does

Under the DGCL, certain “business combinations” (such as mergers, consolidations, asset sales and other similar transactions) between a Delaware corporation and a stockholder that, together with its affiliates and associates, owns (or, under certain circumstances, has owned within the prior three years) more than fifteen percent (15%) of the outstanding voting stock (referred to as an “interested stockholder”), are prohibited for a period of three years after the time at which such person became an interested stockholder, unless: (i) prior to such time, the board of directors approved either the business combination or transaction in which such stockholder became an interested stockholder; (ii) upon becoming an interested stockholder, the stockholder owned at least eighty-five percent (85%) of the corporation’s outstanding voting stock other than shares held by directors who are also officers and certain employee benefit plans; or (iii) the business combination is approved by both the board of directors and by holders of at least two thirds of the corporation’s outstanding voting stock (at a meeting of the stockholders), excluding shares owned by the interested stockholder.
Under the AEP Certificate, AEP may not engage in certain “business combinations” (such as mergers, consolidations, asset sales and other similar

Berry	AEP

not apply to a corporation that elects to opt out of such section in its original certificate of incorporation or if the corporation’s stockholders, by the affirmative vote of a majority of the shares entitled to vote, adopt an amendment to its certificate of incorporation or bylaws. Such stockholder action does not become effective for twelve (12) months following its adoption and would not apply to business combinations between the corporation and persons who were already interested stockholders at the time of the amendment.
Berry expressly elects not to be governed by Section 203 of the DGCL as provided in the Berry Certificate.
Control Share Acquisitions
The DGCL does not contain a control share acquisition provision, and there are no such provisions in the Berry Certificate or the Berry Bylaws.
Limitations on Significant Stockholders
Neither the Berry Certificate nor the Berry Bylaws contain limitations on significant stockholders.
transactions) with a “related person” unless (i) such business combination is approved by the affirmative vote of holders of not less than eighty percent (80%) of the outstanding voting stock of AEP; (ii) prior to such time, the board of directors, by vote of at least a majority of directors then holding office, approved either the business combination or transaction in which such stockholder became a related person; (iii) such business combination is solely between AEP and a wholly-owned subsidiary of AEP; (iv) the following conditions have been met or waived by a vote of not less than a majority of the directors who (a) are not affiliated with a related person and (b) were members of the AEP board of directors immediately prior to the time that such related person became a related person or was a successor to any such director or recommended to succeed any such director by a majority of such directors (the “continuing directors”) and (1) such business combination is a merger or consolidation to be consummated within one year after the date of the transaction pursuant to which such related person became a related person, and the per share consideration to be received by stockholders is not less than the highest per share price paid by such related person in acquiring any shares of AEP common stock; (2) the consideration to be received by stockholders is cash or, if the related person acquired the majority of its shares of AEP common stock for consideration other than cash, in the same form of consideration; (3) upon becoming a related stockholder and prior to consummation of such business combination (w) there shall have been no failure to declare and pay at the regular date therefor quarterly dividends on outstanding shares of preferred stock, if any, (x) there shall have been no reduction in the dividends paid per share on AEP common stock, (y) such related person shall not have become the beneficial owner of any additional shares of voting stock of AEP except as part of the transaction that resulted in such person becoming a related person, and (z) such related person shall not have received any benefit directly or indirectly of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages by AEP; and (4) a proxy statement shall be mailed to AEP’s stockholders at least forty (40) days prior to the consummation of the business combination for the purpose of soliciting stockholder approval and shall contain any recommendations as to the advisability or inadvisability of the business combination that the continuing directors may choose to state and a fairness opinion from a reputable investment banking firm.

Berry	AEP
Control Share Acquisitions The DGCL does not contain a control share acquisition provision, and there are no such provisions in the AEP Certificate or the AEP Bylaws.
Limitations on Significant Stockholders
Neither the AEP Certificate nor the AEP Bylaws contain limitations on significant stockholders.
Stockholder Rights Plan
Berry does not have a stockholder rights plan.	AEP has a stockholder rights plan (the “Rights Plan”) that entitles the holders of the rights to purchase from AEP 1/1,000th of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share, at a purchase price of $330.00 per share, as adjusted (a “Right”), upon certain trigger events, as specified in the Rights Plan. Each 1/1,000th of a share of Series A Junior Participating Preferred Stock has terms that are substantially the economic and voting equivalent of one share of the AEP common stock. However, until a Right is exercised or exchanged in accordance with the provisions of the Rights Plan, the holder thereof will have no rights as a stockholder of AEP. The Rights Plan has a three year term ending March 31, 2017 and the AEP board of directors may terminate the Rights Plan at any time (subject to the redemption of the Rights for a nominal value). The Rights may cause substantial dilution to a person or group (together with all affiliates and associates of such person or group and any person or group of persons acting in concert therewith) that acquires beneficial ownership of ten percent (10%) or more of AEP’s stock on terms not approved by the AEP board of directors or that takes other specified actions.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
General
The following discussion is a summary of the anticipated United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of AEP common stock with respect to the exchange of AEP common stock for Berry common stock and/or cash in the mergers. This discussion assumes that U.S. Holders hold their AEP common stock as capital assets within the meaning of Section 1221 of the Code. This summary is based on the Code, Treasury regulations, judicial decisions and administrative pronouncements, each as in effect as of the date of this proxy statement/prospectus. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. No advance ruling has been sought or obtained from the IRS regarding the United States federal income tax consequences of the mergers. As a result, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.
This summary does not address any tax consequences arising under United States federal tax laws other than United States federal income tax laws. Additionally, this summary does not address tax consequences arising under the federal alternative minimum tax or the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address income, estate, or gift tax laws of any state, local, foreign, or other taxing jurisdiction, or any aspect of income tax that may be applicable to non-U.S. Holders of AEP common stock. In addition, this summary does not address all aspects of United States federal income taxation that may apply to U.S. Holders of AEP common stock in light of their particular circumstances or U.S. Holders that are subject to special rules under the Code, such as U.S. Holders of AEP common stock that are partnerships or other pass-through entities (and persons holding their AEP common stock through a partnership or other pass-through entity), persons who acquired shares of AEP common stock as compensation or through a tax-qualified retirement plan, persons subject to the alternative minimum tax, tax-exempt organizations, financial institutions, broker-dealers, traders in securities that have elected to apply a mark-to-market method of accounting, insurance companies, persons having a “functional currency” other than the U.S. dollar and persons holding their AEP common stock as part of a straddle, hedging, constructive sale or conversion or other integrated transaction.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of AEP common stock that is for United States federal income tax purposes:
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a United States citizen or resident alien;

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a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;

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a trust if  (i) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury regulations to be treated as a United States person; or

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an estate, the income of which is subject to United States federal income taxation regardless of its source.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds AEP common stock, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership. Partnerships holding AEP common stock and their partners should consult their tax advisors.
In the event the base merger consideration becomes payable, (i) Berry and AEP intend the mergers to qualify as a reorganization within the meaning of Section 368(a) of the Code, and (ii) the obligations of Berry and AEP to consummate the mergers are conditioned upon the receipt of an opinion from Bryan Cave for its client, Berry, and an opinion from Skadden for its client, AEP, to the effect that the mergers will qualify as a reorganization within the meaning of Section 368(a) of the Code. In the opinion of Bryan Cave and Skadden, in the event the base merger consideration becomes payable, the mergers will be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, with the tax consequences described below. These opinions were and will be based on facts, assumptions and representations set forth or referred to in the opinions and those made by Berry and AEP, as well as certain covenants and undertakings by Berry and AEP, including the assumption that the mergers will be completed in the manner described in the merger agreement and this proxy statement/prospectus.
Neither AEP nor Berry has requested a ruling from the IRS with respect to any of the United States federal income tax consequences of the mergers and, as a result, there can be no assurance that the IRS will not disagree with any of the conclusions described below. In the event that the base merger consideration becomes payable, the obligations of AEP and Berry to complete the mergers are conditioned upon the issuance of opinions as of the closing date of the mergers by Skadden and Bryan Cave that the mergers will qualify as a reorganization under Section 368(a) of the Code. These opinions of counsel will be given in reliance on customary representations of AEP and Berry and will be based on assumptions as to certain factual matters. These opinions of counsel will not bind the courts or the IRS, nor will they preclude the IRS from adopting a position contrary to those expressed in the opinions.
United States Federal Income Tax Consequences of the Mergers with No Alternative Funding Election
Assuming the Alternative Funding Election is not made (the base merger consideration becomes payable) and the mergers qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the United States federal income tax consequences to U.S. Holders of AEP common stock will be as described below. The United States federal income tax consequences of the mergers to a U.S. Holder of AEP common stock will depend on whether the U.S. Holder receives cash, shares of Berry common stock or a combination thereof in exchange for such U.S. Holder’s AEP common stock. At the time that the U.S. Holder makes a cash or stock election pursuant to the terms of the merger agreement, the U.S. Holder will not know whether, and to what extent, the proration rules of the merger agreement may alter the mix of consideration to be received in the event the base merger consideration is payable or whether Berry will make the Alternative Funding Election and the alternative merger consideration will become payable. As a result, the tax consequences to U.S. Holders will not be ascertainable with certainty until the precise amount of cash and shares of Berry common stock that will be received by each U.S. Holder in the mergers has been determined.
Exchange of Shares of AEP Common Stock Solely for Shares of Berry Common Stock
If, in connection with the mergers, a U.S. Holder of shares of AEP common stock exchanges all of its shares solely for shares of Berry common stock (other than cash received in lieu of a fractional share, discussed below under “—Cash In Lieu of a Fractional Share”), such U.S. Holder will not recognize any gain or loss. The U.S. Holder’s aggregate adjusted tax basis in the shares of Berry common stock received in the mergers will be equal to the U.S. Holder’s aggregate adjusted tax basis in its shares of AEP common stock surrendered for the shares of Berry common stock, and the holding period for the shares of Berry common stock will include the period during which the shares of AEP common stock were held.
Exchange of Shares of AEP Common Stock Solely for Cash
If a U.S. Holder receives solely cash in exchange for all of the U.S. Holder’s shares of AEP common stock in the mergers, such U.S. Holder will generally recognize gain or loss equal to the difference between the amount of cash received and the aggregate tax basis in the shares of AEP common stock surrendered. Gain or loss must be calculated separately and the holding period must be determined separately for each block of shares of AEP common stock if blocks of AEP common stock were acquired at different times or for different prices. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for a particular block of AEP common stock exceeds one year at the effective date of the mergers. Although the law in this area is unclear, in certain cases, if a U.S. Holder actually or constructively owns Berry common stock immediately after the mergers, it is possible that the total amount of the cash received in the mergers could be treated as having the effect of a distribution of a dividend, as described in greater detail below.

Exchange of Shares of AEP Common Stock for a Combination of Cash and Shares of Berry Common Stock
U.S. Holders who exchange all of their shares of AEP common stock for a combination of shares of Berry common stock and cash (excluding any cash received in lieu of a fractional share of Berry common stock) in the mergers will generally recognize gain (but not loss) in an amount equal to the lesser of  (i) the amount of such cash received in the mergers and (ii) the U.S. Holder’s gain realized (i.e., the excess, if any, of the sum of the amount of such cash and the fair market value of the shares of Berry common stock received in the mergers over the U.S. Holder’s aggregate tax basis in its shares of AEP common stock surrendered in exchange therefor). Any recognized gain will be capital gain unless the U.S. Holder’s receipt of cash has the effect of a distribution of a dividend, in which case the gain will be treated as ordinary income to the extent of the U.S. Holder’s ratable share of AEP’s accumulated earnings and profits, as calculated for United States federal income tax purposes. Capital gain will generally be long-term capital gain if the U.S. Holder’s holding period for its AEP common stock exceeds one year as of the effective date of the mergers.
A U.S. Holder must calculate the amount of gain or loss realized separately for each share of AEP common stock surrendered. Unless a U.S. Holder’s form of election expressly provides otherwise, in the event the base merger consideration becomes payable, the merger agreement provides for a deemed designation, which provides that any cash received by an AEP stockholder will be deemed to be allocated to shares of AEP common stock surrendered in the following order of priority: first, to those shares of AEP common stock with a holding period of more than one year that have the highest tax basis, in descending order until the cash consideration is fully allocated, and, second, to those shares of AEP common stock with a holding period of less than one year that have the highest tax basis, in descending order until the cash consideration is fully allocated. U.S. Holders of AEP common stock who acquired different blocks of AEP common stock at different times or for different prices should consult their tax advisors regarding the manner in which gain or loss should be determined.
For purposes of determining the amount of gain recognized, any express share-by-share designations, and any designations deemed made under the merger agreement, are intended to comply with certain Treasury regulations issued under Section 358 of the Code. Although the Treasury regulations appear to authorize U.S. Holders to make economically reasonable express share-by-share designations, it is unclear whether such express or deemed designations comply with those Treasury regulations. As a result, no assurance can be given that, if a U.S. Holder reports gain on its United States federal income tax return on the basis of such express or deemed designations, the IRS will not challenge such designations. If the IRS successfully challenged the position taken on such return, then a U.S. Holder could be required to recalculate its amount of gain recognized through a different allocation method, such as by allocating the shares of Berry common stock and the cash received on a pro rata basis to each share of AEP common stock surrendered in the mergers. U.S. Holders should consult their tax advisors with respect to the advisability of making express designations in the form of election.
A loss realized on one block of AEP common stock cannot be used to offset a realized gain that is recognized on another block of AEP common stock. A U.S. Holder’s aggregate tax basis in its shares of Berry common stock received in the mergers, including the basis allocable to any fractional share of Berry common stock for which cash is received, will be equal to the U.S. Holder’s aggregate tax basis in the shares of AEP common stock surrendered in the mergers, decreased by the amount of cash received (excluding any cash received in lieu of a fractional share of Berry common stock) and increased by the amount of gain, if any, recognized or any amount treated as a dividend, as described below (but excluding any gain resulting from the deemed receipt and redemption of any fractional share of Berry common stock). A U.S. Holder’s holding period for shares of Berry common stock received in the mergers will include the holding period for the block of AEP common stock surrendered in exchange therefor.
Potential Treatment of Cash as a Dividend.   If a U.S. Holder receives a combination of cash and shares of Berry common stock in the mergers, any gain recognized may be treated as a dividend for United States federal income tax purposes to the extent of the U.S. Holder’s ratable share of AEP’s accumulated earnings and profits, if any, as calculated for United States federal income tax purposes. In general, the determination of whether such gain recognized will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the U.S. Holder’s deemed percentage of stock ownership of Berry. For purposes of determining whether the U.S. Holder’s receipt of cash has the effect of a distribution of a dividend, the U.S. Holder will be treated as if such U.S. Holder first exchanged all of such U.S. Holder’s AEP common stock solely in exchange for shares of Berry common stock and then Berry immediately redeemed a portion of that stock for the cash that the U.S. Holder actually received in the mergers (referred to herein as the “deemed redemption”). Receipt of cash will generally not have the effect of a dividend to a U.S. Holder if such receipt is, with respect to such U.S. Holder, “not essentially equivalent to a dividend” or “substantially disproportionate” with respect to the U.S. Holder.
The deemed redemption generally will be “substantially disproportionate” with respect to a U.S. Holder if the percentage of the outstanding Berry common stock that the U.S. Holder actually and constructively owns immediately after the deemed redemption is less than eighty percent (80%) of the percentage of the outstanding Berry common stock that the U.S. Holder is deemed actually and constructively to have owned immediately before the deemed redemption (and after the deemed redemption the U.S. Holder actually or constructively owns less than fifty percent (50%) of the voting power of the outstanding Berry common stock). In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the U.S. Holder’s deemed percentage stock ownership of Berry following the mergers. The determination generally requires, based on the facts and circumstances, a comparison of the percentage of the outstanding stock of Berry the U.S. Holder is considered to have owned immediately before the deemed redemption to the percentage of the outstanding stock of Berry the U.S. Holder is deemed to own immediately after the deemed redemption. The IRS has ruled that a minority stockholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a “meaningful reduction” if the stockholder has at least a relatively minor reduction in such stockholder’s percentage of stock ownership under the above analysis.
For purposes of applying the foregoing tests, a U.S. Holder will be deemed to own stock the U.S. Holder actually owns and stock the U.S. Holder constructively owns under the attribution rules of Section 318 of the Code. Under Section 318 of the Code, a stockholder generally will be deemed to own the shares of stock owned by certain family members, by certain estates and trusts of which the stockholder is a beneficiary, and by certain affiliated entities, as well as shares of stock subject to an option actually or constructively owned by the stockholder or such other persons. If, after applying these tests, the deemed redemption results in a capital gain, the capital gain will be long-term if the U.S. Holder’s holding period for its AEP common stock exceeds one year as of the effective date of the mergers. U.S. Holders should consult their tax advisors regarding the manner and the extent to which the aforementioned rules apply in their particular circumstances.
Cash In Lieu of a Fractional Share
If a U.S. Holder receives cash in lieu of a fractional share of Berry common stock, such U.S. Holder will be treated as having received the fractional share of Berry common stock in the mergers and then as having received such cash in redemption of the fractional share of Berry common stock. As a result, such U.S. Holder generally will recognize gain or loss equal to the difference between the amount of cash received in lieu of such fractional share and the portion of the U.S. Holder’s aggregate adjusted tax basis in the shares of AEP common stock surrendered in the mergers which is allocable to the fractional share. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the AEP common stock surrendered therefor is greater than one year as of the effective date of the mergers. Any basis allocated to the fractional share will reduce the basis of Berry common stock as determined in the paragraphs set forth above, and any gain recognized with respect to the U.S. Holder’s fractional share of Berry common stock may not be taken into account in determining the basis of the whole shares of Berry common stock received in the mergers. The deductibility of capital losses is subject to limitations.
Certain Tax Reporting Rules
Under applicable Treasury regulations, “significant holders” of AEP common stock generally will be required to comply with certain reporting requirements. A U.S. Holder should be viewed as a “significant holder” if, immediately before the mergers, such holder held five percent or more, by vote or value, of the total outstanding AEP stock. Significant holders generally will be required to file a statement with their U.S. federal income tax return for the taxable year that includes the consummation of the mergers. That statement must set forth the U.S. Holder’s tax basis in, and the fair market value of, the shares of AEP stock surrendered in the mergers (both as determined immediately before the surrender of shares), the date of the mergers, and the name and employer identification number AEP, Berry and Berry Plastics Corporation, and the U.S. Holder will be required to retain permanent records of these facts. U.S. Holders should consult their tax advisors as to whether they may be treated as a “significant holder.”
United States Federal Income Tax Consequences if the Alternative Funding Election is Made
Although AEP and Berry believe it is unlikely that circumstances permitting Berry to make the Alternative Funding Election will arise, in the event that AEP stockholders approve the alternative merger consideration proposal and Berry makes the Alternative Funding Election, U.S. Holders will generally recognize gain or loss equal to the difference between the amount of cash received in exchange for their AEP common stock and the aggregate tax basis in the shares of AEP common stock surrendered. Gain or loss must be calculated separately, and the holding period must be determined separately, for each block of AEP common stock if blocks of AEP common stock were acquired at different times or for different prices. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for a particular block of AEP common stock exceeds one year at the effective date of the mergers.
The preceding discussion is intended only as a summary of United States federal income tax consequences of the mergers. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, all AEP stockholders should consult their tax advisors as to the specific tax consequences to them resulting from the mergers, including tax return reporting requirements, the applicability and effect of federal, state, local, and other applicable tax laws and the effect of any proposed changes in the tax laws.

PROPOSAL 1 — ADOPTION OF THE MERGER AGREEMENT AND PAYMENT OF
THE BASE MERGER CONSIDERATION
The Base Merger Consideration Proposal
AEP stockholders are being asked to approve and adopt the merger agreement, pursuant to which AEP stockholders would be entitled to receive, at the holder’s election, 2.5011 shares of Berry common stock (the “stock consideration”) or $110.00 in cash or (the “cash consideration” and, together with the stock consideration, the “base merger consideration”) in exchange for each share of AEP common stock, subject to the proration mechanics in the merger agreement, which would result in AEP merging with and into a wholly owned subsidiary of Berry (the “base merger consideration proposal”). In order for AEP stockholders to be entitled to the base merger consideration, all of the conditions to closing will need to be satisfied or waived, including the approval of this base merger consideration proposal. For more information regarding the conditions to the mergers, see the section entitled “The Merger Agreement — Conditions to the Mergers.”
If AEP stockholders vote not to adopt this base merger consideration proposal, but do vote to adopt the alternative merger consideration proposal, the mergers will only close and the alternative merger consideration become payable to AEP stockholders in the limited circumstances (i) that there is a parent material adverse effect (as defined in the merger agreement) or (ii) that the written tax opinion that the mergers will be treated as a “reorganization” for United States federal income tax purposes, which is required to be delivered to AEP in connection with the mergers, cannot be delivered, and, accordingly, in either event (i) or (ii), such condition to the closing of the mergers has not been and cannot be satisfied, Berry makes the Alternative Funding Election and the transaction closes within the Alternative Funding Election Period. For more information regarding the circumstances under which the Alternative Funding Election may be made by Berry, see the section entitled “The Merger Agreement — Consideration to be Received by AEP Stockholders in the Merger — Alternative Merger Consideration.” If both the base merger consideration proposal and the alternative merger consideration proposal are adopted by AEP stockholders, the mergers will close if all conditions to closing have been satisfied or waived (in which case AEP stockholders will receive the base merger consideration) or in the limited circumstances that certain conditions to closing are not satisfied, Berry makes an Alternative Funding Election and the transaction closes within the Alternative Funding Election Period (in which case AEP stockholders will receive the alternative merger consideration).
You may choose to vote “FOR” or “AGAINST” this base merger consideration proposal, regardless of how you vote with respect to the alternative merger consideration proposal. For more information on the alternative merger consideration proposal, please see the section entitled “Proposal 2 — Adoption of the Merger Agreement and Payment of the Alternative Merger Consideration.” Additionally, regardless of how you vote with respect to this base merger consideration proposal, you are permitted and encouraged to complete and return the form of election, which is being mailed to you separately, and which will provide you with the opportunity to elect your preferred form of base merger consideration (subject to the proration mechanics set forth in the merger agreement) in the event that the base merger consideration becomes payable.
The approval of this base merger consideration proposal requires the affirmative vote of holders of not less than a majority of AEP’s outstanding shares entitled to vote. Abstentions and broker non-votes, if any, will have the same effect as a vote “AGAINST” the adoption of the base merger consideration proposal. If you hold your shares in “street name,” failure to instruct your bank, broker or other nominee how to vote your shares will have the same effect as a vote “AGAINST” the adoption of the base merger consideration proposal.
Board Recommendation
The AEP board of directors unanimously recommends that you vote “FOR” the base merger consideration proposal.

PROPOSAL 2 — ADOPTION OF THE MERGER AGREEMENT AND PAYMENT OF THE ALTERNATIVE MERGER CONSIDERATION
The Alternative Merger Consideration Proposal
AEP stockholders are being asked to approve and adopt the merger agreement, pursuant to which, in certain limited circumstances (as specified in the merger agreement and described below), Berry may elect, in its sole discretion, $110.00 in cash per share of AEP common stock (the “alternative merger consideration”), subject to certain conditions, which would result, in those circumstances and subject to those conditions, in AEP merging with and into a wholly owned subsidiary of Berry (the “alternative merger consideration proposal”).
Regardless of whether AEP stockholders vote to approve the base merger consideration proposal, if AEP provides written notice to Berry (i) that there is a parent material adverse effect (as defined in the merger agreement) or (ii) that the written tax opinion that the mergers will be treated as a “reorganization” for United States federal income tax purposes required to be delivered to AEP in connection with the mergers cannot be delivered, and, accordingly, in either event (i) or (ii), such condition to the closing of the mergers has not been and cannot be satisfied, Berry is permitted under the merger agreement to elect, in its sole discretion and subject to certain conditions, to make an Alternative Funding Election and pay to AEP stockholders the alternative merger consideration, but only if AEP stockholders have approved the alternative merger consideration proposal (and certain other conditions). If either event (i) or (ii) occurs and AEP stockholders have not approved the alternative merger consideration proposal, the conditions to the mergers will have not been satisfied, the closing of the mergers may not occur and no merger consideration would become payable to AEP stockholders. For more information regarding the alternative merger consideration proposal, see the section entitled “The Merger Agreement — Consideration to be Received by AEP Stockholders in the Merger — Alternative Merger Consideration.”
Additionally, regardless of whether AEP stockholders vote to approve this alternative merger consideration proposal, the mergers will close and the base merger consideration (and not the alternative merger consideration) will become payable in the event that all conditions to the closing of the mergers are satisfied and AEP stockholders vote to approve the base merger consideration proposal. For more information regarding the conditions to the mergers, see the section entitled “The Merger Agreement — Conditions to the Mergers.”
If both the base merger consideration proposal and the alternative merger consideration proposal are adopted by AEP stockholders, the mergers will close if all conditions to closing have been satisfied or waived (in which case AEP stockholders will receive the base merger consideration) or in the limited circumstances that certain conditions to closing are not satisfied, Berry makes an Alternative Funding Election and the transaction closes within the Alternative Funding Election Period (in which case AEP stockholders will receive the alternative merger consideration).
You may choose to vote “FOR” or “AGAINST” this alternative merger consideration proposal, regardless of how you vote with respect to the base merger consideration proposal. For more information on the base merger consideration proposal, please see the section entitled “Proposal 1 — Adoption of the Merger Agreement and Payment of the Base Merger Consideration.” Additionally, regardless of how you vote with respect to this alternative merger consideration proposal, you are permitted and encouraged to complete and return the form of election, which is being mailed to you separately, and which will provide you with the opportunity to elect your preferred form of base merger consideration (subject to the proration mechanics set forth in the merger agreement) in the event that the base merger consideration becomes payable.
The approval of this alternative merger consideration proposal requires the affirmative vote of holders of not less than a majority of AEP’s outstanding shares entitled to vote. Abstentions and broker non-votes, if any, will have the same effect as a vote “AGAINST” the adoption of the alternative merger consideration proposal. If you hold your shares in “street name,” failure to instruct your bank, broker or other nominee how to vote your shares will have the same effect as a vote “AGAINST” the adoption of the alternative merger consideration proposal.
Board Recommendation
The AEP board of directors unanimously recommends that you vote “FOR” the alternative merger consideration proposal.

PROPOSAL 3 — NON-BINDING ADVISORY VOTE ON MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS
The Non-Binding Advisory Proposal
Under Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, AEP is required to submit a proposal to its stockholders for a non-binding, advisory vote to approve certain compensation that will or may become payable to the named executive offices of AEP in connection with the consummation of the mergers, as disclosed in the section entitled “The Mergers — Interests of Certain Directors and Executive Officers of AEP in the Mergers — Merger-Related Compensation for AEP Executive Officers,” including the footnotes and the associated narrative discussion.
AEP is asking its stockholders to indicate their approval of the various compensation that will or may become payable to the named executive officers of AEP in connection with the mergers. In general, the various plans and arrangements pursuant to which these compensation payments may be made have previously formed part of AEP’s overall compensation program for its named executive officers, and previously have been disclosed to AEP’s stockholders as part of the “Compensation Discussion and Analysis” and related sections of AEP’s annual proxy statements. These historical arrangements were adopted and approved by the Compensation Committee of the AEP board of directors, which is composed entirely of independent directors, and are believed to be reasonable and in line with marketplace norms.
Accordingly, AEP is seeking approval of the following resolution at the special meeting:
“RESOLVED, that AEP stockholders approve, on a non-binding, advisory basis, the compensation that will or may become payable to the named executive officers of AEP that is based on or otherwise relates to the consummation of the mergers, as disclosed pursuant to Item 402(t) of Regulation S-K in the section entitled “The Mergers — Interests of Certain Directors and Executive Officers of AEP in the Mergers — Merger-Related Compensation for AEP Executive Officers” in AEP’s proxy statement for the special meeting.”
AEP’s stockholders should note that this advisory compensation proposal is not a condition to consummation of the mergers, and as an advisory vote, the result will not be binding on AEP, the AEP board of directors, Berry or other parties to the merger agreement. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the mergers are consummated, AEP’s named executive officers will be eligible to receive the compensation that is based on or otherwise relates to the mergers in accordance with the terms and conditions applicable to such payments.
The approval of this advisory compensation proposal requires the affirmative vote of the majority of shares present in person or represented by proxy at the special meeting and entitled to vote thereon. Abstentions will have the same effect as a vote “AGAINST” this advisory compensation proposal. Failure to vote your shares or instruct your bank, broker or other nominee how to vote your shares will not have any effect on this advisory compensation proposal.
Board Recommendation
The AEP board of directors unanimously recommends that you vote “FOR” the proposal to approve, by non-binding, advisory vote, compensation that will or may become payable to the named executive officers of AEP in connection with the consummation of the mergers.

PROPOSAL 4 — ADJOURNMENT OF THE SPECIAL MEETING TO SOLICIT
ADDITIONAL PROXIES
The Adjournment Proposal
AEP stockholders are being asked to grant authority to proxy holders to vote in favor of a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve either the base merger consideration proposal or the alternative merger consideration proposal at the time of the special meeting. If this adjournment proposal is approved, the special meeting could be adjourned to any date and AEP could use the additional time to solicit additional proxies, including the solicitation of proxies from stockholders that have previously returned properly executed proxies voting against approval of either the base merger consideration proposal or the alternative merger consideration proposal. Among other things, approval of this adjournment proposal could mean that, even if AEP had received proxies representing a sufficient number of votes against approval of either the base merger consideration proposal or the alternative merger consideration proposal such that the proposal to approve either the base merger consideration proposal or the alternative merger consideration proposal would be defeated, the AEP board of directors could adjourn the special meeting without a vote on the approval of either the base merger consideration proposal or the alternative merger consideration proposal and seek to convince the holders of those shares to change their votes to votes in favor of approval of either the base merger consideration proposal or the alternative merger consideration proposal. Additionally, AEP may seek to adjourn the special meeting if a quorum is not present at the special meeting. AEP has no reason to believe that an adjournment of the special meeting will be necessary at this time.
The approval of this adjournment proposal requires the affirmative vote of the majority of shares present in person or represented by proxy at such special meeting and entitled to vote thereon. Abstentions will have the same effect as a vote “AGAINST” this adjournment proposal. Failure to vote your shares or instruct your bank, broker or other nominee how to vote your shares will not have any effect on this adjournment proposal.
Board Recommendation
The AEP board of directors unanimously recommends that you vote “FOR” the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt either the base merger consideration proposal or the alternative merger consideration proposal.

ADDITIONAL INFORMATION REGARDING BERRY
Unless otherwise indicated or the context otherwise requires, references in this section to fiscal years refer to Berry’s fiscal years ending October 1, 2016 (“fiscal 2016”), September 26, 2015 (“fiscal 2015”), and September 27, 2014 (“fiscal 2014”) as appropriate.
Directors and Officers
The following table provides information regarding the executive officers and members of Berry’s board of directors as of December 5, 2016.
Name	Age	Term Expiration	Title
Jonathan D. Rich	61	2018	Chairman, Chief Executive Officer and Director
Mark W. Miles	45	—	Chief Financial Officer and Treasurer
Curtis L. Begle	41	—	President, Engineered Materials Division
Thomas E. Salmon	53	—	President and Chief Operating Officer
Scott M. Tracey	48	—	President, Health, Hygiene, and Specialties Division
Jason K. Greene	46	—	Executive Vice President, Chief Legal Officer, and Secretary
James M. Till	39	—	Executive Vice President and Controller
B. Evan Bayh	61	2017	Director
Jonathan F. Foster	56	2017	Director
Idalene F. Kesner	58	2019	Director
Carl J. (Rick) Rickertsen	56	2019	Director
Ronald S. Rolfe	71	2017	Director
Robert V. Seminara	45	2018	Director
Robert A. Steele	61	2018	Director
Stephen E. Sterrett	61	2019	Director
Scott B. Ullem	50	2019	Director
Jonathan D. Rich has been Chairman and Chief Executive Officer of Berry since October 2010. Prior to becoming Chief Executive Officer of Berry, Dr. Rich served as President and Chief Executive Officer of Momentive Performance Materials, Inc. from June 2007 until October 2010. Prior to Momentive, Dr. Rich held executive positions at Goodyear Tire and Rubber from 2000 until 2007, including President of Goodyear North American Tire and President of Goodyear Chemical. Dr. Rich began his career at General Electric in 1982, where he was employed for 18 years in a variety of R&D, operational and executive roles. Dr. Rich has a B.S. in Chemistry from Iowa State University, and a Ph.D. in Chemistry from the University of Wisconsin. Dr. Rich is a member of the board of managers of Hexion Holdings LLC, the indirect parent of Hexion Inc., where he serves on the Environmental, Health and Safety Committee. Dr. Rich’s position as Chief Executive Officer, his extensive management experience in the chemical industry and his skills in business leadership and strategy qualify him to serve as a director of Berry. Mr. Rich has advised Berry’s board of directors of his intention to retire as Chief Executive Officer in February, 2017 and plans continue to serve as Executive Chairman of the Board.
Mark W. Miles was named Chief Financial Officer of Berry effective January 2014. Mr. Miles previously had been Berry’s Executive Vice President, Controller and Treasurer since 2005. Mr. Miles started with Berry as Corporate Controller in 1997.
Curtis L. Begle was named President of Berry’s Engineered Materials Division effective November 2014. Mr. Begle previously served as President of Berry’s Rigid Closed Top Division since December 2009. Mr. Begle has spent his entire 17 year career with Berry, during which he has held multiple positions of increasing responsibility. He holds a B.S.B.A. from the University of Evansville and a M.B.A. from the University of Southern Indiana.
Thomas E. Salmon was named President and Chief Operating Officer of Berry effective October 2016. He previously served as President of Berry’s Consumer Packaging Division since November 2015, President of Berry’s Rigid Closed Top Division from November 2014 until November 2015, and President of Berry’s Engineered Materials Division from 2003 until November 2014. Mr. Salmon was General Manager for Honeywell Plastics for the two years prior thereto. He was the Global Sales Director for Allied Signal’s Engineering Plastics and Films business from 1999 to 2001. Prior to joining Honeywell/Allied Signal, Mr. Salmon held several positions at GE Plastics and GE Lighting, divisions within General Electric. Mr. Salmon holds a Bachelor of Business Administration from Saint Bonaventure University in Western New York.
Scott M. Tracey was named President of Berry’s Health, Hygiene and Specialties Division effective as of November 2015. He previously served as Avintiv’s President, North America & Global Wipes and Technical Specialties since June 2014. Mr. Tracey served as Avintiv’s President, Americas & Global Wipes and Technical Specialties from January 2014 to June 2014. From December 2009 to January 2014, Mr. Tracey held positions as Avintiv’s Senior Vice President and General Manager of the Americas region, Senior Vice President and General Manager of the EMEA region, and U.S. Vice President of Sales, Marketing and Business Development. Mr. Tracey joined Avintiv in 2004 as Vice President, Sales and Marketing, Branded. Prior to joining Avintiv, Mr. Tracey held multiple leadership positions at SOLO, Sweetheart Cup, Fonda Group and Anchor Packaging. Mr. Tracey received a B.S. in Marketing from Indiana University and an M.B.A. from Georgia State University.
Jason K. Greene was named Berry’s Executive Vice President and Chief Legal Officer effective February 2016. He previously served as Berry’s Executive Vice President and General Counsel since January 2013. He was hired in December 2010 as the Berry’s Deputy Chief Legal Officer. Beginning in 1998 Mr. Greene served in various roles in the Powell Goldstein LLP and Taylor English Duma LLP business transactions and tax practices. He began his career in Arthur Andersen LLP’s tax practice. Mr. Greene holds a Bachelor of Accounting, Master of Accounting, and Juris Doctor all from the University of Florida.
James M. Till was named Berry’s Executive Vice President and Controller effective January 2014. Mr. Till started with Berry in 2008, during which time he held multiple positions of increasing responsibility in accounting and finance. Most recently, Mr. Till had been Berry’s Vice President of Accounting and Finance since 2010. Prior to joining Berry, he served various accounting roles at both public and private companies after beginning his career at Arthur Andersen LLP.
B. Evan Bayh has been a member of Berry’s board of directors since 2011. Mr. Bayh is a senior advisor with Apollo Global Management and a partner with McGuireWoods LLP and is a former U.S. Senator and Indiana Governor. He was a member of the U.S. Senate from the State of Indiana from 1998 until his retirement in 2011. While in the Senate, he served on a variety of committees, including the Banking, Housing and Urban Affairs Committee, and the Committee on Small Business and Entrepreneurship. Prior to serving in the Senate, Mr. Bayh served as Indiana Governor from 1988 to 1997. Mr. Bayh also serves on the board of directors of Fifth Third Bancorp, Inc., Marathon Petroleum Corporation, and RLJ Lodging Trust. He previously served on the board of directors of McGraw-Hill Education Inc. Mr. Bayh’s many years of service in elected office, including as the chief executive of a large Midwestern state, qualifies him to serve as a director of Berry.
Jonathan F. Foster joined Berry’s board of directors in April 2014. Since 2008 Mr. Foster has served as Managing Director of Current Capital LLC, a private equity investing and management services firm. From 2007 until 2008, Mr. Foster served as a Managing Director and Co-Head of Diversified Industrials and Services at Wachovia Securities. Mr. Foster has served in numerous key executive leadership positions including: Executive Vice President – Finance and Business Development of Revolution LLC; Managing Director of The Cypress Group; Senior Managing Director and Head of Industrial Products and Services Mergers and Acquisitions at Bear Stearns & Co; and Executive Vice President, Chief Operating Officer, and Chief Financial Officer of ToysRUs.com, Inc. Prior to the aforementioned positions, Mr. Foster was with Lazard, including as a Managing Director, for over 10 years, primarily in mergers and acquisitions. Mr. Foster is a board member of Masonite International Corporation, Lear Corporation, and Chemtura Corporation. He was previously a member of the board of directors of Sabine Oil & Gas Corporation and Smurfit-Stone Container Corporation, as well as a Trustee of the New York Power Authority. Mr. Foster

has a bachelor’s degree in Accounting from Emory University, a master’s degree in Accounting and Finance from the London School of Economics and has attended the Executive Education Program at Harvard Business School. Mr. Foster’s investment banking, finance, and investment experience qualifies him to serve as a director of Berry.
Idalene F. Kesner joined Berry’s board of directors in April 2014. Dr. Kesner has served as dean for Indiana University’s Kelley School of Business, since July 2013. Dr. Kesner joined the Kelley School faculty in 1995, coming from a titled faculty position at the Kenan-Flagler Business School at the University of North Carolina at Chapel Hill. While at Indiana University, Dr. Kesner has served as chairwoman of Kelley’s Full-Time M.B.A. Program, Chairwoman of the Department of Management and Entrepreneurship, and co-directed the School’s Consulting Academy. Dr. Kesner has taught in more than 100 executive programs and served as a consultant for many national and international firms, working on strategic issues. Her research has focused on the areas of corporate boards of directors, corporate governance, and mergers and acquisitions. Dr. Kesner serves on the board of advisors for Lincoln Industries, and she serves on the board of directors for Main Street America Group. In May 2014, she retired from the board of directors of Sun Life Financial. Dr. Kesner holds an M.B.A. and Ph.D. in business administration from IU and a bachelor’s degree in business administration from Southern Methodist University. Dr. Kesner’s leadership and business acumen as well as her prior years of service on various corporate boards qualify her to serve as a director of Berry.
Carl J. (Rick) Rickertsen was appointed to Berry’s board of directors in January 2013. Mr. Rickertsen is currently a managing partner of Pine Creek Partners, a private equity investment firm based in Washington, D.C., a position he has held since January 2004. He has worked in private equity since 1987. Prior to founding Pine Creek Partners in 2004, Mr. Rickertsen was chief operating officer and partner of Thayer Capital Partners from 1998 to 2004. Mr. Rickertsen was a founding partner of three Thayer investment funds and is a published author. He serves on the board of directors of MicroStrategy and Apollo Senior Credit Funds (AIF and AFT). He was formerly a board member of Noranda Corporation, Convera Corporation, UAP Holding Corp., and Homeland Security Capital Corporation. Mr. Rickertsen graduated with distinction from Stanford University and Harvard Graduate School of Business, obtaining a B.S. in Industrial Engineering from Stanford and M.B.A. from Harvard. Mr. Rickertsen’s extensive business experience qualifies him to serve as a director of Berry.
Ronald S. Rolfe was appointed to Berry’s board of directors in October 2013. Until his retirement as a partner in 2010, Mr. Rolfe was a member of the Litigation Department at Cravath, Swaine & Moore LLP for more than 40 years. During his tenure, Mr. Rolfe led major antitrust and securities cases; SEC, NYSE, NASDAQ, and grand jury investigations; and, a wide range of commercial litigation and arbitrations. He was also active in major merger and acquisition transactions and corporate governance advice. Mr. Rolfe is a board member of Time, Inc. where he serves as Chairman of the Audit and Finance Committee and is a member of the Nominating and Governance Committee; and Reynolds American, Inc. where he serves on the Audit and Finance Committee, and Nominating, Governance and Sustainability Committees. During the period 2013-2016, Mr. Rolfe was a member of the boards of Noranda Aluminum Holding Corporation where he served on the Environmental, Health, and Safety Committee and the Nominating and Governance Committee; Advanced Assessment Systems, Inc. and Cloudlex, Inc. He holds an A.B. from Harvard College and graduated magna cum laude with a J.D. from Columbia Law School, where he served as an editor of the Columbia Law Review. Mr. Rolfe was also a Harlan Fiske Stone Scholar and James Kent Scholar. Mr. Rolfe dedicates much time to both professional organizations and civic endeavors, including serving as President Emeritus and a Trustee of the board of The Allen-Stevenson School and a Trustee and Chair of the Nominating and Governance Committee of De La Salle Academy. Mr. Rolfe’s extensive experience working with public companies and governance issues in both legal counsel and director and committee member capacities qualifies him to serve as a director of Berry.
Robert V. Seminara has been a member of Berry’s board of directors since 2006. Mr. Seminara is a Senior Partner with Apollo Global Management, which he joined in 2003. Prior to that time, Mr. Seminara was a member of the Private Equity Group at Evercore Partners from 1996 to 2003. Prior to his tenure at Evercore, Mr. Seminara was employed by Lazard Frères & Co. in the firm’s Media & Communications Group. Mr. Seminara is a member of the board of managers of Latecoere and Verallia. He previously served on the board of directors of NCL Corporation Ltd., Momentive Specialty Chemicals, Inc.,

Momentive Performance Materials Holdings, LLC and SkyLink Aviation. Mr. Seminara graduated summa cum laude with a B.S. in Economics from the University of Pennsylvania’s Wharton School of Business. Mr. Seminara’s extensive financial and business experience qualifies him to serve as a director of Berry.
Robert A. Steele was appointed to Berry’s board of directors in October 2014. In 2011, Mr. Steele retired from Procter & Gamble as Berry’s Vice Chairman Health Care. During his 35-year tenure with Procter & Gamble, he served in a variety of executive leadership positions, including Vice Chairman Global Health and Well-being, Group President Global Household Care, and Group President of North American Operations. Mr. Steele is a board member of CSI Inc., where he serves on the Nominating and Governance Committee and Audit Committee. Mr. Steele was previously a member of the board of directors of the Keurig/Green Mountain Coffee Company, Beam Inc. and Kellogg Company. Mr. Steele has a bachelor’s degree in Economics from College of Wooster and a M.B.A. from Cleveland State University. Mr. Steele’s in-depth knowledge of the global consumer goods market and his leadership and business experience qualifies him to serve as a director of Berry.
Stephen E. Sterrett joined Berry’s board of directors in January 2015. Mr. Sterrett retired on December 31, 2014 as the Sr. Executive Vice President and Chief Financial Officer of Indianapolis-based Simon Property Group, Inc., a position he held since 2000. From 1993 to 2000 Mr. Sterrett held the position of Treasurer with Simon. Prior to joining the Simon organization in 1988 he was a senior manager with the international accounting firm of Price Waterhouse. Mr. Sterrett currently serves on the boards of Equity Residential and Realty Income Corporation, both S&P 500 companies. He also serves on the board of directors of the following not for profit companies: the Indiana Golf Association and its Foundation, the Indiana University Center for Real Estate Studies and the Kelley School of Business Dean’s Council, the Indiana State Seniors Golf Association and Tindley Accelerated Schools. Mr. Sterrett holds a B.S. degree in accounting and an M.B.A. in finance, both from Indiana University. Mr. Sterrett’s extensive accounting and financial experience qualifies him to serve as a director of Berry.
Scott B. Ullem joined Berry’s board of directors in July 2016. Mr. Ullem became Chief Financial Officer of Edwards Lifesciences Corporation in January 2014. Prior to joining Edwards, he served from May 2010 to December 2013 as Chief Financial Officer of Bemis Company Inc. Mr. Ullem served from 2008 to May 2010 as the Vice President, Finance of Bemis. Before joining Bemis, Mr. Ullem spent 17 years in investment banking, serving as Managing Director at Goldman Sachs and later for Bank of America. Mr. Ullem earned a bachelor’s degree in political science from DePauw University and an M.B.A. from Harvard Business School. Mr. Ullem’s extensive accounting and financial experience and in-depth knowledge of the packaging market qualify him to serve as a director of Berry.
Corporate Governance
Berry aspires to the highest ethical standards for its employees, officers and directors, and remains committed to the interests of Berry’s stockholders. Berry believes it can achieve these objectives only with a plan for corporate governance that clearly defines responsibilities, sets high standards of conduct and promotes compliance with the law. Berry’s board of directors has adopted formal corporate governance guidelines, as well as policies and procedures designed to foster the appropriate level of corporate governance. Some of these guidelines, policies and procedures are discussed below.
Director Independence
Berry’s board of directors has determined that all directors, with the exception of Dr. Rich, satisfy the independence standards established by the SEC and the rules of the NYSE. Dr. Rich is not considered independent under the listing standards of the NYSE due to his current and past employment relationship with us. In addition, the Board has determined that each member of Berry’s audit committee, compensation committee, and nominating and governance committee is independent. In making such determination, Berry’s board of directors reviewed all relationships between Berry and each director. While not required, the ownership of stock in Berry by all directors is strongly encouraged by Berry’s board of directors. Berry’s board of directors believes that the ownership of a substantial amount of stock in Berry alone is not a basis for disqualifying a director as being independent. Berry’s board of directors has a compensation committee, an audit committee, and a nominating and governance committee. Berry’s board of directors has determined that each member of the audit, compensation, and nominating and governance committees of Berry’s board of directors are independent.

Executive Compensation
Compensation Discussion and Analysis
The Executive Compensation Discussion and Analysis identifies and describes the basic principles, philosophies and rationale underlying Berry’s compensation decisions and programs as well as the key elements of compensation for Berry’s “Named Executive Officers” or “NEOs” identified in the Summary Compensation Table below. Berry’s compensation committee made all final compensation decisions for its Chief Executive Officer and all executive officers (collectively referred to in this section as the “Senior Management Group”), including each of Berry’s Named Executive Officers identified in the Summary Compensation Table below, for the 2016 fiscal year. For fiscal 2016, Berry’s Named Executive Officers identified in the Summary Compensation Table include its Chief Executive Officer (“CEO”), Chief Financial Officer, and the next three highest compensated executive officers serving as such at fiscal year-end. Below is a discussion of the principles outlining Berry’s executive compensation program.
Berry’s goal as an employer is to ensure that its pay practices are equitable as compared to market practice, facilitate appropriate retention, and reward exceptional performance. Berry has periodically conducted studies to better understand compensation programs of other manufacturing companies similar in size to Berry. Berry’s studies have reviewed base salary, bonus, and long-term equity awards, and based on such studies, Berry believes that its overall compensation levels are competitive with other comparable companies.
Berry believes that executive compensation should be designed to align closely the interests of its Senior Management Group and stockholders and to attract, motivate, reward and retain superior management talent. Berry utilizes the following guidelines pertaining to executive compensation:
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pay compensation that is competitive with the practices of other manufacturing businesses that are similar in size to Berry;

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provide wage enhancements aligned with the performance of Berry; and

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pay for performance by:

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setting performance goals determined (i) by Berry’s compensation committee for the CEO and (ii) by Berry’s CEO and compensation committee for other members of the Senior Management Group;

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providing a short-term annual performance-based cash incentive opportunity through a bonus plan that is based upon achievement of these performance goals; and

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providing long-term incentive opportunities in the form of equity awards in order to retain those individuals with the leadership abilities necessary for increasing long-term stockholder value while aligning their interests with the interests of Berry’s investors and stockholders.

Role of Compensation Committee
Berry’s compensation committee’s specific roles are to:
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approve all compensation plans for the CEO of Berry and all other members of the Senior Management Group;

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recommend to Berry’s board of directors all compensation plans for Berry’s board of directors;

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approve the short-term compensation of Berry’s Senior Management Group and recommend short-term compensation for members of Berry’s board of directors;

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approve and authorize grants under Berry’s incentive plans, including all equity plans and long-term incentive plans;

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lead Berry’s board of directors in its annual review of the Senior Management Group’s performance; and

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prepare any report on executive compensation required by SEC rules and regulations for inclusion in Berry’s annual Proxy Statement, if any.

Role of Compensation Consultant and Benchmarking Analysis
In view of the limited number of shares remaining available under Berry’s existing incentive plans, in 2014 Berry’s compensation committee engaged Towers Watson to help design Berry’s 2015 Long-Term Incentive Plan (the “2015 Plan”) and provide advice regarding the number of shares to be reserved thereunder. Towers Watson’s assistance in designing Berry’s 2015 Plan included reviewing Berry’s outstanding stock option grants, providing detail on market-competitive share plan design features, collecting and reporting on market-competitive rates on share overhang, annual burn rate, share value transfer rates and equity vehicles used and developing a final report based on management’s feedback and presenting such report to Berry’s compensation committee for review and approval.
In addition, Berry’s compensation committee also engaged Towers Watson to provide market benchmarking analysis and data for Berry’s top twenty-eight executives, which was completed in early 2015. This analysis included data from Towers Watson’s 2014 executive compensation database as well as the most recent publicly available data from the 15 peer companies listed below, which data was utilized to determine fiscal 2015 executive compensation:
Ball Corporation	Sealed Air Corporation	Westlake Chemical Corp.
Owens-Illinois, Inc.	Bemis Company, Inc.	Silgan Holdings Inc.
Eastman Chemical Co.	The Clorox Company	AptarGroup, Inc.
Avery Dennison Corporation	Sonoco Products Co.	Grifton Corporation
MeadWestvaco Corporation	Greif, Inc.	CCL Industries
This peer group of companies had median revenue of  $5 billion and median market capitalization of $4 billion based on the recent publicly available data at the time the peer group was selected.
Role of Executive Officers
The performance goals of each member of Berry’s Senior Management Group are reviewed annually. This information, along with the performance of Berry and market data, determines the wage adjustment recommendation presented to Berry’s compensation committee. All other compensation recommendations with respect to members of Berry’s Senior Management Group are made by Berry’s CEO pursuant to policies established in consultation with Berry’s compensation committee and recommendations from Berry’s Human Resource Department.
Berry’s compensation committee evaluates the performance of its CEO and determines the CEO’s compensation in light of the goals and objectives of the compensation program. Berry’s compensation committee reviews, on at least an annual basis, the performance of its CEO as compared to the achievement of Berry’s goals and any individual goals. Berry’s CEO, together with the Human Resource Department, reviews annually the performance of each member of the Senior Management Group as compared with the achievement of Berry or operating division goals, as the case may be, together with each executive’s individual goals and make compensation recommendations to Berry’s compensation committee. Berry’s compensation committee can exercise its discretion in modifying any recommended adjustments or awards to the executives. Both performance and compensation are evaluated to help Berry attract and retain high quality executives in vital positions and that their compensation, taken as a whole, is competitive and appropriate compared to that of similarly situated executives in other corporations within Berry’s industry.
Role of Stockholder Say-on-Pay Votes
At Berry’s March 20, 2013 annual meeting, stockholders approved, on non-binding advisory basis, holding a vote on say-on-pay proposals once every three years, with over 77% of the votes cast voting for a three-year frequency (a “say-on-pay proposal”). At Berry’s annual meeting of stockholders held on February 24, 2016, 97.8% of the votes cast on the say-on-pay proposal were voted in favor of the say-on-pay proposal. Berry’s compensation committee considered these results and believes the voting results reflect strong stockholder support for Berry’s approach to executive compensation. Berry’s compensation committee will continue to consider the outcome of Berry’s say-on-pay votes when making future compensation decisions for the Named Executive Officers (as defined in Executive Compensation — Summary Compensation Table). In light of the positive result of such say-on-pay vote, Berry made no material changes to its executive compensation program.
Executive Compensation Program
The compensation of Berry’s executive officers is generally classified into the following three categories:
(1)
base salary,

(2)
short-term annual performance-based cash incentive under Berry’s Executive Bonus Plan, and

(3)
long-term equity awards in the form of Berry stock options.

Berry has selected these elements because each is considered useful and/or necessary to meet one or more of the principal objectives of Berry’s business. Base salary and annual bonus targets are set with the goal of motivating Berry’s Named Executive Officers and adequately compensating and rewarding them on a day-to-day basis for the time spent and the services they perform. Berry’s equity programs are geared toward providing an incentive and reward for the achievement of long-term business objectives, retaining key talent and more closely aligning the interests of management with those of Berry’s stockholders.
The compensation program for Berry’s Named Executive Officers is reviewed on an annual basis. In setting individual compensation levels for a particular executive, the total compensation package is considered, along with the executive’s past and expected future contributions to Berry’s business.
Base Salary
Berry’s executive officers’ base salaries depend on their position within Berry, the scope of their responsibilities, the period during which they have been performing those responsibilities and their overall performance. Executive officers’ base salaries are reviewed annually and are generally adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. Fiscal 2016 base salary adjustments for members of Berry’s Senior Management Group generally reflected a cost of living increase, with limited additional adjustments based on performance and changes in position or responsibility.
Short-Term Annual Performance-Based Cash Incentive
Berry has a long history of sharing profits with employees. This philosophy is embedded in Berry’s corporate culture and is one of many practices that has enabled Berry to continually focus on improvement and be successful.
In connection with Berry’s initial public offering on October 3, 2012, Berry adopted the Berry Plastics Group, Inc. Executive Bonus Plan. The Executive Bonus Plan is intended to provide an incentive for superior work and to motivate covered key executives toward even greater achievement and business results, to tie their goals and interests to those of Berry and its stockholders and to enable Berry to attract and retain highly qualified executives. Through fiscal 2015, bonuses were fully deductible under the Executive Bonus plan due to transition relief under 162(m) of the tax code. However, that transition relief expired at the end of fiscal 2015. Therefore, in fiscal 2016, Berry amended and restated its Executive Bonus Plan to make it an award program under the Berry Plastics Group, Inc. 2015 Long-Term Incentive Plan. This allowed Berry to base the Executive Bonus Plan performance goals on the shareholder-approved performance criteria in the Long-Term Incentive Plan to facilitate 162(m) compliance.
The Executive Bonus Plan is administered by Berry’s compensation committee. Under the Executive Bonus Plan, Berry may pay bonuses (including, without limitation, discretionary bonuses) to covered key executives, including its Named Executive Officers, based upon such terms and conditions as Berry’s compensation committee may in its discretion determine.

Berry’s Executive Bonus Program was administered on a calendar year rather than fiscal year basis through December 31, 2014. Beginning January 1, 2015, upon management’s recommendation, Berry’s compensation committee approved administering the Executive Bonus Program on a fiscal year basis. Berry’s compensation committee approved fiscal year 2016 target values of awards and awards paid under the Executive Bonus Plan. Depending on Berry’s overall business performance, which for fiscal year 2016 was specifically related to Berry’s attainment of Adjusted EBITDA and economic value growth, each of Berry’s Named Executive Officers, other than Dr. Rich, was eligible to receive a bonus under Berry’s Executive Bonus Plan ranging from zero to 137% of his or her annual base salary, with 68.5% being the target bonus. Dr. Rich was eligible to receive a bonus under Berry’s Executive Bonus Plan ranging from zero to 200% of his annual base salary, with 100% being the target bonus. For bonuses other than those to Berry’s Named Executive Officers that were intended to be deductible under Section 162(m) of the tax code, these targets were subject to change at the discretion of Berry’s compensation committee. Performance objectives are generally set on an annual basis. The applicable performance period was the 2016 fiscal year.
In determining the fiscal year 2016 target values of awards under Berry’s Executive Bonus Plan, 75% of the target value of the award was based on attaining 100% of the applicable annual Adjusted EBITDA target, and 25% was based on economic value growth (based on Operating EBITDA growth and net debt reduction). However, if Berry had reached the maximum achievement for the EBITDA target, then the maximum bonus would be paid, regardless of Berry’s attainment of economic value growth. Net debt reduction has historically been among Berry’s major strategic priorities. The pro forma contribution from acquisitions is excluded from Adjusted EBITDA and Operating EBITDA for purposes of determining Berry’s Executive Bonus Plan payouts since acquisitions are generally not contemplated in the target values. Similarly, unrealized cost savings are generally not included in determining achievement of Adjusted EBITDA, Operating EBITDA and economic value growth except to the extent expressly approved by Berry’s compensation committee. Adjusted EBITDA, Operating EBITDA and net debt are supplemental financial measures that are not required by, or presented in accordance with GAAP, and should not be considered as alternatives to net income, operating income or balance sheet measures presented in accordance with GAAP.
By meeting both target values, Berry’s Named Executive Officers, other than Dr. Rich, would qualify to earn 68.5% of their annual base salary for fiscal year 2016. By meeting both targets, Dr. Rich would qualify to earn 100% of his annual base salary for fiscal year 2016. Fiscal year 2016 bonus payments under Berry’s Executive Bonus Plan thus are directly tied to the performance of Berry. Upon approval by Berry’s compensation committee, bonuses are generally paid, to the extent earned, on an annual basis on a date determined by Berry’s compensation committee.
The target performance levels and actual performance achieved under Berry’s Executive Bonus Plan for fiscal 2016 are set forth below:
		Target Bonus (% of Base Salary)	Adjusted EBITDA Factor (75%)(1)		Economic Value Growth Factor (25%)		Bonus Achieved (% of Base Salary)
			Target	Achieved	Target	Achieved
CEO	FY 2016	100%	$1,200	$1,225	15%	25%	131.72%
Other NEOs	FY 2016	68.5%	$1,200	$1,225	15%	25%	90.23%

(1)
In millions of dollars. Excludes the pro forma contribution of acquisitions and certain unrealized cost savings.

For fiscal year 2017, Berry has revised its Executive Bonus Plan to more closely align Berry’s total compensation package with market compensation practices, based on benchmarking analysis provided by Towers Watson and Korn Ferry Hay Group. Depending on Berry’s overall business performance, which for fiscal year 2017 will be specifically related to Berry’s attainment of Adjusted EBITDA and economic value growth, each of Berry’s Named Executive Officers, other than Dr. Rich, is eligible to receive a bonus under the Berry Executive Bonus Plan ranging from zero to 130% of his or her annual base salary, with 65% being the target bonus. The fiscal 2017 bonus target was reduced by 3.5 percentage points to offset the increased 401(k) match beginning January 1, 2017 described on page 141. Dr. Rich is eligible to receive a bonus under

Berry’s Executive Bonus Plan ranging from zero to 200% of his annual base salary, with 100% being the target bonus. However, if Berry reaches the maximum achievement for the EBITDA target, then the maximum bonus is paid, regardless of Berry’s attainment of economic value growth.
Equity Compensation Plans
Berry has historically used stock options to provide long-term incentive to its key employees. Stock options encourage retention through the vesting period and incentivize performance since the options only have value to the extent the market value of stock increases.
Berry’s compensation committee has generally awarded options annually shortly following the announcement of Berry’s fiscal year end results, but it has the authority to vary that practice as appropriate in connection with new hires or as otherwise deemed appropriate. Upon the recommendation of Berry management, Berry’s compensation committee has determined that for fiscal year 2017, annual option awards, if any, will be granted in early February. Based on recommendations from Towers Watson during the design of Berry’s 2015 Plan, beginning with the February 2016 grant, Berry awards stock options annually based on a consistent value determined as a multiple of base salary, with limited performance-based exceptions.
In fiscal 2016 Berry granted stock option awards with respect to approximately 2.8 million shares in the aggregate to non-employee directors, employees and officers, including Berry’s Named Executive Officers as follows: Dr. Rich — 500,000 options, Mr. Miles — 125,000 options, Mr. Salmon — 70,000 options, Mr. Begle — 70,000 options, and Mr. Tracey — 75,000 options. These awards were generally made in February 2016, except that Mr. Tracey’s options were granted in November 2015 following Berry’s acquisition of Avintiv.
The exercise price for option awards is the fair market value of Berry’s common stock on the date of grant. Since Berry’s public offering in October 2012, the fair market value of a share of its common stock is determined for this purpose by reference to the public trading price of a share of Berry common stock on the date of grant of the option (e.g., using a weighted average or closing price). Berry’s compensation committee is not prohibited from granting awards at times when it is in possession of material nonpublic information. However, no inside information was taken into account in determining the number of options previously awarded or the exercise price for those awards, and Berry did not “time” the release of any material nonpublic information to affect the value of those awards.
Generally, options granted become vested and exercisable over a five-year period. Unless set forth otherwise in the applicable award agreement, time-based options generally vest in 20% increments on each of the first five (5) anniversaries of the grant date. In each case, the vesting of options is generally subject to the grantee’s continued employment at Berry or at one of its subsidiaries as of the applicable vesting date (subject to certain exceptions, as described below).
The maximum term of options granted under Berry’s Equity Incentive Plans is ten (10) years. Subject to certain exceptions set forth in the applicable stock option award agreement, unvested options are automatically forfeited upon termination. Berry’s Equity Incentive Plans and option awards outstanding thereunder provide (i) accelerated vesting of all unvested options upon an employee’s death or permanent disability and (ii) in the event of an employee’s qualified retirement, continuation of the normal vesting period applicable to the retiree’s unvested options, as well as an extension of the exercise period to the end of the original ten-year term of the retiree’s vested options.
With respect to options granted under the Berry’s 2015 Plan, no award will vest or become payable solely as a result of a change in control, unless otherwise provided in an award agreement or award program, and Berry has not granted any equity awards under its 2015 Plan that would vest or become payable solely as a result of a change in control. On July 20, 2016, Berry amended outstanding stock option awards in order to further implement market-based compensation practices in line with compensation practices of similarly situated, publicly-traded companies as presented by Towers Watson and other publicly available benchmarking studies. Each outstanding option was amended to provide for full vesting and exercisability of stock options following any termination of employment without “cause” and not due to “disability” (both, as defined in the applicable award agreement) or any resignation for “good reason,” if applicable (as defined in the recipient’s employment agreement) within the two years following a “change in control.” In that case, the options will also continue to be exercisable for the remaining term of the applicable award. Any change in control rights in the applicable awards prior to giving effect to these amendments were preserved to the extent they could apply more than two years following a change in control.
Berry’s 2015 Plan contains a definition of  “change in control,” although the plan committee may provide a different definition in an award agreement or award program. “Change in control” under Berry’s 2015 Plan is generally: (1) the acquisition by a person or group, together with stock the person or group already holds, of 50% or more of the combined voting power of the then outstanding voting securities of Berry, (2) the replacement of a majority of the members of Berry’s board of directors in a twelve-month period by directors whose appointment or election is not endorsed by at least two-thirds of the incumbent members of Berry’s board of directors (including those endorsed by at least two-thirds of the incumbent directors, but excluding any director who assumes office in connection with an actual or threatened proxy contest), (3) a reorganization, merger, share exchange, combination or consolidation that results in stockholders of Berry prior to such transaction owning 50% or less of the combined voting power of the resulting company immediately after the transaction, or (4) the sale, transfer or assignment of all or substantially all of the assets of Berry to any third party. However, solely for awards which are subject to the Code Section 409A and provide for payment on a change in control, “change in control” means an a “change in control event” under the Code Section 409A unless otherwise provided in the award.
Compensation Programs and Risk Management
Berry has determined that any risks arising from its compensation programs and policies are not reasonably likely to have a material adverse effect on Berry. Berry’s compensation programs and policies mitigate risk by combining performance-based, long-term compensation elements with payouts that are highly correlated to the value delivered to Berry and its stockholders. The combination of performance measures applicable to annual bonuses and equity compensation awards granted to Berry’s executive officers and the multi-year vesting schedules applicable to equity awards granted to its executives encourages Berry’s executives to maintain both a short-term and long-term view with respect to the performance of Berry.
Post-Employment Compensation
Berry provides post-employment compensation to its employees, including termination rights and benefits pursuant to employment agreements with Berry’s Named Executive Officers, as a continuation of Berry’s historical practices. Berry’s compensation committee believes that offering such compensation allows it to attract and retain qualified employees and executives in a highly competitive marketplace and rewards Berry’s employees and executives for their contribution to Berry during their employment.
A principal component of Berry’s post-employment compensation program is a qualified defined contribution 401(k) plan, which applies to all of Berry’s employees generally. Under the 401(k) plan, Berry awards a $200 lump sum contribution annually for participating in the plan and matches dollar-for-dollar the first $300 contributed by participants, with an additional match equal to ten percent (10%) of the applicable participant’s elective deferrals made during the plan year (subject to the limits set forth under the Internal Revenue Code). Participants who contribute at least $1,000 will also receive an additional $150 lump sum deposit at the end of the year. Berry matching contributions are immediately vested upon contribution.
Berry adopted a new match formula effective for all 401(k) plan contributions made on and after January 1, 2017. Under the new formula, Berry awards a $200 lump sum contribution annually for participating in the plan and Berry matches fifty (50%) of the applicable participant’s 401(k) plan elective deferrals (not to exceed six percent (6%) of base compensation) made during the plan year.
Perquisites and Other Personal Benefits
Berry’s compensation committee periodically reviews the perquisites provided to its executive officers to ensure that they are reasonable, competitive and consistent with the overall compensation program. Such perquisites include for certain of Berry’s executive officers (as set forth in more detail in the Summary Compensation Table below and accompanying footnotes) use of a company-provided car or car allowance, and, for Berry’s CEO, financial planning and tax return preparation and limited personal use of Berry’s corporate aircraft.

Section 162(m) of the Internal Revenue Code
Berry intends to continue to consider the structure of its annual bonus and equity award compensation to maintain the deductibility of compensation under Section 162(m) of the Code, to the extent Berry believes it is in the best interests of its stockholders to do so. However, Berry’s compensation committee will take into consideration other factors, together with Section 162(m) considerations, in making executive compensation decisions and could, in certain circumstances, approve and authorize compensation that is not fully tax deductible.
Summary Compensation Table
The following table sets forth the compensation awarded to, earned by, or paid during the last three fiscal years to each person serving as Berry’s chief executive officer and chief financial officer during the most recent fiscal year, and each of the other three most highly compensated executive officers as of the end of the most recent fiscal year (collectively, the “Named Executive Officers”).
Name and Principal Position(6)	Fiscal Year	Salary	Option Awards(1)	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Jonathan D. Rich Chairman and Chief Executive Officer	2016	$1,064,225	$4,230,000	$1,374,600	$42,675(2)	$6,711,500
	2015	1,042,950	6,088,320	1,562,989	42,924	8,738,143
	2014	1,023,531	4,819,200	525,000	53,520	6,421,251
Scott Tracey(4) President – Health, Hygiene and Specialties Division	2016	$486,091	$799,500	$695,131(3)	*	$1,986,297
Mark W. Miles Chief Financial Officer	2016	$484,922	$1,057,500	$425,885	$16,723(5)	$1,985,030
	2015	453,380	1,522,080	456,712	*	2,442,983
	2014	400,254	1,204,800	110,290	*	1,724,738
Thomas E. Salmon President – Consumer Packaging Division	2016	$550,961	$592,200	$462,880	$17,448(5)	$1,623,489
	2015	499,617	951,300	506,251	15,881	1,974,009
	2014	477,403	753,000	151,739	*	1,392,850
Curt L. Begle President – Engineered Materials Division	2016	$447,113	$592,200	$392,489	$16,672(5)	$1,448,474
	2015	420,288	856,170	422,338	13,108	1,712,864
	2014	390,305	677,700	136,797	*	1,211,255

*
Indicates a value less than $10,000.

(1)
Equals the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718, of the grants of nonqualified stock options. For a description of the assumptions used to value these options, please refer to Note 1 to the “Notes to Consolidated Financial Statements” in Berry’s Form 10-K filed with the SEC.

(2)
Includes costs incurred by Berry for financial planning and tax return preparation, incremental cost to Berry for personal use of corporate aircraft, costs of group life insurance coverage provided to the executive, and matching contributions made by Berry to the executive’s account under Berry 401(k) plan.

(3)
Includes amounts earned during fiscal 2016 including Avintiv’s annual incentive program for calendar year 2015, Avintiv’s Fiberweb acquisition integration bonus and Berry’s Executive Bonus Plan for the three quarters ended October 1, 2016.

(4)
Mr. Tracey was appointed as Berry’s President — Health, Hygiene and Specialties Division effective November 30, 2015.

(5)
Includes costs incurred by Berry for auto allowance or the executive’s personal use of a company-provided vehicle, costs of group life insurance coverage provided to the executive, and matching contributions made by Berry to the executive’s account under the Berry 401(k) plan.

(6)
Reflects titles as of October 1, 2016. For Berry’s current executive officers and their titles see “— Directors and Officers” above.

Grants of Plan-Based Awards for Fiscal 2016
The following table sets forth certain information regarding grants and modifications of plan-based awards in fiscal 2016.
		Stock Options(1)			Executive Bonus Plan(2)
Name	Grant Date	Number of Securities (#)	Exercise Price ($/Sh)	Grant Date Fair Value ($)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards ($)
					Threshold ($)	Target ($)	Maximum ($)
Jonathan D. Rich:
Options	2/12/2016	500,000	$29.59	$4,230,000	—	—	—
Executive Bonus Plan	2/22/2016	—	—	—	$228,650	$1,042,950	$2,085,900
Option Modification(3)	7/20/2016			$0
Mark W. Miles:
Options	2/12/2016	125,000	$29.59	$1,057,500	—	—	—
Executive Bonus Plan	2/22/2016	—	—	—	$70,800	$323,320	$646,640
Option Modification(3)	7/20/2016			$0
Thomas E. Salmon:
Options	2/12/2016	70,000	$29.59	$592,200	—	—	—
Executive Bonus Plan	2/22/2016	—	—	—	$76,950	$351,405	$702,810
Option Modification(3)	7/20/2016			$0
Curt L. Begle:
Options	2/12/2016	70,000	$29.59	$592,000	—	—	—
Executive Bonus Plan	2/22/2016	—	—	—	$65,248	$297,966	$595,932
Option Modification(3)	7/20/2016			$0
Scott M. Tracey
Options	11/30/2016	75,000	$29.59	$799,500	—	—	—
Executive Bonus Plan	2/22/2016	—	—	—	$57,938	$264,585	$501,166
Option Modification(3)	7/20/2016			$0

(1)
Options vest 20% on each of the first five anniversaries of the date of grant, subject to the terms and conditions of the plan and award agreement. Fiscal 2016 options were granted on February 12, 2016.

(2)
Represents possible payout that could have been earned under Berry’s Executive Bonus Program for the fiscal year ended October 1, 2016. See the Summary Compensation Table above for the amounts actually earned based on fiscal 2016 performance. The performance targets and actual performance achieved are discussed under “Executive Compensation — Short-Term Annual Performance-Based Cash Incentive” above. Executive bonus targets were set by Berry’s compensation committee on February 22, 2016.

(3)
There was no incremental fair value under FASB ASC Topic 718 associated with the option modifications effected July 20, 2016. See the “Compensation Discussion and Analysis — Equity Compensation Plans” above for a description of these modifications.

Equity Compensation Plan Information
The following table provides information as of the end of Berry’s 2016 fiscal year regarding shares of Berry common stock that may be issued under Berry’s existing equity incentive plans.
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan (excluding securities referenced in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	9,481,925(1)	$24.81	4,695,000(3)
Equity compensation plans not approved by security holders(2)	2,234,423	$7.13	—
Total	11,716,348	$21.44	4,695,000

(1)
Consists of  (a) Berry’s 2012 Equity Incentive Plan, which Berry’s stockholders approved in September 2012, under which there were 2,362,675 options exercisable at the end of our 2016 fiscal year and (b) Berry’s 2015 Equity Incentive Plan, which Berry stockholders approved in March 2015, under with there were 97,000 options exercisable at the end of our 2016 fiscal year.

(2)
Consists of Berry’s 2006 Equity Incentive Plan (the “2006 Plan”), under which there were 2,113,293 options exercisable at the end of our 2016 fiscal year.

(3)
Available under Berry’s 2015 Equity Incentive Plan.

Outstanding Equity Awards at Fiscal Year-End Table
The following table shows the number of outstanding equity awards held by each of Berry’s Named Executive Officers as of October 1, 2016.
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(6)	Option Exercise Price ($/sh)	Option Expiration Date
Jonathan D. Rich	1,224,999	—	$6.12	10/04/20
Jonathan D. Rich	432,000	288,000(1)	16.00	10/03/22
Jonathan D. Rich	256,000	384,000(2)	21.00	11/26/23
Jonathan D. Rich	128,000	512,000(3)	28.75	11/25/24
Jonathan D. Rich	—	500,000(4)	29.59	2/12/26
Mark W. Miles	27,000	18,000(1)	16.00	10/03/22
Mark W. Miles	64,000	96,000(2)	21.00	11/26/23
Mark W. Miles	32,000	128,000(3)	28.75	11/25/24
Mark W. Miles	—	125,000(4)	29.59	2/12/26
Thomas E. Salmon	20,000	40,000(1)	16.00	10/03/22
Thomas E. Salmon	40,000	60,000(2)	21.00	11/26/23
Thomas E. Salmon	20,000	80,000(3)	28.75	11/25/24
Thomas E. Salmon	—	70,000(4)	29.59	2/12/26
Curt L. Begle	40,000	40,000(1)	16.00	10/03/22
Curt L. Begle	36,000	54,000(2)	21.00	11/26/23
Curt L. Begle	18,000	72,000(3)	28.75	11/25/24
Curt L. Begle	—	70,000(4)	29.59	2/12/26
Scott M. Tracey	—	75,000(5)	36.36	11/30/25

(1)
Executive’s unvested options vest 50% on October 3rd of each of 2016 and 2017.

(2)
Executive’s unvested options vest 1/3 on November 26th of each of 2016, 2017 and 2018.

(3)
Executive’s unvested options vest 25% on November 25th of each of 2016, 2017, 2018 and 2019.

(4)
Executive’s unvested options vest 20% on February 12th of each of 2017, 2018, 2019, 2020 and 2021.

(5)
Executive’s unvested options vest 20% on November 30th of each of 2016, 2017, 2018, 2019 and 2020.

(6)
With respect to options granted under the Berry’s 2006 Plan, 20% of each grantee’s unvested option grants become vested upon a “change in control” of Berry, and 40% of each grantee’s unvested option grants become vested if such change in control results in the achievement of a targeted internal rate of return. In the case of Dr. Rich, Berry’s Chief Executive Officer, specified percentages of his unvested stock options granted under the 2006 Plan vest in the event a change in control of Berry results in the achievement of targeted internal rates of return. With respect to options granted under Berry’s 2012 Equity Incentive Plan, if the employment of the participant is terminated at any time following a “change in control” of us for any reason other than for cause, the death or disability of the participant, or the voluntary termination of employment by the participant, 40% of each grantee’s unvested options become vested. On July 20, 2016 Berry amended outstanding stock option awards to provide for vesting upon specified termination of employment events in connection with a “change in control.” See “Compensation Discussion and Analysis — Equity Compensation Plans” above.

Option Exercises in Fiscal 2016
The following table shows information regarding exercises of options by each of Berry’s Named Executive Officers in fiscal 2016.
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Curt L. Begle	73,826	$2,357,426

(1)
Reflects the difference between the market value upon exercise and the exercise price.

Employment Agreements; Potential Payments Upon Termination or Change-in-Control
In October 2010, Berry and Dr. Rich entered into an employment agreement. Dr. Rich’s salary is subject to annual adjustment at the discretion of Berry’s compensation committee. The agreement generally entitles Dr. Rich to an annual performance-based target bonus determined based on a defined percentage of his then-current annual base salary and to participate in all incentive compensation and welfare plans established for Berry’s executive officers. The employment agreement also includes customary noncompetition, nondisclosure and nonsolicitation provisions. If Dr. Rich is terminated by Berry without “cause,” if he resigns for “good reason” or if his employment is terminated by reason of death or disability, in each case (other than death) subject to his execution of a release of claims and compliance with the restrictive covenants set forth in his agreement, he is entitled to (1) cash severance equal to eighteen (18) months’ base salary, payable in monthly installments, (2) a prorated bonus based on actual performance for the year in which termination occurs, and (3) for the severance continuation period, a monthly amount equal to the amount by which the monthly COBRA continuation coverage premium exceeds the active employee monthly premium under Berry’s group medical plans.
Messrs. Miles, Salmon, and Begle are party to agreements that remain in effect unless terminated according to the agreements’ terms. Salaries are subject in each case to annual adjustment at the discretion of Berry. The employment agreements generally entitle each executive to participate in all incentive compensation and welfare plans established by Berry for executive officers. The employment agreements also include customary noncompetition, nondisclosure and nonsolicitation provisions. Berry may terminate the employment agreements for “cause” or due to a “disability” (as such terms are defined in the agreements). If Messrs. Miles, Salmon or Begle is terminated by Berry without “cause” (as such term is defined in their respective agreements), the executive is entitled to: (1) a pro rata portion of the annual bonus awarded to the executive for the year in which termination occurs, and (2) severance benefits pursuant to the provisions of the Berry Plastics Corporation Severance Pay Plan in effect on the date of termination. Mr. Tracey is not subject to an agreement providing severance benefits, other than following a change in control. Therefore, if Mr. Tracey is terminated by Berry without “cause” (as such term is defined in the Berry Plastics Corporation Severance Pay Plan) other than in connection with a change in control as described below, he is entitled to severance benefits pursuant to the provisions of the Berry Plastics Corporation Severance Pay Plan in effect on the date of termination.
On July 20, 2016, Berry agreed to amendments to the employment agreements of Messrs. Miles, Salmon, and Begle, and to a change in control agreement with Mr. Tracey, that provide enhanced severance benefits on terminations of employment without “cause” or resignations for “good reason” (as such terms are defined in the amendments or agreement as applicable) (a “qualifying termination”), in either case, within the two years following a “change in control” (as such term is defined in the amendments or agreement as applicable). Mr. Tracey’s change in control agreement also includes customary noncompetition, nondisclosure and nonsolicitation provisions.
The enhanced severance benefits made available to Messrs. Begle, Miles, Salmon and Tracey include: (i) payment of an amount equal to one and one-half times the employee’s annual base salary and target annual bonus as of the date of qualifying termination over a period of eighteen (18) months, (ii) payment of a prorated annual bonus only as, if, and when annual bonuses are paid to other employees of Berry who hold a position similar to the position the employee held prior to his qualifying termination, and (iii) if the employee elects COBRA continuation coverage, payment of an amount equal to the monthly amount of COBRA continuation coverage minus the portion of the amount the individual would have paid had he still been employed until the earlier of  (A) his employment by another employer who offers him medical coverage or (B) eighteen (18) months following the qualifying termination.
The following table estimates the potential payments and benefits to Berry’s Named Executive Officers upon termination of employment or a change in control, assuming such event occurred as of October 1, 2016. These estimates do not reflect the actual amounts that will be paid to such persons upon such events in the future, if any, the amounts of which would only be known at the time the persons become eligible for payment and would be payable only if the specified event occurs.
Named Executive	Event	Cash Severance Payment (Salary, Bonus $)	Continuation of Medical/Welfare benefits (Present Value $)	Acceleration of Options ($)(1)
Jonathan Rich	Death	$1,600,500	$8,560	$31,656,400
	Disability	$1,600,500	$18,274	$31,656,400
	Voluntary Termination/Retirement	$0	$0	$0
	Involuntary Termination	$1,600,500	$18,274	$6,651,000
	Involuntary Termination for Cause	$0	$0	$0
	Involuntary or constructive termination after Change in Control(2)	$1,600,500	$18,274	$31,656,400
Mark Miles	Death	$0	$0	$6,159,550
	Disability	$0	$0	$6,159,550
	Voluntary Termination/Retirement	$0	$0	$0
	Involuntary Termination	$500,000	$0	$1,098,788
	Involuntary Termination for Cause	$0	$0	$0
	Involuntary or constructive termination after Change in Control(2)	$1,263,750	$25,499	$6,159,550
Tom Salmon	Death	$0	$0	$4,691,200
	Disability	$0	$0	$4,691,200
	Voluntary Termination/Retirement	$0	$0	$0
	Involuntary Termination	$560,000	$0	$987,000
	Involuntary Termination for Cause	$0	$0	$0
	Involuntary or constructive termination after Change in Control(2)	$1,415,400	$25,499	$4,691,200

Named Executive	Event	Cash Severance Payment (Salary, Bonus $)	Continuation of Medical/Welfare benefits (Present Value $)	Acceleration of Options ($)(1)

Curt Begle	Death	$0	$0	$4,433,300
	Disability	$0	$0	$4,433,300
	Voluntary Termination/Retirement	$0	$0	$0
	Involuntary Termination	$450,000	$0	$930,075
	Involuntary Termination for Cause	$0	$0	$0
	Involuntary or constructive termination after Change in Control(2)	$1,137,375	$25,499	$4,433,300
Scott Tracey	Death	$0	$0	$561,750
	Disability	$0	$0	$561,750
	Voluntary Termination/Retirement	$0	$0	$0
	Involuntary Termination	$515,000	$0	$0
	Involuntary Termination for Cause	$0	$0	$0
	Involuntary or constructive termination after Change in Control(2)	$1,301,663	$21,632	$561,750

(1)
Based on the difference between the closing price of Berry’s common stock as of the last day of the fiscal year and the exercise price of accelerated options.

(2)
Assumes termination occurs within two (2) years following the change in control.

Under Berry’s form of option award agreement under Berry’s 2006 Plan, as described above, unvested options will automatically be forfeited upon a termination without cause (in the case of a termination for cause, vested options are also forfeited). Twenty percent of each executive’s unvested option grants becomes vested upon a “change in control” of Berry, and 40% becomes vested if such change in control results in the achievement of a targeted internal rate of return. In the case of Dr. Rich, Berry’s CEO, specified percentages of his unvested stock options granted under Berry’s 2006 Plan vest in the event a change in control of Berry results in the achievement of targeted internal rates of return. With respect to options granted under Berry’s 2012 Equity Incentive Plan, if the employment of the participant is terminated at any time following a “change in control” of Berry for any reason other than for cause, the death or disability of the participant, or the voluntary termination of employment by the participant, 40% of each grantee’s unvested options become vested. With respect to options granted under Berry’s 2015 Plan, no award will vest or become payable solely as a result of a change in control, unless otherwise provided in an award agreement or award program. Berry has not granted any equity awards under its 2015 Plan that would vest or become payable solely as a result of a change in control. In the case of a termination of employment due to death or permanent disability, all of the employee’s unvested options will immediately vest.
On July 20, 2016, Berry amended outstanding stock option awards to provide for full vesting and exercisability following any termination of employment without “cause” and not due to “disability” or any resignation for “good reason,” if applicable within the two years following a “change in control.” In that case, the options will also continue to be exercisable for the remaining term of the applicable award. Any change in control rights in the applicable awards prior to these amendments were preserved to the extent they could apply more than two years following a change in control.
Compensation Committee Interlocks and Insider Participation
During fiscal 2016, no officer or employee served as a member of Berry’s compensation committee and none of the members of Berry’s compensation committee had any relationship required to be disclosed by Section 407(e)(4) of Regulation S-K.
Compensation of Directors
Berry’s non-employee directors received cash compensation of  $21,250, plus a pro-rated portion of the $10,000 annual retainer for serving as a Chair of a Berry board of directors committee, for first fiscal quarter 2016. Effective January 1, 2016, the quarterly retainer for directors was increased to $23,750 and the annual retainer for committee Chairs was increased to $15,000. Berry’s non-employee directors are also reimbursed for out-of-pocket expenses incurred in connection with their duties as directors. For fiscal 2016, Berry’s non-employee directors earned fees and equity awards as shown in the following table.
Name	Fees Earned or Paid in Cash	Option Awards(1)	Total
B. Evan Bayh	$92,500	$93,060	$185,560
Jonathan F. Foster	$92,500	$93,060	$185,560
Idalene F. Kesner	$92,500	$93,060	$185,560
Carl J. Rickertsen	$106,250	$93,060	$199,310
Ronald S. Rolfe	$106,250	$93,060	$199,310
Robert V. Seminara	$92,500	$93,060	$185,560
Robert A. Steele	$92,500	$93,060	$185,560
Stephen E. Sterrett	$106,250	$93,060	$199,310
Scott B. Ullem(2)	$15,833	$108,630	$124,463

(1)
Reflects grant date fair value, as computed in accordance with FASB ASC Topic 718, of options for 11,000 shares at an exercise price of  $29.59 per share awarded to each non-employee director on February 12, 2016; Scott B. Ullem’s 9,000 options were granted on September 6, 2016 at an exercise price of  $45.62.

(2)
Scott B. Ullem was appointed to the Berry’s board of directors effective July 29, 2016.

Ownership of Certain Beneficial Owners, Directors and Officers of Berry
The following table sets forth certain information, as of December 5, 2016, regarding the beneficial ownership of the common stock of Berry with respect to:
•
each person known to us to be a beneficial owner of more than 5% of Berry’s outstanding common stock;

•
each of Berry’s directors and each current executive officer of Berry named in the Summary Compensation Table appearing under “Executive Compensation — Summary Compensation Table” below; and

•
all directors and executive officers of Berry as a group.

As of December 5, 2016, there were 122,047,582 shares of Berry’s common stock outstanding.
Name of Beneficial Owner(1)	Direct and Indirect Share Ownership(1)	Right to Acquire(2)	Total Beneficially Owned	Percent of Class
Jonathan D. Rich	247,350	2,440,999	2,688,349	2.2%
Mark W. Miles	82,916	196,000	278,916	*
Thomas E. Salmon	25,400	135,000	160,400	*
Curt L. Begle	29,120	90,000	119,120	*
Scott M. Tracey	—	15,000	15,000	*
B. Evan Bayh	24,500	54,500	79,000	*
Jonathan F. Foster	—	39,000	39,000	*
Idalene F. Kesner	14,000	25,000	39,000	*
Carl J. (Rick) Rickertsen	—	54,500	54,500	*
Ronald S. Rolfe	—	39,000	39,000	*
Robert V. Seminara	43,253	54,500	97,753	*
Robert A. Steele	—	25,000	25,000	*

Name of Beneficial Owner(1)	Direct and Indirect Share Ownership(1)	Right to Acquire(2)	Total Beneficially Owned	Percent of Class
Stephen E. Sterrett	—	25,000	25,000	*
Scott B. Ullem	9,000	9,000
All current directors and executive officers as a group (16 persons)	466,789	3,339,059	3,805,848	3.0%
The Vanguard Group, Inc.(3)	9,403,056	—	9,403,056	7.7%
TIAA-CREF Investment Management, LLC(4)	6,085,985	—	6,085,985	5.0%

*
Less than 1% of common stock outstanding.

(1)
The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to Berry’s knowledge, sole voting and investment power with respect to the indicated shares of common stock.

(2)
Includes options that are currently vested or that will vest within 60 days of December 5, 2016.

(3)
Information based on Schedule 13G filed with the SEC with the SEC on February 10, 2016 by The Vanguard Group, Inc., 100 Vanguard Blvd., Malvern, PA 19355, including on behalf of certain subsidiaries, reporting beneficial ownership as of December 31, 2015. The Vanguard Group, Inc., has sole voting power with respect to 217,765 of the shares, shared voting power with respect to 6,600 of the shares, sole dispositive power with respect to 9,185,891 of the shares and shared dispositive power with respect to 217,165 of the shares.

(4)
Information based on Schedule 13G filed with the SEC with the SEC on February 10, 2016 by TIAA-CREF Investment Management, LLC, College Retirement Equities Fund-Stock Account and Teachers Advisors, Inc., all located at 730 Third Avenue, New York, NY 10017, reporting beneficial ownership as of December 31, 2015. Such filing reports (i) TIAA-CREF Investment Management, LLC, has sole voting power with respect to 6,085,985 of the shares and sole dispositive power with respect to 6,085,985 of the shares; (ii) College Retirement Equities Fund-Stock Account shared voting power with respect to 3,580,028 of the shares and shared dispositive power with respect to 3,580,028 of the shares; and (iii) Teachers Advisors, Inc., has sole voting power with respect to 1,826,133 of the shares reported and sole dispositive power with respect to 1,826,133 of the shares. Each of such entities expressly disclaimed beneficial ownership of the other’s securities holdings and each disclaimed that it is a member of a “group” with the other.

Certain Relationships and Related Transactions
Income Tax Receivable Agreement
In connection with Berry’s initial public offering, Berry entered into an income tax receivable agreement (the “tax receivable agreement”) that provides for the payment by Berry to its pre-initial public offering stockholders, option holders and holders of Berry’s stock appreciation rights of 85% of the amount of cash savings, if any, in U.S. federal, foreign, state and local income tax that Berry actually realizes (or are deemed to realize in the case of a change of control) as a result of the utilization of Berry and Berry’s subsidiaries’ net operating losses attributable to periods prior to Berry’s initial public offering. During fiscal 2016, Berry made $57 million of payments related to the tax receivable agreement, of which funds affiliated with Apollo Global Management received $46 million. Berry made an additional $60 million of payments in the first fiscal quarter of 2017 related to the tax receivable agreement. Based on

Berry’s current taxable income estimates, Berry expects to pay an additional $114 million in cash between fiscal 2018 and the termination of the tax receivable agreement. Mr. Seminara is a Senior Partner, and Mr. Bayh is a Senior Advisor, of Apollo Global Management.
Review and Approval of Related Party Transactions
Berry’s board of directors has adopted a written policy for the review and approval or ratification of any transaction with any related party where the aggregate amount involved is expected to exceed $120,000 and in which any related party had, has or will have a direct or indirect material interest, with the exception of  (i) certain transactions involving another company in which the related party’s only relationship is as a non-executive employee, director or less-than-10% equity owner or limited partner and (ii) certain additional exceptions. Under the policy, Berry’s audit committee shall review such related party transactions and may approve or ratify them only if it is determined that they are fair as to, and not inconsistent with the best interests of, Berry, considering all relevant facts and circumstances. When reviewing a related party transaction, Berry’s audit committee may take into consideration all of the relevant facts and circumstances available to it, including, to the extent relevant and feasibly provided: (a) the material terms and conditions of the transaction; (b) the related party’s relationship to Berry; (c) the related party’s interest in the transaction; (d) the approximate dollar value of the transaction and of the related party’s interest in the transaction; (e) the aggregate amount of all payments or installments to be made, in the case of a transaction providing for periodic payments or installments; (f) the aggregate amount of principal to be outstanding and interest rate payable, in the case of indebtedness; and (g) any other material information.
The policy requires any officer, director or employee of Berry or its subsidiaries who becomes aware of a potential related party transaction to notify the Chief Financial Officer or an Executive Vice President of Berry, who shall then review the proposed transaction and, if it is expected to fall within the policy, present it to Berry’s audit committee for review. Under the policy, Berry’s audit committee must approve any related party transaction by the affirmative vote of a majority of its disinterested members. If advance approval is not feasible, then Berry’s audit committee must ratify the related party transaction at its next regularly scheduled meeting or the transaction must be rescinded. In addition, the Chair of Berry’s audit committee may pre-approve or ratify any related party transaction in which the aggregate amount involved is reasonably expected to be less than $100,000.
Certain of Berry’s employees who invested in Berry Plastics Group, Inc., including Berry’s Chief Executive Officer, entered into a stockholders agreement with Berry’s equity sponsors in 2007 that was amended and restated upon completion of Berry’s initial public offering in October 2012 and most recently in January 2015 (the “Fourth Stockholders Agreement”). The Fourth Stockholders Agreement provides, among other things, for certain restrictions on the transferability of the equity ownership of Berry of each employee and certain other stockholders that are parties thereto, piggyback registration rights and repurchase rights by Berry in certain circumstances.
Other than as described above, Berry has not entered into any related party transactions required to be disclosed under SEC rules and regulations during fiscal 2016.

EXPERTS
The consolidated financial statements of Berry Plastics Group, Inc. appearing in Berry Plastics Group, Inc.’s Annual Report (Form 10-K) for the year ended October 1, 2016 and the effectiveness of Berry Plastics Group, Inc.’s internal control over financial reporting as of October 1, 2016, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, which conclude, among other things, that Berry Plastics Group, Inc. did not maintain effective internal control over financial reporting as of October 1, 2016, based on Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), because of the effects of the material weakness described therein, included therein, and incorporated herein by reference. Such consolidated financial statements are included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of AVINTIV Inc. as of December 31, 2014 and December 28, 2013 and for each of the three years in the period ended December 31, 2014 appearing in Berry Plastics Group Inc.’s Form 8-K/A filed December 17, 2015, have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their report appearing thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements and financial statement schedule II, valuation and qualifying accounts, of AEP Industries Inc. as of October 31, 2015 and 2014 and for each of the years in the three year period ended October 31, 2015 and management’s assessment of the effectiveness of internal control over financial reporting as of October 31, 2015 appearing in AEP Industries Inc.’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS
Certain matters pertaining to the validity of the Berry common stock to be issued in connection with the mergers will be passed upon for Berry by Bryan Cave LLP, Atlanta, Georgia. Certain matters pertaining to the United States federal income tax consequences of the mergers will be passed upon for Berry by Bryan Cave LLP and for AEP by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.
STOCKHOLDER PROPOSALS FOR NEXT YEAR
Berry
If the mergers are completed, AEP stockholders will become stockholders of Berry. Under the rules of the SEC, any of Berry’s stockholders wishing to have a proposal considered for inclusion in its 2017 proxy solicitation materials must set forth such proposal in writing and file it with Berry’s Secretary on or before the close of business on September 26, 2016. However, if the date of Berry’s 2017 annual meeting of stockholders is more than thirty (30) days before or after February 24, 2017, then the deadline for submitting any stockholder proposal for inclusion in the proxy materials relating to Berry’s annual meeting will be a reasonable time before Berry begins to print or mail such proxy materials. The inclusion of any stockholder proposals in Berry’s proxy materials will be subject to the requirements of the proxy rules adopted under the Exchange Act, including Rule 14a-8.
Any stockholder who wishes to propose any business to be considered by the stockholders at Berry’s 2017 annual meeting, other than a proposal for inclusion in the proxy statement pursuant to SEC regulations as described above, or who wants to nominate a person for election to the Berry board of directors at that meeting and have such nominee included in Berry’s proxy materials for its 2017 annual meeting, must provide a written notice that sets forth the specified information described in the Berry Bylaws, which are attached as Exhibit 3.1 to Berry’s Current Report on Form 8-K filed on December 6, 2016. The notice must be delivered to Berry’s Secretary at its principal executive offices at 101 Oakley Street, Evansville, Indiana 47710, not earlier than the close of business on the one hundred and twentieth (120th) day and not later than the close of business on the ninetieth (90th) day prior to the first anniversary of the date of Berry’s 2016 annual meeting. As a result, any notice given by a stockholder pursuant to these provisions of the Berry Bylaws (and not pursuant to the SEC regulations relating to stockholder proposals for inclusion in the proxy materials) must be received no earlier than the close of business on October 27, 2016, and no later than the close of business on November 28, 2016, unless Berry’s annual meeting is advanced by more than thirty (30) days or delayed by more than sixty (60) days from such anniversary date, in which case the stockholder’s notice must be received no earlier than the close of business on the one hundred and twentieth (120th) day and not later than the close of business on the ninetieth (90th) day prior to the date of Berry’s annual meeting (or, if the first public announcement of the meeting is less than one hundred (100) days prior to the date of the meeting, the tenth day following the day on which the meeting is publicly announced). The complete requirements for the notice are set forth in the Berry Bylaws, a copy of which can be obtained upon request directed to Berry’s Secretary at its principal executive offices at the address set forth above.
The Berry board of directors will review any stockholder nominations that are made according to the procedures described above and, with the assistance of its Secretary, will determine whether such proposals meet applicable criteria for inclusion in Berry’s proxy solicitation materials or consideration at its annual meeting. In addition, Berry retains discretion to vote proxies on matters of which we are not properly notified at its principal executive offices on or before the close of business on the applicable stockholder proposal filing deadline and also retain that authority under certain other circumstances.
AEP
If the mergers occur, there will be no AEP annual meeting of stockholders for 2017. In that case, stockholder proposals must be submitted to Berry in accordance with the procedures described above.
If the mergers are not completed, then AEP will hold an annual meeting in 2017. Under the rules of the SEC, if a stockholder wants AEP to include a proposal in its proxy statement and form of proxy for presentation at AEP’s 2017 annual meeting of stockholders (pursuant to Rule 14a-8 of the Exchange Act), the proposal must be received by AEP at its principal executive offices (Corporate Secretary, AEP Industries Inc., 95 Chestnut Ridge Road, Montvale, New Jersey 07645) by the close of business on October 28, 2016. If the annual meeting is more than thirty (30) days from the date of the previous year’s meeting, any proposal must be received at our principal executive offices by a reasonable time before AEP begins to print and send its proxy materials in connection with the 2017 annual meeting of the stockholders. As the rules of the SEC make clear, simply submitting a proposal does not guarantee that it will be included.
Any stockholder director nomination or proposal of other business intended to be presented for consideration at AEP’s 2017 annual meeting, but not intended to be considered for inclusion in AEP’s proxy statement and form of proxy relating to such meeting (i.e., not pursuant to Rule 14a-8 of the Exchange Act), must be received by AEP at AEP’s address stated above not less than 90 days and not more than one hundred and twenty (120) days before the first anniversary of the date of AEP’s 2016 annual meeting. Therefore, such notice must be received by AEP between December 13, 2016 and the close of business on January 12, 2017 to be considered timely. However, if AEP’s 2017 annual meeting occurs more than thirty (30) days before or sixty (60) days after April 12, 2017, AEP must receive nominations or proposals (i) not later than the close of business on the later of the ninetieth (90th) day prior to the date of AEP’s 2017 annual meeting or the tenth (10th) day following the day on which public announcement is made of the date of AEP’s 2017 annual meeting, and (ii) not earlier than the one hundred and twentieth (120th) day prior to AEP’s 2017 annual meeting.
The above-mentioned proposals must also be in compliance with the AEP Bylaws and the proxy solicitation rules of the SEC and Nasdaq, including but not limited to the information requirements set forth in the AEP Bylaws. AEP reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with the foregoing and other applicable requirements.
HOUSEHOLDING OF JOINT PROXY STATEMENT/PROSPECTUS
The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to stockholders residing at the same address, unless stockholders have notified the company whose shares they hold of their desire to receive multiple copies of the proxy statement/prospectus. This process, which is commonly referred to in this proxy statement/prospectus as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.
If, at any time, you no longer wish to participate in householding and would prefer to receive a separate copy of this proxy statement/prospectus, or if you are receiving multiple copies of this proxy statement/prospectus and wish to receive only one, please contact AEP at the address or phone number below. AEP will promptly deliver, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to: AEP Industries Inc., 95 Chestnut Ridge Road, Montvale, New Jersey 07645, Attn: John F. Hughes, Jr., Vice President and Secretary, (201) 641-6600.
WHERE YOU CAN FIND MORE INFORMATION
Berry and AEP file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy these reports, statements, and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Berry’s and AEP’s public filings also are available to the public from commercial document retrieval services and on the internet site maintained by the SEC at “http://www.sec.gov.” The reports and other information filed by Berry with the SEC are also available at Berry’s website at www.berryplastics.com under the heading “Investors,” and then under the heading “SEC Filings.” The reports and other information filed by AEP with the SEC are available at AEP’s website at www.aepinc.com under the heading “Investor Relations,” and then under the tab “SEC Filings.” The web addresses of the SEC, Berry and AEP are included as inactive textual references only. Except as specifically incorporated by reference into the proxy statement/prospectus, information on those web sites is not a part of the proxy statement/prospectus. Shares of Berry common stock are listed on the NYSE under the symbol “BERY,” and shares of AEP common stock are listed on the on the Nasdaq Global Select Market under the symbol “AEPI.”
Berry has filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the common stock of Berry being offered in the mergers. This proxy statement/prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. Parts of the registration statement are omitted from the proxy statement/prospectus in accordance with the rules and regulations of the SEC. For further information, your attention is directed to the registration statement. Statements made in this proxy statement/prospectus concerning the contents of any documents are not necessarily complete, and in each case are qualified in all respects by reference to the copy of the document filed with the SEC.
The SEC allows Berry and AEP to “incorporate by reference” the information filed by Berry and AEP with the SEC, which means that Berry and AEP can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this proxy statement/prospectus.
Berry incorporates by reference the documents and information listed below:
(1)
Annual Report on Form 10-K for the fiscal year ended October 1, 2016;

(2)
Exhibit 99.2 of the Current Report on Form 8-K/A filed on December 17, 2015;

(3)
Current Reports on Form 8-K filed on December 6, 2016 and December 12, 2016 (except, with respect to the foregoing, for portions of such report which were deemed to be furnished and not filed); and

(4)
The description of Berry’s common stock set forth in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on September 28, 2012, including any amendment or report filed with the SEC for the purpose of updating such description.

AEP incorporates by reference the documents and information listed below:
(1)
Annual Report on Form 10-K for the fiscal year ended October 31, 2015;

(2)
Quarterly Reports on Form 10-Q for the quarter ended January 31, 2016; April 30, 2016 and July 31, 2016;

(3)
Current Reports on Form 8-K filed on November 5, 2015, January 14, 2016, February 4, 2016, March 10, 2016, April 13, 2016, June 9, 2016, August 25, 2016, August 26, 2016, September 9, 2016, September 14, 2016, October 11, 2016, November 3, 2016 and December 12, 2016 (except, with respect to the foregoing, for portions of such report which were deemed to be furnished and not filed);

(4)
Proxy Statement for AEP’s 2016 Annual Meeting of Stockholders, on Schedule 14A filed with the SEC on February 25, 2016 (excluding any portions of such filing that have not been incorporated by reference into AEP’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015); and

(5)
The description of AEP’s capital stock set forth in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on March 31, 2011, including any amendment or report filed with the SEC for the purpose of updating such description.

Berry and AEP are also incorporating by reference any filings either Berry or AEP make with the SEC under Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act between the date hereof and the date of the special meeting of AEP stockholders; provided, however, that Berry and AEP are not incorporating by reference any information furnished, but not filed.

Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.
Documents incorporated by reference are available from Berry and AEP without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following address and phone number:
Berry Plastics Group, Inc.
101 Oakley Street
Evansville, Indiana 47710
Attn: Dustin Stilwell, Director of Investor Relations
(812) 424-2904
AEP Industries Inc.
95 Chestnut Ridge Road
Montvale, New Jersey 07645
Attn: John F. Hughes, Jr., Vice President and Secretary
(201) 641-6600
AEP stockholders requesting documents must do so by January 11, 2017 to receive them before the special meeting. You will not be charged for any of the documents that you request. If you request any incorporated documents from Berry or AEP, Berry and AEP, respectively, will mail them to you by first class mail, or another equally prompt means, within one business day after receiving your request.
You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is inconsistent with information contained in this document or any document incorporated by reference. This proxy statement/prospectus is not an offer to sell these securities in any state where the offer and sale of these securities is not permitted. The information in this proxy statement/prospectus is current as of the date it is mailed to security holders, and not necessarily as of any later date. If any material change occurs during the period that this proxy statement/prospectus is required to be delivered, this proxy statement/prospectus will be supplemented or amended.
All information regarding Berry in this proxy statement/prospectus has been provided by Berry, and all information regarding AEP in this proxy statement/prospectus has been provided by AEP.

ANNEX A
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of August 24, 2016

by and among

BERRY PLASTICS GROUP, INC.,

BERRY PLASTICS CORPORATION,

BERRY PLASTICS ACQUISITION CORPORATION XVI,

BERRY PLASTICS ACQUISITION CORPORATION XV, LLC

and

AEP INDUSTRIES INC.

INDEX OF DEFINED TERMS
Term	Section
Acceptable Confidentiality Agreement	Section 8.14
Affiliate	Section 8.14
Aggregate Merger Consideration	Section 2.7(a)
Agreement	Preamble
Alternative Financing	Section 5.11(e)
Alternative Funding Election	Section 2.1(e)(i)
Alternative Funding Election Notice	Section 2.1(e)(i)
Alternative Funding Election Period	Section 2.1(e)(i)
Approvals	Section 5.3(a)
Balance Sheet	Section 3.7(a)
Balance Sheet Date	Section 3.7(a)
Bankruptcy and Equity Exception	Section 3.3(a)
Book-Entry Shares	Section 2.1(c)(vi)
Business Day	Section 8.14
Cancelled Shares	Section 2.1(b)
Cash Consideration	Section 2.1(c)(i)
Cash Conversion Number	Section 2.5(a)
Cash Election	Section 2.1(c)(i)
Cash Election Number	Section 2.5(b)(i)
Cash Election Shares	Section 2.1(c)(i)
Cash Portion	Section 2.6(b)
Certificate	Section 2.1(c)(vi)
Certificates of Merger	Section 1.1(b)
Claim	Section 5.6(a)
Clayton Act	Section 8.14
Closing	Section 1.2
Closing Date	Section 1.2
Code	Recitals
Company	Preamble
Company Adverse Recommendation Change	Section 5.2(c)
Company Board	Recitals
Company Board Recommendation	Section 3.3(d)
Company Board Recommendation Notice	Section 5.2(e)
Company Canadian Facilities	Section 8.14
Company Charter Documents	Section 8.14
Company Common Stock	Section 2.1
Company Confidentiality Agreement	Section 8.14
Company Credit Agreements..	Section 8.14
Company Disclosure Schedule	Article III Preamble
Company Expenses	Section 7.3(a)
Company Financial Advisor	Section 3.21

Term	Section
Company Financial Information	Section 8.14
Company Indenture	Section 5.11(f)
Company IT Systems	Section 8.14
Company Material Adverse Effect	Section 8.14
Company Material Contract	Section 3.18(a)(xvi)
Company Mortgage Documents	Section 8.14
Company Pension Plan	Section 3.12(c)
Company Permits	Section 3.10(a)
Company Plans	Section 8.14
Company Preferred Stock	Section 3.2(a)
Company Related Parties	Section 7.3(e)
Company SEC Documents	Section 3.5
Company Senior Notes	Section 5.11(f)
Company Series A Preferred Stock	Section 3.2(a)
Company Software	Section 3.15(d)
Company Stock Plans	Section 8.14
Company Stockholder Advisory Vote	Section 8.14
Company Stockholder Approval	Section 3.3(b)
Company Stockholders’ Meeting	Section 5.10(c)
Company Subsidiary	Section 3.1(b)
Company Tax Opinion Notice	Section 2.1(e)(i)
Company Transaction Litigation	Section 5.7
Compliant	Section 8.14
Confidentiality Agreement	Section 8.14
Contract	Section 8.14
Customary Commercial Agreement	Section 3.11(g)
Debt Commitment Letter	Section 4.6(a)
Debt Fee Letters	Section 4.6(a)
Debt Financing	Section 4.6(a)
Debt Financing Documents	Section 4.6(a)
DGCL	Recitals
Dissenting Shares	Section 2.8
DLLCA	Recitals
Effective Time	Section 1.1(a)
Election	Section 2.6(a)
Election Deadline	Section 2.6(f)
Election Period	Section 2.6(d)
End Date	Section 7.1(b)(i)
End Date Extension	Section 7.1(b)(i)
Environmental Laws	Section 8.14
Equity Interest	Section 8.14
ERISA	Section 8.14
ERISA Affiliate	Section 8.14

Term	Section
Exchange Act	Section 3.4
Exchange Ratio	Section 2.1(c)(v)(1)
Expenses	Section 8.14
Federal Trade Commission Act	Section 8.14
Filed Company SEC Documents	Article III Preamble
Filed Parent SEC Documents	Article IV Preamble
Financing Agreements	Section 5.11(c)
Financing Source	Section 8.14
First-Step Certificate of Merger	Section 1.1(a)
First-Step Merger	Recitals
First-Step Surviving Company	Recitals
Foreign Antitrust Laws	Section 3.4
Form of Election	Section 2.6(c)
Form S-4	Section 8.14
Fractional Share Consideration	Section 2.9
Fraud and Bribery Laws	Section 3.10(b)
GAAP	Section 8.14
Governmental Authority	Section 8.14
Hazardous Materials	Section 8.14
Holder	Section 2.6
Holdings	Section 8.14, Preamble
Holdings Board	Recitals
HSR Act	Section 8.14
Indebtedness	Section 8.14
Indemnitee	Section 5.6(a)
Indemnitees	Section 5.6(a)
Insurance Policies	Section 3.19
Integrated Mergers	Recitals
Intellectual Property	Section 8.14
IRS	Section 8.14
Knowledge	Section 8.14
Laws	Section 3.10(a)
Lease Agreement	Section 3.17(b)
Leased Real Property	Section 3.17(b)
Lien	Section 8.14
Loan Payoff Amount	Section 5.12
Marketing Period	Section 8.14
Merger Consideration	Section 2.1(c)(v)(3)
Merger Sub	Preamble
Merger Sub Board	Recitals
Merger Sub LLC	Preamble
Merger Sub LLC Member	Recitals
NASDAQ	Section 8.14

Term	Section
Non-Election Shares	Section 2.1(c)(iii)
Non-U.S. Company Plan	Section 8.14
Notice Period	Section 5.2(f)
NYSE	Section 8.14
Off-the-Shelf Software	Section 8.14
Open Source Software	Section 8.14
Option	Section 8.14
Owned Real Property	Section 3.17(a)
Parent	Preamble
Parent Balance Sheet Date	Section 4.12(a)
Parent Board	Recitals
Parent Common Stock	Section 8.14
Parent Confidentiality Agreement	Section 8.14
Parent Customary Commercial Agreement	Section 4.15(g)
Parent Disclosure Schedule	Article IV Preamble
Parent Expenses	Section 7.3(a)
Parent MAE Notice	Section 2.1(e)(i)
Parent Material Adverse Effect	Section 8.14
Parent Plans	Section 5.19(b)
Parent SEC Documents	Section 4.10
Parent Subsidiary	Section 8.14
Paying Agent	Section 2.7(a)
Paying Agent Agreement	Section 2.7(a)
Payment Election	Section 2.3(c)
Payment Fund	Section 2.7(a)
Per Share Cash Consideration	Section 2.1(c)(v)(2)
Performance Unit	Section 8.14
Permitted Liens	Section 8.14
Person	Section 8.14
Proxy Statement	Section 8.14
Release	Section 8.14
Remedial Action	Section 5.3(d)
Representatives	Section 8.14
Required Information	Section 8.14
Restraints	Section 6.1(a)
Restricted Stock	Section 8.14
Rights Plan	Section 8.14
Sarbanes-Oxley Act	Section 3.5
Satisfaction and Discharge Transaction	Section 5.11(f)
Scheduled Intellectual Property	Section 3.15(a)
SEC	Section 8.14
Second-Step Certificate of Merger	Section 1.1(b)
Second-Step Effective Time	Section 1.1(b)

Term	Section
Second-Step Merger	Recitals
Securities Act	Section 8.14
Shares	Section 8.14
Sherman Act	Section 8.14
Shortfall Number	Section 2.5(b)(ii)
Significant Subsidiary	Section 3.1(b)
Software	Section 8.14
Stock Consideration	Section 2.1(c)(ii)
Stock Election	Section 2.1(c)(ii)
Stock Election Shares	Section 2.1(c)(ii)
Subsidiary	Section 8.14
Superior Proposal	Section 8.14
Surviving Company	Recitals
Syndication Documents	Section 5.11(f)
Takeover Laws	Section 3.16
Takeover Proposal	Section 8.14
Tax Returns	Section 8.14
Taxes	Section 8.14
Termination Fee	Section 7.3(f)
Transactions	Recitals
Voting Agreements	Recitals
WARN Act	Section 8.14

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER, dated as of August 24, 2016 (this “Agreement”), is entered into by and among BERRY PLASTICS GROUP, INC., a Delaware corporation (“Parent”), BERRY PLASTICS CORPORATION, a Delaware corporation and a direct, wholly owned Subsidiary of Parent (“Holdings”), BERRY PLASTICS ACQUISITION CORPORATION XVI, a Delaware corporation and a direct, wholly owned Subsidiary of Holdings (“Merger Sub”), BERRY PLASTICS ACQUISITION CORPORATION XV, LLC, a Delaware limited liability company and a direct, wholly owned Subsidiary of Holdings (“Merger Sub LLC”) and AEP INDUSTRIES INC., a Delaware corporation (the “Company”). Defined terms used herein have the meanings set forth in Section 8.14.
W I T N E S S E T H:
WHEREAS, the Board of Directors of Parent (the “Parent Board”), the Board of Directors of Merger Sub (the “Merger Sub Board”), the Board of Directors of Holdings (the “Holdings Board”), the sole member of Merger Sub LLC (the “Merger Sub LLC Member”) and the Board of Directors of the Company (the “Company Board”) have each determined that it is in the best interests of their respective company’s stockholders or members, as applicable, to enter into a business combination;
WHEREAS, the parties hereto intend that, on the terms and subject to the conditions set forth in this Agreement, (i) Merger Sub will, in accordance with the Delaware General Corporation Law (the “DGCL”), merge with and into the Company (the “First-Step Merger”), with the Company continuing as the surviving corporation (hereafter sometimes referred to in such capacity as the “First-Step Surviving Company”), and each Share, except as otherwise provided herein, will be converted in the First-Step Merger into the right to receive the Merger Consideration and (ii) immediately thereafter, the First-Step Surviving Company will, in accordance with the DGCL and the Limited Liability Company Act of the State of Delaware (the “DLLCA”) merge with and into Merger Sub LLC (the “Second-Step Merger” and, together with the First-Step Merger, the “Integrated Mergers”), with Merger Sub LLC surviving as a wholly owned entity of Holdings (hereafter sometimes referred to in such capacity as the “Surviving Company”);
WHEREAS, the Parent Board, the Holdings Board, the Merger Sub Board and the Company Board have each (a) approved the execution and delivery of and performance under this Agreement and (b) resolved that this Agreement and the transactions contemplated hereby (including the consummation of the Integrated Mergers (the “Transactions”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the DGCL and DLLCA), are advisable, fair to and in the best interests of its stockholders;
WHEREAS, the Merger Sub Board has resolved to recommend that the sole stockholder of Merger Sub adopt and approve this Agreement and the Transactions, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the DGCL and DLLCA, and to submit this Agreement to such stockholder for adoption, and Holdings, as the sole stockholder of Merger Sub, has approved the execution, delivery and performance of this Agreement and the consummation of the Transactions (upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the DGCL and DLLCA), and adopted this Agreement;
WHEREAS, Holdings, as sole member of Merger Sub LLC, by resolutions duly adopted, has approved and adopted this Agreement and the consummation of the Transactions, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the DGCL and DLLCA;
WHEREAS, the Company Board has, on the terms and subject to the conditions set forth in this Agreement, resolved to recommend that the Company’s stockholders adopt and approve this Agreement and approve the Integrated Mergers and to submit this Agreement to the Company’s stockholders for adoption;
WHEREAS, unless Parent makes an Alternative Funding Election (as hereinafter defined) pursuant to Section 2.1(e) and the Closing occurs during the Alternative Funding Election Period, for U.S. federal income tax purposes, it is intended that the Integrated Mergers will together be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g);
WHEREAS, in connection with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, a financial institution has executed and delivered the Debt Commitment Letter;
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s, Holdings’, Merger Sub’s and Merger Sub LLC’s willingness to enter into this Agreement, certain stockholders of the Company are entering into voting agreements (the “Voting Agreements”) with Parent pursuant to which such stockholders have agreed, among other things, to vote all securities in the Company beneficially owned by them in favor of the approval and adoption of this Agreement and the Integrated Mergers; and
WHEREAS, Parent, Holdings, Merger Sub, Merger Sub LLC and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Holdings, Merger Sub, Merger Sub LLC and the Company hereby agree as follows:
Article I

THE MERGER
Section 1.1 The Integrated Mergers; Effective Times.
(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall continue its existence under DGCL as the surviving corporation in the First-Step Merger. Subject to the provisions of this Agreement, as promptly as practicable on the Closing Date (as defined in Section 1.2) the parties shall file, or cause to be filed, with the Secretary of State of the State of Delaware a certificate of merger for the First-Step Merger executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “First-Step Certificate of Merger”) and shall make all other filings or recordings required under the DGCL in connection with the First-Step Merger. The First-Step Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other, later date and time as is agreed between the parties hereto and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL (such date and time, the “Effective Time”).
(b) Following the Effective Time but on the Closing Date, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the DGCL and DLLCA, the Company, as the surviving corporation in the First-Step Merger, shall merge with and into Merger Sub LLC, and the separate corporate existence of the Company shall thereupon cease, and Merger Sub LLC shall continue its existence under the DGCL and DLLCA as the surviving entity in the Second-Step Merger. Subject to the provisions of this Agreement, as promptly as practicable on the Closing Date the parties shall file, or cause to be filed, with the Secretary of State of the State of Delaware a certificate of merger for the Second-Step Merger executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL and DLLCA (the “Second-Step Certificate of Merger” and, together with the First-Step Certificate of Merger, the “Certificates of Merger”) and shall make all other filings or recordings required under the DGCL and DLLCA in connection with the Second-Step Merger. The Second-Step Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other, later date and time as is agreed between the parties hereto and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL and DLLCA (such date and time, the “Second-Step Effective Time”).

Section 1.2 Closing. The closing of the Integrated Mergers (the “Closing”) shall take place at the offices of Bryan Cave LLP, 1201 West Peachtree Street, NW, One Atlantic Center, Fourteenth Floor, Atlanta, Georgia 30309, at 10:00 a.m. (local time), on the date that is three (3) Business Days following the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or such other date, time or place as agreed to in writing by the parties hereto; provided, however, that, subject to Section 2.1(e), in no event shall Parent, Holdings, Merger Sub and Merger Sub LLC be obligated to consummate the Closing if the Marketing Period has not ended prior to the time that the Closing would otherwise have occurred, in which case the Closing shall not occur until the earlier to occur of  (i) a date before or during the Marketing Period specified by Parent on three (3) Business Days prior written notice to the Company and (ii) the third (3rd) Business Day immediately following the final day of the Marketing Period, subject to, in each case, the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). The date on which the Closing actually occurs being referred to herein as the “Closing Date.”
Section 1.3 Effects of the Integrated Mergers.
(a) At and after the Effective Time, the First-Step Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the First-Step Surviving Company, and all debts, claims, obligations, liabilities and duties of the Company and Merger Sub shall become the debts, claims, obligations, liabilities and duties of the First-Step Surviving Company, all as provided under the DGCL.
(b) At and after the Second-Step Effective Time, the Second-Step Merger shall have the effects set forth in the applicable provisions of the DGCL and DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Second-Step Effective Time, all of the property, rights, privileges, powers and franchises of the First-Step Surviving Company and Merger Sub LLC shall vest in the Surviving Company, and all debts, claims, obligations, liabilities and duties of the First-Step Surviving Company and Merger Sub LLC shall become the debts, claims, obligations, liabilities and duties of the Surviving Company, all as provided under the DGCL and DLLCA.
Section 1.4 Organizational Documents of the First-Step Surviving Company and the Surviving Company.
(a) At the Effective Time, the certificate of incorporation and bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws of the First-Step Surviving Company.
(b) At the Second-Step Effective Time, the certificate of organization and limited liability company agreement of Merger Sub LLC, as in effect immediately prior to the Second-Step Effective Time, shall be the certificate of organization and limited liability company agreement of the Surviving Company (except with respect to any changes necessary so that it shall be in compliance with Section 5.6) until thereafter amended as provided therein or by applicable Laws (and subject to Section 5.6).
Section 1.5 Directors and Officers.
(a) The directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the First-Step Surviving Company immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the First-Step Surviving Company.
(b) The sole manager and the officers of Merger Sub LLC immediately prior to the Second-Step Effective Time shall be the sole manager and officers of the Surviving Company until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the limited liability company agreement of the Surviving Company.

Section 1.6 Tax Consequences. Unless Parent makes an Alternative Funding Election pursuant to Section 2.1(e) and the Closing occurs during the Alternative Funding Election Period, for U.S. federal income tax purposes, (a) the parties intend that (i) the Integrated Mergers will together be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) Parent, Holdings and the Company shall each be a party to such reorganization within the meaning of Section 368(b) of the Code, and (b) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g).
Article II

EFFECT OF THE INTEGRATED MERGERS
Section 2.1 Effect of First-Step Merger on Capital Stock. At the Effective Time, by virtue of the First-Step Merger and without any action on the part of the holder of any shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) or any shares of capital stock of Merger Sub:
(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub that is issued and outstanding prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the First-Step Surviving Company and shall constitute the only outstanding shares of capital stock of the First-Step Surviving Company.
(b) Cancellation of Treasury Stock and Parent-, Holdings-, Merger Sub LLC- and Merger Sub-Owned Stock. Any shares of Company Common Stock that are owned by the Company as treasury stock, and any shares of Company Common Stock owned by Parent, Holdings, Merger Sub LLC or Merger Sub, shall be automatically cancelled (the “Cancelled Shares”) and shall cease to exist and no consideration shall be delivered in exchange therefor.
(c) Conversion of Company Common Stock. Subject to Section 2.1(e), Section 2.5, Section 2.6, Section 2.7(f) and Section 2.8, each issued and outstanding share of Company Common Stock (including Restricted Stock but excluding the Cancelled Shares and the Dissenting Shares) shall thereupon be converted automatically, in accordance with the procedures set forth in this Agreement, into and shall thereafter represent the right to receive the following, without interest:
(i) For each share of Company Common Stock with respect to which an election to receive cash (a “Cash Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 2.6 (collectively, the “Cash Election Shares”), an amount in cash equal to the Per Share Cash Consideration (the “Cash Consideration”);
(ii) For each share of Company Common Stock with respect to which an election to receive Parent Common Stock (a “Stock Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 2.6 (collectively, the “Stock Election Shares”), a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Stock Consideration”);
(iii) For each share of Company Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or deemed revoked pursuant to Section 2.6 (collectively, the “Non-Election Shares”), the right to receive such Stock Consideration or Cash Consideration as is determined in accordance with Section 2.5. The Exchange Ratio shall be determined using the closing sale price, rounded to the nearest one tenthousandth, of Parent Common Stock on the NYSE as reported by The Wall Street Journal for the last Business Day preceding the date of this Agreement.
(iv) Notwithstanding anything to the contrary in this Article II, if Parent shall make an Alternative Funding Election and the Closing occurs during the Alternative Funding Election Period in accordance with Section 2.1(e), then for each share of Company Common Stock an amount in cash equal to the Per Share Cash Consideration;

(v) For purposes of this Agreement, the following terms shall have the following meanings:
(1) The “Exchange Ratio” means 2.5011; provided, however, that in lieu of the issuance of fractional shares of Parent Common Stock resulting from the application of the Exchange Ratio, the holder of shares of Company Common Stock shall have the right to receive cash in the manner described, and pursuant to, Section 2.9 herein.
(2) The “Per Share Cash Consideration” means $110.00.
(3) The “Merger Consideration” means the Cash Consideration and/or, if applicable, the Stock Consideration described in this Section 2.1(c) together with the rights of any holder of Options, Restricted Stock or Performance Units to receive cash or Parent Common Stock pursuant to Section 2.3.
(vi) As of the Effective Time, all shares of Company Common Stock converted into the right to receive the applicable Merger Consideration pursuant to this Article II shall no longer be issued or outstanding and shall automatically be cancelled and shall cease to exist, and the holders immediately prior to the Effective Time of shares of Company Common Stock not represented by certificates (“Book-Entry Shares”) and the holders of certificates that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, and shall thereafter represent only the right to receive (i) the Cash Consideration and/or the Stock Consideration in accordance with, and subject to, this Section 2.1(c), Section 2.5 and Section 2.6 and (ii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.7(c) in each case of clause (i) and (ii), to be paid in consideration therefor upon surrender of such Book-Entry Share or Certificate in accordance with Section 2.7(b) without interest (subject to all applicable withholding of Tax in accordance with Section 2.7(h) below).
(d) Adjustment to Per Share Price and Exchange Ratio. The Merger Consideration shall be adjusted appropriately and proportionally to reflect the effect of any stock split, reverse stock split, subdivision, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock or Parent Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock or Parent Common Stock outstanding after the date hereof and prior to the Effective Time so as to provide the holders of Company Common Stock with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Merger Consideration.
(e) Alternative Funding Election.
(i) In the event that, prior to Closing, (A) all conditions to Closing set forth in Article VI have been satisfied (other than (x) those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions, and (y) the condition set forth in Section 6.3(c) and/or the condition set forth in Section 6.3(d), as applicable), and (B) the Company sends a written notice to Parent that (1) the condition set forth in Section 6.3(c) is not satisfied and is not capable of being satisfied (a “Parent MAE Notice”), and/or (2) the condition set forth in Section 6.3(d) is not capable of being satisfied (a “Company Tax Opinion Notice”), then, in each case, within five (5) Business Days following such written notice, Parent may elect in a written notice sent to the Company (the “Alternative Funding Election Notice”), at Parent’s sole option and in its sole discretion, to pay the Merger Consideration solely in cash and not in Parent Common Stock (an “Alternative Funding Election”), in which event each issued and outstanding share of Company Common Stock (including Restricted Stock but excluding the Cancelled Shares and the Dissenting Shares) shall thereupon be converted automatically, in accordance with the procedures set forth in this Agreement, into and shall thereafter represent the right to receive, without interest, an amount in cash equal to the Per Share Cash Consideration; provided, however, that the Alternative Funding Election Notice shall set forth the sources of funds and reasonable evidence of the expected availability of such funds (whether from cash on hand or other financing sources) totaling an amount equal to the Aggregate Merger Consideration and the

Loan Payoff Amount required to be paid pursuant to the Alternative Funding Election; provided, further, that such Alternative Funding Election shall be effective only if the parties hereto effect the Closing within twenty (20) Business Days following the date the Alternative Funding Election Notice is received by the Company (the “Alternative Funding Election Period”).
(ii) If an effective Alternative Funding Election has been made, then without any further required action by any of the parties hereto, the conditions to Closing set forth in (A) Section 6.3(c), in the event a Parent MAE Notice has been made, and (B) Section 6.1(d), Section 6.1(e), Section 6.2(d) and Section 6.3(d), in the event a Parent MAE Notice or a Company Tax Opinion Notice has been made, shall be waived and have no further legal force or effect during (and only during) the Alternative Funding Election Period. For the avoidance of doubt, if the Closing does not occur within the Alternative Funding Election Period, (x) none of the conditions set forth in Article VI (including Section 6.1(d), Section 6.1(e), Section 6.2(d), Section 6.3(c), and Section 6.3(d)) shall be deemed to be waived and (y) Parent may not thereafter make another Alternative Funding Election.
(iii) Notwithstanding anything to the contrary in this Agreement, in the event that Parent makes the Alternative Funding Election and the Closing occurs during the Alternative Funding Election Period, any references in this Agreement to (i) the Integrated Mergers as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) Parent, Holdings and the Company as parties to such reorganization within the meaning of Section 368(b) of the Code or (iii) this Agreement as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) shall not be applicable.
Section 2.2 Effect of Second-Step Merger. At the Second-Step Effective Time, (a) the sole limited liability company interest of Merger Sub LLC issued and outstanding immediately prior to the Second-Step Effective Time shall thereafter remain outstanding as the sole limited liability company interest of the Surviving Company and (b) the share of capital stock of the Company, as the First-Step Surviving Company, issued and outstanding immediately prior to such time, shall be cancelled and shall cease to exist and neither the Merger Consideration nor any other consideration shall be delivered in exchange therefor.
Section 2.3 Treatment of Company Equity Awards.
(a) Options. At the Effective Time, each outstanding Option, whether or not vested, shall be cancelled in exchange for the right to receive the following: (i) a cash payment equal to the excess of (A) the product of  (1) 50% of the Per Share Cash Consideration and (2) the total number of shares of Company Common Stock underlying such Option over (B) the aggregate exercise price of such Option and (ii) a number of shares of Parent Common Stock equal to the product of  (A) 50% of the Exchange Ratio and (B) the total number of shares of Company Common Stock underlying such Option; provided, however, that if Parent makes the Alternative Funding Election pursuant to Section 2.1(e) and the Closing occurs during the Alternative Funding Election Period, each outstanding Option, whether or not vested, shall be cancelled in exchange for the right to receive a cash payment equal to the excess of  (x) the product of  (I) the Per Share Cash Consideration and (II) the total number of shares of Company Common Stock underlying such Option over (y) the aggregate exercise price of such Option.
(b) Restricted Stock. Immediately prior to the Effective Time the vesting conditions or restrictions applicable to each outstanding award of Restricted Stock shall lapse. Each holder of a Restricted Stock award shall be entitled to make the election described in Section 2.1(c) and Section 2.6 with respect to the shares of Restricted Stock and to receive the consideration set forth in Section 2.1, subject to Section 2.5; provided, however, that if Parent makes the Alternative Funding Election pursuant to Section 2.1(e) and the Closing occurs during the Alternative Funding Election Period, each share of Restricted Stock shall be cancelled in exchange for the right to receive the Per Share Cash Consideration with respect to each share of Restricted Stock.
(c) Performance Units. Each holder of a Performance Unit shall be entitled to elect to receive (the “Payment Election”), in full settlement of such Performance Units either (i) a cash payment equal to the product of  (A) the closing price of a share of Company Common Stock on NASDAQ on the last full trading day prior to the Closing Date and (B) the total number of shares of Company Common Stock subject to such Performance Unit or (ii) a combination of  (1) a cash payment equal to the product of  (A) 50% of the Per Share Cash Consideration and (B) the total number of shares of Company Common Stock subject to such Performance Unit and (2) a number of shares of Parent Common Stock equal to the product of  (A) 50% of the Exchange Ratio and (B) the total number of shares of Company Common Stock subject to such Performance Unit; provided, however, that if Parent makes the Alternative Funding Election pursuant to Section 2.1(e) and the Closing occurs during the Alternative Funding Election Period, each holder of a Performance Unit shall be entitled to receive, in full settlement of such Performance Units, a cash payment equal to the product of  (x) the Per Share Cash Consideration and (y) the total number of shares of Company Common Stock subject to such Performance Unit. At the Effective Time, each Performance Unit shall be cancelled (and the agreement pursuant to which such Performance Unit was granted shall terminate), the vesting conditions or restrictions applicable to each outstanding Performance Unit shall lapse, and each holder thereof shall receive payment for such Performance Units in accordance with his or her Payment Election or pursuant to the proviso in the preceding sentence, as applicable; provided that the number of Performance Units in respect of the performance period as in effect immediately prior to the Effective Time shall be determined based on the level of achievement of such performance condition through the last completed fiscal month prior to the Effective Time in a manner that is consistent with past practice and pro-rated for the period through the Effective Time.
(d) Payment. All payments under this Section 2.3 with respect to each Option, award of Restricted Stock and Performance Unit shall be made by the Surviving Company, without interest, as promptly as reasonably practicable following the Effective Time (and in any event no later than five (5) Business Days following the Effective Time), less all applicable withholding Taxes.
(e) Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and the Compensation Committee of the Company Board, as applicable, shall adopt any resolutions and take all actions that are necessary or appropriate to effectuate the provisions of this Section 2.3. In addition, the Company shall take all actions necessary or appropriate to ensure that from and after the Effective Time, neither Parent nor the Surviving Company will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of the Options, the awards of Restricted Stock or the Performance Units.
Section 2.4 Rights Plan. Immediately prior to the Effective Time, all issued and outstanding preferred share purchase rights of the Company issued pursuant to the Rights Plan will expire in their entirety without any payment being made in respect thereof.
Section 2.5 Proration.
(a) Notwithstanding any other provision contained in this Agreement, the total number of shares of Company Common Stock (including Restricted Stock) to be entitled to receive the Cash Consideration pursuant to Section 2.1(c) shall be equal to the product (rounded up to the nearest whole share) of  (i) 0.50 and (ii) the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (including Restricted Stock but excluding the Cancelled Shares and Dissenting Shares) (the “Cash Conversion Number”). All other shares of Company Common Stock (including Restricted Stock, but excluding the Cancelled Shares and Dissenting Shares) shall be converted into the right to receive the Stock Consideration.
(b) Promptly (and in any event no later than two (2) Business Days) after the Effective Time, Parent shall effect the allocation among holders of Company Common Stock (including Restricted Stock) of rights to receive the Cash Consideration and the Stock Consideration as follows:
(i) If the aggregate number of shares of Company Common Stock (including Restricted Stock) with respect to which Cash Elections shall have been made (the “Cash Election Number”) exceeds the Cash Conversion Number, then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and Cash Election Shares of each holder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (A) the number of Cash Election Shares held by such holder by (B) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration; and
(ii) If the Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Cash Election Number being referred to herein as the “Shortfall Number”), then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares and Stock Election Shares shall be treated in the following manner:
(1) If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and the Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Stock Consideration; or
(2) If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Stock Consideration.
(c) The parties hereto acknowledge and agree that the provisions of this Section 2.5 shall not apply in the event that, pursuant to Section 2.1(e), (A) Parent makes an Alternative Funding Election and (B) the Closing occurs during the Alternative Funding Election Period.
Section 2.6 Election Procedures. Each holder of record of shares of Company Common Stock (including Restricted Stock but excluding holders of Dissenting Shares and Cancelled Shares) to be converted into the right to receive the Cash Consideration and/or the Stock Consideration in accordance with, and subject to, Section 2.1(c), Section 2.1(e) and Section 2.5 (a “Holder”) shall have the right, subject to the limitations set forth in this Article II, to submit an election in accordance with the following procedures:
(a) Each Holder may specify in a request made in accordance with the provisions of this Section 2.6 (herein called an “Election”) the whole number of shares of Company Common Stock (including Restricted Stock) owned by such Holder with respect to which such Holder desires (i) to make a Stock Election, (ii) to make a Cash Election or (iii) to make no election with respect to the receipt of the Cash Consideration or the Stock Consideration. For the avoidance of doubt, shares with respect to which no election is made shall be deemed Non-Election Shares, unless a proper Election is thereafter timely made.
(b) Unless the properly completed Form of Election provides otherwise, for all purposes of this Section 2.6 and in accordance with Treasury Regulation Section 1.358-2(a)(2)(ii), (i) a Holder will be treated as having surrendered, in exchange for the total Cash Consideration, if any, to be paid to such Holder under Article I (with respect to a Holder, the “Cash Portion”), the number of shares of Company Common Stock of such Holder as to which such Holder has a right to receive Cash Consideration pursuant to Section 2.1(c) and Section 2.5; and (ii) for purposes of clause (i), the Certificates or Book-Entry Shares surrendered by a Holder in exchange for such Holder’s Cash Portion will be deemed to be: (A) first, of those Certificates or Book-Entry Shares evidencing shares held by such Holder for more than one year before the Merger within the meaning of Section 1223 of the Code, if any, those Certificates or Book-Entry Shares, as applicable, with the highest federal income tax basis, in descending order until such Certificates or Book-Entry Shares, as applicable, are exhausted or the Cash Portion for such Holder is fully paid, then (B) of all other of such Holder’s Certificates and Book-Entry Shares, those Certificates or Book-Entry Shares with the highest federal income tax basis, in descending order until the Cash Portion for such Holder is fully paid.
(c) Parent shall prepare a form reasonably acceptable to the Company, including appropriate and customary transmittal materials in such form as prepared by Parent and reasonably acceptable to the Company (the “Form of Election”), so as to permit Holders to exercise their right to make an Election.
(d) Parent shall, and, as applicable, shall cause the Paying Agent to, (i) initially make available and mail the Form of Election to Holders not less than thirty (30) Business Days prior to the anticipated Election Deadline, and (ii) following such initial mailing, make available as promptly as possible a Form of Election to any Holder who requests such Form of Election prior to the Election Deadline. Parent shall provide to the Paying Agent all information necessary for it to perform as specified herein. The time period between such mailing date and the Election Deadline is referred to herein as the “Election Period.”
(e) Any Election shall have been made properly only if Parent or the Paying Agent, as applicable, shall have received, during the Election Period, a Form of Election properly completed and signed (including duly executed transmittal materials included in the Form of Election) and accompanied by any Book-Entry Shares or Certificates representing all shares to which such Form of Election relates or by an appropriate customary guarantee of delivery of such Book-Entry Shares or Certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States; provided that such Book-Entry Shares or Certificates are in fact delivered to the Paying Agent by the time required in such guarantee of delivery. Failure to deliver physical certificates representing shares covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Parent, in its reasonable discretion. For Book-Entry Shares, Parent shall establish Election procedures for such Shares, which procedures shall be reasonably acceptable to the Company.
(f) As used herein, unless otherwise agreed in advance by the parties, “Election Deadline” means 5:00 p.m. New York City time on the date which the parties hereto shall agree is as near as practicable to two (2) Business Days preceding the Closing Date. The parties hereto shall cooperate to issue a press release reasonably satisfactory to each of them and subject to Section 5.14, announcing the anticipated date of the Election Deadline not more than fifteen (15) Business Days before, and at least five (5) Business Days prior to, the Effective Time. If the Effective Time is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and the parties shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.
(g) Any Holder may, at any time during the Election Period, change or revoke his or her Election by written notice to Parent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. If any Election is not properly made with respect to any shares of Company Common Stock or Restricted Stock (none of Parent, Holdings, Merger Sub, Merger Sub LLC nor the Company being under any duty to notify any Holder of any such defect), such Election shall be deemed to be not in effect, and the shares of Company Common Stock or Restricted Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.
(h) Any Holder may, at any time during the Election Period, revoke his or her Election by written notice received by Parent or the Paying Agent, as applicable, prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Book-Entry Shares or Certificates, or of the guarantee of delivery of such Book-Entry Shares or Certificates, previously deposited with Parent or the Paying Agent, as applicable. All Elections shall be automatically deemed revoked upon receipt by the Paying Agent of written notification from the parties hereto that this Agreement has been properly terminated in accordance with the terms hereof.

(i) Subject to the terms of this Agreement, the Form of Election and the Paying Agent Agreement, Parent, in the exercise of its reasonable, good faith discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the Forms of Election and compliance by any Holder with the Election procedures set forth herein, (ii) subject to Section 2.7, the issuance and delivery of shares of Parent Common Stock in which Shares are converted in the First-Step Merger and (iii) subject to Section 2.9, the method of payment of cash for Shares converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of Parent Common Stock.
(j) The parties hereto acknowledge and agree that notwithstanding any Election made by any Holder, each Holder shall be deemed to have made a Cash Election, and any Stock Election shall, without the requirement of any further action by Parent or the Holder, be deemed converted into a Cash Election, if, and only if, pursuant to Section 2.1(e), (A) Parent shall make an Alternative Funding Election and (B) the Closing occurs during the Alternative Funding Election Period.
Section 2.7 Exchange of Certificates.
(a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as paying and exchange agent (the “Paying Agent”) for the holders of the shares of Company Common Stock (including Restricted Stock) to receive the Merger Consideration to which holders of such shares of Company Common Stock shall become entitled pursuant to this Agreement and enter into an agreement reasonably acceptable to the Company with the Paying Agent relating to the services to be performed by the Paying Agent (the “Paying Agent Agreement”). Prior to the Effective Time, Parent shall, or shall take all steps necessary to enable and cause Merger Sub to, deposit with the Paying Agent (i) evidence of Parent Common Stock in book-entry form (and/or certificates representing such Parent Common Stock, at Parent’s election) equal to the aggregate Stock Consideration to be issued pursuant to Section 2.1(c) and the Parent Common Stock to be issued pursuant to Section 2.3 (excluding any Fractional Share Consideration) and (ii) cash in immediately available funds in an amount sufficient to pay (w) the aggregate Fractional Share Consideration pursuant to Section 2.9, (x) the Cash Consideration pursuant to Section 2.1(c), (y) the amounts to be paid pursuant to Section 2.3 and, if applicable, (z) the aggregate Per Share Cash Consideration pursuant to Section 2.1(e) (such shares and cash amounts in clauses (i) and (ii), as applicable (together with the dividends and distributions with respect thereto pursuant to Section 2.7(c)), the “Aggregate Merger Consideration” or the “Payment Fund”). The cash portion of the Payment Fund may, as determined by Parent, pending its disbursement pursuant to and in accordance with this Agreement, be invested by the Paying Agent in (I) short-term direct obligations of the United States of America with maturities of no more than thirty (30) days or (II) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the full payment of principal and interest. Any interest and other income from such investments shall become part of the Payment Fund; provided that any amount in the Payment Fund in excess of the Aggregate Merger Consideration payable hereunder shall be disbursed to the Surviving Company upon the termination of the Payment Fund pursuant to and in accordance with Section 2.7(f). No investment by the Paying Agent of the Payment Fund shall relieve Parent, Holdings, Merger Sub LLC, the First-Step Surviving Company, the Surviving Company or the Paying Agent from making the payments to holders of Certificates or Book-Entry Shares required by this Article II, and Parent shall promptly replace any portion of the Payment Fund lost through any investment made pursuant to this Section 2.7(a) for the benefit of the holders of shares of Company Common Stock (including Restricted Stock) at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Payment Fund. No investment by the Paying Agent of the Payment Fund shall have maturities that could prevent or delay payments to be made pursuant to this Agreement.
(b) Payment Procedures. Promptly after the Effective Time, (and in any event no later than three (3) Business Days thereafter), Parent shall cause the Paying Agent to mail to each holder of record of Company Common Stock (including Restricted Stock) immediately prior to the Effective Time that thereafter was converted at the Effective Time into the right to receive the applicable Merger Consideration and that has not theretofore submitted its Certificates or Book-Entry Shares with a Form of Election (i) a letter of transmittal (which, in the case of shares of Company Common Stock represented by Certificates, shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall be in such form and have such other provisions as Parent and the Company may reasonably agree and shall be prepared prior to Closing) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration. Upon surrender of Certificates for cancellation to the Paying Agent or, in the case of Book-Entry Shares, receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request), together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor, subject to any required withholding of Taxes in accordance with Section 2.7(h), for each share of Company Common Stock (including Restricted Stock) surrendered (and any Certificates surrendered shall forthwith be cancelled) (I) the Stock Consideration to which such holder of Company Common Stock (including Restricted Stock) shall have become entitled to receive in accordance with, and subject to, Section 2.1(c), Section 2.4 and Section 2.5, and/or (II) a check or wire transfer representing the amount of  (A) the Cash Consideration to which such holder of Company Common Stock (including Restricted Stock) shall have become entitled to receive in accordance with, and subject to, Section 2.1(c), Section 2.1(e), Section 2.4 and Section 2.5, (B) any dividends or distributions which the holder of Company Common Stock (including Restricted Stock) shall have become entitled to receive in accordance with Section 2.7(c) and (C) a check or wire transfer representing the Fractional Share Consideration, without interest, resulting from the rounding-down of any shares of Parent Common Stock otherwise issuable pursuant to (I) above. If payment of any portion of the Aggregate Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share in exchange therefor is registered in the transfer or stock records of the Company, it shall be a condition of payment that (A) the Person requesting such exchange present proper evidence of transfer and (B) the Person requesting such payment shall evidence payment of any transfer and other Taxes required by reason of the payment of such portion of the Aggregate Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share surrendered or shall have established to the reasonable satisfaction of the Surviving Company that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.7, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration for each applicable share of Company Common Stock as contemplated by this Article II, without interest.
(c) Dividends with Respect to Parent Common Stock. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Parent Common Stock issuable hereunder, and all such dividends and other distributions paid with respect to such shares of the Stock Consideration to which such holder is entitled pursuant to this Agreement shall be paid by Parent to the Paying Agent and shall be included in the Payment Fund, in each case until the surrender of such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Law, following surrender of any such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) there shall be paid to the holder entitled to Stock Consideration thereof, without interest, (i) the amount of dividends or other distributions, with a record date after the Effective Time but prior to such surrender, previously paid with respect to such shares of Parent Common Stock to which such holder entitled to Stock Consideration is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.
(d) Transfer Books; No Further Ownership Rights in Company Stock. The Merger Consideration paid in respect of shares of Company Common Stock upon the surrender for exchange in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock, and from and after the Effective Time, the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time and thereafter there shall be no further registration of transfers on the stock transfer books of the First-Step Surviving Company or the Surviving Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock other than the right to receive the Merger Consideration (together with any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.7(c)), except as otherwise provided for herein or by applicable Law. If, at any time after the Effective Time, Certificates are presented to the Surviving Company for any reason, they shall be cancelled and exchanged pursuant to and in accordance with this Article II.
(e) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen, mutilated or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, mutilated or destroyed and, if required by the Surviving Company or the Paying Agent, the posting by such Person of a bond, in such reasonable amount as Parent or the Paying Agent may reasonably direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen, mutilated or destroyed Certificate, the applicable Merger Consideration and any dividends or other distributions deliverable in respect thereof to be paid in respect of the shares of Company Common Stock (including Restricted Stock) formerly represented by such Certificate, as contemplated by this Article II.
(f) Termination of Payment Fund. At any time following the first (1st) anniversary of the Closing Date, the Surviving Company shall be entitled to require the Paying Agent to deliver to it any portion of the Payment Fund (including any interest or other income received with respect thereto) that had been made available to the Paying Agent and which remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares in accordance with this Article II, and thereafter Persons entitled to receive payment pursuant to this Article II shall be entitled to look only to the Surviving Company (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Company Common Stock held by such holders, pursuant to and in accordance with this Agreement, without any interest thereon. Any amounts remaining unclaimed by such holders as of the second (2nd) anniversary of the Closing Date (or immediately prior to such earlier date on which the Merger Consideration or such cash would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by applicable Law, the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.
(g) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of Parent, Holdings, Merger Sub, Merger Sub LLC, the First-Step Surviving Company, the Surviving Company, the Company or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official or a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law.
(h) Withholding Taxes. Parent, Holdings, the First-Step Surviving Company, the Surviving Company and the Paying Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of shares of Company Common Stock (including Restricted Stock) pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any applicable provision of state, local or foreign Laws related to Taxes. To the extent amounts are so withheld and paid over to the appropriate taxing authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
Section 2.8 Dissenting Shares. Notwithstanding Section 2.1(c), to the extent that holders thereof are entitled to appraisal rights under Section 262 of the DGCL, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his or her demand for appraisal rights under Section 262 of the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration. At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, but the holders of such Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, however, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost his or her right to appraisal and payment under the DGCL (prior to the Election Date), such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with this Agreement, and such shares shall not be deemed to be Dissenting Shares. If such holder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment after the Effective Time (or after the Election Deadline), each share of Company Common Stock of such holder shall be treated as a Non-Election Share. Any payments required to be made with respect to the Dissenting Shares shall be made by Parent (and not the Company, Holdings, Merger Sub or Merger Sub LLC), and the Aggregate Merger Consideration shall be reduced, on a dollar-for-dollar basis, as if the holder of such Dissenting Shares had not been a stockholder on the Closing Date. The Company shall give prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company relating to appraisal demands, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do or commit to do any of the foregoing. Following the Effective Time, the Surviving Company will comply with any notice requirements applicable to a merger without a meeting of stockholders pursuant to Section 262 of the DGCL.
Section 2.9 No Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu thereof, upon surrender of the applicable Certificates or Book-Entry Shares, Parent shall pay each holder of Company Common Stock who would otherwise be entitled to receive a fractional share of Parent Common Stock an amount in cash, rounded to the nearest cent, equal to the product obtained by multiplying (i) the fractional share interest to which such holder would otherwise have been entitled to receive pursuant to Section 2.1(c) (though subject to Section 2.5) and Section 2.3, by (ii) the closing sale price, rounded to the nearest one tenthousandth, of Parent Common Stock on the NYSE as reported by The Wall Street Journal for the last Business Day preceding the Closing Date (the “Fractional Share Consideration”).
Section 2.10 Further Action If, at any time prior to or after the Effective Time, any further instruments, deeds, assignments or assurances are determined by the Company, Parent, Holdings, Merger Sub, Merger Sub LLC, the First-Step Surviving Company or the Surviving Company to be reasonably necessary or desirable to carry out the purposes of this Agreement or to vest the First-Step Surviving Company or Surviving Company with full right, title and possession of and to all rights and property of the Company, the officers and directors of the First-Step Surviving Company, Surviving Company and Parent shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Integrated Mergers and to carry out the purposes and intent of this Agreement.
Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company represents and warrants to Parent, Holdings, Merger Sub and Merger Sub LLC that, except as disclosed in the disclosure schedule of the Company dated as of the date of this Agreement (the “Company Disclosure Schedule”) (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article

III, or to one or more of the Company’s covenants contained in Article V, except that any information set forth in one section of the Company Disclosure Schedule will be deemed to apply to all other applicable sections or subsections thereof to the extent that the applicability of such information to such other section or subsection is reasonably apparent to Parent on the face of such disclosure) or as set forth in (or incorporated by reference in) any of the Company SEC Documents filed or furnished between October 31, 2013, and the fifth (5th) Business Day prior to the date of this Agreement (without giving effect to any amendment to such Company SEC Documents on or after such fifth (5th) Business Day prior to the date hereof) (the “Filed Company SEC Documents”) excluding any disclosure under the headings “Risk Factors” or “Forward Looking Statements” to the extent such disclosures are cautionary, predictive or forward-looking in nature:
Section 3.1 Organization, Standing and Corporate Power.
(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not result in a Company Material Adverse Effect.
(b) Each “significant subsidiary” of the Company within the meaning of Rule 1-02(w) of Regulation S-X under the Exchange Act (“Significant Subsidiary”) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, except to the extent the failure of any such Company Subsidiary to be in good standing would not result in a Company Material Adverse Effect. Section 3.1(b) of the Company Disclosure Schedule contains a true, correct and complete list of all subsidiaries of the Company (each, a “Company Subsidiary”) and their places of organization, formation or incorporation (as applicable), the ownership interest of the Company in each Company Subsidiary, and the ownership interest of any other Person or Persons in each Company Subsidiary, in each case as of the date hereof. Each Significant Subsidiary has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not result in a Company Material Adverse Effect. The Company has delivered to Parent true, complete and correct copies of the articles of incorporation and bylaws (or similar organizational documents) of the Company and each Significant Subsidiary, each as amended to date, and each as so delivered is in full force and effect. Neither the Company nor any Significant Subsidiary has filed for bankruptcy or filed for reorganization under the U.S. federal bankruptcy laws or similar state, federal or foreign Law, become insolvent or become subject to conservatorship or receivership.
Section 3.2 Capitalization.
(a) The authorized capital stock of the Company consists of  (i) 30,000,000 shares of Company Common Stock and (ii) 1,000,000 shares of preferred stock, par value $1.00 per share of the Company (“Company Preferred Stock”), of which 30,000 shares are designated Series A Junior Participating Preferred Stock, par value $1.00 per share of the Company (“Company Series A Preferred Stock”). As of August 19, 2016, there were 5,113,801 shares of Company Common Stock, including 4,380 shares of Restricted Stock, and no shares of Company Preferred Stock, including Company Series A Preferred Stock, issued and outstanding. All of the outstanding shares of Company Common Stock have been duly authorized and are validly issued in compliance with applicable Laws, fully paid and nonassessable. As of August 19, 2016, other than 169,848 shares of Company Common Stock reserved for issuance under the Company Stock Plans and other than 30,000 shares of Company Series A Preferred Stock reserved for issuance under the Rights Plan, the Company has no shares of Company Common Stock or Company Preferred Stock reserved for issuance. As of August 19, 2016, Options to purchase an aggregate of 48,800 shares of Company Common Stock and Performance Units representing the right to receive 191,183 shares of Company Common Stock were outstanding. No shares of Company Common Stock are held by any Company Subsidiary. Upon the issuance of any shares of Company Common Stock in accordance with the terms of the Company Stock Plans, such shares of Company Common Stock will be duly authorized, validly issued, fully paid and nonassessable. The Company has provided a true, correct and complete list as of the date of this Agreement of  (A) Options outstanding under the Company Stock Plans, (B) Performance Units outstanding under the Company Stock Plans, and (C) Restricted Stock outstanding under the Company Stock Plans, including in each case the name of the holder, the grant date, number of shares of Company Common Stock underlying each security held by such holder, the Company Stock Plan pursuant to which the award was granted and, with respect to Options, the exercise price and the expiration date of such Options, whether such Option is an “incentive stock option” as defined in Section 422 of the Code and whether such Option qualifies under the option exception under Section 409A of the Code. Except as set forth above in this Section 3.2(a), there are (i) no preemptive or other outstanding stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls or commitments of any kind that obligate the Company to issue or sell any shares of capital stock, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants or other rights to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iv) no restricted shares, performance shares, contingent value rights, “phantom” stock or similar securities or equity-based rights, (v) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interests (including any voting debt) in, the Company and (vi) no other obligations by the Company or any Company Subsidiary to make or issue any payments based on, or other securities or rights that are derivative of, or provide economic benefit based on, the price or value of the interests, securities or rights described in the foregoing clauses (i) through (v). All outstanding Options, Performance Units and Restricted Stock were issued pursuant to a Company Stock Plan.
(b) Each outstanding share of capital stock or other Equity Interest of each Significant Subsidiary is (to the extent such concept is applicable) duly authorized, validly issued in compliance with applicable Laws, fully paid, nonassessable and free of preemptive rights and is held, directly or indirectly, by the Company or another Company Subsidiary free and clear of all Liens, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other Equity Interests, other than Permitted Liens. There are (i) no preemptive or other outstanding stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls or commitments of any kind that obligate the Company to issue or sell any shares of capital stock of any Company Subsidiary, (ii) no outstanding securities of any Company Subsidiary convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, any Company Subsidiary, (iii) no outstanding options, warrants or other rights to acquire from any Company Subsidiary, or that obligate any Company Subsidiary to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, any Company Subsidiary, (iv) no obligations of any Company Subsidiary to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interests (including any voting debt) in, any Company Subsidiary and (v) no other obligations by any Company Subsidiary to make or issue any payments based on, or other securities or rights that are derivative of, or provide economic benefit based on, the price or value of the interests, securities or rights described in the foregoing clauses (i) through (iv).
(c) Neither the Company nor any Company Subsidiary owns, directly or indirectly, any Equity Interests in any Person (other than a Company Subsidiary).
(d) As of the date of this Agreement, there is no outstanding Indebtedness of the Company or the Company Subsidiaries other than as reflected in the Balance Sheet or incurred in the ordinary course of business consistent in all material respects with past practice after the date of the Balance Sheet, and aggregate Indebtedness is no greater than $213,400,000.
(e) Except for the Rights Plan, the Company does not have in effect any “poison pill” or similar stockholder rights plan.

Section 3.3 Authority; Noncontravention.
(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and any other documents and agreements contemplated hereby, subject to obtaining any necessary Company Stockholder Approval and holding the Company Stockholder Advisory Vote and, assuming the accuracy of Parent’s, Holdings’, Merger Sub’s and Merger Sub LLC’s representations and warranties set forth in Section 4.7, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of, and performance by, the Company under this Agreement and any other documents and agreements contemplated hereby, and the consummation of the Transactions, have been duly and authorized and approved by the Company Board, and other than, with respect to the Integrated Mergers, the filing and recordation of appropriate merger documents as required by the DGCL and the DLLCA, and obtaining the Company Stockholder Approval and occurrence of the Company Stockholder Advisory Vote and assuming the accuracy of Parent’s, Holdings’, Merger Sub’s and Merger Sub LLC’s representations and warranties set forth in Section 4.7, no other corporate action on the part of the Company or the Company Stockholders is necessary to authorize the execution and delivery of and performance by the Company under this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).
(b) The affirmative vote of not less than a majority of the shares outstanding on the record date for the Company Stockholders’ Meeting, voting together as a single class (the “Company Stockholder Approval”) and the occurrence of the Company Stockholder Advisory Vote, are the only votes of the holders of any class or series of the Company’s capital stock necessary to approve this Agreement and the Transactions, including the Integrated Mergers.
(c) None of the execution and delivery of this Agreement by the Company, the performance and consummation by the Company of the Transactions, and the compliance by the Company with any of the terms or provisions hereof, will (i) assuming the Company Stockholder Approval is obtained or not required, conflict with or violate any provision of the Company Charter Documents, (ii) assuming that each of the consents, authorizations and approvals referred to in Section 3.4 are obtained (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 3.4 are made and any applicable waiting periods referred to therein have expired, violate any Law applicable to the Company or any Company Subsidiary or (iii) except as set forth on Section 3.3(c) of the Company Disclosure Schedule, require any consent or approval under, result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, any Contract to which the Company or any Company Subsidiary is a party, or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of the Company or any Company Subsidiary, other than, in the case of clauses (ii) and (iii), as would not result in a Company Material Adverse Effect.
(d) The Company Board, at a meeting duly called and held, has (i) approved the execution and delivery of and performance under this Agreement, (ii) resolved that this Agreement and the Transactions, upon the terms, and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the DGCL and the DLLCA, are advisable, fair to and in the best interests of the stockholders of the Company, (iii) resolved, to recommend that stockholders of the Company approve this Agreement and the Transactions on the terms and subject to the conditions set forth herein (the “Company Board Recommendation”) and (iv) amended the Rights Plan so that (A) neither the execution, delivery or performance of this Agreement nor the consummation of the Transactions will cause the rights therein to become exercisable and (B) the rights therein will expire immediately prior to the Effective Time without any payment being made or shares of the Company’s capital stock being issued in respect thereof.

Section 3.4 Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended, and together with the rules and regulations thereunder (the “Exchange Act”), and the rules of NASDAQ, (b) such filings with the SEC as may be required to be made by the Company in connection with this Agreement and the Integrated Mergers, including the Proxy Statement, (c) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and DLLCA, (d) filings required under, and compliance with other applicable requirements of, the HSR Act and (e) approvals or filings required under, and compliance with other applicable requirements of, the non-U.S. Laws of the jurisdictions listed on Section 3.4 of the Company Disclosure Schedule intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment (collectively, “Foreign Antitrust Laws”), no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Company and the performance and consummation by the Company of the Transactions, other than as would not result in a Company Material Adverse Effect.
Section 3.5 Company SEC Documents. The Company has filed with or furnished to the SEC, on a timely basis, all registration statements, reports, prospectuses and proxy statements with the SEC required to be filed since October 31, 2013 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, as such statements, reports and prospectuses may have been amended since the date of their filing, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing or furnished dates (in the case of all other Company SEC Documents), or in the case of amendments thereto, as of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the respective rules and regulations promulgated thereunder, as the case may be, and the rules and regulations of the SEC thereunder, applicable to such Company SEC Documents, and, except to the extent that any information in any Company SEC Document has been revised or superseded by a Company SEC Document filed prior to the date hereof, none of the Company SEC Documents as of such respective dates (or, if amended, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC. No executive officer of the Company or any Company Subsidiary has failed to make certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Document, except as disclosed in certifications filed with the Company SEC Documents. As of the date hereof, neither the Company or any Company Subsidiary nor any of their executive officers has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications in the Company SEC Documents. There are no outstanding or unresolved comments in comment letters received by the Company or any Company Subsidiary from the SEC or its staff. There has been no material correspondence between the SEC and the Company or any Company Subsidiary since October 31, 2013, that is not available on the SEC’s Electronic Data Gathering, Analysis and Retrieval database.
Section 3.6 Company Financial Statements.
(a) Except to the extent updated, amended, restated or corrected by a subsequent Filed Company SEC Document, as of their respective dates of filing with the SEC, the consolidated financial statements of the Company (including the related notes and schedules relating thereto) included in the Company SEC Documents (i) complied as to form in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except as permitted by the rules and regulations of the SEC), (ii) have been prepared in accordance with GAAP applied on a consistent basis in all material respects during the periods involved and the Company’s normal accounting practices consistent with past practice in all material respects (except (A) as may be indicated in the notes thereto or (B) as permitted by Regulation S-X), and (iii) present fairly, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries, and the results of their operations, stockholders’ equity and cash flows, for each of the dates and for the periods shown, in conformity with GAAP (subject, in the case of unaudited statements, to normal and recurring year-end adjustments and any other adjustments described therein, including the notes thereto).
(b) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all material information required to be disclosed by the Company in the statements and reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder for the years ended October 31, 2013, 2014 and 2015, and such assessment concluded that such controls were effective. Since October 31, 2013, neither the Company nor any Company Subsidiary or any of their respective directors or officers has received from its auditors any written complaint, allegation, assertion or claim that the Company has engaged in improper accounting practices that are material to the consolidated financial statements of the Company and the Company Subsidiaries.
(c) The Company is in compliance in all material respects with the provisions of Section 13(b) of the Exchange Act. Neither the Company nor any Company Subsidiary has, and to the Knowledge of the Company, no director, officer, agent, employee or other Person acting on behalf of the Company or any Company Subsidiary has, in any respect, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of Section 30A of the Exchange Act or (ii) accepted or received any unlawful contributions, payments, gifts or expenditures. Except as set forth in the Filed Company SEC Documents, no event has occurred that would be required to be reported pursuant to Item 404 of Regulation S-K promulgated by the SEC.
(d) Since the Balance Sheet Date, the Company does not have any Knowledge of  (A) any material weakness in the system of internal accounting controls utilized by the Company and the Company Subsidiaries, or (B) any fraud that involves the Company’s or any Company Subsidiary’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and the Company Subsidiaries.
Section 3.7 Undisclosed Liabilities.
(a) Neither the Company nor any Company Subsidiary has any liabilities which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP, except for liabilities (i) reflected or reserved against on the balance sheet of the Company and the Company Subsidiaries as of October 31, 2015 (such balance sheet, the “Balance Sheet” and such date, the “Balance Sheet Date”) (including the notes thereto) included in the Filed Company SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business, (iii) as expressly contemplated by this Agreement or (iv) that have been discharged or paid in full or would not be reasonably likely to be material to the Company and the Company Subsidiaries, taken as a whole.
(b) Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate (including any structured finance, special purpose or limited purpose entity or Person), on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the Securities Act), where the result, purpose or effect of such Contract is to avoid disclosure in the Company SEC Documents of any transaction involving, or liabilities of, the Company or any of the Company Subsidiaries that would reasonably be expected to be material to the Company and the Company Subsidiaries taken as a whole.
Section 3.8 Absence of Certain Changes. Since October 31, 2015, (i) except in connection with the Transactions, the Company and the Company Subsidiaries have not taken any action that, if taken after the date of this Agreement, would constitute a violation of Section 5.1, and (ii) through the date hereof, there has not been any Company Material Adverse Effect.
Section 3.9 Legal Proceedings. There is no, and during the past three years there has been no, pending or, to the Knowledge of the Company, threatened, legal, regulatory or administrative or similar proceeding, claim, suit or action against the Company or any of the Company Subsidiaries, nor is there, and during the past three years there has not been, any injunction, order, judgment, ruling or decree imposed upon the Company or any of the Company Subsidiaries, in each case, by or before any Governmental Authority, that would reasonably be expected to be materially adverse to the Company and the Company Subsidiaries, taken as a whole.
Section 3.10 Compliance With Laws; Permits.
(a) The businesses of the Company and the Company Subsidiaries are conducted in compliance with all laws, statutes, ordinances, codes, rules, regulations, decrees judgments, injunctions and orders of Governmental Authorities (collectively, “Laws”) applicable to the Company or any of the Company Subsidiaries, except for instances of non-compliance as would not reasonably be likely to be material to the Company and the Company Subsidiaries, taken as a whole. The Company and each of the Company Subsidiaries hold, and are in compliance with, all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities required by Law for the conduct of their respective businesses as they are now being conducted (collectively, “Company Permits”), except as the failure to hold or be in compliance with the Company Permits would not result in a Company Material Adverse Effect. Except as set forth on Section 3.10(a) of the Company Disclosure Schedule, no investigation, audit or review by any Governmental Authority with respect to the Company or any of the Company Subsidiaries or any of their assets is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Authority notified the Company of its intention to conduct the same, except for such investigations or reviews the outcome of which have not been and are not reasonably likely to be material to the Company and the Company Subsidiaries, taken as a whole.
(b) Except as would not adversely affect the Company and the Company Subsidiaries in a material way, since November 1, 2013, (i) the Company and each of the Company Subsidiaries have complied in all material respects with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)) and any other applicable foreign or domestic anticorruption or antibribery Laws (collectively, the “Fraud and Bribery Laws”) and (ii) neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any of the Company’s Affiliates, directors, officers, employees, agents or other representatives acting on the Company’s behalf have directly or indirectly, in each case, in violation of any Fraud and Bribery Laws: (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (C) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (D) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent of such customer or supplier, or (E) taken any action or made any omission in violation of any applicable Laws governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

(c) Except as would not adversely affect the Company and the Company Subsidiaries in a material way, since November 1, 2013, none of the Company, any Company Subsidiary or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has violated any economic sanctions Laws. Since November 1, 2013, the Company and the Company Subsidiaries have made no material voluntary disclosures to any Governmental Authority under applicable economic sanctions Laws or export control Laws and, to the Knowledge of the Company, have not been the subject of any material investigation or material inquiry by a Governmental Authority regarding compliance with such Laws or have been assessed any material fine or material penalty under such Laws.
Section 3.11 Tax Matters.
(a) (i) Except as would not constitute a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has timely filed, or has caused to be timely filed on its behalf  (taking into account any extension of time within which to file), all income and other material Tax Returns required to be filed by it, and all such filed Tax Returns are accurate and complete in all material respects; (ii) except as would not constitute a Company Material Adverse Effect, all Taxes shown to be due and payable on such Tax Returns have been timely paid, except for Taxes being contested in good faith by appropriate proceedings and adequately reserved for in accordance with GAAP, and (iii) no material deficiency with respect to Taxes has been asserted in writing or assessed by a Governmental Authority responsible for Taxes against the Company or any of the Company Subsidiaries which neither has been fully paid nor is being contested in good faith and adequately reserved for in accordance with GAAP.
(b) (i) Neither the Company nor any Company Subsidiary has granted any currently effective extension or waiver of the limitations period applicable to any material Tax Return or any material Taxes (other than extensions of time to file any Tax Returns obtained in the ordinary course of business), which period (after giving effect to such extension or waiver) has not yet expired; (ii) there is no proceeding or investigation by a Governmental Authority responsible for Taxes pending or threatened in writing with respect to the Company or any Company Subsidiary in respect of any material Tax; (iii) no claim has been made by a Governmental Authority responsible for Taxes in writing in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the relevant Company or Company Subsidiary is subject to taxation by that jurisdiction; and (iv) no closing agreements, private letter rulings or similar agreements or rulings have been entered into or issued by any Governmental Authority responsible for Taxes within the last five years with respect to the Company or any Company Subsidiary, and no such agreements or rulings have been applied for by the Company or any Company Subsidiary that are currently pending.
(c) The Company and each Company Subsidiary has complied in all material respects with applicable Laws for the withholding of Taxes and has timely withheld and paid over to the appropriate Governmental Authority all material amounts of Taxes required to be withheld and paid over.
(d) The Company is not and has not been, during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.
(e) Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.
(f) Neither the Company nor any Company Subsidiary has engaged in a “listed transaction” as set forth in Treasury Regulations Section 1.6011-4(b).
(g) Neither the Company nor any Company Subsidiary (i) is or has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) or any other group that files a combined, consolidated or unitary income Tax Return (other than a group the common parent of which is the Company); (ii) is a party to any Tax sharing, Tax indemnification, Tax allocation or similar agreement with any Person, except pursuant to any customary commercial agreement entered into by the Company or any Company Subsidiary in the ordinary course of business, the principal purpose of which does not relate to Taxes (a “Customary Commercial Agreement”) or (iii) to the Knowledge of

the Company, is liable for the Taxes of any Person (other than the Company or a Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract, assumption, operation of Law or otherwise (excluding, in each case, liability by or under a Customary Commercial Agreement).
(h) There are no Liens for Taxes (other than Permitted Liens) on any assets of the Company or any Company Subsidiary.
(i) Neither the Company nor any Company Subsidiary has taken any action, or knows of any fact or circumstance, that could reasonably be expected to prevent the Integrated Mergers, taken together, from being treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 3.12 Employee Benefits Matters.
(a) The Company has made available to Parent correct and complete copies in respect of each material Company Plan and each material Non-U.S. Company Plan, (i) the plan document, (ii) the annual reports or returns, audited or unaudited financial statements, actuarial reports, and valuations prepared for such Company Plan and Non-U.S. Company Plan for the current plan year and the three (3) preceding plan years, (iii) the most recent summary plan description for each such Company Plan for which a summary plan description is required, (iv) each trust agreement and insurance or group annuity contract relating to any such Company Plan and Non-U.S. Company Plan, (v) the most recent determination letter, ruling, opinion letter, information letter, or advisory opinion issued by the IRS and the United States Department of Labor with respect to any such Company Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) intended to be tax qualified under Section 401(a) of the Code, and (vi) any filing or documentation (whether or not filed with the IRS) where corrective action was taken in connection with the IRS EPCRS program within the preceding two (2) calendar years. Section 3.12(a) of the Company Disclosure Schedule contains a true, correct and complete list of each material Company Plan and each material Non-U.S. Company Plan.
(b) Except as set forth in Section 3.12(b) of the Company Disclosure Schedule, each Company Plan and Non-U.S. Company Plan has been administered in compliance in all material respects with its terms and in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws (as applicable). Except for matters that, individually or in the aggregate, would not adversely affect the Company and the Company Subsidiaries taken as a whole in a material way, (i) all contributions, premiums and payments under or in connection with any Company Plan or Non-U.S. Company Plan required to be made under the terms of any Company Plan or Non-U.S. Company Plan, a related trust, insurance contract or other funding arrangement, or pursuant to applicable Law, including ERISA and the Code, have been timely made by the due date thereof  (or in the case of each Non-U.S. Company Plan, accrued in accordance with normal accounting practices) and (ii) there are no pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), actions, complaints, investigations, petitions, suits or other proceedings with respect to any Company Plans or Non-U.S. Company Plans, plan sponsors or plan administrators or any fiduciaries of the Company Plans or Non-U.S. Company Plans.
(c) All Company Plans that are “employee pension benefit plans” (as defined in Section 3(2) of ERISA) that are intended to be tax qualified under Section 401(a) of the Code (each, a “Company Pension Plan”) have received a favorable determination letter from the IRS or have filed a timely application therefor. The Company has made available to Parent a correct and complete copy of the most recent determination letter received with respect to each Company Pension Plan, as well as a correct and complete copy of each pending application for a determination letter, if any. Nothing has occurred since the date of such determination letter that may reasonably be expected to materially adversely affect such qualification.
(d) The Company does not have any Tax gross-up obligation for any Taxes imposed under Section 4999 or Section 409A of the Code.
(e) Except as set forth in Section 3.12(e) of the Company Disclosure Schedule, neither the Company, nor any ERISA Affiliate sponsors or contributes to, or has any material liability (whether actual or contingent) with respect to, a (i) “multiemployer plan” (as defined in Section 3(37) of

ERISA) or a plan subject to section 302 or Title IV of ERISA or Section 412 of the Code, (ii) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA, (iii) a “multiple employer plan” as defined in Section 413(c) of the Code, or (iv) a Non-U.S. Company Plan that is a pension plan registered under the Income Tax Act (Canada).
(f) No “party in interest” (as defined in ERISA Section 3(14)) or “disqualified person” (as defined in Code Section 4975(e)(2)) of any Company Plan has engaged in any nonexempt “prohibited transaction” (as described in Code Section 4975(c) or ERISA Section 406), except for transactions that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.
(g) Except as set forth in Section 3.12(g) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has any material liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees or directors of the Company the Company Subsidiaries except as required to comply with Section 4980B of the Code or any similar state or provincial law provision.
(h) Each Non-U.S. Company Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, except for matters that, individually or in the aggregate, would not adversely affect the Company and the Company Subsidiaries taken as a whole in a material way.
(i) Except as provided for under this Agreement, the execution and delivery of this Agreement or the performance and consummation of the Transactions will not, either alone or in combination with another event, (i) entitle any current or former employee, director or independent contractor of the Company to severance pay or benefits, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due any such employee or officer, including equity-based awards under any Company Plan or Non-U.S. Company Plan or (iii) trigger any funding of compensation or benefits under any Company Plan or Non-U.S. Company Plan.
(j) Except as set forth in Section 3.12(j) of the Company Disclosure Schedule, the consummation of the Transactions (either alone or in combination with another event) will not give rise to any payment (or acceleration of vesting of any amounts or benefits) that will be an “excess parachute payment” as defined in Section 280G of the Code.
Section 3.13 Labor and Employment Matters. Except as set forth in Section 3.13 of the Company Disclosure Schedule, (i) neither the Company nor any Company Subsidiary is a party to or bound by any collective bargaining agreement or other Contract with a labor union or labor organization, no employee of the Company or any Company Subsidiary is represented by any labor organization with respect to such employee’s employment with the Company or any Company Subsidiary, and no union organization activity is pending or, to the Knowledge of the Company, threatened involving any employee of the Company or a Company Subsidiary; (ii) there is no labor strike, work stoppage or slowdown, or other labor dispute pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary; (iii) there are no complaints, charges or claims against the Company or any Company Subsidiary pending or, to the Knowledge of the Company, threatened with any public or governmental authority, arbitrator or court based on, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ by the Company or a Company Subsidiary of any individual; (iv) the Company and the Company Subsidiaries are in compliance in all material respects with all Laws relating to the employment of labor, relating to the terms and conditions of employees, former employees or prospective employees and other labor-rated matters, including all Laws relating to discrimination, fair labor standards and occupational health and safety, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees, wages, hours, social benefits contributions, severance pay, the WARN Act, collective bargaining, civil rights, safety, health, immigration, workers’ compensation and the collection and payment of withholding or social security taxes and any similar tax, except for instances of non-compliance as would not reasonably likely be material to the Company and the Company Subsidiaries, taken as a whole; (v) there has been no “mass layoff” or “plant closing” (as defined under the WARN Act) with respect to the Company or a Company Subsidiary within the prior six (6) months; and (vi) to the Knowledge of the Company, in the last three (3) years, no individual who has performed services for the Company or a Company Subsidiary has been improperly excluded from participation in any Company Plan or Non-U.S. Company Plan, and the Company or a Company Subsidiary has not incurred, or does not reasonably expect to incur, any material current or contingent liability or obligation with respect to any misclassification of any person as an independent contractor rather than as an employee, or as exempt rather than non-exempt, or with respect to any employee leased from another employer.
Section 3.14 Environmental Matters. Except for those matters that would not adversely affect the Company and the Company Subsidiaries taken as a whole in a material way, (a) each of the Company and the Company Subsidiaries is and, for the past three years, has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Company Permits required under Environmental Laws for the operation of their respective businesses, (b) there is no enforcement proceeding, suit, claim or action relating to or arising from any noncompliance with, or liability under, Environmental Laws (including relating to or arising from the Release or threatened Release of, or exposure of any Person to, any Hazardous Materials) that is pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries or otherwise relating to any real property currently or formerly owned, operated or leased by the Company or any of the Company Subsidiaries and (c) neither the Company nor any of the Company Subsidiaries has received any written notice of, or entered into any order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved liabilities or corrective or remedial obligations relating to or arising under Environmental Laws (including relating to or arising from the Release or threatened Release of, or exposure of any Person to, any Hazardous Materials).
Section 3.15 Intellectual Property.
(a) Section 3.15(a) of the Company Disclosure Schedule contains an accurate and complete list of all of the following owned or purported to be owned by the Company or any of the Company Subsidiaries: (i) issued patents and pending patent applications; (ii) registered trademarks or service marks and applications to register trademarks or services marks; (iii) registered copyrights and applications to register copyrights, and (iv) domain names (“Scheduled Intellectual Property”). The Company and/or one or more of the Company Subsidiaries (i) owns all right, title, and interest in and to all Scheduled Intellectual Property; and (ii) to the Knowledge of the Company, has the valid right to use, all other Intellectual Property used in or necessary for the operation of the Company’s or any of the Company Subsidiaries’ respective business as currently conducted, in each case, free and clear of all Liens, other than Permitted Liens, except to the extent that the failure of any of the foregoing clauses (i) or (ii) to be true and correct would not have a Company Material Adverse Effect. The Scheduled Intellectual Property is subsisting and, to the Knowledge of the Company, valid and enforceable.
(b) Except as set forth on Section 3.15(b) of the Company Disclosure Schedule, to the Knowledge of the Company, (i) (A) the conduct of the Company’s and the Company Subsidiaries’ respective businesses as currently conducted do not infringe or otherwise violate any Person’s Intellectual Property, and (B) there is no claim of such infringement or other violation pending or threatened in writing, against the Company and (ii) (A) no Person is infringing, misappropriating or otherwise violating any Intellectual Property owned by the Company or any of the Company Subsidiaries, and (B) no claims of such infringement, misappropriation or other violation are pending or have been made or brought against any Person by the Company or any of the Company Subsidiaries, or have been threatened in writing against any Person by the Company or any of the Company Subsidiaries.
(c) Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, no trade secret material to the business of the Company and the Company Subsidiaries taken as a whole has been authorized to be disclosed or has been actually disclosed by the Company or any of the Company Subsidiaries other than pursuant to a non-disclosure agreement restricting the disclosure and use of the same. The Company and the Company Subsidiaries (i) take reasonable measures to protect and preserve the confidentiality of their material trade secrets and (ii) obtain from employees of the business of the Company or the Company Subsidiaries involved in the creation or development of Intellectual Property (A) a nondisclosure agreement or obligation restricting such person’s right to disclose or use confidential or proprietary information of the Company or the Company Subsidiaries, and (B) valid and enforceable written instruments that presently assign all applicable rights in such Intellectual Property to the Company or one of the Company Subsidiaries, except to the extent that the failure of any of the foregoing clauses (i) or (ii) to be true and correct would not have a Company Material Adverse Effect. To the Knowledge of the Company, no employee or contractor or former employee or contractor of the Company or one of the Company Subsidiaries engaged in the business of the Company and the Company Subsidiaries is, as a result of or in the course of such employee’s or contractor’s engagement, in default or breach of any material term of any invention assignment or similar provision of any agreement.
(d) Section 3.15(d) of the Company Disclosure Schedule sets forth a complete and accurate list of (i) all Software owned exclusively by the Company or one of the Company Subsidiaries that is material to the operation of the business of the Company (“Company Software”) and (ii) all other Software used in the business of the Company or any of the Company Subsidiaries that is not exclusively owned by the Company or one of the Company Subsidiaries, excluding Off-the-Shelf Software. No government funding and no facilities of a university, college, other educational institution or research center were used in the development of any Company Software.
(e) Except as set forth in Section 3.15(e) of the Company Disclosure Schedule or to the extent such matters would not have a Company Material Adverse Effect, none of the Company Software is subject to any Open Source Software license, that as used, modified, or distributed by the Company or any Company Subsidiary: (i) requires, or has as a condition of its use or distribution, the disclosure, licensing, or distribution of any Company Software source; or (ii) otherwise imposes an obligation on the Company or any Company Subsidiary to distribute any Company Software on a royalty-free basis.
(f) To the Knowledge of the Company, the Company and the Company Subsidiaries own or have a valid right to access and use all Company IT Systems, except as would not have a Company Material Adverse Effect.
(g) Except as would not adversely affect the Company and the Company Subsidiaries taken as a whole in a material way, the Company uses commercially reasonable actions to protect the confidentiality and security of personal, consumer, or customer information and of its systems and other data, and, to the Knowledge of the Company, there have been no violations or unauthorized access to the same.
Section 3.16 Anti-Takeover Provisions. Assuming the accuracy of the representations and warranties set forth in Section 4.7, the Company Board has taken such actions and votes as are necessary to render the provisions of any fair price, moratorium, control share acquisition, business combination, stockholder protection or other similar anti-takeover statute or regulation enacted under Delaware law (collectively, the “Takeover Laws”) inapplicable to this Agreement or the Transactions.
Section 3.17 Property.
(a) Section 3.17(a) of the Company Disclosure Schedule sets forth a true, complete and correct list as of the date hereof of all real property and interests in real property owned by the Company or any Company Subsidiary (with all easements and other rights appurtenant to such property, the “Owned Real Property”). Except as would not have a Company Material Adverse Effect, the Company or a Company Subsidiary owns and has good and insurable title to all of the Owned Real Property, free and clear of all Liens (except in all cases for Permitted Liens) and there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interests therein.
(b) Section 3.17(b) of the Company Disclosure Schedule sets forth a true, complete and correct list of all real property leased, subleased or otherwise occupied by the Company or any Company Subsidiaries (each, a “Leased Real Property”). As of the date hereof, except as set forth on Section 3.17(b) of the Company Disclosure Schedule and except as would not have a Company Material Adverse Effect, (x) no lease, sublease or other similar agreement relating to the Leased Real Property (each, a “Lease Agreement”) is subject to any Liens other than Permitted Liens, (y) each

Lease Agreement constitutes a valid and binding obligation of, and is in full force and effect against, each of the parties thereto, in accordance with their respective terms and (z) to the Knowledge of the Company there are no outstanding defaults or circumstances which, upon the giving of notice or passage of time or both, would constitute a default or breach by the Company or any of the Company Subsidiaries under any Lease Agreement.
Section 3.18 Contracts.
(a) Except as set forth in Section 3.18 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to or bound by, or otherwise has any actual or potential liability or responsibility under, any Contract that:
(i) as of the date hereof, is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);
(ii) relates to a joint venture, partnership, limited liability or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and the Company Subsidiaries, taken as a whole;
(iii) involves an aggregate principal amount of more than $1,000,000 and relates to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien on any material portion of the assets of the Company or any Company Subsidiary, other than Permitted Liens;
(iv) is for the acquisition of any Equity Interests or material assets by the Company or any Company Subsidiary during the past three (3) years or under which the Company or any Company Subsidiary has any remaining obligations (including contingent obligations);
(v) contains any covenant that (x) restricts in any material respect the ability of the Company or any Company Subsidiary to engage in any line of business or to compete with any Person or operate at any location other than nonsolicitation covenants entered into in the ordinary course of business consistent with past practice and has a total contract value in excess of  $1,000,000 in the prior fiscal year, (y) could require the disposition of any material assets or line of business of the Company or any Company Subsidiary, or (z) requires the Company or any Company Subsidiary to conduct all or any portion of its business exclusively with the other party to such Contract;
(vi) is with any of the twenty (20) largest customers of the Company and the Company Subsidiaries as of June 30, 2016, measured by dollar value of purchases by the Company and the Company Subsidiaries for the twelve (12) calendar months ended June 30, 2016, and contains any covenant granting “most favored nation” status that, following the consummation of the Integrated Mergers, would affect actions in any material respect taken by Parent, the First-Step Surviving Company, the Surviving Company and/or their respective Subsidiaries or Affiliates;
(vii) contains a standstill or similar agreement pursuant to which the Company or any Company Subsidiary has agreed not to acquire assets or securities of the other party or any of its Affiliates or purports to bind or restrict any Affiliate of the Company;
(viii) provides for the grant of a license or other right with respect to any Intellectual Property rights owned or used by the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party as licensee or licensor other than (A) Off-the-Shelf Software and (B) non-exclusive licenses granted by or to the Company or any Company Subsidiary in the ordinary course of business;
(ix) provides for indemnification by the Company or any of the Company Subsidiaries of any Person, in each case outside the ordinary course of business of the Company and the Company Subsidiaries;
(x) constitutes a guaranty of any obligation of any Person or other support, assumption or endorsement of, or any other similar commitment with respect to the liabilities of, any Person (in each case, other than the Company or any Company Subsidiary);

(xi) provides for severance, retention, change of control or other post-termination payments or benefits to employees involving payments in excess of  $250,000;
(xii) is entered into since October 31, 2015 with any director or officer of the Company, any Company Subsidiary or any Affiliate of the foregoing or is entered into with any employee or individual independent contractor of the Company, any Company Subsidiary or any Affiliate of the foregoing and provides for aggregate cash payments in excess of  $1,000,000 per annum;
(xiii) is a Lease Agreement for any material Leased Real Property;
(xiv) involves any resolution or settlement of any actual or threatened action with a value of greater than $1,000,000;
(xv) contains a put, call or similar right pursuant to which the Company or any Company Subsidiary could be required to purchase or sell, as applicable, any Equity Interests of any Person or any assets; or
(xvi) if not otherwise disclosed, would result in a Company Material Adverse Effect.
Each Contract of the type described in clauses (i) through (xvi) of this Section 3.18 (whether or not such Contract is set forth on Section 3.18 of the Company Disclosure Schedule) is referred to herein as a “Company Material Contract.”
(b) Except as would not result in a Company Material Adverse Effect, each Company Material Contract is valid and binding on the Company and any of the Company Subsidiaries to the extent the Company or such Company Subsidiary is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception). The Company and each of the Company Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Company Material Contract, except where such noncompliance would not result in a Company Material Adverse Effect.
Section 3.19 Insurance. The Company and the Company Subsidiaries have all material policies of insurance covering the Company, the Company Subsidiaries or any of their respective employees, properties or assets, including policies of property casualty, workers’ compensation and liability insurance, that is in a form and amount that is customarily carried by persons conducting business similar to that of the Company and which the Company believes is adequate for the operations of its business. Section 3.19 of the Company Disclosure Schedule lists all material insurance policies covering the assets, business, equipment, properties, operations, employees, officers or directors of the Company and the Company Subsidiaries in effect as of the date hereof  (collectively, the “Insurance Policies”). Except as would not be materially adverse to the Company or the Company Subsidiaries, taken as a whole, (a) all Insurance Policies maintained by the Company and the Company Subsidiaries are in full force and effect (and were in full force and effect during the periods of time such Insurance Policies were purported to be in effect) and all premiums due and payable thereon have been paid; and (b) neither the Company nor any Company Subsidiary is in breach or default of any of the Insurance Policies, and neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or modification of any of the Insurance Policies. Except as would not be materially adverse to the Company or the Company Subsidiaries, taken as a whole, the Company has not received any notice of termination or cancellation or denial of coverage with respect to any Insurance Policy.
Section 3.20 Affiliate Transactions. There are no transactions, or series of related transactions, agreements, arrangements or understandings that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company SEC Filings filed prior to the date hereof.
Section 3.21 Opinion of Financial Advisor. On or prior to the date of this Agreement, the Company Board has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Company Financial Advisor”), to the effect that, as of such date, and subject to the various assumptions and limitations set forth therein, the Merger Consideration to be received by the holders of the Company Common Stock (other than Cancelled Shares and Dissenting Shares) is fair, from a financial point of view, to such holders, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.
Section 3.22 Brokers and Other Advisors. Except for the Company Financial Advisor, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of the Company Subsidiaries.
Section 3.23 Suppliers and Customers.
(a) Section 3.23(a) of the Company Disclosure Schedule sets forth the twenty (20) largest suppliers to the Company and the Company Subsidiaries (without actual names or pricing information) as of the date hereof, measured by dollar value of purchases by the Company and the Company Subsidiaries for the eight (8) calendar months ended June 30, 2016. Except as set forth on Section 3.23(a) of the Company Disclosure Schedule, none of the suppliers listed on Section 3.23(a) of the Company Disclosure Schedule has, since October 31, 2015, to the Knowledge of the Company, notified the Company or any Company Subsidiary that it is (i) cancelling or terminating its relationship with the Company or any Company Subsidiary, (ii) materially and adversely modifying its relationship with, or the pricing or volume of goods or services sold to, the Company or any Company Subsidiary, or (iii) asserting any material dispute, indemnity claim or claim for damages between such supplier and the Company or any Company Subsidiary.
(b) Section 3.23(b) of the Company Disclosure Schedule sets forth the twenty (20) largest customers of the Company and the Company Subsidiaries (without actual names or pricing information) as of the date hereof, measured by pounds purchased from the Company and the Company Subsidiaries for the twelve (12) calendar months ended June 30, 2016. Except as set forth on Section 3.23(b) of the Company Disclosure Schedule, none of the customers listed on Section 3.23(b) of the Company Disclosure Schedule has, since October 31, 2015, to the Knowledge of the Company, notified the Company or any Company Subsidiary that it is (i) cancelling or terminating its relationship with the Company or any Company Subsidiary, (ii) materially and adversely modifying its relationship with, or the pricing or volume of goods or services purchased from, the Company or any Company Subsidiary, or (iii) asserting any material dispute, indemnity claim or claim for damages between such customer and the Company or any Company Subsidiary.
Section 3.24 No Other Company Representations or Warranties; Investigation.
(a) Except for the representations and warranties expressly made by the Company in this Article III and any certificate delivered hereunder, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or the Company Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent, Holdings, Merger Sub, Merger Sub LLC or any of their Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, including the accuracy, completeness or currency thereof. Neither the Company nor any other Person will be or have been subject to any liability or indemnification obligation to Parent, Holdings, Merger Sub, Merger Sub LLC or any other Person resulting from the distribution or failure to distribute to Parent, Holdings, Merger Sub or Merger Sub LLC, or Parent’s, Holdings’, Merger Sub’s or Merger Sub LLC’s use of, any such information, including any information, documents, projections, estimates forecasts of other material made available to Parent, Holdings, Merger Sub or Merger Sub LLC in any physical data room or any electronic data room for “Project Garden” (including the electronic data room run by Merrill Lynch, Pierce, Fenner & Smith Incorporated) and maintained by the Company for purposes of the Integrated Mergers and the Transactions or management presentations in expectation of the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article III or any certificate delivered hereunder. Notwithstanding the foregoing or any other provision of this Agreement or otherwise, nothing herein shall relieve the Company or any other Person from liability for fraud.

(b) The Company has conducted its own independent review and analysis of the business, operations, assets, intellectual property, technology, liabilities, results of operations, financial condition and prospects of Parent and Parent’s Subsidiaries and acknowledges that the Company has been provided access to personnel, properties, premises and records of Parent and Parent’s Subsidiaries for such purposes. In entering into this Agreement, the Company has relied solely upon the representations and warranties set forth in this Agreement and its independent investigation and analysis of Parent and Parent’s Subsidiaries, and the Company acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Parent, any of Parent’s Subsidiaries, or any of their respective affiliates, stockholders, controlling persons or Parent’s Representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally.
Section 3.25 Information in the Form S-4 and Proxy Statement. None of the information supplied or to be supplied in writing by or on behalf of the Company or any Company Subsidiary for inclusion or incorporation by reference in (a) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company, at the time of the Company Stockholders’ Meeting, at the time the Form S-4 is declared effective by the SEC, or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, except no representation or warranty is made by the Company with regard to statements made therein based on information supplied by Parent or its Representatives in writing expressly for inclusion therein. All documents that the Company is responsible for filing with the SEC in connection with the Transactions (solely with respect to the portion thereof relating to the Company Stockholders’ Meeting but excluding any portion thereof based on information supplied by Parent or its Representatives in writing expressly for inclusion therein, with respect to which no representation or warranty is made by the Company), to the extent relating to the Company or any Company Subsidiary or other information supplied by or on behalf of the Company or any Company Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.
Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT, HOLDINGS,
MERGER SUB AND MERGER SUB LLC
Parent, Holdings, Merger Sub and Merger Sub LLC jointly and severally represent and warrant to the Company, except as disclosed in the disclosure schedule delivered by Parent to the Company simultaneously with the execution of this Agreement (the “Parent Disclosure Schedule”), which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of the Parent’s, Holdings’, Merger Sub’s and Merger Sub LLC’s covenants contained in Article V, except that any information set forth in one section of the Parent Disclosure Schedule will be deemed to apply to all other applicable sections or subsections thereof to the extent that the applicability of such information to such other section or subsection is reasonably apparent to Company on the face of such disclosure) or as set forth in (or incorporated by reference in) any of the Parent SEC Documents filed or furnished between September 28, 2013, and the fifth (5th) Business Day prior to the date of this Agreement (without giving effect to any amendment to such Parent SEC Documents on or after such fifth (5th) Business Day prior to the date hereof  (the “Filed Parent SEC Documents”), excluding any disclosure under the headings “Risk Factors” or “Forward Looking Statements” to the extent such disclosures are cautionary, predictive or forward-looking in nature:

Section 4.1 Organization, Standing and Corporate Power; Capitalization.
(a) Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Parent is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not result in a Parent Material Adverse Effect.
(b) Each of Merger Sub and Holdings is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of Merger Sub and Holdings is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Parent Material Adverse Effect.
(c) Merger Sub LLC is a limited liability company duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Merger Sub LLC is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Parent Material Adverse Effect.
(d) The authorized capital stock of Parent consists of  (i) 400,000,000 shares of Parent Common Stock, of which, on August 19, 2016, 121,790,739 shares were issued and 121,720,255 shares were outstanding, and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share, of which, on August 19, 2016, zero shares were issued and zero shares were outstanding. All of the outstanding shares of Parent, Holdings and Merger Sub capital stock and Merger Sub LLC membership interests, as applicable, are duly authorized, validly issued in compliance with applicable Laws, fully paid and nonassessable, and all shares of Parent Common Stock to be issued in connection with the Integrated Mergers, when so issued in accordance with the terms of this Agreement, will be duly authorized, validly issued in compliance with applicable Laws, fully paid and nonassessable. Except as set forth in the Filed Parent SEC Documents, there are (i) no preemptive or other outstanding stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls or commitments of any kind that obligate Parent, Holdings, Merger Sub or Merger Sub LLC to issue or sell any shares of capital stock or membership interests, as applicable, (ii) no outstanding securities of Parent, Holdings, Merger Sub or Merger Sub LLC convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, Parent, (iii) no outstanding options, warrants or other rights to acquire from Parent, Holdings, Merger Sub or Merger Sub LLC, or that obligate Parent, Holdings, Merger Sub or Merger Sub LLC to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, Parent, Holdings, Merger Sub or Merger Sub LLC, (iv) no restricted shares, performance shares, contingent value rights, “phantom” stock or similar securities or equity-based rights, (v) no obligations of Parent, Holdings, Merger Sub or Merger Sub LLC to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interests (including any voting debt) in, Parent and (vi) no other obligations by Parent, Holdings, Merger Sub or Merger Sub LLC to make or issue any payments based on, or other securities or rights that are derivative of, or provide economic benefit based on, the price or value of the interests, securities or rights described in the foregoing clauses (i) through (v).
Section 4.2 Authority; Noncontravention.
(a) Each of Parent, Holdings, Merger Sub and Merger Sub LLC has all necessary corporate power and authority to execute and deliver this Agreement and any other documents and agreements contemplated hereby, to perform their respective obligations hereunder and to consummate the

Transactions. The execution and delivery of, and performance by Parent, Holdings, Merger Sub and Merger Sub LLC under this Agreement, the Voting Agreements and any other documents and agreements contemplated hereby, and the consummation by Parent, Holdings, Merger Sub and Merger Sub LLC of the Transactions, have been duly authorized and approved by all necessary corporate action by Parent, Holdings, Merger Sub and Merger Sub LLC (including by the Parent Board, the Holdings Board, the Merger Sub Board and the Merger Sub LLC Member) and adopted by Holdings as the sole stockholder of Merger Sub and as the sole member of Merger Sub LLC, and no other corporate action or other action on the part of Parent, Holdings, Merger Sub and Merger Sub LLC or Parent’s, Holdings’ or Merger Sub’s stockholders or Merger Sub LLC’s sole member is necessary to authorize the execution and delivery of and performance by Parent, Holdings, Merger Sub and Merger Sub LLC under this Agreement, the Voting Agreements and any other documents or agreements contemplated hereby, and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by Parent, Holdings, Merger Sub and Merger Sub LLC and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent, Holdings, Merger Sub and Merger Sub LLC, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception. No vote or approval of the holders of any class or series of Parent’s capital stock is necessary to adopt and approve this Agreement or the Voting Agreements and approve the Transactions, including the Integrated Mergers.
(b) None of the execution and delivery of this Agreement by Parent, Holdings, Merger Sub or Merger Sub LLC, the consummation by Parent, Holdings, Merger Sub or Merger Sub LLC of the Transactions, and the compliance by Parent, Holdings, Merger Sub or Merger Sub LLC with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation and bylaws of Parent, Holdings or Merger Sub or the certificate of formation and limited liability company operating agreement of Merger Sub LLC, in each case as amended, or (ii) assuming that each of the consents, authorizations and approvals referred to in Section 3.3 are obtained (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 4.3 are made and any applicable waiting periods referred to therein have expired, violate any Laws applicable to Parent or any of the Parent Subsidiaries or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, any Contract to which Parent, Holdings, Merger Sub or Merger Sub LLC or any of their respective Subsidiaries is a party, or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of Parent or any Parent Subsidiary, except, in the case of clauses (ii) and (iii), as would not result in a Parent Material Adverse Effect.
(c) Each of the Parent Board, the Holdings Board, the Merger Sub Board and the Merger Sub LLC Member at meetings duly called and held, has (i) approved the execution and delivery of and performance under this Agreement and (ii) resolved that this Agreement and the Transactions, upon the terms, and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the DGCL and the DLLCA, are advisable, fair to and in the best interests of the stockholders of Parent, the sole stockholder of Holdings, the sole stockholder of Merger Sub and the sole member of Merger Sub LLC, as applicable.
Section 4.3 Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules of the NYSE, (b) such filings with the SEC as may be required to be made by Parent, Holdings, Merger Sub and Merger Sub LLC in connection with this Agreement and the Integrated Mergers, including the Form S-4, (c) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the DLLCA, (d) filings required under, and compliance with other applicable requirements of, the HSR Act and (e) approvals or filings required under, and compliance with other applicable requirements of, the Foreign Antitrust Laws, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent, Holdings, Merger Sub and Merger

Sub LLC and the performance and consummation by Parent, Holdings, Merger Sub and Merger Sub LLC of the Transactions or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of Parent or any Parent Subsidiary, other than as would not result in a Parent Material Adverse Effect.
Section 4.4 Brokers and Other Advisors. Except for Citigroup Global Markets Inc., the fees of which will be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of the Parent Subsidiaries.
Section 4.5 Ownership of Holdings, Merger Sub and Merger Sub LLC. Parent owns beneficially and of record all of the outstanding capital stock of Holdings. Holdings owns beneficially and of record all of the outstanding capital stock of Merger Sub and all the outstanding membership interests of Merger Sub LLC. Prior to the Effective Time, each of Merger Sub and Merger Sub LLC will have engaged in no business activities and will have no assets, liabilities or obligations of any nature other than as expressly contemplated herein or in furtherance of the Transactions.
Section 4.6 Financing.
(a) Parent has delivered to the Company (i) a true, correct and complete copy, as of the date of this Agreement, of an executed commitment letter (together with all annexes, exhibits and schedules thereto, the “Debt Commitment Letter”), dated as of the date of this Agreement, by and among Holdings, Citigroup Global Markets Inc., Credit Suisse AG, Cayman Islands Branch, and Credit Suisse Securities (USA) LLC, and (ii) redacted copies of each executed fee letter (the “Debt Fee Letters”), dated as of the date of this Agreement, among Holdings and any Financing Source (with the fee letters customarily redacted with respect to fee amounts, pricing caps and other economic terms (other than covenants), and none of the redacted provisions would adversely affect the availability of the Debt Financing or allow the Financing Sources to reduce the amount of funding to be provided under the Financing Documents or the conditions on which such funding is available except as permitted under Section 5.11(b) (the Debt Commitment Letter, including all exhibits, schedules and annexes thereto, and the Debt Fee Letters executed in connection therewith, the “Debt Financing Documents”) pursuant to which Citigroup Global Markets Inc. and Credit Suisse AG, Cayman Islands Branch have committed to provide, subject to the terms and conditions therein, debt financing in the aggregate principal amount set forth therein as of the Closing Date for the purposes of financing the Transactions (including the Cash Consideration), related fees and expenses, and such other purposes as are set forth therein (collectively with any Alternative Financing permitted by Section 5.11(e), the “Debt Financing”). As of the date of this Agreement, the Debt Financing Documents are in full force and effect and have not been amended, restated, supplemented or otherwise modified, no such amendment, restatement, supplement or modification is contemplated and the commitments contained therein have not been withdrawn, rescinded, amended, restated, supplemented or otherwise modified in any respect. As of the date of this Agreement, each of the Debt Financing Documents, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Holdings, enforceable against Holdings in accordance with its terms, and, to the Knowledge of Parent, the other parties thereto, except as may be limited by the Bankruptcy and Equity Exceptions. Holdings has fully paid or caused to be fully paid any and all commitment fees and other fees in connection with the Debt Financing Documents that are payable on or prior to the date of this Agreement. Subject to the terms and conditions of the Debt Financing Documents and this Agreement, and assuming (w) no breach by the Company of its representations and warranties and/or obligations, in either case, such that the closing conditions set forth in Section 6.2 would fail to be satisfied, (x) compliance by the Company with Section 5.11(f), (y) the satisfaction of the conditions set forth in Section 6.1 and (z) the funding of the Debt Financing in accordance with the terms of the Debt Financing Documents, the net proceeds contemplated by the Debt Financing will (and, in the case of an Alternative Funding Election, together with cash and cash equivalents available to Parent and committed credit facilities in the aggregate, will) be sufficient for Merger Sub, Merger Sub LLC, the First-Step Surviving Company and the Surviving Company to consummate the Transactions upon the terms contemplated by this Agreement and to pay all related fees and expenses associated therewith, including payment of all amounts under Article II of this Agreement and any repayment or refinancing of any outstanding debt contemplated by this Agreement (to the extent required by, and pursuant to the terms of, this Agreement). As of the date of this Agreement, Parent has no reason to believe that (x) Holdings will be unable to satisfy on a timely basis any term or condition to the funding of the full amount of the Debt Financing on or prior to the Closing Date contained in any Debt Financing Document, (y) the Debt Financing will not be fully funded by the Financing Sources made available to Holdings on or prior to the Closing Date, and (z) any of the Financing Sources will not perform its obligations under any Debt Financing Document. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a failure to satisfy a condition precedent or result in any portion of the Debt Financing to become unavailable, or a default or breach, in each case on the part of Holdings under any term or condition of any Debt Financing Document. Except as expressly set forth in the Debt Financing Documents, there are no (i) conditions precedent to the funding of the full amount of the Debt Financing; or (ii) side letters or other agreements or arrangements relating to the Debt Financing to which Parent or any Parent Subsidiary is a party. Parent is unaware of any fact or occurrence existing on the date hereof that would reasonably be expected to cause any material provision of any Debt Financing Document to be ineffective.
(b) Notwithstanding anything to the contrary contained in this Agreement, Parent, Holdings, Merger Sub and Merger Sub LLC acknowledge and agree that their obligations hereunder are not subject to any conditions regarding Parent’s, Holdings’, Merger Sub’s, Merger Sub LLC’s or any other Person’s ability to obtain financing for the consummation of the Transactions.
Section 4.7 Share Ownership. None of Parent, Holdings, Merger Sub or Merger Sub LLC has been, at any time during the three (3) years preceding the date hereof, an “interested stockholder” of the Company, as defined in Section 203(c) of the DGCL. As of the date of this Agreement, none of Parent, Holdings, Merger Sub, Merger Sub LLC and their respective Affiliates owns (directly or indirectly, beneficially or of record) any shares of capital stock of the Company and none of Parent, Holdings, Merger Sub, Merger Sub LLC and their respective Affiliates holds any rights to acquire any shares of capital stock of the Company except pursuant to this Agreement.
Section 4.8 Legal Proceedings. There is no, and during the past three years there has been no, pending or, to the Knowledge of Parent, threatened, legal, regulatory or administrative or similar proceeding, claim, suit or action against Parent or any Parent Subsidiary, nor is there, and during the past three years there has not been, any injunction, order, judgment, ruling or decree imposed upon Parent or any of the Parent Subsidiaries, in each case, by or before any Governmental Authority, that would reasonably be expected to be materially adverse to the Company and the Company Subsidiaries, taken as a whole.
Section 4.9 Solvency. As of the date hereof, Merger Sub’s and Merger Sub LLC’s sole asset is cash in a de minimis amount (less than $1,000) and its sole liabilities are those incidental to its formation or relating to the Transactions. Assuming the satisfaction of the conditions to Parent’s, Holdings’, Merger Sub’s and Merger Sub LLC’s obligations to consummate the Integrated Mergers, as set forth herein, or waived, set forth in Article VI, and assuming (a) the accuracy in all material respects of the representations and warranties of the Company in this Agreement, (b) the performance in all material respects by the Company of its obligations hereunder and (c) that the estimates, projections and forecasts provided by the Company to Parent prior to the date hereof have been prepared in good faith based on assumptions that are reasonable, then at and after giving effect to the Transactions (including the payment of the Aggregate Merger Consideration and any amounts payable pursuant this Agreement and in connection with the Transactions and the payment of all related fees and Expenses), each of Parent and the Surviving Company will be Solvent. As used in this Section 4.9, the term “Solvent” means, with respect to a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of Parent and its Subsidiaries will exceed their debts, (b) each of Parent and its Subsidiaries have not incurred debts beyond its ability to pay such debts as such debts mature, and (c) each of Parent and its Subsidiaries has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 4.9, “debt” means any liability on a claim, and “claim” means any (a) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (b) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured. No transfer of property is being made and no obligation is being incurred in connection with this Agreement and the Transactions with the intent to hinder, delay or defraud either present or future creditors of the Company or the Company Subsidiaries.
Section 4.10 Parent SEC Documents. Parent has filed with or furnished to the SEC, on a timely basis, all registration statements, reports, prospectuses and proxy statements with the SEC required to be filed since September 28, 2013 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, as such statements, reports and prospectuses may have been amended since the date of their filing, the “Parent SEC Documents”). As of their respective effective dates (in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing or furnished dates (in the case of all other Parent SEC Documents), or in the case of amendments thereto, as of the last such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act and the respective rules and regulations promulgated thereunder, as the case may be, and the rules and regulations of the SEC thereunder, applicable to such Parent SEC Documents, and, except to the extent that any information in any Parent SEC Document has been revised or superseded by a Parent SEC Document filed prior to the date hereof, none of the Parent SEC Documents as of such respective dates (or, if amended, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except for Holdings, none of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC. No executive officer of Parent or any Parent Subsidiary has failed to make certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Parent SEC Document, except as disclosed in certifications filed with the Parent SEC Documents. As of the date hereof, neither Parent or any Parent Subsidiary nor any of their executive officers has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications in the Parent SEC Documents. There are no outstanding or unresolved comments in comment letters received by Parent or any Parent Subsidiary from the SEC or its staff. There has been no material correspondence between the SEC and Parent or any Parent Subsidiary since September 28, 2014, that is not available on the SEC’s Electronic Data Gathering, Analysis and Retrieval database.
Section 4.11 Parent Financial Statements.
(a) Except to the extent updated, amended, restated or corrected by a subsequent Filed Parent SEC Document, as of their respective dates of filing with the SEC, the consolidated financial statements of Parent (including the related notes and schedules relating thereto) included in the Parent SEC Documents (i) complied as to form in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, as permitted by the rules and regulations of the SEC), (ii) have been prepared in accordance with GAAP applied on a consistent basis in all material respects during the periods involved and Parent’s normal accounting practices consistent with past practice in all material respects (except (A) as may be indicated in the notes thereto or (B) as permitted by Regulation S-X) and (iii) present fairly, in all material respects, the consolidated financial position of Parent and the Parent Subsidiaries, and the results of their operations stockholders’ equity and cash flows, for each of the dates and for the periods shown, in conformity with GAAP (subject, in the case of unaudited statements, to normal and recurring year-end adjustments and any other adjustments described therein, including the notes thereto).
(b) Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are designed to provide reasonable assurance that all material information required to be disclosed by Parent in the statements and reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder for the fiscal years ended September 28, 2013, September 27, 2014 and September 26, 2015, and such assessment concluded that such controls were effective.
(c) Parent is in compliance in all material respects with the provisions of Section 13(b) of the Exchange Act. Neither Parent nor any Parent Subsidiary has, and to the Knowledge of Parent, no director, officer, agent, employee or other Person acting on behalf of Parent or any Parent Subsidiary has, in any respect, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of Section 30A of the Exchange Act or (ii) accepted or received any unlawful contributions, payments, gifts or expenditures. Except as set forth in the Filed Parent SEC Documents, no event has occurred that would be required to be reported pursuant to Item 404 of Regulation S-K promulgated by the SEC.
(d) Since the Parent Balance Sheet Date, Parent does not have any Knowledge of  (A) any material weakness in the system of internal accounting controls utilized by Parent and the Parent Subsidiaries, or (B) any fraud that involves Parent’s or any Parent Subsidiary’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent and the Parent Subsidiaries.
Section 4.12 Undisclosed Liabilities.
(a) Neither Parent nor any of the Parent Subsidiaries has any liabilities which would be required to be reflected or reserved against on a consolidated balance sheet of Parent prepared in accordance with GAAP, except for liabilities (i) reflected or reserved against on the balance sheet of Parent and the Parent Subsidiaries as of September 26, 2015 (the “Parent Balance Sheet Date”) (including the notes thereto) included in the Filed Parent SEC Documents, (ii) incurred after such date in the ordinary course of business, (iii) as expressly contemplated by this Agreement or (iv) that have been discharged or paid in full or would not be reasonably likely to be material to Parent and the Parent Subsidiaries, taken as a whole.
(b) Neither Parent nor any Parent Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract relating to any transaction or relationship between or among Parent and any Parent Subsidiary, on the one hand, and any unconsolidated Affiliate (including any structured finance, special purpose or limited purpose entity or Person), on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the Securities Act), where the result, purpose or effect of such Contract is to avoid disclosure in the Parent SEC Documents of any transaction involving, or liabilities of, Parent or any of Parent Subsidiaries that would reasonably be expected to be material to Parent and the Parent Subsidiaries taken as a whole.
Section 4.13 Absence of Certain Changes. Since September 26, 2015, (i) except in connection with the Transactions, Parent and the Parent Subsidiaries have not taken any action that, if taken after the date of this Agreement, would constitute a violation of Section 5.1(b), and there has not been any Parent Material Adverse Effect.
Section 4.14 Compliance with Laws; Permits.
(a) The businesses of Parent and the Parent Subsidiaries are conducted in compliance with all Laws applicable to Parent or any Parent Subsidiary, except for instances of non-compliance as would not reasonably be likely to be material to Parent and the Parent Subsidiaries, taken as a whole. No investigation, audit or review by any Governmental Authority with respect to Parent or any Parent Subsidiary or any of their assets is pending or, to the Knowledge of Parent, threatened, nor has any Governmental Authority notified Parent of its intention to conduct the same, except for such investigations or reviews the outcome of which have not been and are not reasonably likely to be material to Parent and the Parent Subsidiaries, taken as a whole.

(b) Except as would not have a Parent Material Adverse Effect, since September 28, 2013, (i) Parent and its Affiliates, directors, officers and employees have complied in all material respects with the Fraud and Bribery Laws and (ii) neither Parent, any of the Parent Subsidiaries nor, to the Knowledge of Parent, any of Parent’s Affiliates, directors, officers, employees, agents or other representatives acting on Parent behalf have directly or indirectly, in each case, in violation of any Fraud and Bribery Laws: (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (C) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (D) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent of such customer or supplier, or (E) taken any action or made any omission in violation of any applicable Laws governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.
(c) Except as would not have a Parent Material Adverse Effect, since November 1, 2013, none of Parent, any of the Parent Subsidiaries or, to the Knowledge of Parent, any of their respective directors, officers, employees or agents has violated any economic sanctions Laws. Since November 1, 2013, Parent and the Parent Subsidiaries have made no material voluntary disclosures to any Governmental Authority under applicable economic sanctions Laws or export control Laws and, to the Knowledge of Parent, have not been the subject of any material investigation or material inquiry by a Governmental Authority regarding compliance with such Laws or have been assessed any material fine or material penalty under such Laws.
Section 4.15 Tax Matters.
(a) Except as would not constitute a Parent Material Adverse Effect, (i) each of Parent, Merger Sub and Merger Sub LLC has timely filed, or has caused to be timely filed on its behalf  (taking into account any extension of time within which to file), all income and other material Tax Returns required to be filed by it, and all such filed Tax Returns are accurate and complete in all material respects; (ii) all Taxes shown to be due and payable on such Tax Returns have been timely paid, except for Taxes being contested in good faith by appropriate proceedings and adequately reserved for in accordance with GAAP and (iii) no material deficiency with respect to Taxes has been asserted in writing or assessed by a Governmental Authority responsible for Taxes against Parent, Merger Sub or Merger Sub LLC which neither has been fully paid nor is being contested in good faith and adequately reserved for in accordance with GAAP.
(b) Except as would not constitute a Parent Material Adverse Effect, (i) there is no proceeding or investigation by a Governmental Authority responsible for Taxes pending or threatened in writing with respect to Parent, Merger Sub or Merger Sub LLC in respect of any material Tax; and (ii) no claim has been made by a Governmental Authority responsible for Taxes in writing in a jurisdiction where Parent, Merger Sub or Merger Sub LLC does not file Tax Returns that Parent, Merger Sub or Merger Sub LLC is subject to taxation by that jurisdiction.
(c) Except as would not constitute a Parent Material Adverse Effect, each of Parent, Merger Sub and Merger Sub LLC has complied in all material respects with applicable Laws for the withholding of Taxes and has timely withheld and paid over to the appropriate Governmental Authority all material amounts of Taxes required to be withheld and paid over.
(d) Parent is not and has not been, during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(e) None of Parent, Merger Sub or Merger Sub LLC has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.
(f) None of Parent, Merger Sub or Merger Sub LLC has engaged in a “listed transaction” as set forth in Treasury Regulations Section 1.6011-4(b).
(g) None of Parent, Merger Sub or Merger Sub LLC (i) is or has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) or any other group that files a combined, consolidated or unitary income Tax Return (other than a group the common parent of which is Parent); (ii) is a party to any Tax sharing, Tax indemnification, Tax allocation or similar agreement with any Person, except pursuant to any customary commercial agreement entered into by Parent, Merger Sub or Merger Sub LLC in the ordinary course of business, the principal purpose of which does not relate to Taxes (a “Parent Customary Commercial Agreement”) or (iii) to the Knowledge of Parent, is liable for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract, assumption, operation of Law or otherwise (excluding, in each case, liability by or under a Parent Customary Commercial Agreement).
(h) There are no material Liens for Taxes (other than Permitted Liens) on any assets of Parent, Merger Sub or Merger Sub LLC.
(i) None of Parent, Holdings, Merger Sub or Merger Sub LLC has taken any action, or knows of any fact or circumstance, that could reasonably be expected to prevent the Integrated Mergers, taken together, from being treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 4.16 Employee Benefits Matters. Except as would not constitute a Parent Material Adverse Effect, neither Parent, nor any Parent Subsidiary has any liability or contingent liability with respect to any “multiemployer plan” (as defined in Section 3(37) of ERISA). No material liability under Title IV of ERISA has been incurred by Parent or any of its ERISA Affiliates which has not been satisfied in full, other than Pension Benefit Guaranty Corporation premiums that are not past due, and no event has occurred and no circumstance exists that would result in Parent or its ERISA Affiliates incurring a liability under Title IV of ERISA that would result in any material liability to Parent and its Affiliates. There are no pending or, to the Knowledge of Parent, threatened material claims (other than claims for benefits in the ordinary course), actions, complaints, investigations, petitions, suits or other proceedings with respect to any “employee benefit plan” (as defined in Section 3(3) of ERISA) sponsored or maintained by Parent or any Parent Subsidiary, or the plan administrator or any fiduciary of any such employee benefit plan. To the Knowledge of Parent, Parent and the Parent Subsidiaries are in compliance in all material respects with all Laws relating to the employment of labor, relating to the terms and conditions of employees, former employees or prospective employees and other labor-rated matters, including all Laws relating to discrimination, fair labor standards and occupational health and safety, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees, wages, hours, social benefits contributions, severance pay, the WARN Act, collective bargaining, civil rights, safety, health, immigration, workers’ compensation and the collection and payment of withholding or social security taxes and any similar tax, except for instances of non-compliance as would not reasonably likely be material to Parent and the Parent Subsidiaries, taken as a whole.
Section 4.17 Environmental Matters. Except for those matters that would not have a Parent Material Adverse Effect, (a) each of Parent and the Parent Subsidiaries is and, for the past three years, has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all permits required under Environmental Laws for the operation of their respective businesses, (b) there is no enforcement proceeding, suit, claim or action relating to or arising from any noncompliance with, or liability under, Environmental Laws (including relating to or arising from the Release or threatened Release of, or exposure of any Person to, any Hazardous Materials) that is pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary or otherwise relating to any real property currently or formerly owned, operated or leased by Parent or any Parent Subsidiary and (c) neither Parent nor any of the Parent Subsidiaries has received any written notice of, or entered into any order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved liabilities or corrective or remedial obligations relating to or arising under Environmental Laws (including relating to or arising from the Release or threatened Release of, or exposure of any Person to, any Hazardous Materials).
Section 4.18 Intellectual Property. To the Knowledge of Parent, except for circumstances, actions, or inactions which would not reasonably likely be material to Parent and the Parent Subsidiaries, taken as a whole, (i) the conduct of Parent’s and the Parent Subsidiaries’ respective businesses as currently conducted do not infringe or otherwise violate any Person’s Intellectual Property, and (ii) there is no claim of such infringement or other violation pending or threatened in writing, against Parent.
Section 4.19 Absence of Certain Agreements. As of the date of this Agreement, none of Parent, Holdings, Merger Sub, Merger Sub LLC or any of their Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), other than in accordance with the terms of this Agreement, pursuant to which: (i) any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration per share or pursuant to which any shareholder of the Company agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Proposal; (ii) any third party has agreed to provide, directly or indirectly, equity capital to Parent or the Company or any of their subsidiaries to finance in whole or in part the Transactions; or (iii) any Company employee has agreed to remain as an employee of the Company or any Company Subsidiary or to become an employee or consultant of Parent or any Parent Subsidiary following the Effective Time.
Section 4.20 Information in the Proxy Statement and Form S-4. None of the information supplied or to be supplied in writing by or on behalf of Parent or any Parent Subsidiary for inclusion or incorporation by reference in the Proxy Statement or the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, except no representation or warranty is made by Parent with regard to statements made therein based on information supplied by the Company or its Representatives in writing expressly for inclusion therein. All documents that Parent is responsible for filing with the SEC in connection with the Transactions (solely with respect to the portion thereof relating to the Parent but excluding any portion thereof based on information supplied by the Company or its Representatives in writing expressly for inclusion therein, with respect to which no representation or warranty is made by Parent), to the extent relating to Parent or any Parent Subsidiary or other information supplied by or on behalf of Parent or any Parent Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.
Section 4.21 No Other Parent, Merger Sub or Merger Sub LLC Representations and Warranties; Investigation.
(a) Except for the representations and warranties expressly made by Parent, Holdings, Merger Sub and Merger Sub LLC in this Article IV and any certificate delivered hereunder, none of Parent, Holdings, Merger Sub, Merger Sub LLC or any other Person makes any express or implied representation or warranty with respect to Parent or the Parent Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, including the accuracy, completeness or currency thereof. None of Parent, Holdings, Merger Sub, Merger Sub LLC or any other Person will be or have been subject to any liability or indemnification obligation to the Company, its stockholders, or any other Person resulting from the distribution or failure to distribute to the Company, or the Company’s use of, any such information, including any information, documents, projections, estimates forecasts of other material made available to the

Company in any physical data room or any electronic data room for “Project Garden” and maintained by Parent, Holdings, Merger Sub or Merger Sub LLC for purposes of the Integrated Mergers and the Transactions or management presentations in expectation of the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV or any certificate delivered hereunder. Notwithstanding the foregoing or any other provision of this Agreement or otherwise, nothing herein shall relieve Parent, Holdings, Merger Sub, Merger Sub LLC or any other Person from liability for fraud.
(b) Parent has conducted its own independent review and analysis of the business, operations, assets, intellectual property, technology, liabilities, results of operations, financial condition and prospects of Company and the Company’s Subsidiaries and acknowledges that Parent has been provided access to personnel, properties, premises and records of Company and Company’s Subsidiaries for such purposes. In entering into this Agreement, Parent has relied solely upon the representations and warranties set forth in this Agreement and its independent investigation and analysis of the Company and the Company’s Subsidiaries, and Parent acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company, any of the Company’s Subsidiaries, or any of their respective affiliates, stockholders, controlling persons or the Company’s Representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally.
Article V

COVENANTS
Section 5.1 Conduct of Business.
(a) Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or as contemplated by Section 5.1(a) of the Company Disclosure Schedule, during the period from the date of this Agreement until the earlier of  (x) termination of this Agreement in accordance with Section 7.1, and (y) the Effective Time, unless Parent otherwise consents in writing, the Company shall conduct its business in all material respects in the ordinary course of business consistent with past practice and use reasonable best efforts to (x) maintain in the ordinary course of business consistent with past practice in all material respects satisfactory relationships of the Company with each of the customers, suppliers, insurers, and other Persons with whom the Company has material business relations and (y) preserve in all material respects its and the Company Subsidiaries’ business and material assets intact. Without limiting the foregoing, except as set forth in Section 5.1(a) of the Company Disclosure Schedule, as otherwise expressly contemplated by this Agreement, as required by applicable Law or as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the earlier to occur of the termination of this Agreement pursuant to Section 7.1 hereof or the Effective Time, take any of the following actions:
(i) amend or otherwise change their respective certificate of incorporation or bylaws of the Company or such similar applicable organizational documents;
(ii) issue, sell, or grant any shares of its capital stock or other Equity Interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock or other Equity Interests in the Company or any Company Subsidiary, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock or other Equity Interests in the Company or any Company Subsidiary, except for (A) the issuance of capital stock pursuant to any Contract or pursuant to an offer letter, in each case, in effect or extended and disclosed to Parent prior to the date hereof, (B) the issuance of shares of Company Common Stock required to be issued upon exercise or settlement of Options or the earning or vesting of Performance Units or Restricted Stock granted and disclosed to Parent prior to the date hereof or (C) the issuance of shares of Equity Interests to Company or, in the case of any Company Subsidiary, to any other Company Subsidiary;

(iii) directly or indirectly, redeem, purchase or otherwise acquire any of their outstanding shares of capital stock or other Equity Interests, or any rights, warrants or options to acquire any shares of its capital stock or other Equity Interests, including with respect to any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable, exchangeable or redeemable for securities having the right to vote) with the Company stockholders on any matter, except (A) pursuant to commitments in effect and disclosed to Parent prior to the date hereof, (B) in connection with withholding to satisfy tax obligations with respect to Options, Performance Units or Restricted Stock granted prior to the date of this Agreement or acquisitions in connection with the net exercise of Options granted prior to the date of this Agreement or (C) for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;
(iv) (A) declare, authorize, set aside for payment or pay any dividend or distribution (whether in cash, stock or property or any combination thereof) in respect of any shares of its capital stock other than dividends paid by any wholly-owned Subsidiary of the Company to the Company or any wholly-owned Subsidiary of the Company and other than regular quarterly dividends issued by the Company not to exceed $0.25 per share of Company Common Stock for each quarter or (B) adjust, split, combine, subdivide or reclassify any shares of its capital stock;
(v) redeem, repurchase, prepay (except as required by the Company Credit Agreements), defease, cancel, incur (including by additional borrowing under the Company Credit Agreements) or otherwise acquire, or modify the terms of  (except as provided in Sections 5.11 and 5.12), any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for borrowed money, except (A) in the ordinary course of business consistent with past practice in a principal amount not to exceed $10,000,000 in the aggregate or (B) among any of all of the Company and the Company Subsidiaries; provided that any Indebtedness incurred or otherwise acquired, or modified, or assumed under this Section 5.1(a)(v) shall be subject to prepayment without penalty at any time;
(vi) sell, transfer, lease, rent, license, assign, abandon or otherwise dissolve or dispose of (including by merger, consolidation, or sale of stock or assets), any of its material properties, legal entities or assets (tangible or intangible), except (A) dispositions of inventory, equipment or other assets that are no longer used or useful in the conduct of the business of the Company or any of the Company Subsidiaries, (B) in the ordinary course of business consistent with past practice, of the Company or any of the Company Subsidiaries, (C) pursuant to Contracts in force on, and disclosed to the Parent to prior to, the date of this Agreement, or (D) transfers among the Company and any Company Subsidiaries;
(vii) make capital expenditures in excess of  $3,000,000 per calendar month;
(viii) acquire or agree to acquire (including by merger, consolidation, purchase of stock or assets, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, exchange, business combination or similar transaction) any business or material amount of assets of any other Person, except (A) in connection with a restructuring, merger or consolidation among any or all of the Company’s Subsidiaries and the Company or (B) pursuant to Contracts in force on, and disclosed to the Parent to prior to, the date of this Agreement;
(ix) make, grant or increase any bonus, compensation, salary or wages to or of any current or former employees or consultants, except as required pursuant to applicable Law or the terms of Company Plans or Non-U.S. Company Plan or other employee benefit plans or arrangements in effect and disclosed to Parent prior to the date hereof;
(x) enter into any Contracts with or increase any bonus, compensation, salary or wages of, any of its directors, senior executive officers, employees or consultants except as required pursuant to applicable Law or the terms of Company Plans or Non-U.S. Company Plans or other employee benefit plans or arrangements in effect and disclosed to Parent prior to the date hereof and except for agreements for newly hired employees or consultants, in each case, in the ordinary course of business consistent with past practice and with an annual base salary not to exceed $125,000 in the aggregate for any such employee or consultant;

(xi) implement or announce any “mass layoff” or “plant closing” within the meaning of the WARN Act (or similar foreign Laws), except in compliance with provisions of the WARN Act (or similar foreign Laws);
(xii) (A) make any material change to its methods of financial accounting in effect at October 31, 2015, except as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act, as required by a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization) or as required by applicable Laws; (B) make, change or revoke any material Tax election, (C) file any material Tax Return inconsistent with past practice except as required by Applicable Law, (D) make any material change to any method of Tax accounting, (E) amend any material Tax Return, (F) settle or compromise any material Tax controversy, or (G) consent to any extension or waiver of any limitations period with respect to any claim or assessment for a material amount of Taxes;
(xiii) adopt or publicly propose a plan or agreement of complete or partial liquidation, dissolution restructuring, recapitalization or other reorganization, or resolutions providing for or authorizing such a liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;
(xiv) amend or modify the letter of engagement of the Company Financial Advisor in a manner that increases the fee or commission payable by the Company or otherwise increases or imposes any obligations on the Company following the Effective Time;
(xv) (A) enter into, terminate or materially amend or modify (other than extensions at the end of a term in the ordinary course of business consistent with past practice) any Company Material Contract or Contract that, if in effect on the date hereof, would have been a Company Material Contract, (B) waive any material term of or any material default under, or release, settle or compromise any material claim against the Company or material liability or obligation owing to the Company under, any Company Material Contract, or (C) increase the amount of rent payable under any Lease Agreement, in each case, to the extent such Company Material Contract;
(xvi) settle or compromise any legal proceeding or threatened legal proceeding if such settlement or compromise (A) with respect to the payment of monetary damages, involves the payment by the Company or any of the Company Subsidiaries of monetary damages in excess of $500,000 individually or $1,000,000 in the aggregate or (B) with respect to any non-monetary terms and conditions therein, imposes or requires actions that would or would reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole;
(xvii) amend the terms of the Rights Plan in a manner that would reasonably be expected to prevent or impede, interfere with, hinder or delay the consummation by Parent, Holdings, Merger Sub or Merger Sub LLC of the Transactions;
(xviii) enter into any new line of business outside of its existing businesses or existing business plans; or
(xix) agree in writing to take any of the foregoing actions.
(b) Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or as contemplated by Section 5.1(b) of the Parent Disclosure Schedule, during the period from the date of this Agreement until the earlier of  (x) termination of this Agreement in accordance with Section 7.1, and (y) the Effective Time, unless the Company otherwise consents in writing, each of Parent, Holdings, Merger Sub and Merger Sub LLC shall conduct its business in all material respects in the ordinary course of business consistent with past practice and use commercially reasonable efforts to (x) maintain in the ordinary course of business consistent with past practice in all material respects satisfactory relationships of Parent with each of the customers, suppliers, insurers and other Persons with whom Parent has material business relations and (y) preserve in all material respects its and the Parent Subsidiaries’ business and material assets intact. Without limiting the foregoing, except as otherwise expressly contemplated by this Agreement, as required by applicable Law or as consented to in writing by Company (such consent not to be unreasonably withheld, conditioned or delayed), Parent shall not, and shall not permit any of the Parent Subsidiaries to, between the date of this Agreement and the earlier to occur of the termination of this Agreement pursuant to Section 7.1 hereof or the Effective Time, take any of the following actions:
(i) amend or otherwise change their respective certificate of incorporation or bylaws of the Company or such similar applicable organizational documents;
(ii) directly or indirectly, redeem, purchase or otherwise acquire any of their respective outstanding shares of capital stock or other Equity Interests, or any rights, warrants or options to acquire any shares of its capital stock or other Equity Interests, including with respect to any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable, exchangeable or redeemable for securities having the right to vote) with the capital stock on any matter (other than repurchases pursuant to previously announced repurchase programs) to the extent such action would prevent, impede or materially delay or materially impair the ability of Parent, Holdings, Merger Sub or Merger Sub LLC to consummate the Transactions;
(iii) (A) declare, authorize, set aside for payment or pay any dividend or distribution (whether in cash, stock or property or any combination thereof) in respect of any shares of its capital stock other than dividends paid by any Parent Subsidiary to Parent or any other Parent Subsidiary (B) adjust, split, combine, subdivide, or reclassify any shares of its capital stock;
(iv) except to the extent involving only Parent and its Subsidiaries, adopt or publicly propose a plan or agreement of restructuring or reorganization;
(v) adopt or publicly propose a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization, or resolutions providing for or authorizing such a liquidation, dissolution, restructuring, recapitalization, or other reorganization of Parent;
(vi) acquire or agree to acquire (including by merger, consolidation, purchase of stock or assets, joint venture, partnership, consolidation, dissolution, liquidation tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction) any business or material amount of assets from any other Person if such acquisition would reasonably be expected to (A) materially impose any delay in the obtaining of, or materially increase the risk of not obtaining, any authorization, consent, order, declaration or approval of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, including pursuant to Antitrust Laws, (B) materially increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Transactions, (C) materially increase the risk of not being able to remove any such order on appeal or otherwise or (D) prevent, materially delay or materially impair the ability of Parent, Holdings, Merger Sub or Merger Sub LLC to consummate the Transactions, including the Integrated Mergers and the Debt Financing;
(vii) other than as set forth in this Agreement or to the extent such action does not prevent, impede or materially delay or materially impair the ability of Parent, Holdings, Merger Sub or Merger Sub LLC to consummate the Transactions, redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify the terms of any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for borrowed money;
(viii) take any action or omit to take any action if such action or omission would reasonably be expected to result in any of the conditions to the Integrated Mergers set forth in Article VI not being satisfied; or
(ix) agree in writing to any of the foregoing actions.

Section 5.2 No Solicitation; Change in Recommendation.
(a) The Company agrees that it and the Company Subsidiaries shall, and shall use reasonable best efforts to cause its and their respective directors, officers and employees to, and shall instruct its Representatives to, immediately cease all existing discussions or negotiations with any Person conducted heretofore with respect to any Takeover Proposal, or any existing discussion that could reasonably be expected to lead to a Takeover Proposal, and the Company further agrees that it shall request that all non-public information previously provided by or on behalf of the Company or any Company Subsidiary to any such Persons be promptly returned or destroyed in accordance with the terms of the applicable confidentiality agreement and shall prohibit access for anyone other than the Company, Parent, Holdings, Merger Sub LLC, Merger Sub and their respective Representatives to any electronic data room of the Company in connection therewith. Except as otherwise provided in this Agreement, from the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1, the Company shall not, and shall use reasonable best efforts to cause the Company Subsidiaries not to, and shall use reasonable best efforts to cause its and their respective directors, officers and employees not to, and shall direct its Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries, proposals or offers that constitute, or that could reasonably be expected to lead to, a Takeover Proposal or the making or consummation thereof, (ii) engage in, enter into, continue or otherwise participate in any substantive discussions (except to notify such Person of the existence of the provisions of this Section 5.2) or negotiations regarding, or furnish to any Person any non-public material information in connection with or for the purpose of encouraging or facilitating, any Takeover Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Takeover Proposal, (iii) enter into any letter of intent, agreement, contract, commitment or agreement in principle with respect to a Takeover Proposal (other than an Acceptable Confidentiality Agreement) or enter into any agreement, contract or commitment requiring the Company to abandon, terminate or fail to consummate the Transactions, or (iv) authorize, permit, or direct any Representative of the Company or any of the Company Subsidiaries to take any action set forth in clauses (i), (ii) or (iii) of this Section 5.2(a).
(b) Notwithstanding anything to the contrary contained in this Agreement, if at any time prior to the date that the Company Stockholder Approval is obtained, the Company or any of the Company Subsidiaries, or any of its or their respective Representatives receives an unsolicited Takeover Proposal, which the Company Board determines in good faith, after consultation with the Company’s outside legal and financial advisors, is or could reasonably be expected to lead to a Superior Proposal, the Company, the Company Board (or a duly authorized committee thereof) and their Representatives may engage in negotiations and discussions with, or furnish any information and other access to any Person making such Takeover Proposal and any of its Representatives (provided that substantially concurrently (and in any event within 24 hours) the Company makes available to Parent such information or access to the extent such information or access was not previously made available to Parent); provided that (i) prior to furnishing any material non-public information to any such Person, the Company receives from the Person making such Takeover Proposal an Acceptable Confidentiality Agreement to the extent such Person is not already subject to a confidentiality agreement with the Company, (ii) the Company Board determines in good faith, after consultation with outside legal counsel, that a failure to furnish such information or access would be inconsistent with the fiduciary duties of the Company Board under applicable Law, and (iii) the Company provides written notice to Parent immediately after any such determination by the Company Board and before taking any of the actions described in this sentence. In addition, from and after the date of this Agreement, the Company will promptly (but in any event within 24 hours) notify Parent in writing of the receipt of such Takeover Proposal and (A) if it is in writing, deliver to Parent a copy of such Takeover Proposal and any related draft agreements and other written material relating to such Takeover Proposal or (B) if oral, communicate to Parent the material terms and conditions thereof, including, in each case, the identity of the Person making such Takeover Proposal. The Company will keep Parent reasonably apprised on a reasonably timely basis of the status and material terms of such Takeover Proposal and with respect to any change in the price or any material terms thereof within 24 hours of such material change. From and after the date hereof, the Company shall not terminate, amend, modify, waive or fail to enforce any provision of any “standstill” or similar obligation of any Person, unless the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, however, that any such termination, amendment, modification, waiver or failure to enforce any provision of any such “standstill” may occur only at the initiation and request of the third party thereto.
(c) Except as otherwise provided in this Agreement, the Company Board shall not (i) withhold, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, in a manner adverse to Parent, Holdings, Merger Sub LLC or Merger Sub, the Company Board Recommendation (including any failure to include the Company Board Recommendation in the Proxy Statement), (ii) approve, endorse or recommend, or publicly propose to approve, endorse or recommend to the stockholders of the Company a Takeover Proposal, (iii) fail to publicly recommend against acceptance of any tender offer or exchange offer for the Shares within ten (10) Business Days after commencement of such offer or against any Takeover Proposal (provided that a “stop, look and listen” communication by the Company Board to the stockholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act shall not be deemed to be a Company Adverse Recommendation Change unless and until the Company Board fails to reconfirm the Company Board Recommendation by the close of business on the tenth (10th) Business Days following the commencement of a tender offer or exchange offer), (iv) other than with respect to the period of up to ten (10) Business Days applicable to tender offer or exchange offers that are the subject of the preceding clause (iii), fail to publicly reaffirm the Company Board Recommendation, in each case, within five (5) Business Days after Parent so requests in writing, (v) enter into any definitive agreement providing for a Takeover Proposal or (vi) resolve or publicly propose to take any action described in the foregoing clauses (i) through (v) (each of the foregoing actions described in clauses (i) through (v) being referred to as a “Company Adverse Recommendation Change”).
(d) Notwithstanding anything to the contrary in this Agreement, the Company Board (or a duly authorized committee thereof) may: (i) make a Company Adverse Recommendation Change in response to the Company receiving an unsolicited Takeover Proposal that the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Superior Proposal; or (ii) if the Company has complied (other than immaterial breaches) with this Section 5.2, cause the Company to terminate this Agreement and, prior to or substantially concurrently with such termination, cause the Company to enter into a definitive written agreement providing for such Superior Proposal, if, and only if, in all cases the Company Board determines in good faith, after consulting with and receiving advice from outside counsel, that the failure to (1) effect a Company Adverse Recommendation Change or (2) terminate this Agreement and enter into a definitive written agreement providing for a Superior Proposal, as the case may be, would reasonably be likely to be inconsistent with its fiduciary duties under applicable Law.
(e) Subject to Section 5.2(d), (i) no Company Adverse Recommendation Change may be made in response to a Superior Proposal and (ii) no termination of this Agreement in accordance with Section 5.2(d) may be made unless: (A) the Company complies in all material respects with this Section 5.2, (B) the Company provides Parent prior written notice of its intent to make any Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 5.2(d) at least three (3) Business Days prior to taking such action (a “Company Board Recommendation Notice”), which notice shall specify in the case of such action taken in connection with a Superior Proposal, the material terms and conditions of such Superior Proposal (including the identity of the Person making such Superior Proposal and a copy of the then-current forms of all of the relevant proposed transaction documents related thereto, including definitive agreements with respect to such Superior Proposal and any financing commitments relating thereto); and (C) the Company shall have, (x) during the three (3) Business Day period specified above (and any additional period related to a revision of the Superior Proposal, as provided below), negotiated, and caused its Representatives to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) with respect to any adjustments proposed by Parent to the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal and no such agreement is reached and (y) if applicable, prior to or substantially concurrent with, the termination of this Agreement pursuant to Section 5.2(d), pay the Termination Fee as set forth in Section 7.3(b).
(f) The parties agree that, in the case of such actions taken in connection with a Superior Proposal, any material amendment to the financial terms or other material terms of such Superior Proposal shall require a new Company Board Recommendation Notice and an additional two (2) Business Day period (the period inclusive of all such days, the “Notice Period”). The Company agrees that: (i) during the Notice Period the Company shall, and shall cause its financial advisors and outside legal counsel to, negotiate with Parent in good faith (if Parent indicates to the Company that it desires to negotiate) the terms of this Agreement and (ii) the Company shall take into account all changes and adjustments to the terms of this Agreement proposed by Parent in determining whether such Superior Proposal continues to constitute a Superior Proposal. The Company shall keep Parent reasonably informed of all developments affecting the material terms of any such Superior Proposal (and the Company shall provide Parent with copies of any additional written materials received that relate to such Superior Proposal).
(g) Nothing contained in this Agreement shall prohibit the Company or the Company Board (or a duly authorized committee thereof) from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) under the Exchange Act or making a statement contemplated by Rule 14d-9 under the Exchange Act, (ii) making any disclosure to the Company stockholders if the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties to the Company stockholders under applicable Law, (iii) informing any Person of the existence of the provisions contained in this Section 5.2 or (iv) except pursuant to the terms set forth in Section 5.2(c), making any “stop, look and listen” communications to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act by the Company that describes the Company’s receipt of a Takeover Proposal (or any similar communications to the stockholders of the Company); provided, that this Section 5.2(g) shall not in and of itself be deemed to permit the Company Board to make a Company Adverse Recommendation Change that would not otherwise be permitted by Section 5.2(d) and any such statements or disclosures made by the Company Board will be subject to the terms and conditions of this Agreement, including the provisions of Article VII (it being agreed the actions in clauses (i)-(iv) in this Section 5.2(g), in and of themselves, shall not be deemed to be a Company Adverse Recommendation Change).
Section 5.3 Reasonable Best Efforts.
(a) Subject to the terms and conditions of this Agreement, each of the Company, Parent, Holdings, Merger Sub LLC and Merger Sub shall take, or cause to be taken, all actions reasonably necessary, and to do, or cause to be done, all things reasonably necessary under any applicable Laws to cause the Transactions to be consummated as soon as practicable, including (i) the satisfaction of the conditions to consummating the Integrated Mergers, (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, (iii) making as promptly as practicable and advisable any required submissions, notices and filings under applicable Antitrust Laws or any other applicable Laws with respect to the Transactions, (iv) promptly furnishing information required in connection with such submissions and filing under such Antitrust Laws, (v) keeping the other parties reasonably fully informed with respect to the status of any such submissions and filings under Antitrust Laws, including with respect to: (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration or termination of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under Antitrust Laws, or (D) the nature and status of any objections raised or proposed or threatened to be raised under Antitrust Laws with respect to the Transactions, (vi) obtaining all actions or non-actions, consents, orders, exemptions approvals, consents, waivers, registrations, permits, authorizations and other confirmations from, or avoiding an investigation, action, proceeding or other challenge of the legality of the Transactions by, any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions as soon as practicable (collectively, the “Approvals”) and (vii) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. Additionally, each of Parent, Holdings, Merger Sub LLC, Merger Sub and the Company shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any Approval with respect to Antitrust Laws or any other applicable Law necessary to be obtained prior to Closing.
(b) In furtherance and not in limitation of the foregoing: (i) each party hereto agrees to (A) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as soon as practicable and advisable and in any event within ten (10) Business Days after the date hereof  (unless the parties otherwise agree to a different date), (B) supply as soon as reasonably practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act and (C) take, or cause to be taken, all other actions consistent with this Section 5.3 which are reasonably necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable and (ii) each party agrees to (A) make the appropriate filings under any Foreign Antitrust Laws as soon as practicable and advisable and in any event within twenty (20) Business Days after the date hereof (unless the parties otherwise agree to a different date), (B) supply as soon as reasonably practicable and advisable any additional information and documentary material that may be required or reasonably requested by any Governmental Authority and (C) take or cause to be taken all other actions consistent with this Section 5.3 as are reasonably necessary to obtain any necessary approvals, consents, waivers, permits, authorizations or other actions or non-actions from each Governmental Authority as soon as practicable.
(c) The Company, Parent, Holdings, Merger Sub LLC and Merger Sub shall each keep the other reasonably fully informed of the status of matters relating to the completion of the Integrated Mergers and work cooperatively in connection with obtaining all required Approvals undertaken pursuant to the provisions of this Section 5.3. In that regard, the Company, Parent, Holdings, Merger Sub LLC and Merger Sub shall: (i) promptly notify the other parties hereto of, and if in writing, furnish the others with copies of  (or, in the case of oral communications, advise the others of the contents of) any communication between such Person and a Governmental Authority and permit the others to review and discuss in advance (and to fully coordinate their responses with respect to) any proposed written communication to a Governmental Authority, (ii) keep the others reasonably fully informed of any developments, meetings or discussions with any Governmental Authority in respect of any filing, investigation, or inquiry concerning the Transactions, (iii) not independently participate in any meeting or discussions with a Governmental Authority in respect of any filings, investigation or inquiry concerning the Transactions without giving the other party prior notice of such meeting or discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate (whether by telephone or in person) and (iv) furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Authority. Each of Parent and Company may designate any non-public information provided to any Governmental Authority as restricted to “Outside Antitrust Counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other party without approval of the party providing the non-public information. Notwithstanding the foregoing, Parent, Holdings, Merger Sub and Merger Sub LLC shall, following consultation with the Company and after giving due consideration to its views and acting reasonably and in good faith, direct and control all aspects of the parties’ efforts to gain regulatory clearance either before any Governmental Authority or in any action brought to enjoin the Transactions pursuant to any Antitrust Laws; provided, however, that nothing in this Section 5.3 shall prohibit either the Company or Parent, or their respective Representatives, from communicating or having discussions with any Governmental Authority, so long as the other party or its respective Representatives is provided reasonable prior notice of any such communication or discussions and invited to participate in such communications or discussions.

(d) In furtherance and not in limitation of the foregoing, Parent, Holdings, Merger Sub and Merger Sub LLC agree to take promptly any and all steps reasonably necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under Antitrust Laws that may be required by any Governmental Authority, so as to enable the parties to close the Transactions as soon as practicable, including committing to and effecting, by consent decree, hold separate orders, trust, or otherwise, (i) the sale, license, holding separate or other disposition of assets or businesses of Parent or Company or any of their respective Subsidiaries, (ii) terminating, relinquishing, modifying, or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of Parent or Company or their respective Subsidiaries and (iii) creating any relationships, ventures, contractual rights, obligations or other arrangements of Parent or Company or their respective Subsidiaries (each a “Remedial Action”), as needed to enable the consummation of the Transactions, including the Closing, by the End Date (such End Date, as used in this Section 5.3(d), being the End Date without giving effect to the End Date Extension, though, for the avoidance of doubt, the obligations set forth in this sentence shall cease only upon the termination of this Agreement in accordance with Article VII); provided, however, that any Remedial Action may, at the discretion of Parent, be conditioned upon consummation of the Transactions.
(e) In furtherance and not in limitation of the foregoing, in the event that any litigation or other administrative or judicial action or proceeding is commenced, threatened or is foreseeable with respect to the Transactions relating to any required submissions and filings or Approvals under applicable Antitrust Laws or any other applicable Laws and such litigation, action or proceeding seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of the Transactions, each of the Company and Parent shall take any and all action reasonably necessary to avoid or resolve any such litigation, action or proceeding.
Section 5.4 Confidentiality. Subject to applicable Laws relating to the exchange of information, from the date hereof until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with its terms, each of the Company and Parent shall afford the other party and its Representatives of the other party reasonable access during normal business hours to its and its Subsidiaries’ properties, books, Contracts, Tax Returns, operating data and records and the Company and Parent, as applicable, shall furnish promptly to the other party such information concerning its business and properties and access to its Representatives, in each case, as the Company or Parent, as applicable, may reasonably request (other than any publicly available document filed by it pursuant to the requirements of federal or state securities Laws); provided that Parent and the Company and their respective Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other party; provided, further, that the Company and Parent shall not be obligated to provide such access or information if such party determines, in its reasonable judgment, that doing so would (i) cause significant competitive harm to the other party if the Transactions are not consummated, (ii) violate applicable Law or any Contract or (iii) violate any legal duty, or obligation of confidentiality owing to a third-party, jeopardize the protection of the attorney-client, work-product or other legal privilege (it being agreed that the Company and Parent, as applicable shall give notice to the other party of the fact that it is withholding such information or documents, shall withhold only that portion of such information that would not cause competitive harm if the Transactions are not consummated, or is reasonably necessary to be withheld to not violate such applicable Law, Contract, duty or obligation and to preserve such attorney-client, work product or other legal privilege, as applicable, and thereafter the Company or Parent, as the case may be shall use its reasonable best efforts to cause such information to be provided in a manner that would not reasonably be expected to cause such harm, violate such restriction or waive such privilege); provided, further, that nothing herein shall authorize Parent or its Representatives to undertake any environmental testing or sampling at any of the properties owned, operated or leased by the Company or the Company Subsidiaries and nothing herein shall authorize the Company or its respective Representatives to undertake any environmental testing or sampling at any of the properties owned, operated or leased by Parent or the Parent Subsidiaries. The information provided will be subject to the terms of  (i) the Company Confidentiality Agreement and (ii) the Parent Confidentiality Agreement. Each of Parent and the Company agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 5.4 for any competitive or other purpose unrelated to the consummation of the Transactions.

Section 5.5 Takeover Laws. The Company and the Company Board shall each (i) ensure that no state takeover statute or similar statute or regulation, including any of the Takeover Laws, is or becomes applicable to Parent, Holdings, Merger Sub, Merger Sub LLC, the Company and the Transactions and (ii) if any state takeover statute or similar statute, including any of the Takeover Laws, becomes applicable to the Transactions, use its reasonable best efforts to ensure that such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on Parent, Holdings, Merger Sub, Merger Sub LLC, the Company and the Transactions.
Section 5.6 Indemnification and Insurance.
(a) From and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, for six (6) years after the Closing Date, fulfill and honor the obligations of the Company to indemnify, defend and hold harmless each current and former director, officer, employee and agent of the Company and any of the Company Subsidiaries and each person who served as a director, officer, employee, agent, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of the Company Subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”) against all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses that have been reasonably incurred (including fees and expenses of legal counsel) in connection with any actual or threatened claim, suit, action, proceeding, arbitration, audit, hearing, mediation or investigation (whether civil, criminal, administrative or investigative) (each, a “Claim”), whether asserted or claimed prior to, at or after the Effective Time, arising out of, relating to or in connection with any action or omission by them in their capacities as Indemnitees occurring or alleged to have occurred before or at the Effective Time (including any Claim relating in whole or in part to the Agreement or the Transactions), in each case, to the fullest extent permitted under the Company Charter Documents and applicable Law, and the Surviving Company shall assume all obligations of the Company and the Company Subsidiaries to the Indemnitees in respect of limitation of liability, exculpation, indemnification and advancement of expenses as provided in the (A) the Company Charter Documents and the respective organizational documents of each of the Company Subsidiaries in effect immediately prior to the Effective Time and (B) any indemnification agreements with an Indemnitee as set forth on Section 5.6(a) of the Company Disclosure Schedule in effect immediately prior to the Effective Time, which shall in each case survive the Transactions and continue in full force and effect to the fullest extent permitted by applicable Law. Without limiting the foregoing, at the Effective Time, Parent and the Surviving Company shall, for a period of six (6) years after the Closing Date, cause the certificate of incorporation and bylaws or similar organizational documents of the Surviving Company to maintain in effect provisions for limitation of liabilities of directors and officers, indemnification, advancement of expenses and exculpation of the Indemnitees no less favorable to the Indemnitees than as set forth in the Company Charter Documents, the applicable organizational documents of the Company Subsidiaries or any indemnification agreements with an Indemnitee, in each case, in effect immediately prior to the Effective Time, to the fullest extent permitted by applicable Law, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the individuals who immediately before the Effective Time were Indemnitees except as required by applicable Law; provided, however, that all rights to limitation of liability, indemnification, exculpation and advancement of expenses in respect of any Claim pending or asserted within such period shall continue until the disposition or resolution of such Claim.
(b) From and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, pay and advance to an Indemnitee any costs or expenses (including fees and expenses of legal counsel) in connection with any Claim relating to any acts or omissions covered under this Section 5.6, or enforcement of an Indemnitee’s rights under this Section 5.6, as and when incurred to the fullest extent permitted under applicable Law, provided that the person to whom expenses are advanced provides an undertaking to repay such amounts if it is ultimately determined that such person is not entitled to indemnification under applicable Law. Any determination required to be made with respect to whether an Indemnitee’s conduct complies with an applicable standard under applicable Law, the Company Charter Documents, applicable organizational documents of

Subsidiaries of the Company, or applicable indemnification agreements, as the case may be, shall be made by independent legal counsel selected by the Indemnitee and reasonably acceptable to Parent.
(c) Notwithstanding anything to the contrary contained in this Section 5.6 or elsewhere in this Agreement, Parent shall not (and Parent shall cause the Surviving Company not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any Claim, unless such settlement, compromise, consent or termination includes an unconditional release of all of the Indemnitees covered by the Claim from all liability arising out of such Claim. Nothing in this Section 5.6(c) shall relieve Parent or the Surviving Company of its obligations set forth in this Section 5.6.
(d) For a period of six (6) years from the Effective Time, (i) the Surviving Company shall, and Parent shall cause the Surviving Company to, cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof maintained by the Company and the Company Subsidiaries with respect to matters arising prior to, at or on the Effective Time either through the Company’s existing insurance provider or another substitute provider reasonably selected by Parent; provided, however, that, after the Effective Time, Parent or the Surviving Company, as applicable shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase a policy with the greatest coverage possible that does not exceed 300% of the last annual premium paid by the Company prior to the date hereof and (ii) Parent shall not, and shall not permit the Surviving Company or the other Parent Subsidiaries to, take any action that would prejudice the rights of, or otherwise impede recovery by, the beneficiaries of such insurance, whether in respect of claims arising before or after the Effective Time. In lieu of the foregoing insurance coverage, the Company may purchase “tail” insurance coverage, at a cost per each year of  “tail” insurance coverage no greater than 300% of the last annual premium paid by the Company prior to the date hereof, that provides coverage no materially less favorable than the coverage described above.
(e) It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnitees to whom this Section 5.6 applies shall be third party beneficiaries of this Section 5.6 and (ii) this Section 5.6 shall survive consummation of the Integrated Mergers and the Transactions and shall be enforceable by such Indemnitees and their respective successors, heirs and legal representatives against Parent and the Surviving Company and their respective successors and assigns. The obligations of the Surviving Company under this Section 5.6 shall not be terminated, amended or modified in such a manner so as to adversely affect the rights of any Indemnitee (including their successors, heirs and assigns) to whom this Section 5.6 applies unless (A) such termination, amendment or modification is required by applicable Law or (B) the affected Indemnitee (or his or her lawful successors, heirs or assigns) shall have consented in writing prior to such termination, amendment or modification.
(f) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnitee in enforcing the indemnity and other obligations provided in this Section 5.6. The rights of each Indemnitee shall be in addition to, and not in limitation of, any other applicable rights such Indemnitee may have under the Company Charter Documents or any of the organizational documents of the Company Subsidiaries or of the Surviving Company, any other indemnification arrangement, the DGCL, DLLCA or otherwise.
(g) In the event the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then and in each such case, Parent and the Surviving Company shall cause proper provision to be made so that the successors and assigns of the Surviving Company assume the obligations set forth in this Section 5.6.
Section 5.7 Transaction Litigation. The Company shall give Parent the opportunity to participate in (with its own counsel) at Parent’s sole cost and expense, but not control, the defense or settlement of any stockholder litigation against the Company, any of the Company Subsidiaries or any of the directors or officers of the Company or the Company Subsidiaries, in each case, relating to this Agreement or the Transactions (any such litigation, a “Company Transaction Litigation”), and the Company shall give due consideration to Parent’s advice with respect to any such litigation. The Company shall consult with Parent regarding the defense, settlement or prosecution of any Company Transaction Litigation; provided that none of the Company, any Company Subsidiary or any of their Representatives shall compromise, settle, come to an arrangement regarding or agree to compromise, settle, or come to an arrangement regarding any Company Transaction Litigation or consent to the same unless Parent shall have consented in writing (such consent not to be unreasonably withheld, conditioned or delayed). Each of Parent and the Company shall notify the other promptly (and in any event within 48 hours) of the commencement of any Company Transaction Litigation of which it has received notice.
Section 5.8 Section 16. The Company shall take all steps reasonably necessary to cause the Transactions, including any dispositions of equity securities of the Company (including derivative securities with respect to such equity securities of the Company) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 5.9 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent, Holdings, Merger Sub LLC or Merger Sub, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with, and subject to, the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations.
Section 5.10 Preparation of Form S-4 and Proxy Statement; Company Stockholders’ Meeting.
(a) As promptly as reasonably practicable following the date of this Agreement, the Company and Parent shall jointly prepare the Proxy Statement and Parent shall use its reasonable best efforts to, with the Company’s reasonable cooperation, prepare and cause to be filed with the SEC the Form S-4 with respect to the Parent Common Stock issuable in the Transactions, which will include the Proxy Statement with respect to the Company Stockholders’ Meeting, as promptly as practicable (but in no event later than forty-five (45) days following the date hereof). Parent shall use its reasonable best efforts, and the Company shall reasonably cooperate with Parent, to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act, and (C) keep the Form S-4 effective through the Closing in order to permit the consummation of the Transactions. Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and the Proxy Statement. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Form S-4 or the Proxy Statement received from the SEC and advise the other of any oral comments or communications with respect to the Form S-4 or the Proxy Statement received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form S-4 or the Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and no filing of, or amendment or supplement to, the Form S-4 will be made by Parent without the Company’s prior consent (which shall not be unreasonably withheld, condition or delayed). Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the threat or issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Integrated Mergers for offering or sale in any jurisdiction (and Parent and the Company shall use their respective reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated), or any oral or written request by the SEC for amendment of the Proxy Statement or Form S-4 or comments thereon or responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. Parent shall also use reasonable best efforts to take any other action required to be taken under the Securities Act or the Exchange Act, and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Transactions, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.
(b) If, at any time prior to the receipt of the Company Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which should be set forth in an amendment of, or a supplement to, either the Form S-4 or the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto, and the Company and Parent shall cooperate in the prompt filing with the SEC of any appropriate amendment of, or supplement to, the Form S-4 or the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company and the stockholders of Parent. Nothing in this Section 5.10(b) shall limit the obligations of any party hereto under Section 5.10(a). For purposes of this Section 5.10(b), any information concerning or related to the Company, its Affiliates or the Company Stockholders’ Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent or its affiliates will be deemed to have been provided by Parent.
(c) As promptly as practicable following the effective date of the Form S-4, the Company shall, in accordance with applicable Law and the Company Charter Documents, duly call, give notice of, convene and hold a meeting of the Company stockholders for the sole purpose of obtaining the Company Stockholder Approval and holding the Company Stockholder Advisory Vote in accordance with the DGCL and applicable Law (the “Company Stockholders’ Meeting”); provided, however, that the Company Stockholders’ Meeting shall be held no later than twenty five (25) Business Days after the Form S-4 is declared effective (unless adjourned or postponed in accordance with the terms of this Section 5.10). The Company shall cause the Proxy Statement to be mailed to its stockholders as promptly as reasonably practicable after the SEC has declared the Form S-4 effective, but in any event no later than five (5) Business Days after the Form S-4 is declared effective. Subject to Section 5.2 hereof, the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to obtain the Company Stockholder Approval and hold the Company Stockholder Advisory Vote at the Company Stockholders’ Meeting or any adjournment or postponement thereof, including soliciting from the Company stockholders proxies in favor of the approval of this Agreement in accordance with the DGCL. The Company shall not, without the prior written consent of Parent, adjourn or postpone the Company Stockholders’ Meeting except that the Company may, without the prior written consent of Parent, adjourn or postpone the Company Stockholders’ Meeting, after consultation with Parent, (i) if the failure to adjourn or postpone the Company Stockholders’ Meeting would reasonably be expected to be a violation of applicable Law or for the distribution of any required supplement or amendment to the Proxy Statement, (ii) if, as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) or rescheduled, pursuant to this Section 5.10(c), there are insufficient shares of Company Shares represented (either in Person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting, (iii) to allow additional solicitation of votes in order to obtain the Company Stockholder Approval or (iv) to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Company Board has determined in good faith (after consultation with the Company’s outside legal counsel) is necessary or required to be filed and disseminated under applicable Laws or for the Company to comply with its obligations under Section 5.2(e) and Section 5.2(f); provided, however, that in the event that there are insufficient votes to obtain the Company Stockholder Approval at the Company Stockholders’ Meeting, the Company may postpone or adjourn the Company Stockholders’ Meeting up to two (2) times for up to thirty (30) days to the extent permitted by applicable Law. Unless this Agreement is earlier terminated pursuant to Article VII hereof, but subject to Section 5.2(d) hereof, the Company’s obligation to establish a record date for, call, give notice of, convene and hold the Company Stockholders’ Meeting pursuant to this Section 5.10(c) shall not be limited to, or otherwise affected by, the commencement, disclosure, announcement or submission to the Company of any Takeover Proposal. The Company shall ensure that all proxies solicited in connection with the Company Stockholders’ Meeting are solicited in compliance with all applicable Laws.
(d) The Company shall cause the Proxy Statement to comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and NASDAQ. Unless this Agreement is earlier terminated pursuant to Article VII hereof, subject to the terms of Section 5.2 hereof, the Company shall include in the Proxy Statement the Company Board Recommendation.
Section 5.11 Financing.
(a) Subject to the terms and conditions of this Agreement, Parent will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Financing Documents (it being understood and agreed that, in the event that the Debt Financing becomes unavailable or could reasonably be expected to become unavailable as a result of the automatic expiration and termination thereof because the End Date is extended to a date later than May 24, 2017, Parent will use its reasonable best efforts to obtain Alternative Financing pursuant to Section 5.11(e) below).
(b) Parent will not, and will not permit any of its Affiliates to, consent to any amendment, restatement, replacement, supplement, termination, assignment or modification to be made to, or any waiver of any provision (including any condition) or remedy under, any Debt Financing Document (or any commitment in respect thereof) without the prior written consent of the Company (which consent will not be unreasonably withheld, delayed or conditioned), solely to the extent such amendment, restatement, replacement, supplement, termination, assignment, modification or waiver would (i) reduce the aggregate principal amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing or similar fees, in each case if such changes would reduce the aggregate principal amount of the Debt Financing), (ii) impose new or additional conditions or any contingencies, or otherwise amend, restate, replace, supplement, terminate, assign, modify or expand any conditions, to the receipt of the Debt Financing or (iii) individually or in the aggregate with all other amendments, restatements, replacements, supplements, terminations, assignments, modifications or waivers, reasonably be expected to (A) materially delay or prevent the Closing, (B) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur at or prior to the Effective Time, or (C) adversely impact the ability of each of Parent, Holdings, Merger Sub or Merger Sub LLC to enforce its rights against the other parties to the Debt Financing Documents or the definitive agreements with respect thereto or delay, prevent or adversely impact the ability of each of Parent, Holdings, Merger Sub or Merger Sub LLC to consummate the Transactions; provided, however, that Parent, Holdings, Merger Sub and Merger Sub LLC may (i) amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, agents, syndication agents, documentation agents or similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement in accordance with the provisions of the Debt Commitment Letter, (ii) amend or otherwise modify the Debt Commitment Letter to implement any flex provisions applicable thereto or (iii) otherwise amend, modify or replace, or agree to any waivers in respect of, the Debt Commitment Letter so long as, with respect to replacements, the replacement debt commitments otherwise satisfy the terms and conditions of an Alternative Financing set forth below. In the event of such amendment, restatement, replacement, supplement, assignment, modification or waiver of any Debt Financing Document as permitted by the immediately preceding sentence, the financing under such amended, modified, restated, replaced, supplemented, assigned or waived Debt Financing Document will be deemed to be “Debt Financing” as such term is used in this Agreement.

(c) Parent will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to (I) maintain in effect each Debt Financing Document (including any definitive agreements entered into in connection therewith (such definitive agreements, collectively with the Debt Financing Documents, the “Financing Agreements”)) until the earlier of  (x) the date that this Agreement is terminated in accordance with the terms hereof and (y) the date that the Debt Financing is funded in full, (II) satisfy on a timely basis (but in any event prior to or contemporaneously with the Closing) all terms, covenants and conditions in the Financing Agreements applicable to Holdings, Merger Sub, Merger Sub LLC and their respective Affiliates and Representatives (and that are within their control) to obtaining the Debt Financing, (III) negotiate and enter into definitive agreements with respect to the Debt Financing on terms and conditions contained in the Debt Financing Documents (as modified, to the extent exercised by the applicable Financing Sources, by the flex provisions applicable thereto solely to the extent required pursuant to the applicable Debt Fee Letter as in effect on the date of this Agreement) or on other terms permitted under Section 5.11(b) and that are not materially less beneficial to Holdings than those included in the Debt Financing Documents as in effect on the date hereof  (including with respect to the conditionality thereof), and (IV) if the Marketing Period has ended, and if all of the conditions to Parent’s, Holdings’, Merger Sub’s and Merger Sub LLC’s obligations under Section 6.1 and Section 6.2 (other than those conditions that by their nature are to be satisfied on the Closing Date) have been satisfied or, with respect to Section 6.2 only, waived, consummate the Debt Financing at or prior to the Closing (including by taking enforcement actions against the Financing Sources, which may include specific performance against such Financing Sources).
(d) Parent will keep the Company reasonably informed on a current basis of the status of Holdings’, Merger Sub’s and Merger Sub LLC’s efforts to obtain the Debt Financing and to satisfy the conditions thereof, including advising and updating the Company, in a reasonable level of detail, with respect to status, proposed Closing Date and material terms of the material definitive documentation for the Debt Financing. Parent will promptly provide to the Company copies of all documents related to the Debt Financing including any amendment, restatement, replacement, supplement, termination, assignment, modification or waiver thereto. Without limiting the generality of the foregoing, Parent shall give the Company prompt written notice (i) of any breach, default, repudiation, cancellation, amendment, restatement, replacement, supplement, termination, assignment, modification or waiver (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to the same) by any party to any Financing Agreement of which Parent becomes aware or any termination of any Debt Financing Agreement or (ii) if for any reason Parent believes in good faith that there is a possibility that it will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Financing Agreements.
(e) If all or any portion of the Debt Financing becomes unavailable or could reasonably be expected to become unavailable on the terms and conditions and from the sources contemplated by the applicable Financing Agreements (giving effect to the flex provisions applicable thereto), including as a result of the automatic expiration and termination thereof because the End Date is extended to a date later than May 24, 2017, (i) Parent will promptly notify the Company and (ii) Parent will use its reasonable best efforts to obtain alternative financing from the same or alternative sources in an amount sufficient to consummate the Transactions (it being understood that the terms of Section 5.11(b) will apply to such alternative financing, and, subject to Section 5.11(j), Parent shall have no obligation (except in the case of the automatic expiration and termination of any Financing Agreement because the End Date is extended to a date later than May 24, 2017) to accept any terms or conditions that are materially less favorable, taken as a whole, to Holdings, Merger Sub, Merger Sub LLC and the Company than the terms and conditions set forth in the applicable Financing Agreements immediately prior to giving effect to the terms of such alternative financing) (“Alternative Financing”) as promptly as practicable following the occurrence of such event. In such event, as applicable: (1) the term “Debt Financing” as used in this Agreement will be deemed to include any such Alternative Financing, (2) the term “Debt Commitment Letter” will be deemed to include any commitment letters with respect to any such Alternative Financing and (3) the term “Financing Agreements” will be deemed to include any definitive agreement with respect to the Alternative Financing.

(f) From and after the date of this Agreement until the earlier of the Closing and the date that this Agreement is terminated in accordance with its terms, the Company will provide to Parent, and will cause the Company Subsidiaries, and will use reasonable best efforts to cause its Representatives, to provide to Parent, at Parent’s sole cost and expense, such reasonable cooperation reasonably requested by Parent that is customary and necessary pursuant to the terms of the Debt Financing Documents (as in effect on the date hereof) in connection with arranging, obtaining and syndicating the Debt Financing and causing the conditions in the Debt Commitment Letter and the Financing Agreements to be satisfied, including using reasonable best efforts in (i) assisting with the preparation of syndication documents and materials, including bank information memoranda and private placement memoranda, prospectuses, offering memoranda, lender and investor presentations, rating agency materials and presentations, and other customary marketing materials in connection with the Debt Financing (all such documents and materials, collectively, the “Syndication Documents”), (ii) preparing and furnishing to Parent and the Financing Sources as promptly as reasonably practicable with all Required Information to the extent it is available to the Company, (iii) upon reasonable advance written notice at mutually agreeable times and locations, to cause the Company’s management team, with appropriate seniority and expertise, to participate in (including the preparation for) a reasonable number of meetings, conference calls, presentations, road shows, due diligence sessions, and sessions with ratings agencies necessary in connection with the Debt Financing, including direct contact between such senior management of the Company and Parent’s Financing Sources and potential lenders in the Debt Financing, (iv) assisting in the preparation of schedules to collateral agreements, (v) subject to any contractual agreement in effect, facilitating the pledging of collateral for the Debt Financing, including, upon reasonable advance written notice at mutually agreeable times and, if applicable, locations, taking commercially reasonable actions necessary to permit the Financing Sources to evaluate the Company’s and the Company Subsidiaries’ real property and personal property that would constitute collateral under the Debt Financing Documents, solely for the purpose of establishing pledges over such assets to secure the obligations under the Debt Financing Documents, in each case which shall not be required to be delivered or effective until at or promptly following the Effective Time, (vi) subject to any contractual agreement in effect, solely with respect to the Company Credit Agreements, obtaining customary payoff letters, lien releases, and instruments of termination or discharge, as applicable, in each case which shall provide that, if sufficient funds are received by the financing sources thereof in order to pay off in full all obligations in connection therewith or secured thereby, such release, termination and/or discharge shall be effective, (vii) preparing and delivering to Parent any supplements to the above information such that it will not contain (after giving effect to all supplements thereto) any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances under which such statements were or are made, not materially misleading, to the extent required pursuant to the Debt Commitment Letter, (viii) furnishing Parent and its Financing Sources as promptly as reasonably practical with all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, that has been reasonably requested by Parent at least ten (10) Business Days prior to the Closing Date and (ix) providing reasonable assistance with arrangements for (1) satisfying the requirements in the Company’s Indenture dated as of April 18, 2011 (as amended and supplemented to date, the “Company Indenture”), pursuant to which the Company issued its 8-1/4% Senior Notes due 2019 issued thereunder (the “Company Senior Notes”), to enable the First-Step Merger to be consummated, and (2) satisfying and discharging the Company Indenture pursuant to Section 9.01(a) thereof  (the “Satisfaction and Discharge Transaction”), which Satisfaction and Discharge Transaction shall not be required to occur prior to consummation of the First-Step Merger, the Company, its Affiliates and their respective Representatives shall have no funding obligation in connection therewith, and it being understood that Parent’s counsel shall provide all legal opinions required in connection with the Satisfaction and Discharge Transaction or otherwise to the extent required after the Closing Date. In connection with the foregoing, the Company will file with the SEC all Company SEC Documents for the annual and quarterly fiscal periods ending on and after October 31, 2015 not later than (i) 90 days following the end of the Company’s fiscal year, in the case of annual reports on Form 10-K (or such later date as may be extended under the Exchange Act) and (ii) 45 days following the end of each fiscal quarter of the Company, in the case of quarterly reports on Form 10-Q (or such later date as may be extended under the Exchange Act).
(g) The Company hereby consents to the reasonable use of the Company’s and the Company Subsidiaries’ logos in connection with the Debt Financing in a form and manner mutually agreed with the Company; provided, however, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries. The Company will, upon the reasonable written request of Parent, use its reasonable best efforts to periodically update any Required Information (to the extent it is available) to be included in any Syndication Document to be used in connection with such Debt Financing so that Parent may ensure that any such Required Information is Compliant.
(h) Notwithstanding the requirements of Section 5.11(f), (i) solely Parent shall be responsible for provision of any pro forma financial information, including cost savings, synergies, capitalization, ownership or other pro forma adjustments (provided, that for the avoidance of doubt, solely to the extent such financial information is available without unreasonable effort and expense and does not include separate financial statements for any of the Company Subsidiaries, the Company shall provide Parent with financial and other information relating to the Company and the Company Subsidiaries reasonably requested by Parent to allow Parent to prepare such pro forma financial information) and any financial projections of the Company, (ii) neither the Company nor any of the Company Subsidiaries or their respective Representatives shall be required to enter into or approve (or commit to enter into or approve) any certificate, document, agreement, instrument or Financing Agreement, in each case which will be effective prior to the Effective Time, provided, however, that nothing in this Section 5.11(h)(ii) shall limit the covenants of the Company to cooperate with Parent in connection with the Satisfaction and Discharge Transaction, (iii) nothing herein shall require cooperation contemplated thereby to the extent it would interfere unreasonably with the business or operations of the Company or any of the Company Subsidiaries or their respective Affiliates, (iv) none of the Company or any of the Company Subsidiaries or their respective Affiliates will be required to pay or commit to pay any commitment or other fee or incur any other liability (including any guarantee, indemnity or pledge) in connection with the Debt Financing or the Syndication Documents prior to the Effective Time, except that the Company shall be required to pay any and all fees, costs and expenses in connection with obtaining any required approvals under the Company Credit Agreements permitting the termination thereof on the Closing Date, prepayment in full of all obligations then outstanding thereunder and the release of all Liens on properties and assets of the Company and the Company’s Subsidiaries securing such obligations, (v) nothing herein shall require cooperation or assistance from a Representative of the Company or any of its Affiliates to the extent such Representative or Affiliate is reasonably likely to incur any personal liability by providing such cooperation or assistance, and no such Representative or Affiliate shall be required to adopt or execute any agreement, document, Financing Agreement or other instrument, in each case in connection with the Debt Financing, or adopt any resolutions or consents approving or authorizing the same or any actions in connection therewith, in each case to the extent the same would be effective prior to the Effective Time, (vi) nothing herein will involve any binding commitment by the Company, any of its Affiliates or any of their respective Representatives which commitment is not conditioned on the Closing and does not terminate without liability to the Company, its Affiliates and their respective Representatives upon the termination of this Agreement, and (vii) nothing herein will require the Company, any of its Affiliates or any of their respective Representatives to provide any information or take any action, the disclosure or taking of which would violate applicable Law, any fiduciary duty, any Contract or obligation of confidentiality owing to a third-party, or jeopardize the protection of the attorney-client privilege (it being agreed that the Company shall give notice to Parent of the fact that it is withholding such information or documents on the basis of any such Law, duty, Contract, obligation or privilege, shall withhold only that portion of such information that is reasonably necessary to be withheld to not violate applicable Law, duty, Contract or obligation and to preserve attorney-client privilege, and thereafter the Company shall use its reasonable best efforts to cause such information to be provided in a manner that would not reasonably be expected to violate such Law, duty, Contract or obligation or waive attorney-client privilege).
(i) Parent will, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred by the Company, any of the Company Subsidiaries or any of their respective Representatives or Affiliates in connection with the Debt Financing, including in connection with the cooperation of the Company, the Company Subsidiaries and any of their respective Representatives and Affiliates contemplated by Section 5.11(f), on the earlier of the Effective Time or termination of this Agreement in accordance with Article VII (Termination). Parent will indemnify, defend and hold harmless the Company, its Affiliates and their respective Representatives from and against any and all losses, damages, claims, interest, awards, judgments, penalties, costs and expenses suffered or incurred by any of them in connection with the Debt Financing (including any action taken in accordance with this Section 5.11) and costs and expenses incurred in defending against the foregoing, and any information used in connection therewith, except (i) to the extent such losses, damages, claims, costs or expenses arise from the fraud or willful and material breach of this Agreement by the Company, its Affiliates or their respective Representatives as finally determined by a court of competent jurisdiction and (ii) with respect to any information relating to the Company provided in writing to Parent by the Company or any of the Company Subsidiaries.
(j) Parent, Holdings, Merger Sub and Merger Sub LLC acknowledge and agree that the obtaining of Debt Financing, or any Alternative Financing, is not a condition to Closing.
(k) All non-public or other confidential information regarding the Company or its Affiliates obtained by Parent, its Affiliates, their Financing Sources or their respective Representatives, in each case pursuant to this Section 5.11 shall be kept confidential in accordance with the Company Confidentiality Agreement; provided that such information may be shared (i) on a non-public basis with prospective lenders and investors during syndication of the Debt Financing and participants in the Debt Financing, in each case that enter into confidentiality arrangements customary for financing transactions of the same type as the Debt Financing, and (ii) on a confidential basis with rating agencies.
Section 5.12 Actions with Respect to Existing Debt. Prior to the Closing Date, the Company shall obtain all necessary approvals to terminate the applicable Company Credit Agreements, to the extent such approvals are required under the terms of the applicable Company Credit Agreements. At the Closing Parent shall make available, and pay to, the Company for payment to the lenders under the Company Credit Agreements the full outstanding amount due under the Company Credit Agreements, together with any accrued interest and cash collateral thereon and all fees and other obligations of the Company in connection with the Company Credit Agreements (including any prepayment premiums, penalties, breakage costs, termination payments and similar obligations) (collectively, the “Loan Payoff Amount”). Subject to Parent’s compliance with the previous sentence, upon receipt of the Loan Payoff Amount, the Company shall pay the Loan Payoff Amount to the applicable lenders (or to the administrative agent for the account of the applicable lenders) under the Company Credit Agreements.
Section 5.13 Successors and Assigns. Following the Second-Step Effective Time, in the event that Parent, Holdings, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties or assets to any other Person, then, and in each such case, Parent, Holdings and the Surviving Company shall make proper provision so that the successors and assigns of Parent, Holdings and the Surviving Company shall assume all of the obligations thereof set forth in this Agreement.
Section 5.14 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Following such initial press release, Parent and the Company shall consult and cooperate with each other as to the timing and contents, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Laws (including regulatory announcements and filings), court process or any applicable national securities exchange or national securities quotation system (and then only after as much advance notice and consultation as is feasible); provided, however, that the Company will no longer be required to consult with Parent in connection with any such press release or public announcement or statement if the Company Board has effected a Company Adverse Recommendation Change or in connection with any press release or public announcement or statement contemplated by Section 5.2(g); provided, further, that, for the avoidance of doubt, the foregoing shall not limit the ability of any party hereto to make internal announcements to their respective employees and other stockholders that are consistent in all material respects with the prior public disclosures regarding the Transactions. Nothing in this Agreement shall restrict or prohibit (x) Parent, Holdings, Merger Sub, Merger Sub LLC and their respective Subsidiaries, Affiliates and Representatives from communicating with each other relating to this Agreement, the agreements contemplated hereby and the Transactions and (y) the Company, Parent, Holdings, Merger Sub LLC, Merger Sub and their respective Subsidiaries, Affiliates and Representatives from making any disclosure to a Governmental Authority in connection with the enforcement of any right or remedy relating to this Agreement, the other agreements contemplated hereby and the Transactions.
Section 5.15 Notices of Certain Events. Each of the Company and Parent shall promptly notify and provide copies to the other of: (i) any material written notice from any Person alleging that the approval or consent of such Person is or may be required in connection with the Integrated Mergers or the Transactions; (ii) any written notice or other communication from any Governmental Authority or national securities exchange in connection with the Integrated Mergers or the other Transactions or (iii) the occurrence of any change or event which would or would be reasonably likely to (A) prevent or materially delay the consummation of the Integrated Mergers or the Transactions or (B) result in the failure of any condition to the Integrated Mergers set forth in Article VI to be satisfied; provided that the delivery of any notice pursuant to this Section 5.15 shall not (1) affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of any party hereunder or (2) update any section of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, and provided, further, that the failure to comply with this Section 5.15 shall not constitute a breach or noncompliance of a covenant by such party for determining the satisfaction of the conditions set forth in Section 6.2 or Section 6.3.
Section 5.16 Stock Exchange De-Listing. Prior to the Effective Time, each of Parent and the Company shall take such actions reasonably required to cause the Shares to be de-listed from the NASDAQ and de-registered under the Exchange Act as soon as practicable following the Effective Time.
Section 5.17 Stock Exchange Listing. Unless an Alternative Funding Election has been made and the Closing occurs during the Alternative Funding Election Period, prior to the Effective Time, Parent shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued as Stock Consideration to be approved for listing on the NYSE, subject to official notice of issuance.
Section 5.18 Tax-Free Reorganization. Unless an Alternative Funding Election has been made and the Closing occurs during the Alternative Funding Election Period, officers of Parent, Holdings, Merger Sub, Merger Sub LLC and the Company shall execute and deliver to Bryan Cave LLP and to Skadden, Arps, Slate, Meagher & Flom LLP, respectively, certificates containing appropriate representations and covenants, reasonably satisfactory in form and substance to such counsel, at such time or times as may be reasonably requested by such counsel, including the effective date of the Proxy Statement and the Closing Date, in connection with such counsel’s deliveries of opinions with respect to the U.S. federal income tax treatment of the Integrated Mergers.
Section 5.19 Employee Matters.
(a) During the period commencing at the Effective Time and ending on the first (1st) anniversary of the Closing Date, Parent shall, or shall cause the Surviving Company to, provide each continuing employee of the Company and the Company Subsidiaries, who continues to be employed by the Surviving Company (or an Affiliate thereof) following the Effective Time, with (i) an annual base salary or wage rate, short-term incentive opportunities, and employee benefits (other than severance benefits)

that are substantially comparable, in the aggregate, to the annual base salary or wage rate, short-term incentive opportunities, and employee benefits, in the aggregate, provided to similarly situated employees of Parent and the Parent Subsidiaries immediately prior to the Effective Time and (ii) severance benefits that are no less favorable than the severance benefits provided to such employees as in effect immediately prior to the Effective Time.
(b) For purposes of eligibility, vesting and entitlement to benefits, including the determination of the level of vacation and severance pay benefits under the benefit and compensation plans, programs, agreements and arrangements of Parent, Holdings, the Surviving Company or any of their respective Subsidiaries in which employees are eligible to participate following the Effective Time (the “Parent Plans”), Parent, Holdings and the Surviving Company shall credit each employee with his or her years of service with the Company, the Company Subsidiaries and any predecessor entities, to the same extent as such employee was entitled immediately prior to the Closing to credit for such service under any similar plan and to the extent legally permitted, except where such crediting would result in duplication of benefits and for purposes of benefit accrual under any defined benefit pension plan.
(c) Subject to any required consent by any insurer (including, if applicable, a stop-loss insurer of a self-funded plan), which consent Parent shall use its commercially reasonable efforts to obtain, Parent shall and shall cause the Surviving Company to (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the continuing employees under any health and welfare plans in which such employees are eligible to participate at or after the Effective Time to the extent that such limitations were waived under the applicable Company Plan or Non-U.S. Company Plan and (ii) provide each continuing employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any health and welfare plans in which such employee is eligible to participate on or after the Effective Time.
(d) The parties hereto acknowledge and agree that all provisions contained in this Section 5.19 with respect to employees of the Company and the Company Subsidiaries are included for the sole benefit of the respective parties and shall not create any right (i) in any other Person, including any employee, former employee or any participant or any beneficiary thereof in any Company Plan, Non-U.S. Company Plan or Parent Plan, except for the rights of holders of Options, Restricted Stock or Performance Units pursuant to Section 2.3 of this Agreement, or (ii) to continued employment with the Company, any of the Company Subsidiaries, Parent, Holdings, the Surviving Company or any Affiliate of Parent. Nothing contained in this Section 5.19 is intended to be or shall be considered to be an amendment or adoption of any plan, program, agreement, arrangement or policy of the Company, any of the Company Subsidiaries, Parent, Holdings, the Surviving Company or any Affiliate of Parent nor shall it interfere with any such Person’s right to amend, modify or terminate any plan (subject to the foregoing provisions of this Section 5.19) or to terminate the employment of any employee of the Company or the Company Subsidiaries for any reason.
Section 5.20 Obligations of Holdings, Merger Sub and Merger Sub LLC. Parent shall take all action necessary to cause each of Holdings, Merger Sub, Merger Sub LLC, the First-Step Surviving Company and the Surviving Company to perform their respective obligations under this Agreement and to cause Holdings, Merger Sub and Merger Sub LLC to consummate the Transactions, upon the terms and subject to the conditions set forth in this Agreement.
Article VI

CONDITIONS PRECEDENT
Section 6.1 Conditions to Each Party’s Obligation to Effect the Integrated Mergers. The respective obligations of each party hereto to effect the Integrated Mergers shall be subject to the satisfaction (or waiver, if permissible under applicable Law by each party in writing) at or prior to the Effective Time of the following conditions:
(a) No Injunctions or Restraints. (i) No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the

Integrated Mergers or making the consummation of the Integrated Mergers illegal, and (ii) no Governmental Authority shall have instituted any legal proceeding (which remains pending) before any Governmental Authority of competent jurisdiction seeking to restrain, enjoin or otherwise prohibit the consummation of the Integrated Mergers and the other transactions contemplated by this Agreement.
(b) Stockholder Approval. The Company Stockholder Approval shall have been obtained.
(c) Regulatory Approval. All waiting periods (and any extensions thereof) applicable to the Transactions under the HSR Act and any other applicable Antitrust Laws shall have been terminated or shall have expired.
(d) Registration Statement. Unless Parent has made the Alternative Funding Election and the Alternative Funding Election Period is not yet complete, the Form S-4 shall have been declared effective by the SEC in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceedings to that effect shall have been commenced or threatened by the SEC.
(e) Listing. Unless Parent has made the Alternative Funding Election and the Alternative Funding Election Period is not yet complete, the shares of Parent Common Stock to be issued in the Integrated Mergers shall have been approved for listing on the NYSE, subject only to official notice of issuance.
Section 6.2 Additional Conditions to the Obligations of Parent, Holdings, Merger Sub LLC and Merger Sub to Effect the Integrated Mergers. The respective obligations of Parent, Holdings, Merger Sub LLC and Merger Sub to consummate the Integrated Mergers are subject to the satisfaction (or waiver, if permissible under applicable Law by Parent, Holdings, Merger Sub and Merger Sub LLC in writing) at or prior to the Effective Time of the following conditions:
(a) Accuracy of Representations.
(i) Each of the representations and warranties of the Company set forth in this Agreement, other than the representations and warranties of the Company set forth in Section 3.1 (Organization, Standing and Corporate Power), the first three sentences of Section 3.2(a) (Capitalization), Section 3.3 (Authority; Noncontravention), Section 3.16 (Anti-Takeover Provisions) and Section 3.22 (Brokers and Other Advisors), disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect, shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be true and correct would not result in a Company Material Adverse Effect.
(ii) Each of the representations and warranties of the Company set forth in Section 3.1 (Organization, Standing and Corporate Power), Section 3.3 (Authority; Noncontravention), Section 3.16 (Anti-Takeover Provisions) and Section 3.22 (Brokers and Other Advisors), shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date).
(iii) The representations and warranties of the Company set forth in the first three sentences of Section 3.2(a) (Capitalization) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent that such representations and warranties expressly speak as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except that any inaccuracies in such representations and warranties that are in the aggregate de minimis in nature will be disregarded.
(b) Performance of Covenants. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, would result in a Company Material Adverse Effect.
(d) Tax Opinion. Unless Parent has made the Alternative Funding Election and the Alternative Funding Election Period is not yet complete, Parent shall have received the written opinion of Bryan Cave LLP, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, that are consistent with the state of facts existing at the Effective Time, the Integrated Mergers will together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Bryan Cave LLP may rely upon the certificates, representations and covenants referred to in Section 5.18.
Section 6.3 Additional Conditions to the Obligations of the Company to Effect the Integrated Mergers. The obligations of the Company to consummate the Integrated Mergers is subject to the satisfaction (or waiver, if permissible under applicable Law, by the Company in writing) at or prior to the Effective Time of the following conditions:
(a) Accuracy of Representations.
(i) Each of the representations and warranties of the Parent, Holdings, Merger Sub and Merger Sub LLC set forth in this Agreement, other than the representations and warranties of the Parent, Holdings, Merger Sub and Merger Sub LLC set forth in Section 4.1 (Organization, Standing and Corporate Power; Capitalization), Section 4.2 (Authority; Noncontravention), Section 4.4 (Brokers and Other Advisors), Section 4.5 (Ownership of Holdings, Merger Sub and Merger Sub LLC), and Section 4.7 (Share Ownership), disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect, shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be true and correct would not result in a Company Material Adverse Effect.
(ii) Each of the representations and warranties of Parent, Holdings, Merger Sub and Merger Sub LLC set forth in Section 4.1 (Organization, Standing and Corporate Power; Capitalization), Section 4.2 (Authority; Noncontravention), Section 4.4 (Brokers and Other Advisors), Section 4.5 (Ownership of Holdings, Merger Sub and Merger Sub LLC), and Section 4.7 (Share Ownership), except for Section 4.1(d) (Capitalization), shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date).
(iii) The representations and warranties of Parent, Holdings, Merger Sub and Merger Sub LLC set forth in Section 4.1(d) (Capitalization) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent that such representations and warranties expressly speak as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except that any inaccuracies in such representations and warranties that are in the aggregate de minimis in nature will be disregarded.
(b) Performance of Covenants. Each of Parent, Holdings, Merger Sub and Merger Sub LLC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.
(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any Parent Material Adverse Effect, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, would result in a Parent Material Adverse Effect.

(d) Tax Opinion. Unless Parent has made the Alternative Funding Election and the Alternative Funding Election Period is not yet complete, the Company shall have received the written opinion of Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, that are consistent with the state of facts existing at the Effective Time, the Integrated Mergers will together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Skadden, Arps, Slate, Meagher & Flom LLP may rely upon the certificates, representations and covenants referred to in Section 5.18.
Section 6.4 Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Integrated Mergers or terminating this Agreement and abandoning the Integrated Mergers, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s willful and material breach of any material provision of this Agreement.
Article VII

TERMINATION
Section 7.1 Termination. Notwithstanding anything in this Agreement to the contrary, whether before or after the Company Stockholder Approval has been obtained (except as noted below), this Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:
(a) by the mutual written consent of the Company and Parent; or
(b) by either of the Company or Parent upon written notice to the other party:
(i) if the Effective Time shall not have occurred on or before February 24, 2017; provided, however, that if on February 24, 2017, the condition to Closing set forth in Section 6.1(c) shall not have been satisfied but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at Closing, shall be capable of being satisfied on February 24, 2017) or waived by all parties entitled to the benefit of such conditions, then, at the election of either Parent or the Company, such date may be extended to August 24, 2017 (the “End Date Extension”) if such party provides written notice to the other party on or prior to February 24, 2017 (February 24, 2017, as such date may be extended by the End Date Extension, the “End Date”); provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to (A) a party if the failure of the Integrated Mergers to have been consummated on or before the End Date was primarily due to the failure of such party to perform any representation, warranty, covenant or other agreement of such party set forth in this Agreement (B) Parent, if Parent has made an Alternative Funding Election pursuant to Section 2.1(e);
(ii) if any Restraint having the effect set forth in Section 6.1(a) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if such final, non-appealable Restraint was primarily due to the failure of such party to perform any of its obligations under this Agreement; or
(iii) if a meeting of the Company stockholders is duly convened (or at any adjournment or postponement thereof) and the Company Stockholder Approval is not obtained by reason of the failure to obtain the required vote upon a final vote taken at the Company Stockholders’ Meeting; or
(c) by Parent at any time prior to the Effective Time, upon written notice to the Company:
(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) if it occurred or was continuing to occur on the Closing Date, would give rise to the failure of a condition set forth in Section 6.2(a) and Section 6.2(b), and (B) by its nature, cannot be cured by the Company by the End Date or, if such breach or failure is capable of being cured by the End Date, the Company shall not have cured such breach or failure within thirty (30) calendar days following receipt of written notice from Parent describing such breach or failure in reasonable detail; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if it is then in breach of any representations, warranties, covenants or other agreements hereunder that would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b); or
(ii) at any time prior to the receipt of the Company Stockholder Approval contemplated by Section 6.1(b), in the event of a Company Adverse Recommendation Change; or
(d) by the Company at any time prior to the Effective Time (except as noted below), upon written notice to Parent:
(i) if Parent, Holdings, Merger Sub or Merger Sub LLC shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (excluding, for purposes of this Section 7.1(d)(i), its obligations to consummate the Integrated Mergers in accordance with Section 1.2), which breach or failure to perform (A) if it occurred or was continuing to occur on the Closing Date would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (B) by its nature, cannot be cured by Parent, Holdings, Merger Sub LLC or Merger Sub by the End Date or, if such breach or failure is capable of being cured by the End Date, Parent shall not have cured such breach or failure within thirty (30) calendar days following receipt of written notice from the Company describing such breach or failure in reasonable detail; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if it is then in breach of any representations, warranties, covenants or other agreements hereunder that would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b); or
(ii) at any time prior to the receipt of the Company Stockholder Approval, in order to enter into a definitive agreement with respect to a Superior Proposal, in accordance with Section 5.2; provided that the Company substantially concurrently with such termination pays or causes to be paid the Termination Fee contemplated in Section 7.3 (provided that Parent shall have provided wiring instructions for such payment or, if not, then such payment shall be paid promptly following delivery of such instructions); it being understood that the Company may enter into any transaction that is a Superior Proposal pursuant to Section 5.2 simultaneously with the termination of this Agreement pursuant to this Section 7.1(d)(ii).
Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no effect and all rights and obligations of any party hereto shall cease (other than the penultimate sentence in Section 5.4, Section 5.11(h), Section 5.11(i), this Section 7.2, Section 7.3, and Article VIII, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Holdings, Merger Sub LLC, Merger Sub or the Company or their respective directors, officers and Affiliates hereunder; provided, however, that, subject to Section 7.3 (including the limitations on liability contained therein), none of Parent, Holdings, Merger Sub LLC, Merger Sub or the Company shall be relieved or released from any liabilities or damages arising out of any breach of this Agreement that occurs prior to termination of this Agreement in accordance with Section 7.1; provided, further, that no such termination shall relieve any party hereto of any liability or damages arising out of or resulting of, fraud or any willful and material breach of any covenant or agreement or willful and material breach of any representation or warranty in this Agreement occurring prior to termination, in which case the aggrieved party shall not be limited to expense reimbursement or any fee payable pursuant to Section 7.3, and shall be entitled to all rights and remedies available at law or in equity. The Confidentiality Agreements shall survive in accordance with their terms following the termination of this Agreement.

Section 7.3 Termination Fee.
(a) Expense Reimbursement
(i) In the event that this Agreement is terminated (i) by Parent or the Company pursuant to Section 7.1(b)(iii) or (ii) by Parent pursuant to Section 7.1(c)(i) as a result of fraud or willful and material breach of any covenant, agreement, representation or warranty of this Agreement by the Company, then in the case of either clause (i) or (ii), the Company shall pay to or as directed by Parent all of the Expenses of Parent in an amount not to exceed $5,000,000, in the aggregate (the “Parent Expenses”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, prior to or substantially concurrent with the termination of this Agreement.
(ii) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(i) as a result of fraud or willful and material breach of any covenant, agreement, representation or warranty of this Agreement by Parent, Parent shall pay to or as directed by the Company all of the Expenses of the Company in an amount not to exceed $5,000,000, in the aggregate (the “Company Expenses”), by wire transfer of immediately available funds to an account or accounts designated in writing by the Company, prior to or substantially concurrent with the termination of this Agreement.
(b) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii), the Company shall promptly pay or cause to be paid to or as directed by Parent the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, prior to or substantially concurrently with the termination of this Agreement.
(c) In the event that this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii), the Company shall pay or cause to be paid to or as directed by Parent the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent within five (5) Business Days of such termination.
(d) In the event that this Agreement is terminated (i) (A) by Parent or the Company pursuant to Section 7.1(b)(i) or (B) by the Company or Parent pursuant to Section 7.1(b)(iii), (ii) following the execution and delivery of this Agreement and prior to such termination, a Takeover Proposal shall have been publicly disclosed after the date hereof and not publicly withdrawn within fifteen (15) days prior to the date of such termination, and (iii) within twelve (12) months of the date this Agreement is terminated, the Company consummates the transactions contemplated by such Takeover Proposal (provided that for purposes of clause (iii) of this Section 7.3(d), the references to “15%” in the definition of Takeover Proposal shall be deemed to be references to “50%”), then the Company shall pay, or cause to be paid to or as directed by Parent, the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, on the date of consummation of such transaction.
(e) Notwithstanding anything in this Agreement, Parent acknowledges and agrees on behalf of itself, its Affiliates and Parent’ stockholders, that in the event that Parent receives full payment of the Termination Fee pursuant to this Section 7.3, (i) the receipt of the Termination Fee shall constitute the sole and exclusive remedy of Parent, its Affiliates and Parent’s stockholders and shall be compensation and deemed to be liquidated damages (A) for any and all losses or damages suffered or incurred by Parent, its Affiliates or Parent’s stockholders, as applicable, in connection with this Agreement, the Confidentiality Agreements (and the termination of any of the foregoing), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination (or for any breach or failure to perform hereunder or otherwise (except in the case of fraud or a willful and material breach)) and (B) to avoid the difficulty of determining damages under the circumstances, (ii) the Company and any of the Company Subsidiaries and its Affiliates or any of the former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, agents, direct or indirect equityholders or Representatives or assignees of any of the foregoing (collectively, the “Company Related Parties”) shall not have any further liability, whether pursuant to a claim in contract or tort, at law or in equity or otherwise, to Parent, Holdings, Merger Sub, Merger Sub LLC, any of their respective Affiliates or Parent’s stockholders under this Agreement, the Confidentiality Agreements (and the termination of any of the foregoing), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination (except in the case of fraud or a willful and material breach), and (iii) Parent shall not be entitled to bring or maintain any claim, action or proceeding against the Company or any Company Related Party for damages or any equitable relief arising out of or in connection with this Agreement (other than equitable relief to require payment of the Termination Fee) or the Confidentiality Agreements, any of the Transactions or any matters forming the basis for such termination (except in the case of fraud or a willful and material breach). Each of the parties hereto acknowledges that, subject to Section 7.2, payment of the Termination Fee and the Parent Expenses are not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate Parent, as the case may be, in the circumstances in which payment of such Termination Fee or the Parent Expenses is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.
(f) For purposes of this Agreement, “Termination Fee” shall mean an amount equal to $20,000,000.
(g) Notwithstanding the foregoing, in no event shall the Company be required to pay the Termination Fee, referred to in this Section 7.3 (i) on more than one occasion or (ii) if, at the time this Agreement is terminated by (x) Parent, this Agreement could have been terminated by the Company pursuant to Section 7.1(b)(ii) or Section 7.1(d)(i), or (y) the Company, this Agreement could have been terminated by Parent pursuant to Section 7.1(b)(ii) or Section 7.1(c)(i).
Article VIII

MISCELLANEOUS
Section 8.1 No Survival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time except for any covenants, or agreements that by their terms contemplate performance in whole or in part after the Effective Time or otherwise expressly by their terms survive termination of this Agreement. The Confidentiality Agreements shall (a) survive termination of this Agreement in accordance with their terms and (b) terminate as of the Effective Time.
Section 8.2 Fees and Expenses. Except as provided in Section 5.11(i) and Section 7.3, whether or not the Transactions are consummated, all costs, fees and expenses incurred in connection with the Transactions and this Agreement shall be paid by the party incurring or required to incur such fees or expenses.
Section 8.3 Amendment or Supplement. At any time prior to the Effective Time, subject to Section 5.6, this Agreement may be amended or supplemented in any and all respects, but only by written agreement of the parties hereto executed by duly authorized officers of the respective parties; provided, however, that after the Company Stockholder Approval has been obtained, if applicable, there shall be no amendment or change to the provisions hereof which by Law or in accordance with the rules and regulations of NASDAQ would require further approval by the stockholders of the Company without such approval. In the event that any party seeks an amendment to or waiver of, this Section 8.3 (Amendment or Supplement), Section 8.7 (Entire Agreement; Third-Party Beneficiaries), Section 8.8 (Governing Law; Jurisdiction), Section 8.10 (WAIVER OF JURY TRIAL) or Section 8.13 (Non-Recourse) that is adverse to the Financing Sources, the prior written consent of the Financing Sources shall be required before any such amendment or waiver may become effective.
Section 8.4 Waiver. At any time prior to the Effective Time, any party may, subject to applicable Laws and subject to the last sentence of Section 8.3, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions; provided, however, that after the Company Stockholder Approval has been obtained, if applicable, there shall be made no waiver that by Law (including the relevant rules and regulations of NASDAQ) requires further approval by the stockholders of the Company without the further approval of such stockholders. Notwithstanding the foregoing, no failure or delay by the Company, Parent, Holdings, Merger Sub LLC or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
Section 8.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties, except that Parent, Holdings, Merger Sub LLC or Merger Sub may assign any or all of their rights, interests and obligations under this Agreement to any Financing Source for purposes of creating a security interest herein or otherwise assigning this Agreement as collateral in respect of such Debt Financing or to any wholly owned Subsidiary of Parent (although no such assignment shall relieve Parent, Holdings, Merger Sub LLC and Merger Sub of their obligations to the other parties hereunder) without the consent of the Company. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.5 shall be null and void.
Section 8.6 Counterparts; Effectiveness. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by electronic communication, facsimile or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.
Section 8.7 Entire Agreement; Third-Party Beneficiaries. This Agreement, including the Company Disclosure Schedule and the Parent Disclosure Schedule, together with the other instruments referred to herein, including the Confidentiality Agreements (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof, (b) except (i) the rights of the holders of Company Common Stock, Options, Restricted Stock and Performance Units to receive the Merger Consideration pursuant to Article II and (ii) pursuant to the provisions of Section 5.6, are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder and (c) each of Parent, Holdings, Merger Sub and Merger Sub LLC, on the one hand, and the Company, on the other hand, agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party or parties hereto, as applicable, in accordance with and subject to the terms of this Agreement. Notwithstanding anything in the foregoing to the contrary, each Financing Source is an express third-party beneficiary of Section 8.3 (Amendment or Supplement), Section 8.7 (Entire Agreement; Third-Party Beneficiaries), Section 8.8 (Governing Law; Jurisdiction), Section 8.10 (Waiver of Jury Trial) and Section 8.13 (Non-Recourse).
Section 8.8 Governing Law; Jurisdiction.
(a) This Agreement, the Transactions and the negotiation, execution performance and enforcement of this Agreement or the Transactions, including all litigation, claims, actions, suits, hearings or proceedings (whether civil, criminal or administrative and whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the actions of Parent, Holdings, Merger Sub LLC, Merger Sub or the Company in the negotiation, administration, performance and enforcement of this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware;

provided, however, that notwithstanding anything to the contrary herein, any action or proceeding, whether in contract or tort, at law or in equity or otherwise, involving any Financing Source arising out of, or relating to, the Transactions, the Debt Commitment Letter, the Debt Financing or the performance of services thereunder or related thereto shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any choice or conflict of laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.
(b) Each of the parties hereto hereby irrevocably (i) agrees that all litigation, claims, actions, suits, hearings or proceedings (whether civil, criminal or administrative and whether based on contract, tort or otherwise), directly or directly, arising out of or relating to this Agreement, the Transactions and the negotiation, execution, performance and enforcement of this Agreement, or for recognition and enforcement of any judgment with respect of this Agreement or the Transactions and the rights and obligations arising hereunder brought by the other parties hereto or their respective successors or assigns, shall be brought, heard and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom with the State of Delaware, or, if such court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware, (ii) submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.
(c) Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 8.8 in any such action or proceeding by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to this Article VIII. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.
(d) Notwithstanding anything herein to the contrary, each party acknowledges and irrevocably agrees (i) that any action or proceeding, whether in contract or tort, at law or in equity or otherwise, involving any Financing Source arising out of, or relating to, the Transactions, the Debt Commitment Letter, the Debt Financing or the performance of services thereunder or related thereto shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, or if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof) and each party submits for itself and its property with respect to any such action or proceeding to the exclusive jurisdiction of such court and agrees not to bring (or permit any of its Affiliates to bring or support anyone else in bringing) any such action or proceeding in any other court. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
Section 8.9 Specific Enforcement. The parties agree that, subject to the provisions of this Section 8.9, immediate, extensive and irreparable damage would occur for which monetary damages, even if available, would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed (including failing to take such actions as are required of it hereunder to consummate the Transactions) in accordance with their specific terms or are otherwise breached. Accordingly, the parties agree that, if for any reason any of Parent, Holdings, Merger Sub, Merger Sub LLC or the Company shall have failed to perform its obligations under this Agreement or otherwise breached this Agreement, then, in addition to any other remedy that may be available to it, including monetary damages, the party seeking to enforce this Agreement against such nonperforming party under this Agreement shall be entitled to specific performance and the issuance of immediate injunctive and other equitable relief without the necessity of proving the inadequacy of money damages as a remedy, and the parties further agree to waive any requirement for the securing, obtaining, furnishing or posting of any bond, security or similar instrument in connection with or as a condition to obtaining any such injunctive or other equitable relief and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, securing, furnishing or posting of any such bond, security or similar instrument, this being in addition to and not in limitation of any other remedy to which they are entitled at Law or in equity except as may be limited by Section 7.3. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.
Section 8.10 Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER IN CONTRACT OR TORT, AT LAW OR IN EQUITY OR OTHERWISE) BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY AGREEMENT CONTEMPLATED HEREBY, THE TRANSACTIONS AND THE NEGOTIATION, EXECUTION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT AND ANY AGREEMENT CONTEMPLATED HEREBY, INCLUDING WITH RESPECT TO ANY PROCEEDING OR COUNTERCLAIM THAT INVOLVES THE FINANCING SOURCES.
Section 8.11 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given (a) if delivered personally to the party to be notified or sent by overnight courier (providing proof of delivery) or (b) when received when sent by email or facsimile by the party to be notified, provided, however, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 8.11 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this Section 8.11, in each case to the parties at the following addresses:
If to Parent, Holdings, Merger Sub or Merger Sub LLC, to:
Berry Plastics Group, Inc.
101 Oakley Street
Evansville, IN 47710
Attention:      Jason K. Greene, Chief Legal Officer
(jasongreene@berryplastics.com)
Facsimile:      (812) 492-9391
with a copy (which shall not constitute notice) to:
Bryan Cave LLP
One Atlantic Center, Fourteenth Floor
1201 West Peachtree Street, NW
Atlanta, Georgia 30309-3488
Attention:      Louis C. Spelios (louis.spelios@bryancave.com)
Facsimile:      (404) 420-0796
If to the Company, to:
AEP Industries Inc.
95 Chestnut Ridge Road
Montvale, NJ 07645
Attention: Paul Feeney (feeneyp@aepinc.com)
Facsimile: (201) 807-6801

with a copy (which shall not constitute notice) to:
Honigman Miller Schwartz and Cohn LLP
660 Woodward Avenue
2290 First National Building
Detroit, MI 48226-3506
Attention:      Michael S. Ben (mben@honigman.com)
Facsimile:      (313) 465-7317
and
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522
Attention:      Richard J. Grossman (richard.grossman@skadden.com)
Facsimile:      (917) 777-2116
or such other address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt. Any party to this Agreement may notify, in accordance with the procedures set forth in this Section 8.11, any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is properly given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.
Section 8.12 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced then such term or provision shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.
Section 8.13 Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney, representative or Affiliate of any party hereto or of any of their respective Affiliates (unless such Affiliate is expressly a party to this Agreement) or, in the case of the Company, any Company Related Party, shall have any liability (whether in contract, tort or any other theory of liability) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the Transactions; provided, however, that nothing in this Section 8.13 shall limit any liability of the parties to this Agreement. Notwithstanding anything to the contrary herein, each party hereto agrees, on behalf of itself and its respective Affiliates, that none of the Financing Sources shall have any liability or obligation to the Company or its Affiliates relating to this Agreement or any of the Transactions (including the Debt Financing).
Section 8.14 Definitions. As used in this Agreement, the following terms shall have the meanings ascribed to them below:
“Acceptable Confidentiality Agreement” shall mean a customary confidentiality agreement (which need not prohibit the making of a Takeover Proposal); provided that such confidentiality agreement contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (other than that it need not prohibit the making of a Takeover Proposal), unless the Company offers to amend the Company Confidentiality Agreement to reflect such more favorable terms.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise.
“Aggregate Merger Consideration” shall have the meaning set forth in Section 2.7(a).
“Agreement” shall have the meaning set forth in the Preamble.
“Alternative Financing” shall have the meaning set forth in Section 5.11(a).
“Alternative Funding Election” shall have the meaning set forth in Section 2.1(e).
“Alternative Funding Election Notice” shall have the meaning set forth in Section 2.1(e).
“Alternative Funding Election Period” shall have the meaning set forth in Section 2.1(e).
“Antitrust Laws” shall mean the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, and all applicable Foreign Antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“Approvals” shall have the meaning set forth in Section 5.3(a).
“Balance Sheet” shall have the meaning set forth in Section 3.7(a).
“Balance Sheet Date” shall have the meaning set forth in Section 3.7(a).
“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 3.3(a).
“Book-Entry Shares” shall have the meaning set forth in Section 2.1(c)(vi).
“Business Day” shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.
“Cancelled Shares” shall have the meaning set forth in Section 2.1(b).
“Cash Consideration” shall have the meaning set forth in Section 2.1(c)(i).
“Cash Conversion Number” shall have the meaning set forth in Section 2.5(a).
“Cash Election” shall have the meaning set forth in Section 2.1(c)(i).
“Cash Election Number” shall have the meaning set forth in Section 2.5(b)(i).
“Cash Election Shares” shall have the meaning set forth in Section 2.1(c)(i).
“Cash Portion” shall have the meaning set forth in Section 2.6(b).
“Certificate” shall have the meaning set forth in Section 2.1(c)(vi).
“Certificates of Merger” shall have the meaning set forth in Section 1.1(b).
“Claim” shall have the meaning set forth in Section 5.6(a).
“Clayton Act” shall mean the Clayton Act of 1914.
“Closing” shall have the meaning set forth in Section 1.2.
“Closing Date” shall have the meaning set forth in Section 1.2.
“Code” shall have the meaning set forth in the Recitals.
“Company” shall have the meaning set forth in the Preamble.

“Company Adverse Recommendation Change” shall have the meaning set forth in Section 5.2(c).
“Company Board” shall have the meaning set forth in the Recitals.
“Company Board Recommendation” shall have the meaning set forth in Section 3.3(d).
“Company Board Recommendation Notice” shall have the meaning set forth in Section 5.2(e).
“Company Canadian Facilities” shall mean (i) that certain Commitment Letter, dated April 25, 2016, between the Bank of Nova Scotia, as bank, and AEP Canada Inc., as borrower, (ii) that certain Agreement re: Operating Credit Line, dated May 31, 2010, between the Bank of Nova Scotia, as the bank, and AEP Canada Inc., as customer, together with all schedules thereto, and (iii) that certain General Security Agreement, dated December 5, 2001, between the Bank of Nova Scotia, as the bank, and AEP Canada Inc., as customer, in the case of clauses (i) through (iii), as amended, restated, supplemented or otherwise modified to the date of this Agreement.
“Company Charter Documents” shall mean the certificate of incorporation and bylaws of the Company, in each case as amended, restated, supplemented or otherwise modified to the date of this Agreement.
“Company Common Stock” shall have the meaning set forth in Section 2.1.
“Company Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated May 17, 2016, by and between Parent and the Company (as it may be amended from time to time).
“Company Credit Agreements” shall mean (i) that certain Second Amended and Restated Loan and Security Agreement, dated February 22, 2012, by and among the Company, as borrower, the financial institutions party thereto, as lenders, Wells Fargo Bank, National Association, as Agent, and the other Persons from time to time party thereto, as amended, restated, supplemented or otherwise modified to the date of this Agreement, and (ii) the Company Canadian Facilities and (iii) the Company Mortgage Documents.
“Company Disclosure Schedule” shall have the meaning set forth in the Article III Preamble.
“Company Expenses” shall have the meaning set forth in Section 7.3(a).
“Company Financial Advisor” shall have the meaning set forth in Section 3.21.
“Company Financial Information” means, with respect to the Company and its Subsidiaries: (a) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows for the three most recent fiscal years ended at least ninety (90) days prior to the Closing Date, prepared in accordance with GAAP, and (b) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows for each subsequent fiscal quarter ended at least forty five (45) days before the Closing Date, prepared in accordance with GAAP, which financial statements shall, in all material respects, meet the requirements of Regulation S-X under the Securities Act, and all other accounting rules and regulations of the SEC promulgated thereunder applicable to Form 10-K or Form 10-Q, as applicable.
“Company Indenture” shall have the meaning set forth in Section 5.11(f).
“Company IT Systems” means the Software, computer systems, servers, hardware, network equipment, databases, websites and other information technology systems that are used to process, store, maintain and operate data, information and functions used by the Company or any of the Company Subsidiaries in connection with the business of the Company or any of the Company Subsidiaries and which are owned, leased or licensed by the Company or any of the Company Subsidiaries.
“Company Material Adverse Effect” shall mean any condition, change, event, occurrence, development, circumstance or effect that, individually or in the aggregate with other conditions, changes, events, occurrences, developments, circumstances or effects, has had or is reasonably likely to have (a) a material adverse effect on the business, results of operations or condition (financial or otherwise) of the Company and the Company Subsidiaries taken as a whole; other than: (i) any condition, change, event, occurrence, development, circumstance or effect in any of the principal industries, geographies or markets in which the Company or the Company Subsidiaries operates; (ii) any enactment of, change in, or change in interpretation of, any Law or GAAP or governmental policy; (iii) general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest or currency exchange rates) in any country or region in which the Company or any of the Company Subsidiaries conducts business; (iv) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of terrorism, armed hostilities or war; (v) any action taken pursuant to the express terms of this Agreement or with the consent or at the direction of Parent, Holdings, Merger Sub LLC or Merger Sub; (vi) any change in the market price, or change in trading volume, of the capital stock of the Company (it being understood that the facts or occurrences giving rise or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect); (vii) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, financing sources, officers and employees and including by reason of the identity of Parent or any communication by Parent or Parent Subsidiaries regarding the plans or intentions of Parent with respect to the conduct of the business of the Company or any Company Subsidiaries; (viii) any proceeding brought or threatened by stockholders of the Company or stockholders of Parent (whether on behalf of the Company, Parent or otherwise) asserting allegations of breach of fiduciary duty relating to (A) this Agreement or violations of securities Laws in connection with the Proxy Statement and each other document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated by the Company to the Company’s stockholders in connection with the Transactions or (B) otherwise arising out of or relating to this Agreement and the Transactions; (ix) any action taken pursuant to the terms of this Agreement or with the consent or at the direction of Parent, Holdings, Merger Sub LLC or Merger Sub (or any action not taken as a result of the failure of Parent to consent to any action requiring Parent’s consent pursuant to Section 5.1(a)) and (x) any failure by the Company or the Company Subsidiaries to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to the Company or any of the Company Subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of  “Company Material Adverse Effect” may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), to the extent, in each of clauses (i) through (iv), that such condition, change, event, occurrence, development, circumstance or effect does not affect the Company and the Company Subsidiaries, taken as a whole, in a disproportionate manner relative to other participants in the business and industries in which the Company and the Company Subsidiaries operate and conduct business; or (b) would, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by the Company of the Transactions.
“Company Material Contract” shall have the meaning set forth in Section 3.18(a)(xvi).
“Company Mortgage Documents” shall mean (i) that certain Mortgage Loan Note (Floating Rate), dated as of July 25, 2012, in an aggregate original principal amount of  $3,360,000.00, made by the Company in favor of TD Bank, N.A., (ii) that certain Mortgage and Security Agreement, dated as of July 25, 2012, by the Company, as mortgagor, in favor of TD Bank, N.A., as mortgagee, (iii) that certain ISDA Master Agreement, dated as of July 25, 2012, between TD Bank, N.A. and the Company, and (iv) that certain Swap Transaction Confirmation (Reference # 883103T), dated July 27, 2012, between TD Bank, N.A. and the Company, in the case of clauses (i) through (iv), as amended, restated, supplemented or otherwise modified to the date of this Agreement.
“Company Pension Plan” shall have the meaning set forth in Section 3.12(c).
“Company Permits” shall have the meaning set forth in Section 3.10(a).
“Company Plans” shall mean (a) each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) that the Company or any of the Company Subsidiaries, or any ERISA Affiliate,

sponsors, maintains, participates in, is a party or contributes to, or with respect to which the Company or any of the Company Subsidiaries could have any present or future, direct or indirect liability, whether contingent or otherwise and (b) each other employee benefit plan, program or arrangement, whether written or unwritten, including any stock option, stock purchase, stock appreciation right or other stock or stock-based incentive, cash bonus or incentive compensation, retirement or deferred compensation, supplemental retirement, profit sharing, unemployment, severance, retention, employment, consulting, health or medical benefit, employee assistance, disability, post-employment or retirement benefit (including defined benefit pension, health or medical) plan, program, agreement or arrangement, for any current or former employee or director of, or other service provider to, the Company or any of the Company Subsidiaries that does not constitute an “employee benefit plan” (as defined in Section 3(3) of ERISA), that the Company, or any of the Company Subsidiaries sponsors, maintains, participates in, is a party or contributes to, or with respect to which the Company or any of the Company Subsidiaries has any present or future direct or indirect liability, whether contingent or otherwise, other than a Non-U.S. Company Plan.
“Company Preferred Stock” shall have the meaning set forth in Section 3.2(a).
“Company Related Parties” shall have the meaning set forth in Section 7.3(e).
“Company SEC Documents” shall have the meaning set forth in Section 3.5.
“Company Senior Notes” shall have the meaning set forth in Section 5.11(f).
“Company Series A Preferred Stock” shall have the meaning set forth in Section 3.2(a).
“Company Software” shall have the meaning set forth in Section 3.15(d).
“Company Stock Plans” shall mean the Company’s 2013 Omnibus Incentive Plan and the Amended and Restated Company 2005 Stock Option Plan.
“Company Stockholder Advisory Vote” shall mean the Company shareholder advisory vote contemplated by Rule 14a-21(c) under the Exchange Act, regardless of the outcome of the vote.
“Company Stockholder Approval” shall have the meaning set forth in Section 3.3(b).
“Company Stockholders’ Meeting” shall have the meaning set forth in Section 5.10(c).
“Company Subsidiary” shall have the meaning set forth in Section 3.1(b).
“Company Tax Opinion Notice” shall have the meaning set forth in Section 2.1(e)(i).
“Company Transaction Litigation” shall have the meaning set forth in Section 5.7.
“Compliant” means, with respect to the Required Information, that such Required Information (other than financial projections, financial estimates, other forward-looking and/or projected information and information of a general economic or industry-specific nature) does not contain any untrue statement of a material fact regarding the Company and the Company Subsidiaries, or omit to state any material fact regarding the Company and the Company Subsidiaries necessary in order to make such Required Information in light of the circumstances under which they were made, not materially misleading (after giving effect to all supplements and updates therefor from time to time).
“Confidentiality Agreement” shall mean the Company Confidentiality Agreement and the Parent Confidentiality Agreement
“Contract” shall mean any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, license, contract or other agreement.
“Customary Commercial Agreement” shall have the meaning set forth in Section 3.11(g).
“Debt Commitment Letter” shall have the meaning set forth in Section 4.6(a).
“Debt Fee Letters” shall have the meaning set forth in Section 4.6(a).
“Debt Financing” shall have the meaning set forth in Section 4.6(a).

“Debt Financing Documents” shall have the meaning set forth in Section 4.6(a).
“DGCL” shall have the meaning set forth in the Recitals.
“Dissenting Shares” shall have the meaning set forth in Section 2.8.
“DLLCA” shall have the meaning set forth in the Recitals.
“Effective Time” shall have the meaning set forth in Section 1.1(a).
“Election” shall have the meaning set forth in Section 2.6(a).
“Election Deadline” shall have the meaning set forth in Section 2.6(f).
“Election Period” shall have the meaning set forth in Section 2.6(d).
“End Date” shall have the meaning set forth in Section 7.1(b)(i).
“End Date Extension” shall have the meaning set forth in Section 7.1(b)(i).
“Environmental Laws” shall mean all Laws relating to safety or health, pollution or protection of the environment or natural resources, including Laws relating to the exposure to, or Releases or threatened Releases of, Hazardous Materials, as the foregoing are enacted and in effect on or prior to Closing.
“Equity Interest” shall mean any share, capital stock, partnership, member or similar interest in any Person and any option, warrant, right or security convertible, exchangeable or exercisable therefor or other instrument or right the value of which is based on any of the foregoing.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Company is treated as a single employer under Section 414 of the Code.
“Exchange Act” shall have the meaning set forth in Section 3.4.
“Exchange Ratio” shall have the meaning set forth in Section 2.1(c)(v)(1).
“Expenses” shall mean all documented out-of-pocket expenses and fees (including fees and expenses payable to all banks, investment banking firms, other financial institutions and other persons and their respective agents and counsel, for arranging, committing to provide or providing any financing for the Integrated Mergers) incurred by or at the direction of the Company or Parent, Holdings, Merger Sub, Merger Sub LLC and/or their respective Subsidiaries, Affiliates and Representatives, as applicable, in connection with or related to the authorization, preparation, negotiation, execution, implementation and performance of this Agreement, the filing of any required notices under applicable regulations and all other matters related to the authorization, preparation, negotiation, implementation and performance of the Transactions.
“Federal Trade Commission Act” shall mean the Federal Trade Commission Act of 1914.
“Filed Company SEC Documents” shall have the meaning set forth in the Article III Preamble.
“Filed Parent SEC Documents” shall have the meaning set forth in the Article IV Preamble.
“Financing Agreements” shall have the meaning set forth in Section 5.11(c).
“Financing Source” shall mean, in its capacity as such, any agent, arranger, lender, purchaser, noteholder or other debt financing source providing a commitment to provide or arrange all or part of the Debt Financing pursuant to any Debt Commitment Document or any Financing Agreement (or any other commitment letter or definitive agreement in connection with any Alternative Financing), including any joinder agreements, indentures or credit agreements entered into pursuant thereto or related thereto, and their respective Affiliates, and such agent’s, arranger’s, lender’s, purchaser’s, noteholder’s or other debt financing source’s (and their respective Affiliates’) equityholders, members, employees, officers, directors, attorneys, agents, advisors or Representatives, and their respective successors and permitted assigns.

“First-Step Certificate of Merger” shall have the meaning set forth in Section 1.1(a).
“First-Step Merger” shall have the meaning set forth in the Recitals.
“First-Step Surviving Company” shall have the meaning set forth in the Recitals.
“Foreign Antitrust Laws” shall have the meaning set forth in Section 3.4.
“Form of Election” shall have the meaning set forth in Section 2.6(c).
“Form S-4” shall mean a registration statement on Form S-4 (or other applicable form) pursuant to which the offer and sale of shares of Parent Common Stock in the Integrated Mergers will be registered pursuant to the Securities Act and in which the Proxy Statement will be included (together with any amendments or supplements thereto).
“Fractional Share Consideration” shall have the meaning set forth in Section 2.9.
“Fraud and Bribery Laws” shall have the meaning set forth in Section 3.10(b).
“GAAP” shall mean generally accepted accounting principles in the United States.
“Governmental Authority” shall mean any federal, state or local, domestic, foreign, provincial, or multinational government, court, regulatory or administrative agency, commission, authority or other governmental instrumentality.
“Hazardous Materials” shall mean any material, substances or waste that is regulated under any Environmental Law because of its hazardous or dangerous properties or characteristics.
“Holder” shall have the meaning set forth in Section 2.6.
“Holdings” shall have the meaning set forth in the Preamble.
“Holdings Board” shall have the meaning set forth in the Recitals.
“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Indebtedness” shall mean, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such Person: (i) for borrowed money (including obligations in respect of drawings under overdraft facilities), (ii) evidenced by notes, bonds, debentures or similar contracts or agreements, (iii) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business consistent with past practices), (iv) under capital leases (in accordance with GAAP) or synthetic leases, (v) in respect of outstanding letters of credit and bankers’ acceptances, but only to the extent drawn or called prior to the Effective Time, (vi) for contracts or agreements relating to interest rate, currency rate or commodity protection, swap agreements, collar agreements and similar hedging agreements or (vii) guaranteeing any obligations of any other Person (other than the Company or any of the Company Subsidiaries) of the type described in the foregoing clauses (i) through (vi), and all obligations of the type referred to in clauses (i) through (vii) of the other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).
“Indemnitee” shall have the meaning set forth in Section 5.6(a).
“Indemnitees” shall have the meaning set forth in Section 5.6(a).
“Insurance Policies” shall have the meaning set forth in Section 3.19.
“Integrated Mergers” shall have the meaning set forth in the Recitals.
“Intellectual Property” shall mean, all right, title and interest in any intellectual property, in any and all jurisdictions throughout the world, including all (i) patents, patent applications, and all extensions, divisions, continuations, continuations-in-part, reexaminations and reissues thereof, (ii) trademarks, trade names, service marks, logos, corporate names, internet domain names and any applications for registration, renewals and extensions of any of the foregoing, together with all goodwill associated with each of the foregoing, (iii) registered and unregistered copyrights, including copyrights in computer software, mask works and databases, (iv) trade secrets and other proprietary know-how, (v) all other intellectual property rights arising from or relating to Software or technology and (vi) rights to sue and recover for any past, present or future infringement, misappropriation or other violation of any of the foregoing.
“IRS” shall mean the U.S. Internal Revenue Service.
“Knowledge” shall mean, (a) in the case of the Company, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 8.14 of the Company Disclosure Schedule after reasonable inquiry and (b) in the case of Parent, Holdings, Merger Sub LLC and Merger Sub, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 8.14 of the Parent Disclosure Schedule after reasonable inquiry.
“Laws” shall have the meaning set forth in Section 3.10(a).
“Lease Agreement” shall have the meaning set forth in Section 3.17(b).
“Leased Real Property” shall have the meaning set forth in Section 3.17(b).
“Lien” shall mean any pledge, lien, charge, mortgage, deed of trust, license, restriction, hypothecation, right of first refusal or offer, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, encumbrance, option to purchase or lease or otherwise acquire any interest and security interest of any kind or nature whatsoever.
“Loan Payoff Amount” shall have the meaning set forth in Section 5.12.
“Marketing Period” means the first period of fifteen (15) consecutive Business Days after the date of this Agreement throughout which and on the last day of which (a) Parent shall have received from the Company the Required Information and such Required Information is Compliant; provided that if the Company shall in good faith believe that it has provided the Required Information and such Required Information is Compliant, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have complied with this clause (a) unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information or that such Required Information is not Compliant and within five (5) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating which Required Information the Company has not delivered or which items of the Required Information are not Compliant), and (b) the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing (including the conditions set forth in Section 6.2(d) and Section 6.3(d)) or the failure of which to be satisfied is attributable to the breach by Parent, Holdings, Merger Sub or Merger Sub LLC of its representations, warranties, covenants and agreements contained in this Agreement), have, in each case, been satisfied or waived and to the Knowledge of the Company and the Knowledge of Parent nothing has occurred and no condition exists that would cause any of such conditions not to be satisfied assuming the Closing were to be scheduled for any time during such fifteen (15) consecutive Business Day period; provided, however, that, notwithstanding the foregoing, (i) if the conditions described and required to be satisfied in the preceding clause (b) have been satisfied, other than the condition set forth in Section 6.1(b), the Marketing Period shall be deemed to have commenced beginning on the tenth (10th) Business Day prior to the scheduled date for the Company Stockholders’ Meeting (as such date may be postponed or adjourned pursuant to Section 5.10), subject to the Company Stockholder Approval being obtained on such date, and (ii) the Marketing Period shall end on the date the Debt Financing is consummated if such date is prior to the end of such fifteen (15) consecutive Business Day period; provided, further, that (w) the Marketing Period shall commence on or following September 6, 2016, (x) neither November 24, 2016, nor November 25, 2016, shall be considered a Business Day for the purposes of determining such consecutive Business Day period (it being understood that each such day shall be disregarded for purposes of calculating the consecutive Business Days constituting the Marketing Period), (w) if such fifteen (15) consecutive Business Day period has not ended prior to December 23, 2016, then it will not commence until January 3, 2017 and

(z) once the Marketing Period has commenced, the delivery of additional annual or quarterly financial statements required to be delivered under the definition of Company Financial Information due to the passage of time shall not restart or delay the Marketing Period. Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such fifteen (15) consecutive Business Day period, (i) the Company’s independent auditor shall have withdrawn its audit opinion with respect to the Company’s financial statements, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company for the applicable periods by the independent auditor or another independent accounting firm reasonably acceptable to Parent; (ii) the Company indicates its intent to restate any financial statements or material financial information included in the Required Information, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement shall be required; (iii) any Required Information ceases to be Compliant at any time during the fifteen (15) consecutive Business Day period (it being understood that if at any time during the Marketing Period the Required Information provided on the first day of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have commenced) or otherwise does not include the “Required Information” as defined or (iv) the Company shall have failed to file any report or other document required to be filed with the SEC by the date required under the Exchange Act (after taking into account any extension of time within which to file such report or document) containing any financial information that would be required to be contained therein, in which case the Marketing Period will not be deemed to commence unless and until, at the earliest, such reports have been filed. Prior to the end of the Marketing Period, to the extent the Company obtains Knowledge that such Required Information is no longer Compliant, the Company will promptly notify Parent and use reasonable best efforts to supplement such Required Information so that the Required Information (upon taking into account such supplement) is Compliant.
“Merger Consideration” shall have the meaning set forth in Section 2.1(c)(v)(3).
“Merger Sub” shall have the meaning set forth in the Preamble.
“Merger Sub Board” shall have the meaning set forth in the Recitals.
“Merger Sub LLC” shall have the meaning set forth in the Recitals.
“Merger Sub LLC Member” shall have the meaning set forth in the Recitals.
“NASDAQ” shall mean The NASDAQ Global Select Market.
“Non-Election Shares” shall have the meaning set forth in Section 2.1(c)(iii).
“Non-U.S. Company Plan” means all employee benefit plans which are similar to Company Plans but are maintained primarily for the benefit of employees whose services for the Company or any Company Subsidiary are exclusively or primarily performed outside of the United States.
“Notice Period” shall have the meaning set forth in Section 5.2(f).
“NYSE” means the New York Stock Exchange.
“Off-the-Shelf Software” means any Software that is generally available to the public through retail stores or commercial distribution channels and licensed to the Company or the Company Subsidiaries pursuant to standard terms and conditions for an aggregate license fee of less than $100,000.
“Open Source Software” shall mean any software that is licensed pursuant to: (i) any license that is a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License

(MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL), or (ii) any license to Software that is considered “free” or “open source software” by the Open Source Foundation or the Free Software Foundation.
“Option” shall mean an option that represents the right to acquire shares of Company Common Stock which is outstanding immediately prior to the Effective Time (whether or not then vested or exercisable).
“Owned Real Property” shall have the meaning set forth in Section 3.17(a).
“Parent” shall have the meaning set forth in the Preamble.
“Parent Balance Sheet Date” shall have the meaning set forth in Section 4.12(a).
“Parent Board” shall have the meaning set forth in the Recitals.
“Parent Common Stock” shall mean the common stock of Parent, par value $0.01 per share.
“Parent Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated July 21, 2016, by and between Parent and the Company (as it may be amended from time to time).
“Parent Customary Commercial Agreement” shall have the meaning set forth in Section 4.15(g).
“Parent Disclosure Schedule” shall have the meaning set forth in the Article IV Preamble.
“Parent Expenses” shall have the meaning set forth in Section 7.3(a).
“Parent MAE Notice” shall have the meaning set forth in Section 2.1(e)(i).
“Parent Material Adverse Effect” shall mean any condition, change, event, occurrence, development, circumstance or effect that, individually or in the aggregate with other conditions, changes, events, occurrences, developments, circumstances or effects, has had or is reasonably likely to have (a) a material adverse effect on the business, results of operations, or condition (financial or otherwise) of Parent and the Parent Subsidiaries taken as a whole; other than: (i) any condition, change, event, occurrence, development, circumstance or effect in any of the principal industries, geographies or markets in which Parent or the Parent Subsidiaries operate; (ii) any enactment of, change in, or change in interpretation of, any Law or GAAP or governmental policy; (iii) general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest or currency exchange rates) in any country or region in which Parent or the Parent Subsidiaries conducts business; (iv) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of terrorism, armed hostilities or war; (v) any action taken pursuant to the express terms of this Agreement or with the consent or at the direction of the Company; (vi) any change in the market price, or change in trading volume, of the capital stock of Parent (it being understood that the facts or occurrences giving rise or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect); (vii) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, financing sources, officers and employees and including by reason of the identity of the Company; (viii) any proceeding brought or threatened by stockholders of Parent or stockholders of the Company (whether on behalf of the Company, Parent or otherwise) asserting allegations of breach of fiduciary duty relating to (A) this Agreement or violations of securities Laws in connection with the Form S-4 and each other document required to be filed by Parent with the SEC or required to be distributed or otherwise disseminated by Parent to Parent’s stockholders in connection with the Transactions or (B) otherwise arising out of or relating to this Agreement and the Transactions; (ix) any action taken pursuant to the terms of this Agreement or with the consent or at the direction of the Company (or any action not taken as a result of the failure of the Company to consent to any action requiring the Company’s consent pursuant to Section 5.1(b)) and (x) any failure by Parent or any of the Parent Subsidiaries to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to Parent or any Parent Subsidiary (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of  “Parent Material Adverse Effect” may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect), to the extent, in each of clauses (i) through (iv), that such condition, change, event, occurrence, development, circumstance or effect does not affect Parent and the Parent Subsidiaries, taken as a whole, in a disproportionate manner relative to other participants in the business and industries in which Parent and the Parent Subsidiaries operate and conduct business; or (b) would, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by Parent of the Transactions.
“Parent Plans” shall have the meaning set forth in Section 5.19(b).
“Parent SEC Documents” shall have the meaning set forth in Section 4.10.
“Parent Subsidiary” shall mean a Subsidiary of Parent.
“Paying Agent” shall have the meaning set forth in Section 2.7(a).
“Paying Agent Agreement” shall have the meaning set forth in Section 2.7(a).
“Payment Election” shall have the meaning set forth in Section 2.3(c).
“Payment Fund” shall have the meaning set forth in Section 2.7(a).
“Per Share Cash Consideration” shall have the meaning set forth in Section 2.1(c)(v)(2).
“Performance Unit” shall mean a performance unit payable, upon the achievement of specified performance goals and vesting criteria, either in shares of Company Common Stock or cash in an amount equal to the value of shares of Company Common Stock or a combination of the foregoing (at the employee’s election on each vesting date).
“Permitted Liens” shall mean (a) with respect to Parent, Holdings, Merger Sub and Merger Sub LLC or the Company, as applicable, statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business consistent with past practice, provided that no claim for lien has been registered in the applicable land registry office or such lien is being contested diligently and in good faith and adequate holdbacks are being maintained as required by applicable Law or surety bonds have been received in respect of such holdbacks as required by applicable Law, (c) Liens reflected in the Filed Company SEC Documents, (d) Liens arising under or in connection with applicable building and zoning laws, codes, ordinances, and state and federal regulations and (e) easements, rights-of-way, encroachments, restrictions, covenants, conditions and other similar Liens that (i) are disclosed in the public records, (ii) would be set forth in a title policy, title report or survey with respect to the applicable real property or (iii) individually or in the aggregate, (A) are not substantial in character, amount or extent in relation to the applicable real property or (B) do not materially and adversely impact the Company’s or any of the Company Subsidiaries’ current or contemplated use, utility or value of the applicable real property or otherwise materially and adversely impair the Company’s or any of the Company Subsidiaries’ present or contemplated business operations at such location.
“Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act), including a Governmental Authority.
“Proxy Statement” means the proxy statement/prospectus to be sent to the Company stockholders in connection with the Company Stockholders’ Meeting.
“Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, disposal, leaching or migration into the environment.
“Remedial Action” shall have the meaning set forth in Section 5.3(d).

“Representatives” shall mean, with respect to any Person, the advisors, attorneys, accountants, consultants or other representatives (acting in such capacity) retained by such Person, its Subsidiaries or any of its controlled Affiliates, together with directors, officers and employees of such Person, its Subsidiaries or any of its controlled Affiliates and, in the case of Parent, Holdings, Merger Sub and Merger Sub LLC, the Financing Sources and their respective Representatives.
“Required Information” shall mean (a) the Company Financial Information and (b) all other written historical financial information (and related management discussion and analysis prepared in connection therewith) regarding the Company and the Company Subsidiaries as may be reasonably requested by Parent, Holdings, Merger Sub or Merger Sub LLC that is required in order for Parent to complete and deliver a customary confidential information memorandum for first-lien senior secured term loan financing (other than the portions thereof customarily provided by financing sources) to syndicate the Debt Financing, and solely to the extent such financial information is available without unreasonable effort and expense; provided that in no event shall the Required Information be deemed to include, or shall the Company or any of its Affiliates or any of their respective Representatives be required to provide, pro forma financial statements or adjustments or projections.
“Restraints” shall have the meaning set forth in Section 6.1(a).
“Restricted Stock” shall mean a share of Company Common Stock issued pursuant to any Company Stock Plan that is subject to specified vesting criteria.
“Rights Plan” shall mean that certain Amended and Restated Rights Agreement, dated as of March 28, 2014, by and between the Company and American Stock Transfer & Trust Company, LLC as rights agent, as amended, restated, supplemented or modified from time to time.
“Sarbanes-Oxley Act” shall have the meaning set forth in Section 3.5.
“Satisfaction and Discharge Transaction” shall have the meaning set forth in Section 5.11(f).
“Scheduled Intellectual Property” shall have the meaning set forth in Section 3.15(a).
“SEC” shall mean the U.S. Securities and Exchange Commission.
“Second-Step Certificate of Merger” shall have the meaning set forth in Section 1.1(b).
“Second-Step Effective Time” shall have the meaning set forth in Section 1.1(b).
“Second-Step Merger” shall have the meaning set forth in the Recitals.
“Securities Act” shall mean the Securities Act of 1933, as amended, and together with the rules and regulations thereunder.
“Shares” shall mean the shares of Company Common Stock.
“Sherman Act” shall mean the Sherman Antitrust Act of 1890.
“Shortfall Number” shall have the meaning set forth in Section 2.5(b)(ii).
“Significant Subsidiary” shall have the meaning set forth in Section 3.1(b).
“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code, object code or other form; (ii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing; (iii) data, databases and compilations of data, whether machine readable or otherwise; and (iv) documentation and other materials related to any of the foregoing, including user manuals and training materials.
“Stock Consideration” shall have the meaning set forth in Section 2.1(c)(ii).
“Stock Election” shall have the meaning set forth in Section 2.1(c)(ii).
“Stock Election Shares” shall have the meaning set forth in Section 2.1(c)(ii).

“Subsidiary” when used with respect to any party, shall mean any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.
“Superior Proposal” shall mean any bona fide written Takeover Proposal which (i) is not subject to a financing condition (it being understood that the remedy of a reverse termination fee or other similar fee payable in the event that the third party submitting the Takeover Proposal does not obtain its financing shall not be deemed to be a financing condition), (ii) is on terms which the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel and independent financial advisors, to be more favorable to the holders of Company Common Stock from a financial point of view than the Transaction, taking into account, to the extent applicable, (x) any revisions to the terms of this Agreement and the Debt Commitment Letter proposed by Parent to the Company pursuant to Section 5.3 and (y) the legal, financial, regulatory and other aspects of such Takeover Proposal and this Agreement that the Company Board considers relevant and (iii) is reasonably likely to be consummated in accordance with its terms on a timely basis, taking into account all legal, regulatory and financial aspects (including the certainty of closing and the availability of financing) of such Takeover Proposal and the ability of such third party to consummate the transactions contemplated by such Takeover Proposal; provided that for purposes of the definition of Superior Proposal, the references to “15%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”
“Surviving Company” shall have the meaning set forth in the Recitals.
“Syndication Documents” shall have the meaning set forth in Section 5.11(f).
“Takeover Laws” shall have the meaning set forth in Section 3.16.
“Takeover Proposal” shall mean any bona fide inquiry, proposal or offer from any Person or “group” (as defined under Section 13(d) of the Exchange Act) (other than Parent, Holdings, Merger Sub, Merger Sub LLC and any of its Affiliates thereof) to purchase or otherwise acquire, directly or indirectly, in a single transaction or series of related transactions, (a) assets of the Company and the Company Subsidiaries (including securities of Subsidiaries, but excluding sales of assets in the ordinary course of business consistent with past practice) that account for 15% or more of the Company’s consolidated assets or from which 15% or more of the Company’s revenues or earnings on a consolidated basis are derived or (b) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of 15% or more of the outstanding Company Common Stock or any other voting or equity securities of the Company pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer, exchange offer or similar transaction.
“Tax Returns” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document filed or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto and including any amendment thereof.
“Taxes” shall mean all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments imposed by any Governmental Authority, including all net income, gross receipts, capital, sales, use, ad valorem, value added, environmental, customs duty, transfer, franchise, profits, inventory, escheat, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property taxes and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any of the foregoing.
“Termination Fee” shall have the meaning set forth in Section 7.3(f).
“Transactions” shall have the meaning set forth in the Recitals.
“Voting Agreements” shall have the meaning set forth in the Recitals.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and the regulations promulgated thereunder, and any comparable foreign, state or local Law.
Section 8.15 Interpretation.
(a) When a reference is made in this Agreement to an Article, a Section, or Schedule, such reference shall be to an Article of, a Section of, or a Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Wherever the term “any” is used in this Agreement, it means “any and all.” All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. Each of the terms “U.S.” and “United States” means United States of America. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful currency of the United States. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Whenever the words “day” or “days” are used in this Agreement, they are deemed to refer to calendar days unless expressly stated to be Business Days. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein and the rules and regulations promulgated thereunder (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). References to a Person are also to its permitted assigns and successors.
(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
(c) The inclusion of any item in the Company Disclosure Schedule or Parent Disclosure Schedule shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever.
[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be duly executed and delivered as of the date first above written.
BERRY PLASTICS GROUP, INC.
By: /s/ Jason K. Greene Name: Jason K. Greene Title: Executive Vice President
BERRY PLASTICS CORPORATION
By: /s/ Jason K. Greene Name: Jason K. Greene Title: Executive Vice President
BERRY PLASTICS ACQUISITION CORPORATION XVI
By: /s/ Jason K. Greene Name: Jason K. Greene Title: Executive Vice President
BERRY PLASTICS ACQUISITION CORPORATION XV, LLC
By: /s/ Jason K. Greene Name: Jason K. Greene Title: Executive Vice President
AEP INDUSTRIES INC.
By: /s/ J. Brendan Barba Name: J. Brendan Barba Title: Chief Executive Officer

EXECUTION VERSION
AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER
This Amendment No. 1, dated as of December 7, 2016 (this “Amendment”), to the Agreement and Plan of Merger (as amended from time to time, the “Agreement”), dated as of August 24, 2016, is by and among Berry Plastics Group, Inc., a Delaware corporation (“Parent”), Berry Plastics Corporation, a Delaware corporation and a direct, wholly owned Subsidiary of Parent (“Holdings”), Berry Plastics Acquisition Corporation XVI, a Delaware corporation and a direct, wholly owned Subsidiary of Holdings (“Merger Sub”), Berry Plastics Acquisition Corporation XV, LLC, a Delaware limited liability company and a direct, wholly owned Subsidiary of Holdings (“Merger Sub LLC”) and AEP Industries Inc., a Delaware corporation (the “Company”).
WHEREAS, Parent, Holdings, Merger Sub, Merger Sub LLC and the Company have previously entered into the Agreement pursuant to which, among other things, Merger Sub will merge with and into the Company (the “First-Step Merger”), with the Company surviving the First-Step Merger, and, thereafter, the Company will merge with and into Merger Sub LLC (the “Second-Step Merger” and, together with the First-Step Merger, the “Integrated Mergers”), with Merger Sub LLC surviving as a wholly owned subsidiary of Holdings; and
WHEREAS, Parent, Holdings, Merger Sub, Merger Sub LLC and the Company desire to amend the Agreement in accordance with Section 8.3 of the Agreement.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Amendment and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Holdings, Merger Sub, Merger Sub LLC and the Company hereby agree as follows:
Section 1.1 All capitalized terms used herein shall have the meanings set forth in the Agreement, unless the context indicates otherwise.
Section 1.2 Section 2.1(b) of the Agreement is hereby deleted in its entirety and replaced with the following:
“Cancellation of Treasury Stock and Parent-, Holdings-, Merger Sub LLC- and Merger Sub-Owned Stock. Any shares of Company Common Stock that are owned by the Company or any of the Company Subsidiaries as treasury stock, and any shares of Company Common Stock owned by Parent, Holdings, Merger Sub LLC or Merger Sub, shall be automatically cancelled (the ’Cancelled Shares’) and shall cease to exist and no consideration shall be delivered in exchange therefor.”
Section 1.3 Section 2.3(c) of the Agreement is hereby deleted in its entirety and replaced with the following:
“Performance Units. Each holder of a Performance Unit shall be entitled to elect to receive (the ‘Payment Election’), in full settlement of such Performance Units either (i) a cash payment equal to the product of  (A) the closing price of a share of Company Common Stock on NASDAQ on the last full trading day prior to the Closing Date and (B) the total number of shares of Company Common Stock subject to such Performance Unit or (ii) a combination of  (1) a cash payment equal to the product of (A) 50% of the Per Share Cash Consideration and (B) the total number of shares of Company Common Stock subject to such Performance Unit and (2) a number of shares of Parent Common Stock equal to the product of  (A) 50% of the Exchange Ratio and (B) the total number of shares of Company Common Stock subject to such Performance Unit; provided, however, that if Parent makes the Alternative Funding Election pursuant to Section 2.1(e) and the Closing occurs during the Alternative Funding Election Period, each holder of a Performance Unit shall be entitled to receive, in full settlement of such Performance Units, a cash payment equal to the product of  (x) the Per Share Cash Consideration and (y) the total number of shares of Company Common Stock subject to such Performance Unit. At the Effective Time, each Performance Unit shall be cancelled (and the agreement pursuant to which such Performance Unit was granted shall terminate), the vesting conditions or restrictions applicable to each outstanding Performance Unit shall lapse, and each holder thereof shall receive payment for such Performance Units in accordance with his or her Payment Election or pursuant to the proviso in the preceding sentence, as applicable; provided that the number of Performance Units in respect of the performance period as in effect immediately prior to the Effective Time shall be determined based on the level of achievement of such performance condition for the period beginning on the first day of the performance period and ending on (I) if the Effective Time occurs on or prior to the eighteenth (18th) day of a calendar month, the last day of the second (2nd) most recently completed full fiscal month prior to the Effective Time or (II) if the Effective Time occurs following the eighteenth (18th) day of a calendar month, the last day of the most recently completed fiscal month prior to the Effective Time, in each case, in a manner that is consistent with past practice and pro-rated based on a fraction, the numerator of which is the number of completed full fiscal months from the date of grant through the Effective Time and the denominator of which is twelve (12).”
Section 1.4 Section 2.6(d) of the Agreement is hereby deleted in its entirety and replaced with the following:
“Parent shall, and, as applicable, shall cause the Paying Agent to, (i) initially make available and mail the Form of Election to Holders at least twenty (20) Business Days prior to the anticipated Election Deadline, and (ii) following such initial mailing, make available as promptly as possible a Form of Election to any Holder who requests such Form of Election prior to the Election Deadline. Parent shall provide to the Paying Agent all information necessary for it to perform as specified herein. The time period between such mailing date and the Election Deadline is referred to herein as the ‘Election Period.’”
Section 1.5 Section 3.3(b) of the Agreement is hereby deleted in its entirety and replaced with the following:
“The receipt of approval of this Agreement (i) for the event that Parent properly makes the Alternative Funding Election and the Closing occurs within the Alternative Funding Election Period, by holders of not less than a majority of the shares outstanding on the record date for the Company Stockholders’ Meeting voting together as a single class (the ’Alternative Funding Election Merger Approval’) and (ii) for the event that Parent either (A) does not make the Alternative Funding Election or (B) does make the Alternative Funding Election but the Closing does not occur within the Alternative Funding Election Period, by holders of not less than a majority of the shares outstanding on the record date for the Company Stockholders’ Meeting, voting together as a single class (the ‘Stock/Cash Merger Approval’ and, with the Alternative Funding Election Merger Approval, as either becomes applicable, the ‘Company Stockholder Approval’) and the occurrence of the Company Stockholder Advisory Vote, are the only votes of the holders of any class or series of the Company’s capital stock necessary to approve this Agreement and the Transactions, including the Integrated Mergers.”
Section 1.6 Section 5.1(a)(v) of the Agreement is hereby deleted in its entirety and replaced with the following:
“redeem, repurchase, prepay (except as required by the Company Credit Agreements), defease, cancel, incur (including by additional borrowing under the Company Credit Agreements) or otherwise acquire, or modify the terms of  (except as provided in Sections 5.11 and 5.12), any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for borrowed money, except (A) in the ordinary course of business consistent with past practice in a principal amount not to exceed $65 million in the aggregate or (B) among any of all of the Company and the Company Subsidiaries; provided that any Indebtedness incurred or otherwise acquired, or modified, or assumed under this Section 5.1(a)(v) shall be subject to prepayment without penalty at any time;”
Section 1.7 The words “the Company Stockholder Approval” in Section 5.2(b) of the Agreement are hereby deleted and replaced with the words “either the Alternative Funding Election Merger Approval or the Stock/Cash Merger Approval.”
Section 1.8 The words “the End Date Extension” in Section 5.3(d) of the Agreement are hereby deleted and replaced with the words “the HSR End Date Extension.”

Section 1.9 The words “the Company Stockholder Approval” in Section 5.10(b) of the Agreement are hereby deleted and replaced with the words “either the Alternative Funding Election Merger Approval or the Stock/Cash Merger Approval.”
Section 1.10 Section 5.10(c) of the Agreement is hereby deleted in its entirety and replaced with the following:
“As promptly as practicable following the effective date of the Form S-4, the Company shall, in accordance with applicable Law and the Company Charter Documents, duly call, give notice of, convene and hold a meeting of the Company stockholders for the sole purpose of obtaining both the Alternative Funding Election Merger Approval and the Stock/Cash Merger Approval and holding the Company Stockholder Advisory Vote in accordance with the DGCL and applicable Law (the ‘Company Stockholders’ Meeting’); provided, however, that the Company Stockholders’ Meeting shall be held no later than twenty five (25) Business Days after the Form S-4 is declared effective (unless adjourned or postponed in accordance with the terms of this Section 5.10). The Company shall cause the Proxy Statement to be mailed to its stockholders as promptly as reasonably practicable after the SEC has declared the Form S-4 effective, but in any event no later than five (5) Business Days after the Form S-4 is declared effective. Subject to Section 5.2 hereof, the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to obtain the Alternative Funding Election Merger Approval and the Stock/Cash Merger Approval and hold the Company Stockholder Advisory Vote at the Company Stockholders’ Meeting or any adjournment or postponement thereof, including soliciting from the Company stockholders proxies in favor of the approval of this Agreement in accordance with the DGCL. The Company shall not, without the prior written consent of Parent, adjourn or postpone the Company Stockholders’ Meeting except that the Company may, without the prior written consent of Parent, adjourn or postpone the Company Stockholders’ Meeting, after consultation with Parent, (i) if the failure to adjourn or postpone the Company Stockholders’ Meeting would reasonably be expected to be a violation of applicable Law or for the distribution of any required supplement or amendment to the Proxy Statement, (ii) if, as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) or rescheduled, pursuant to this Section 5.10(c), there are insufficient shares of Company Shares represented (either in Person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting, (iii) to allow additional solicitation of votes in order to obtain either the Alternative Funding Election Merger Approval or the Stock/Cash Merger Approval or (iv) to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Company Board has determined in good faith (after consultation with the Company’s outside legal counsel) is necessary or required to be filed and disseminated under applicable Laws or for the Company to comply with its obligations under Section 5.2(e) and Section 5.2(f); provided, however, that in the event that there are insufficient votes to obtain either the Alternative Funding Election Merger Approval or the Stock/Cash Merger Approval at the Company Stockholders’ Meeting, the Company may postpone or adjourn the Company Stockholders’ Meeting up to two (2) times for up to thirty (30) days to the extent permitted by applicable Law. Unless this Agreement is earlier terminated pursuant to Article VII hereof, but subject to Section 5.2(d) hereof, the Company’s obligation to establish a record date for, call, give notice of, convene and hold the Company Stockholders’ Meeting pursuant to this Section 5.10(c) shall not be limited to, or otherwise affected by, the commencement, disclosure, announcement or submission to the Company of any Takeover Proposal. The Company shall ensure that all proxies solicited in connection with the Company Stockholders’ Meeting are solicited in compliance with all applicable Laws.”
Section 1.11 Section 6.1(b) of the Agreement is hereby deleted in its entirety and replaced with the following:
“Stockholder Approval. The Stock/Cash Merger Approval shall have been obtained, unless Parent has made the Alternative Funding Election and the Alternative Funding Election Period is not yet complete, in which event the Alternative Funding Election Merger Approval shall have been obtained.”

Section 1.12 The preamble of Section 7.1 of the Agreement is hereby deleted in its entirety and replaced with the following:
“Termination. Notwithstanding anything in this Agreement to the contrary, whether before or after either the Alternative Funding Election Merger Approval or the Stock/Cash Merger Approval has been obtained (except as noted below), this Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:”
Section 1.13 Section 7.1(b)(i) of the Agreement is hereby deleted in its entirety and replaced with the following:
“if the Effective Time shall not have occurred on or before February 24, 2017; provided, however, that if the Company has not caused the Proxy Statement to be mailed to its stockholders on or prior to January 20, 2017, the End Date shall be extended to March 31, 2017 (the ‘Form S-4 Extension’); provided, however, that if on February 24, 2017, the condition to Closing set forth in Section 6.1(c) shall not have been satisfied but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at Closing, shall be capable of being satisfied on February 24, 2017) or waived by all parties entitled to the benefit of such conditions, then, at the election of either Parent or the Company, such date may be extended to August 24, 2017 (the ‘HSR End Date Extension’) if such party provides written notice to the other party on or prior to February 24, 2017 (February 24, 2017, as such date may be extended by the HSR End Date Extension or the Form S-4 Extension, as the case may be, the ‘End Date’); provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to (A) a party if the failure of the Integrated Mergers to have been consummated on or before the End Date was primarily due to the failure of such party to perform any representation, warranty, covenant or other agreement of such party set forth in this Agreement (B) Parent, if Parent has made an Alternative Funding Election pursuant to Section 2.1(e);”
Section 1.14 Section 7.1(b)(iii) of the Agreement is hereby deleted in its entirety and replaced with the following:
“if a meeting of the Company stockholders is duly convened (or at any adjournment or postponement thereof) and , (A) in the event that Parent has made the Alternative Funding Election and the Alternative Funding Election Period is not yet complete, the Alternative Funding Election Merger Approval is not obtained by reason of the failure to obtain the required vote upon a final vote taken at the Company Stockholders’ Meeting, or (B) in the event that Parent has not made the Alternative Funding Election or Parent has made the Alternative Funding Election but the Closing has not occurred within the Alternative Funding Election Period, the Stock/Cash Merger Approval is not obtained by reason of the failure to obtain the required vote upon a final vote taken at the Company Stockholders’ Meeting; or”
Section 1.15 Section 7.1(c)(ii) of the Agreement is hereby deleted in its entirety and replaced with the following:
“at any time prior to the receipt of either the Alternative Funding Election Merger Approval or the Stock/Cash Merger Approval, in the event of a Company Adverse Recommendation Change; or”
Section 1.16 Section 7.1(d)(ii) of the Agreement is hereby deleted in its entirety and replaced with the following:
“at any time prior to the receipt of either the Alternative Funding Election Merger Approval or the Stock/Cash Merger Approval, in order to enter into a definitive agreement with respect to a Superior Proposal, in accordance with Section 5.2; provided that the Company substantially concurrently with such termination pays or causes to be paid the Termination Fee contemplated in Section 7.3 (provided that Parent shall have provided wiring instructions for such payment or, if not, then such payment shall be paid promptly following delivery of such instructions); it being understood that the Company may enter into any transaction that is a Superior Proposal pursuant to Section 5.2 simultaneously with the termination of this Agreement pursuant to this Section 7.1(d)(ii).”

Section 1.17 The words “the Company Stockholder Approval” in Section 8.3 of the Agreement are hereby deleted and replaced with the words “either the Alternative Funding Election Merger Approval or the Stock/Cash Merger Approval.”
Section 1.18 The words “the Company Stockholder Approval” in Section 8.4 of the Agreement are hereby deleted and replaced with the words “either the Alternative Funding Election Merger Approval or the Stock/Cash Merger Approval.”
Section 1.19 The words “the Company Stockholder Approval” that appear in the definition of “Marketing Period” in Section 8.14 of the Agreement are hereby deleted and replaced with the words “either the Alternative Funding Election Merger Approval or the Stock/Cash Merger Approval.”
Section 2.1 This Amendment and the Agreement, including the Company Disclosure Schedule, and the Parent Disclosure Schedule, as each may be amended from time to time, together with the other instruments referred to herein, including the Confidentiality Agreements, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and, subject to Section 8.7 of the Agreement, is not intended to grant standing to any person other than the parties hereto.
Section 2.2 This Amendment and the negotiation, execution performance and enforcement of this Amendment, including all litigation, claims, actions, suits, hearings or proceedings (whether civil, criminal or administrative and whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Amendment or the actions of Parent, Holdings, Merger Sub LLC, Merger Sub or the Company in the negotiation, administration, performance and enforcement of this Amendment, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.
Section 2.3 This Amendment may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by electronic communication, facsimile or otherwise) to the other parties. Signatures to this Amendment transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.
Section 2.4 Except as otherwise provided herein, the Agreement shall remain unchanged and in full force and effect.
Section 2.5 From and after the execution of this Amendment by the parties hereto, any reference to the Agreement shall be deemed to be a reference to the Agreement as amended by this Amendment.
Section 2.6 Article VIII of the Agreement shall, to the extent not already set forth in this Amendment, apply mutatis mutandis to this Amendment.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.
BERRY PLASTICS GROUP, INC.
By: /s/ Jason K. Greene Name: Jason K. Greene Title: Executive Vice President
BERRY PLASTICS CORPORATION
By: /s/ Jason K. Greene Name: Jason K. Greene Title: Executive Vice President
BERRY PLASTICS ACQUISITION CORPORATION XVI
By: /s/ Jason K. Greene Name: Jason K. Greene Title: Executive Vice President
BERRY PLASTICS ACQUISITION CORPORATION XV, LLC
By: /s/ Jason K. Greene Name: Jason K. Greene Title: Executive Vice President
AEP INDUSTRIES INC.
By: /s/ Paul M. Feeney Name: Paul M. Feeney Title: Chief Financial Officer
[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

ANNEX B
FORM OF
VOTING AGREEMENT
This VOTING AGREEMENT (this “Agreement”), is dated as of August 24, 2016, by and between BERRY PLASTICS GROUP, INC., a Delaware corporation (“Parent”), and [•] (“Stockholder”).
WHEREAS, in connection with Parent, Holdings, Merger Sub, Merger Sub LLC and Purchaser entering into an Agreement and Plan of Merger, dated as of the date hereof  (the “Merger Agreement”), with Berry Plastics Group, Inc., a Delaware corporation (the “Company”), Parent has requested Stockholder, and Stockholder has agreed, to enter into this Agreement with respect to all shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) that Stockholder beneficially owns (such shares, together with all other shares of Company Common Stock acquired (whether beneficially or of record) by Stockholder after the date hereof and prior to the earlier of the Effective Time (as defined in the Merger Agreement) and the Expiration Time (but excluding any shares of the Company sold or transferred on or after the date hereof in compliance with Section 4.01(b)), the “Shares”);
WHEREAS, capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement; and
WHEREAS, Stockholder acknowledges that Parent, Holdings, Merger Sub and Merger Sub LLC are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of Stockholder set forth in this Agreement.
NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:
Article I

Voting Agreement
Section 1.01   Voting Agreement. From the date hereof until the earlier of  (i) the time the Company Stockholder Approval has been obtained and (ii) the termination of this Agreement in accordance with Section 5.02, Stockholder hereby agrees to vote or, as applicable, cause or direct to be voted, all Shares at the time of any vote (A) to approve and adopt the Merger Agreement and the Integrated Mergers at the Company Stockholders’ Meeting, and at any adjournment or postponement thereof, at which such Merger Agreement is submitted for the consideration and vote of the stockholders of the Company and (B) against any other action, agreement or transaction that would reasonably be expected to materially impede, interfere with, delay or postpone any of the Transactions. Stockholder further agrees that it will not vote or, as applicable, cause or direct to be voted, any Shares in favor of and will vote against the approval of any Takeover Proposal. Stockholder hereby revokes any and all previous proxies or powers of attorney granted with respect to the Shares. Notwithstanding anything in this Agreement to the contrary, except as specifically set forth in this Agreement, each Stockholder will continue to hold and shall have the right to exercise all voting rights related to such Stockholder’s Shares and, for the avoidance of doubt, nothing in this Agreement shall be construed to qualify, amend, impede, prevent or otherwise affect such Stockholder’s right to make any election with respect to the Merger Consideration, as contemplated by the Merger Agreement.
Section 1.02   Grant of Irrevocable Proxy; Appointment of Proxy.
(a) Stockholder hereby irrevocably appoints Parent as its proxy and attorney-in-fact (with full power of substitution), to vote or, as applicable, cause or direct to be voted (including by proxy, if applicable), the Shares in accordance with Section 1.01 above at the Company Stockholders’ Meeting or other annual or special meeting of the stockholders of the Company, however called, including any adjournment or postponement thereof, at which any of the matters described in Section 1.01 above is to be considered, in each case prior to the Expiration Time; provided, however, that such irrevocable proxy shall be effective (automatically and without any further action by any of the parties hereto) only upon written notice from Parent to Stockholder no later than five (5) business days prior to the Company Stockholder Meeting notifying Stockholder of Parent’s election to effect the proxy described in this Section 1.02 (the “Parent Proxy Election”), it being understood that Stockholder may exercise voting rights in the ordinary course prior to such notice in a manner consistent with Section 1.01. Stockholder represents that all proxies, powers of attorney, instructions or other requests given by Stockholder prior to the execution of this Agreement in respect of the voting of any of the Shares, if any, are not irrevocable. Stockholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy.
(b) Stockholder affirms that, if the Parent Proxy Election is made pursuant to Section 1.02(a), such irrevocable proxy is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Stockholder under this Agreement. Stockholder further affirms that such irrevocable proxy is coupled with an interest and is intended to be irrevocable during the term of this Agreement. If for any reason any proxy granted herein is not irrevocable, then Stockholder agrees to vote the Shares in accordance with Section 1.01 above. The parties hereto agree that the foregoing is a voting agreement.
(c) The proxy granted by each Stockholder in this Section 1.02, following effectiveness, shall remain valid until the earlier of  (i) the time that the Company Shareholder Approval has been obtained and (ii) the termination of this Agreement in accordance with Section 5.02, in each case immediately upon which each such proxy shall automatically terminate without any further action required by any person.
Article II

Representations and Warranties of Stockholder
Stockholder represents and warrants to Parent that:
Section 2.01   Authorization. Stockholder has the full legal capacity to enter into this Agreement and perform Stockholder’s obligations hereunder. Assuming the due authorization, execution and delivery hereby by Parent, this Agreement constitutes a valid and binding agreement of Stockholder.
Section 2.02   Non-Contravention. The execution, delivery and performance by Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not (i) violate any applicable Law, (ii) except as may be required by federal securities laws, require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Stockholder is entitled under any provision of any agreement or other instrument binding on Stockholder or (iii) result in the imposition of any Lien on any of the Shares, in each case that would reasonably be expected to prevent in any material respect the performance by Stockholder of its obligations under this Agreement. There is no legal or administrative proceeding, claim, suit or action pending against Stockholder or, to the knowledge of Stockholder, any other person or, to the knowledge of Stockholder, threatened against Stockholder or any other person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by Stockholder of its obligations under this Agreement.
Section 2.03   Ownership of Shares. Other than as disclosed on the signature page hereto, Stockholder has (except as otherwise permitted by this Agreement, including in connection with the Permitted Transfer of any Shares), sole voting power and sole dispositive power with respect to the Shares, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of the Shares), except pursuant to applicable federal securities laws. None of the Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares.
Section 2.04   Total Shares. Except for the Shares set forth on the signature page hereto and except for any Options, Restricted Stock and Performance Units held by Stockholder, as of the date hereof, Stockholder does not beneficially own any (i) shares of capital stock or voting securities of the Company,

(ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) Options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.
Article III

Representations and Warranties of Parent
Parent represents and warrants to Stockholder:
Section 3.01   Corporation Authorization. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby are within the corporate powers of Parent and have been duly authorized by all necessary corporate action. Assuming due authorization, execution and delivery hereby by Stockholder, this Agreement constitutes a valid and binding agreement of Parent.
Article IV

Covenants of Stockholder
After the date hereof, and until the earlier of  (i) the time the Company Stockholder Approval has been obtained and (ii) the termination of this Agreement is terminated in accordance with Section 5.02, Stockholder hereby covenants and agrees that:
Section 4.01   No Proxies for or Encumbrances on Shares.
(a) Except pursuant to and in furtherance of the terms of this Agreement (including pursuant to Section 4.01(b)) or as disclosed on the signature page hereto, Stockholder shall not during the term of this Agreement, directly or indirectly, without the prior written consent of Parent, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares other than voting in the ordinary course in a manner consistent with Section 1.01, (ii) offer for sale, sell (constructively or otherwise), transfer, assign, tender in any tender or exchange offer, pledge, grant, encumber, hypothecate or similarly dispose of  (by merger, testamentary disposition, operation of Law or otherwise) (collectively, “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to the Transfer of any Shares, or any interest therein, including, without limitation, any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, collar transaction or any other similar transaction (including any option with respect to any such transaction) or combination of any such transactions, in each case, involving any Shares that grants or has the effect of granting a third party the right to vote or direct the voting of such Shares, or (iii) knowingly take any action that would have the effect of preventing or delaying Stockholder from performing any of its obligations under this Agreement. For the avoidance of doubt, the fact that the Shares are held in a margin account shall not be deemed a violation of this Section 4.01 or Article II.
(b) Any Stockholder that effects a Transfer of any Shares to a Permitted Transferee of such Stockholder shall cause each such Permitted Transferee to execute a signature page to this Agreement and deliver the same to the Parent, pursuant to which such Permitted Transferee agrees to be a “Stockholder” pursuant to this Agreement with respect to such Shares that are the subject of such Transfer. Permitted Transferee means, with respect to any Stockholder, (A) any other Stockholder, (B) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild of such Stockholder, (C) any trust, the trustees of which include only the persons named in clauses (A) or (B) and the beneficiaries of which include only the persons named in clauses (A) or (B), (D) any corporation, limited liability company or partnership, the shareholders, members or general or limited partners of which include only the persons named in clauses (A) or (B), (E) if such Stockholder is a trust, the beneficiary or beneficiaries authorized or entitled to receive distributions from such trust, or (F) to any person by will, for estate or tax planning purposes, for charitable purposes or as charitable gifts or donations. Transfers of Shares to Permitted Transferees made pursuant to this Section 4.01(b) shall not be a breach of this Agreement.

Section 4.02   Other Offers. Stockholder shall not (i) solicit, initiate or knowingly encourage or knowingly facilitate any Takeover Proposal or the making of any proposal that would reasonably be expected to lead to the consummation of any Takeover Proposal, or (ii) enter into or otherwise participate in any discussions or negotiations regarding, or furnish any material non-public information relating to the Company or any Company Subsidiary in connection with a Takeover Proposal; provided, however, that notwithstanding the foregoing, Stockholder may take any actions to the extent the Company is permitted to take such actions under Section 5.2 of the Merger Agreement and nothing herein shall limit or affect any action of Stockholder taken in such Stockholder’s capacity as an officer or director of the Company.
Section 4.03   Appraisal Rights. Subject to the terms of this Agreement, Stockholder irrevocably waives and agrees not to exercise any rights to demand appraisal of any Shares which may arise with respect to the Integrated Mergers or dissent from the Integrated Mergers.
Section 4.04   Proxy Statement. Stockholder hereby agrees to permit the Company to publish and disclose in the Proxy Statement (including all documents filed with the SEC in accordance therewith), Stockholder’s identity and beneficial ownership of the Shares or other equity interests of the Company and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement to the extent required by applicable Law.
Section 4.05   Acquisition of Additional Shares. During the term of this Agreement, Stockholder shall notify Parent promptly in writing of the direct or indirect acquisition of record or beneficial ownership of additional shares of Company Common Stock after the date hereof, if any, all of which shall be considered Shares and be subject to the terms of this Agreement as though owned by Stockholder on the date hereof.
Article V

Miscellaneous
Section 5.01   Further Assurances. Parent and Stockholder shall each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law, to perform each party’s respective obligations under this Agreement.
Section 5.02   Amendments; Termination. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement, and all obligations, terms and conditions contained herein, shall automatically terminate without any further action required by any person upon the earliest to occur of  (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; and (c) except as otherwise permitted pursuant to the Merger Agreement, the making of any material change, by amendment, waiver or other modification to any provision of the Merger Agreement that decreases the amount or changes the form of the consideration to the stockholders of the Company (the “Expiration Time”). Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement.
Section 5.03   Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
Section 5.04   Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that, other than as permitted by Section 4.01(b), neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto.
Section 5.05   Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.
Section 5.06   Specific Performance. Each party acknowledges that monetary damages would not be an adequate remedy in the event that any covenant or agreement in this Agreement is not performed in accordance with its terms, and therefore agrees that, in addition to and without limiting any other remedy or right available to the parties, each party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof. Each party agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by a party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by a party.
Section 5.07   Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. Until and unless each party has received (by electronic communication, facsimile or otherwise) a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.
Section 5.08   Severability. If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
Section 5.09   Capacity. Stockholder is signing this Agreement solely in Stockholder’s capacity as a stockholder of the Company, and not in any other capacity and this Agreement shall not limit or otherwise affect any actions taken, or required or permitted to be taken, by Stockholder or any Affiliate, employee, designee or Representative of Stockholder or any of its Affiliates in any other capacity, including, if applicable, as an officer or director of the Company or any of the Company Subsidiaries, including to disclose information acquired solely in such Stockholder’s capacity as a director or officer of the Company, and any actions taken (whatsoever), or failure to take any actions (whatsoever), by such Stockholder in such capacity as a director or officer of the Company shall not be deemed to constitute a breach of this Agreement.
Section 5.10   Non-Recourse. Each party to this Agreement enters into this Agreement solely on its own behalf, the obligations each Stockholder under this Agreement are several (with respect to itself) and not joint with the obligations of any other Stockholder and each such party shall be liable, severally and not jointly, solely for any breaches of this Agreement by such party and in no event shall any party be liable for breaches of this Agreement by any other party hereto. Nothing contained herein, and no action taken by any Stockholder pursuant hereto, shall be deemed to constitute the parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.
Section 5.11   No Agreement Until Executed. Irrespective of negotiations among the parties of drafts of this Agreement, this Agreement shall not constitute or be deemed to be evidence of a Contract between the parties hereto unless and until this Agreement and the Merger Agreement is executed by all parties hereto.
[The Remainder of this Page has been Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed as of the day and year first above written.
BERRY PLASTICS GROUP, INC.
By:
Name:
Title:
[STOCKHOLDER]
Name:

Class of Stock	Shares Owned

Common
[Voting Agreement Signature Page]

ANNEX C

Merrill Lynch, Pierce, Fenner & Smith Incorporated	Global Corporate & Investment Banking
August 24, 2016
The Board of Directors
AEP Industries Inc.
95 Chestnut Ridge Road
Montvale, NJ 07645
United States
Members of the Board of Directors:
We understand that AEP Industries Inc. (“AEP”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”), among AEP, Berry Plastics Group, Inc. (“Berry”), Berry Plastics Corporation, a direct, wholly owned subsidiary of Berry (“Holdings”), Berry Plastics Acquisition Corporation XVI, a direct, wholly owned subsidiary of Holdings (“Merger Sub”) and Berry Plastics Acquisition Corporation XV, LLC, a direct, wholly owned subsidiary of Holdings (“Merger Sub LLC”), pursuant to which, among other things (i) Merger Sub will merge with and into AEP (the “Merger”) and each share of common stock, par value $0.01 per share, of AEP (“AEP Common Stock”) issued and outstanding immediately prior to the Effective Time (as defined in the Agreement), other than Cancelled Shares and Dissenting Shares (each as defined in the Agreement), will be converted into the right to receive, at the election of the holder thereof and subject to certain limitations, proration and election procedures set forth in the Agreement (as to which we express no opinion), (a) $110 in cash (the “Cash Consideration”) or (b) 2.5011 shares (the “Stock Consideration”, and together with the Cash Consideration, the “Consideration”) of common stock, par value $0.01 per share, of Berry (“Berry Common Stock”); provided that, notwithstanding any such election, the consideration shall be prorated as necessary so that (1) 50% of the shares of AEP Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and Dissenting Shares) shall be converted into the right to receive the Cash Consideration and (2) 50% of the shares of AEP Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and Dissenting Shares) shall be converted into the right to receive the Stock Consideration and (ii) following the Merger, AEP will merge with and into Merger Sub LLC (such merger, together with the Merger, the “Transaction”). Notwithstanding the foregoing, in the event that the closing of the transactions contemplated by the Agreement cannot occur solely because of a failure to satisfy the conditions related to the absence of a Berry material adverse effect or the delivery of a tax opinion from AEP’s counsel that the Transaction will be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, then Berry may elect, in its sole discretion, to have all shares of AEP Common Stock (other than Cancelled Shares and Dissenting Shares) be converted into the right to receive the Cash Consideration in the Merger. The terms and conditions of the Transaction are more fully set forth in the Agreement.
You have requested our opinion as to the fairness, from a financial point of view, to the holders of AEP Common Stock (other than Cancelled Shares and Dissenting Shares) of the Consideration to be received by such holders in the Merger.
In connection with this opinion, we have, among other things:
(i)
reviewed certain publicly available business and financial information relating to AEP and Berry;

(ii)
reviewed certain internal financial and operating information with respect to the business, operations and prospects of AEP furnished to or discussed with us by the management of AEP, including certain financial forecasts relating to AEP prepared by the management of AEP (such forecasts, “AEP Forecasts”);

The Board of Directors
AEP Industries Inc.

(iii)
reviewed certain publicly available financial forecasts relating to Berry furnished to or discussed with us by the management of Berry and certain adjustments thereto and extrapolations thereof  based on certain financial and operating metrics furnished to or discussed with us by the management of Berry, prepared at the direction of AEP and approved by AEP for our use in our analyses for purposes of our opinion (such publicly available financial forecasts, as adjusted and extrapolated, the “Berry Forecasts”);

(iv)
discussed the past and current business, operations, financial condition and prospects of AEP with members of senior management of AEP, and discussed the past and current business, operations, financial condition and prospects of Berry with members of senior managements of AEP and Berry;

(v)
reviewed the potential pro forma financial impact of the Transaction on the future financial performance of Berry, including the potential effect on Berry’s estimated earnings per share;

(vi)
reviewed the trading histories for AEP Common Stock and Berry Common Stock and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

(vii)
compared certain financial and stock market information of AEP and Berry with similar information of other companies we deemed relevant;

(viii)
compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(ix)
reviewed a draft, dated August 23, 2016, of the Agreement (the “Draft Agreement”); and

(x)
performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of AEP and, with respect to publicly available information and information furnished to or discussed with us by Berry, Berry that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the AEP Forecasts, we have been advised by AEP, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of AEP as to the future financial performance of AEP. As you are aware, we have not been provided with, and we did not have access to, financial forecasts relating to Berry prepared by the management of Berry. We have been advised by the management of Berry that Berry is not of aware of any facts or circumstances that would cause it to conclude that the Berry Forecasts are not a reasonable basis, and, at the direction of AEP, we have assumed that the Berry Forecasts are a reasonable basis, upon which to evaluate the future financial performance of Berry and, accordingly, we have used the Berry Forecasts for purposes of our analyses and opinion. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of AEP or Berry, nor have we made any physical inspection of the properties or assets of AEP or Berry. We have not evaluated the solvency or fair value of AEP or Berry under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of AEP, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on AEP, Berry or the contemplated benefits of the Transaction in any material respects. We also have assumed, at the direction of

The Board of Directors
AEP Industries Inc.

AEP, that the Transaction will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. We also have assumed, at the direction of AEP, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.
We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction, the form of the Consideration, the allocation of the Consideration as between holders of AEP Common Stock who receive the Stock Consideration, the Cash Consideration or a combination thereof, the relative fairness of the Stock Consideration and the Cash Consideration, or any voting agreements entered into in connection with the Transaction. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of AEP or any alternative transaction. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of AEP Common Stock (other than Cancelled Shares and Dissenting Shares) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to AEP or in which AEP might engage or as to the underlying business decision of AEP to proceed with or effect the Transaction. We are not expressing any opinion as to what the value of Berry Common Stock actually will be when issued or the prices at which AEP Common Stock or Berry Common Stock will trade at any time, including following announcement or consummation of the Transaction. In addition, we express no opinion or recommendation as to whether any stockholder should elect Cash Consideration or Stock Consideration, how any stockholder should vote or act in connection with the Mergers, or any related matter.
We have acted as financial advisor to AEP in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, AEP has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.
We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of AEP, Berry and certain of their respective affiliates.
We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to AEP and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as collateral agent for, and as a lender to, AEP under its asset-based revolving credit facility.
In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Berry and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as administrative agent, joint book runner, co-lead arranger and collateral agent for, and as a lender (including a swing-line and letter of credit lender) under, Berry’s asset-based revolving line of

The Board of Directors
AEP Industries Inc.

credit, and as a joint book runner and co-lead arranger for, and as a lender under, Berry’s senior secured credit facilities; (ii) having acted as a joint book runner to Berry for certain debt offerings; and (iii) having provided or providing certain treasury and trade management services and products.
It is understood that this letter is for the benefit and use of the Board of Directors of AEP (in its capacity as such) in connection with and for purposes of its evaluation of the Merger.
Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Merger by holders of AEP Common Stock (other than Cancelled Shares and Dissenting Shares) is fair, from a financial point of view, to such holders.
Very truly yours,
/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated
MERRILL LYNCH, PIERCE, FENNER & SMITH
      INCORPORATED

ANNEX D
SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
§ 262. Appraisal rights.
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of  § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of  § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of  (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 20. Indemnification of Directors and Officers.
Berry Plastics Group, Inc. (“Berry”) is incorporated in the State of Delaware.
Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.
Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.
Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue, or matter therein, he shall be indemnified against any expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.
Article X of Berry Plastics Group, Inc.’s amended and restated certificate of incorporation provides for the indemnification of directors, officers, employees or agents to the fullest extent permitted by the DGCL. Article X of Berry Plastics Group, Inc.’s amended and restated certificate of incorporation also provides that, in any action initiated by a person seeking indemnification, Berry Plastics Group, Inc. shall bear the burden of proof that the person is not entitled to indemnification.
Section 102(b)(7) of the DGCL provides that a Delaware corporation may, with certain limitations, set forth in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of a fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. Article IX of Berry Plastics Group, Inc.’s Amended and Restated Certificate of Incorporation includes such a provision.
Section 145(g) of the DGCL provides that a Delaware corporation has the power to purchase and maintain insurance on behalf of any director, officer, employee or other agent of the corporation or, if serving in such capacity at the request of the corporation, of another enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation has the power to indemnify such person against such liability under the DGCL. Article X of Berry Plastics Group, Inc.’s Amended and Restated Certificate of Incorporation permits Berry Plastics Group, Inc. to maintain insurance, at Berry Plastics Group, Inc.’s expense, to protect Berry Plastics Group, Inc. or any directors, officers, employees or agents of the company or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not Berry Plastics Group, Inc. would have the power to indemnify such person against such expense, liability or loss under the DGCL.
Item 21. Exhibits and Financial Statement Schedules.
(a)
Exhibits.   The Exhibit List filed as part of this registration statement is incorporated herein by reference.

(b)
Financial Statement Schedules.   All schedules have been omitted because they are not applicable or because the required information is shown in the financial statements or notes thereto.

Item 22. Undertakings.
(a)
The undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
i.
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(d)
The undersigned registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act of 1933, each filing of a registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)
The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(f)
The undersigned registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (e) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(h)
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(i)
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evansville, State of Indiana, on this 14th day of December, 2016.
BERRY PLASTICS GROUP, INC.

By:	/s/ Jonathan D. Rich
Name: Jonathan D. Rich
Title: Chief Executive Officer
POWER OF ATTORNEY
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated below.
Signature	Title
/s/ Jonathan D. Rich Jonathan D. Rich	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	December 14, 2016
/s/ Mark W. Miles Mark W. Miles	Chief Financial Officer (Principal Financial Officer)	December 14, 2016
/s/ James M. Till James M. Till	Controller (Principal Accounting Officer)	December 14, 2016
* B. Evan Bayh	Director	December 14, 2016
* Jonathan F. Foster	Director	December 14, 2016
* Idalene F. Kesner	Director	December 14, 2016
* Carl J. Rickertsen	Director	December 14, 2016
* Ronald S. Rolfe	Director	December 14, 2016
* Robert V. Seminara	Director	December 14, 2016
* Robert A. Steele	Director	December 14, 2016
* Stephen E. Sterrett	Director	December 14, 2016
* Scott B. Ullem	Director	December 14, 2016
*By: /s/ Mark W. Miles Name: Mark W. Miles Title: Attorney-in-fact

EXHIBIT LIST
Exhibit No.	Exhibit
2.1	Agreement and Plan of Merger, dated as of August 24, 2016, by and among Berry Plastics Group, Inc., Berry Plastics Corporation, Berry Plastics Acquisition Corporation XVI, Berry Plastics Acquisition Corporation XV, LLC and AEP Industries Inc., as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated December 7, 2016 (included in Annex A of the accompanying proxy statement/prospectus).(1)
3.1	Amended and Restated Certificate of Incorporation of Berry Plastics Group, Inc. (incorporated by reference to Exhibit 3.1 to the Berry’s Current Report Form 8-K filed on March 10, 2015).
3.2	Amended and Restated Bylaws of Berry Plastics Group, Inc. (incorporated herein by reference to Exhibit 3.1 to the Berry’s Current Report on Form 8-K filed on December 6, 2016).
5.1	Opinion of Bryan Cave LLP.**
8.1	Opinion of Bryan Cave LLP regarding certain tax matters.**
8.2	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters.**
10.1	Form of Voting Agreement, dated as of August 24, 2016, by and among Berry Plastics Group, Inc., and certain AEP stockholders (included in Annex B of the accompanying proxy statement/prospectus).
23.1	Consent of Ernst & Young LLP with respect to Berry Plastics Group, Inc.*
23.2	Consent of Ernst & Young LLP with respect to AVINTIV, Inc.*
23.3	Consent of KPMG LLP with respect to AEP Industries Inc.*
23.4	Consent of Bryan Cave LLP (included in Exhibits 5.1 and 8.1).**
23.5	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2).**
24.1	Power of Attorney (included in the signature pages to the Registration Statement on Form S-4 filed on September 26, 2016).
99.1	Form of Proxy of AEP Industries Inc.*
99.2	Form of Election and related materials.**
99.3	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.*

*
Filed herewith.

**
Previously filed as part of this Registration Statement.

(1)
The schedules to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Registrant will furnish copies of such schedules to the SEC upon request by the SEC.